UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO

(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Table of Contents

Table of Contents

1 - Press Release	3
Highlights	4
Main Information	6
Ratings	8
Book Net Income vs. Adjusted Net Income	8
Summarized Analysis of Adjusted Income	9
Capital Ratios - Basel III	23
Economic Scenario	24
Main Economic Indicators	25
Guidance	26
Book Income vs. Managerial Income vs. Adjusted Income Statement	27
2 - Economic and Financial Analysis	31
Statement of Financial Position	32
Adjusted Income Statement	33
NII - Interest and Non-Interest Earning Portions	33
– NII – Interest Earning Portion	34
• Credit Margin – Interest Earning Portion	36
• Funding Margin – Interest Earning Portion	51
• Securities/Other Margin - Interest Earning Portion	56
• Insurance Margin - Interest Earning Portion	56
– NII - Non-Interest Earning Portion	57
Insurance, Pension Plans and Capitalization Bonds	58
– Bradesco Vida e Previdência	65
– Bradesco Saúde and Mediservice	67
– Bradesco Capitalização	68
– Bradesco Auto/RE and Atlântica Companhia de Seguros	70
Fee and Commission Income	72
Personnel and Administrative Expenses	78
– Operating Coverage Ratio	81
Tax Expenses	81
Equity in the Earnings (Losses) of Unconsolidated Companies	81
Operating Income	82
Non-Operating Income	82
3 - Return to Shareholders	83
Corporate Governance	84
Investor Relations – IR	84
Sustainability	84
Bradesco Shares	86
Market Capitalization	89
Main Indicators	90
Dividends/Interest on Shareholders’ Equity	91
Weight on Main Stock Indexes	91
4 - Additional Information	93
Market Share of Products and Services	94
Reserve Requirements	95
Investments in Infrastructure, Information Technology and Telecommunications	96
Risk Management	97
Capital Management	98
Capital Adequacy Ratio	99
5 - Independent Auditors’ Report	101
Independent Reasonable Assurance Report on the supplementary accounting information included within the Economic and Financial Analysis Report	102
6 - Consolidated Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report	105

Bradesco    1

Forward-Looking Statements

This Economic and Financial Analysis Report contains forward-looking statements related to our business. Such statements are based on management’s current expectations, estimates and projections concerning future events and financial trends that may affect our business. Words such as “believe”, “anticipate”, “plan”, “expect”, “intend”, “goal”, “estimate”, “forecast”, “predict”, “project”, “guidelines”, “should” and other similar expressions are used to indicate predicting statements. However, forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that may be beyond our control. In addition, some forward-looking statements are based on assumptions which, depending on future events, may prove not to be accurate. Therefore, actual results may differ significantly from the plans, goals, expectations, projections and intentions expressed or implied in such statements.

The factors that may impact the actual results include, among others, changes in regional, national and international trade and economic policies; inflation; an increased number of defaults by borrowers in loan operations, with a consequent increase in the allowance for losses from loan operations; loss of ability to receive deposits; loss of customers or revenues; our ability to sustain and improve performance; changes in interest rates which may, among other things, adversely affect our margins; competition in the banking industry, financial services, credit card services, insurance, asset management and other related industries; government regulation and fiscal affairs; disputes or adverse legal proceedings or regulations; and credit and other risks involved in lending and investment activities.

As a result, one should not rely excessively on these forward-looking statements. The statements are valid only for the date on which they were drafted. Except as required by applicable law, we do not assume any obligation to update these statements as a result of new information, future developments or any other matters which may arise.

Some numbers included in this report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

  2 Economic and Financial Analysis Report – December 2014

       Press Release

Highlights

The main figures obtained by Bradesco in 2014 are presented below:

1.   Adjusted Net Income(1) for 2014 stood at R$ 15.359 billion (a 25.9% increase compared to the R$ 12.202 billion recorded in the same period of 2013), corresponding to earnings per share of R$ 3.66 and Return on Average Adjusted Equity(2) of 20.1%.

2.   As for the source, the Adjusted Net Income is composed of R$ 10.953 billion from financial activities, representing 71.3% of the total, and of R$ 4.406 billion from insurance, pension plans and capitalization bonds operations, which together account for 28.7%.

3.   On December 31, 2014, Bradesco market value stood at R$ 145.536 billion(3), showing a growth of 13.6% over December 31, 2013.

4.   Total Assets, in December 2014, stood at R$ 1.032 trillion, an increase of 13.6% over the December 2013 balance. The return on Average Total Assets was 1.6%, an increase of 0.2 p.p. over December 2013 (1.4%).

5.   In December 2014, the Expanded Loan Portfolio(4) reached R$ 455.127 billion, up 6.5% over December 2013. Operations with individuals totaled R$ 141.432 billion (an increase of 8.2% over December 2013), while corporate segment operations totaled
R$ 313.695 billion (up 5.8% over December 2013).

6.   Assets under Management stood at R$ 1.426 trillion, a 13.2% increase from December 2013.

7.   Shareholders’ Equity totaled R$ 81.508 billion in December 2014, 14.9% higher than in December 2013. Capital Adequacy Ratio stood at 16.5% in December 2014, 12.9% of which was classified as Common Equity/Tier I.

8.   A total of R$ 5.055 billion were paid to shareholders as Interest on Shareholders’ Equity and Dividends for the first three quarters of 2014, of which R$ 1.824 billion were paid in monthly and interim installments and R$ 3.231 billion were provisioned.

9.   The Interest Earning Portion of the Net Interest Income stood at R$ 47.806 billion, up 12.0% compared to 2013.

10. The Delinquency Ratio over 90 days remained stable in the last twelve months, and stood at 3.5% on December 31, 2014.

11. The Operating Efficiency Ratio (ER)(5) in December 2014 was 39.2%, the best level ever recorded (42.1% in December 2013), while in the “risk-adjusted” concept, it stood at 47.9% (52.1% in December 2013).

12. Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$ 56.152 billion in 2014, up 12.9% when compared to 2013. Technical Reserves stood at R$ 153.267 billion, an increase of 12.5% compared to the balance on December 2013.

13.Investments in infrastructure, information technology and telecommunications amounted to R$ 4.998 billion in 2014, up 3.2% over the same period last year.

14.Taxes and contributions paid or recorded in provision, including social security, totaled R$ 24.225 billion, of which R$ 10.902 billion related to taxes withheld and collected from third parties, and R$ 13.323 billion calculated based on activities developed by Bradesco Organization, equivalent to 86.7% of the Adjusted Net Income(1).

15.Bradesco has an extensive Customer Service network in Brazil, with 4,659 Branches and 3,486 Service Points (PAs). Customers can also count on 1,145 ATMs, 50,006 Bradesco Expresso service points, 31,089 Bradesco Dia & Noite ATMs, and 17,593 Banco24Horas Network ATMs.

(1) According to the non-recurring events described on page 8 of this Economic and Financial Analysis Report; (2) Excludes mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

  4    Economic and Financial Analysis Report – December 2014

Press Release

Highlights

16.Payroll, plus charges and benefits, totaled R$ 11.773 billion. Social benefits provided to all 95,520 employees of Bradesco Organization and their dependents amounted to R$ 2.923 billion, while investments in education, training and development programs totaled R$ 144.658 million.

17.Major Awards and Acknowledgments in the period:

•       Largest private Brazilian group to be featured in the “Valor Grandes Grupos” ranking, which lists the 200 largest groups in the country. It also holds 1st place in the ranking of the 20 largest groups in the financial sector, while also leading in shareholder’s equity (Valor Econômico newspaper);

•       For the 10th consecutive year, its common and preferred shares are listed on the Corporate Sustainability Index (ISE) of BMF&Bovespa;

•       Winner of the 16th Abrasca award as the best “Annual Report 2013”, under the “Publicly-Traded Company – Group 1”;

•       Featured on the annual “150 Best Companies to Work for in Brazil”, for the 15th time (Guia Você S/A Exame);

•       One of the top mentions in “Best in People Management” poll (Valor Carreira magazine - Valor Econômico newspaper);

•       Only Latin American bank to be featured in the “World’s 20 Greenest Banks” (Bloomberg Markets magazine); and

•       Named one of the most sustainable companies in Brazil. (Guia Exame de Sustentabilidade/Study by Fundação Getulio Vargas de São Paulo).

The Bradesco Organization fully complies with internationally recognized sustainability and corporate governance initiatives, particularly: Global Compact, PRI (Principles for Responsible Investment), Equator Principles. We set our guidelines and strategies with a view to incorporating the best corporate sustainability practices into our businesses, considering the context and the potential of each region, thus contributing to the generation of value in the Organization. The driving forces behind our engagement are inclusion with education, democratization and presence, innovation, sustainability and continuity of our businesses. Our management process adopts economic and social and environmental indexes developed in Brazil and abroad, such as the Dow Jones Sustainability Index (DJSI), the Corporate Sustainability Index (ISE, of BM&FBovespa), and the Carbon Efficient Index (ICO2, also of BM&FBovespa), as well as the guidelines and indexes of the Global Reporting Initiative (GRI) and the Carbon Disclosure Project (CDP).

With a broad social and educational program in place for 58 years, Fundação Bradesco operates 40 schools across Brazil. Fundação Bradesco’s budget for 2014 totaled R$ 520.277 million, R$ 86.553 million of which was intended to restructuring high school education through classroom expansion works that enabled the foundation to offer free quality education to: a) 105,177 students enrolled in its schools in the following levels: basic education (kindergarten to high school) and vocational training - high school, youth and adult education; and preliminary and continuing vocational training, which focuses on creating jobs and income; b) 458,365 thousand students who completed at least one of the distance-learning courses (EaD) available on the e-learning portal; and c) 33,856 beneficiaries in partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação program and technology courses (Educar and Aprender). In addition to being guaranteed free quality education, the approximately 44 thousand students enrolled in the Basic Education system also receive uniforms, school supplies, meals, and medical and dental assistance.

Bradesco    5

       Press Release

Main Information

	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	Variation %
									4Q14 x 3Q14	4Q14 x 4Q13
Income Statement for the Period - R$ million
Book Net Income	3,993	3,875	3,778	3,443	3,079	3,064	2,949	2,919	3.0	29.7
Adjusted Net Income	4,132	3,950	3,804	3,473	3,199	3,082	2,978	2,943	4.6	29.2
Total Net Interest Income	12,986	12,281	12,066	10,962	11,264	10,729	10,587	10,706	5.7	15.3
Gross Credit Margin	8,453	8,249	7,967	7,711	7,850	7,793	7,634	7,414	2.5	7.7
Net Credit Margin	5,146	4,901	4,826	4,850	4,889	4,912	4,540	4,305	5.0	5.3
Provision for Loan Losses (ALL) Expenses	(3,307)	(3,348)	(3,141)	(2,861)	(2,961)	(2,881)	(3,094)	(3,109)	(1.2)	11.7
Fee and Commission Income	5,839	5,639	5,328	5,283	5,227	4,977	4,983	4,599	3.5	11.7
Administrative and Personnel Expenses	(7,835)	(7,192)	(7,023)	(6,765)	(7,313)	(6,977)	(6,769)	(6,514)	8.9	7.1
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	17,806	12,904	13,992	11,450	14,492	11,069	13,238	10,953	38.0	22.9
Statement of Financial Position - R$ million
Total Assets	1,032,040	987,364	931,132	922,229	908,139	907,694	896,697	894,467	4.5	13.6
Securities	346,358	343,445	333,200	321,970	313,327	313,679	309,027	300,600	0.8	10.5
Loan Operations (1)	455,127	444,195	435,231	432,297	427,273	412,559	402,517	391,682	2.5	6.5
- Individuals	141,432	138,028	135,068	132,652	130,750	127,068	123,260	119,013	2.5	8.2
- Corporate	313,695	306,167	300,163	299,645	296,523	285,490	279,257	272,668	2.5	5.8
Allowance for Loan Losses (ALL) (2)	(23,146)	(22,623)	(21,791)	(21,407)	(21,687)	(21,476)	(21,455)	(21,359)	2.3	6.7
Total Deposits	211,612	211,882	213,270	218,709	218,063	216,778	208,485	205,870	(0.1)	(3.0)
Technical Reserves	153,267	145,969	142,731	137,751	136,229	133,554	131,819	127,367	5.0	12.5
Shareholders' Equity	81,508	79,242	76,800	73,326	70,940	67,033	66,028	69,442	2.9	14.9
Assets under Management	1,426,099	1,385,135	1,304,690	1,277,670	1,260,056	1,256,220	1,233,546	1,243,170	3.0	13.2
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (3) (4)	3.66	3.44	3.23	3.03	2.91	2.84	2.79	2.77	6.4	25.8
Book Value per Common and Preferred Share - R$ (4)	19.43	18.89	18.31	17.48	16.90	15.97	15.72	16.54	2.9	15.0
Annualized Return on Average Equity (5) (6)	20.1	20.4	20.7	20.5	18.0	18.4	18.8	19.5	(0.3) p.p.	2.1 p.p.
Annual Return on Common Equity of 11% - BIS III (6)	24.2	24.3	24.2	23.9	-	-	-	-	(0.1) p.p.	-
Annualized Return on Average Assets (6)	1.6	1.6	1.6	1.5	1.4	1.3	1.3	1.3	-	0.2 p.p.
Average Rate - Annualized (Adjusted Net Interest Income / Total Average Assets - Purchase and Sale Commitments - Permanent Assets)	7.8	7.6	7.8	7.2	7.3	7.1	7.2	7.3	0.2 p.p.	0.5 p.p.
Fixed Assets Ratio - Total Consolidated	13.2	13.0	13.2	15.0	15.2	17.5	17.3	16.5	0.2 p.p.	(2.0) p.p.
Combined Ratio - Insurance (7)	85.9	86.5	86.3	86.4	86.1	86.9	85.5	86.0	(0.6) p.p.	(0.2) p.p.
Efficiency Ratio (ER) (3)	39.2	39.9	40.9	41.9	42.1	42.1	41.8	41.5	(0.7) p.p.	(2.9) p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (3)	76.7	75.9	74.1	73.6	71.8	70.8	69.6	67.7	0.8 p.p.	4.9 p.p.
Market Capitalization - R$ million (8)	145,536	146,504	134,861	135,938	128,085	136,131	124,716	145,584	(0.7)	13.6
Loan Portfolio Quality % (9)
ALL / Loan Portfolio (2)	6.7	6.7	6.6	6.5	6.7	6.9	7.0	7.2	-	-
Non-performing Loans (> 60 days (10) / Loan Portfolio)	4.3	4.4	4.4	4.2	4.2	4.4	4.6	4.9	(0.1) p.p.	0.1 p.p.
Delinquency Ratio (> 90 days (10) / Loan Portfolio)	3.5	3.6	3.5	3.4	3.5	3.6	3.7	4.0	(0.1) p.p.	-
Coverage Ratio (> 90 days (10)) (2)	189.0	187.2	186.9	193.8	192.3	190.3	188.6	179.4	1.8 p.p.	(3.3) p.p.
Coverage Ratio (> 60 days (10)) (2)	156.6	154.2	149.9	153.7	158.9	156.8	153.5	146.0	2.4 p.p.	(2.3) p.p.
Operating Limits %
Capital Adequacy Ratio - Total (11)	16.5	16.3	15.8	15.7	16.6	16.4	15.4	15.6	0.2 p.p.	(0.1) p.p.
Capital Nivel I	12.9	12.6	12.1	11.9	12.3	12.7	11.6	11.0	0.3 p.p.	0.6 p.p.
- Common Equity	12.9	12.6	12.1	11.9	12.3	-	-	-	0.3 p.p.	0.6 p.p.
Capital Nível II	3.6	3.7	3.7	3.8	4.3	3.7	3.8	4.6	(0.1) p.p.	(0.7) p.p.

  6    Economic and Financial Analysis Report – December 2014

Press Release

Main Information

	Dec14	Sept14	Jun14	Mar14	Dec13	Sept13	Jun13	Mar13	Variation %
									Dec14 x Sept14	Dec14 x Dec13
Structural Information - Units
Service Points	75,176	74,028	73,208	73,320	72,736	71,724	70,829	69,528	1.6	3.4
- Branches	4,659	4,659	4,680	4,678	4,674	4,697	4,692	4,687	-	(0.3)
- PAs (12)	3,486	3,497	3,497	3,484	3,586	3,760	3,795	3,786	(0.3)	(2.8)
- PAEs (12)	1,145	1,159	1,175	1,186	1,180	1,421	1,454	1,457	(1.2)	(3.0)
- External Bradesco ATMs (13) (14)	1,344	1,398	1,684	2,701	3,003	3,298	3,498	3,712	(3.9)	(55.2)
- Banco24Horas Network ATMs (13)	12,450	12,213	12,023	11,873	11,583	11,229	11,154	10,966	1.9	7.5
- Bradesco Expresso (Correspondent Banks)	50,006	49,020	48,186	47,430	46,851	45,614	44,819	43,598	2.0	6.7
- Bradesco Promotora de Vendas	2,073	2,068	1,949	1,955	1,846	1,692	1,404	1,309	0.2	12.3
- Branches / Subsidiaries Abroad	13	14	14	13	13	13	13	13	(7.1)	-
ATMs	48,682	48,053	47,612	48,295	48,203	47,969	47,972	48,025	1.3	1.0
- Bradesco Network	31,089	31,107	31,509	32,909	33,464	33,933	34,322	34,719	(0.1)	(7.1)
- Banco24Horas Network	17,593	16,946	16,103	15,386	14,739	14,036	13,650	13,306	3.8	19.4
Employees (15)	95,520	98,849	99,027	99,545	100,489	101,410	101,951	102,793	(3.4)	(4.9)
Outsourced Employees and Interns	12,916	12,896	12,790	12,671	12,614	12,699	12,647	13,070	0.2	2.4
Customers - in millions
Active Checking Account Holders (16) (17)	26.5	26.6	26.5	26.6	26.4	26.4	26.2	25.8	(0.4)	0.4
Savings Accounts (18)	59.1	52.9	51.8	49.0	50.9	48.3	47.7	46.6	11.7	16.1
Insurance Group	46.9	46.3	45.5	45.3	45.7	45.3	44.2	42.9	1.3	2.6
- Policyholders	41.1	40.5	39.6	39.4	39.8	39.5	38.4	37.1	1.5	3.3
- Pension Plan Participants	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.3	-	-
- Capitalization Bond Customers	3.4	3.4	3.5	3.5	3.5	3.4	3.4	3.5	-	(2.9)
Bradesco Financiamentos (16)	3.1	3.1	3.2	3.2	3.3	3.4	3.5	3.6	-	(6.1)

(1)   Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(2)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL;

(3)   In the last 12 months;

(4)   For comparison purposes, shares were adjusted in accordance with bonuses and stock splits;

(5)   Excluding mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity;

(6)   Year-to-Date Adjusted Net Income;

(7)   Excludes additional reserves;

(8)   Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(9)   As defined by the Brazilian Central Bank (Bacen);

(10)Overdue Loans;

(11)Since October 2013, the Capital Adequacy Ratio calculation follows regulatory guidelines set forth in CMN Resolutions No4192/13 and 4193/13
Capital Adequacy Ratio (Basel III);

(12)PA (Service Branch): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution No4072/12; and PAEs – ATMs located on a company’s premises;

(13)Including overlapping ATMs within the Bank’s own network and the Banco24Horas Network;

(14)Such reduction relates to the sharing of external network ATM terminals by the Banco24Horas ATM network;

(15)The reduction in the fourth quarter of 2014 includes the transfer of 2,431 employees of Scopus Tecnologia to IBM Brazil;

(16) Number of individual customers (Corporate Tax IDs (CNPJs) and Individual Taxpayer IDs (CPFs));

(17)Refers to first and second checking account holders; and

(18) Number of accounts.

Bradesco    7

       Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale						Domestic Scale
Feasibility	Support	Domestic Currency		Foreign Currency		Domestic
a -	2	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
		A -	F1	BBB +	F2	AAA (bra)	F1 + (bra)
*
Moody´s Investors Service
Financial Strength / Individual Credit Risk Profile	International Scale					Domestic Scale
C - / baa1	Foreign Currency Senior Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency
	Long Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
	Baa1	Baa1	P - 2	Baa2	P-2	Aaa.br	BR - 1

Standard & Poor's						Austin Rating
International Scale - Issuer's Credit Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating			Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	brAA+	brAAA	brA -1
BBB -	A - 3	BBB -	A - 3	brAAA	brA - 1 +

Book Net Income vs. Adjusted Net Income

The main non-recurring events that affected Book Net Income in the periods below are presented in the following comparative chart:

				R$ million
	12M14	12M13	4Q14	3Q14
Book Net Income	15,089	12,011	3,993	3,875

Non-Recurring Events	270	191	139	75
- Reversal of provision for tax contingencies (1)	(1,378)	-	-	(1,378)
- Impairment of assets (2)	1,300	739	702	598
- Reversal of technical reserves (3)	(754)	(2,572)	(754)	-
- Provision for labor contingencies (4)	488	-	-	488
- Provision for tax contingencies (5)	212	-	-	212
- Law nº 12.865/13 (REFIS)	-	(1,950)	-	-
- Rate adjustment at market value – NTNs	-	6,117	-	-
- Other (6)	421	(385)	127	201
- Tax Effects	(19)	(1,758)	64	(46)
Adjusted Net Income	15,359	12,202	4,132	3,950
0
ROAE % (7)	19.8	17.7	21.5	21.5
0
(ADJUSTED) ROAE % (7)	20.1	18.0	22.3	22.0

(1)   Includes the reversal of provision for tax risks related to the Cofins case, which had a favorable outcome for the Organization;

(2)   In the fourth quarter of 2014, it includes the impairment of: (i) Securities – Shares, classified as Available for Sale, totaling R$ 617 million; and (ii) Software, totaling R$ 85 million; in 2014, it also includes the acknowledgment of impairment in shares of Banco Espírito Santo S.A. (BES), totaling R$ 598 million; in 2013, it includes, primarily: (i) Securities – Shares, rated as Available-for-Sale, totaling R$ 682 million; and (ii) Other Assets, totaling R$ 57 million, arising from the reassessment of the expected return of these assets;

(3)   In 2014 and in the fourth quarter of 2014, it includes the reversal of technical reserves (OPT - Other Technical Reserves), in accordance with SUSEP Circular No462/13, net of the constitution of other technical reserves (PCC - Complementary Reserve for Coverage, and PDR - Related Expense Reserve); and in 2013, it relates to the impact of adopting the discount rate of the actuarial liabilities flow - risk-free Long-Term Interest Rate Structure (ETTJ), in compliance with the provisions of SUSEP Circular No 462/13;

(4)   Includes the improved calculation methodology, originating from acquired banks, with unique characteristics, based on the updated recent loss history;

(5)   Includes the provision for tax risks relating to the PIS-EC 17/97 case;

(6)   In 2014, fourth quarter of 2014 and third quarter of 2014, it contemplates, primarily, the constitution of civil provisions; and in 2013, it includes, primarily: (i) the registration of tax credits, totaling R$ 462 million; and (ii) the constitution of civil provisions; and

(7)   Annualized.

  8    Economic and Financial Analysis Report – December 2014

Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco results, we use the Adjusted Income Statement for analysis and comments contained in this Economic and Financial Analysis Report, obtained from adjustments made to the Book Income Statement, detailed at the end of this Press Release, which includes adjustments to non-recurring events shown on the previous page. Note that the Adjusted Income Statement serves as the basis for the analysis and comments made in Chapters 1 and 2 of this report.

	R$ million
	Adjusted Income Statement
	12M14	12M13	Variation		4Q14	3Q14	Variation
			12M14 x 12M13				4Q14 x 3Q14
			Amount	%			Amount	%
Net Interest Income	48,295	43,286	5,009	11.6	12,986	12,281	705	5.7
- Interest Earning Portion	47,806	42,686	5,120	12.0	12,763	12,238	525	4.3
- Non-interest Earning Portion	489	600	(111)	(18.5)	223	43	180	-
ALL	(12,657)	(12,045)	(612)	5.1	(3,307)	(3,348)	41	(1.2)
Gross Income from Financial Intermediation	35,638	31,241	4,397	14.1	9,679	8,933	746	8.4
Income from Insurance, Pension Plans and Capitalization Bonds (1)	5,047	4,471	576	12.9	1,363	1,170	193	16.5
Fee and Commission Income	22,089	19,786	2,303	11.6	5,839	5,639	200	3.5
Personnel Expenses	(13,967)	(13,061)	(906)	6.9	(3,676)	(3,564)	(112)	3.1
Other Administrative Expenses	(14,848)	(14,512)	(336)	2.3	(4,159)	(3,628)	(531)	14.6
Tax Expenses	(4,627)	(4,381)	(246)	5.6	(1,211)	(1,182)	(29)	2.5
Companies	187	43	144	-	57	43	14	32.6
Other Operating Income/ (Expenses)	(5,395)	(4,743)	(652)	13.7	(1,360)	(1,311)	(49)	3.7
Operating Result	24,124	18,844	5,280	28.0	6,532	6,100	432	7.1
Non-Operating Result	(183)	(120)	(63)	52.5	(68)	(45)	(23)	51.1
Income Tax / Social Contribution	(8,469)	(6,425)	(2,044)	31.8	(2,308)	(2,075)	(233)	11.2
Non-controlling Interest	(113)	(97)	(16)	16.5	(24)	(30)	6	(20.0)
Adjusted Net Income	15,359	12,202	3,157	25.9	4,132	3,950	182	4.6

(1)   Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums – Changes in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Sales Expenses.

Bradesco    9

       Press Release

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

The return on the Average Adjusted Shareholder’s Equity (ROAE) stood at 20.1% in December 2014. Such performance stems from the growth of adjusted net income, which increased by 4.6% quarter-over-quarter and 25.9% compared with the previous year. The main events that affected adjusted net income are detailed below.

Adjusted net income reached R$ 4,132 million in the fourth quarter of 2014, up R$ 182 million compared to the previous quarter, mainly due to (i) higher net interest income, due to increased “interest” and “non-interest” earning portions; (ii) increased fee and commission income, due to an increase in business volume; (iii) higher income from insurance, pension plans and capitalization bonds; and partially impacted by: (iv) increased administrative and personnel expenses.

In 2014, adjusted net income reached R$ 15,359 million, up R$ 3,157 million from the previous year, due to: (i) higher revenues from interest earning portion; (ii) increased fee and commission income; (iii) higher income from Insurance, Pension Plans and Capitalization Bonds; (iv) increased administrative and personnel expenses, although at a rate below inflation for the period; and (v) increase in other operating expenses, net of other operating income.

Shareholders’ Equity stood at R$ 81,508 million in December 2014, up 14.9% over December 2013. Capital Adequacy Ratio stood at 16.5%, 12.9% of which was classified as Common Equity/Tier I.

Total Assets reached R$ 1.032 trillion in December 2014, a 13.6% increase over December 2013, driven by the increased business volume. Return on Average Assets (ROAA) reached 1.6%.

  10    Economic and Financial Analysis Report – December 2014

Press Release

Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

The 12-month accumulated ER(1) reached 39.2% in the fourth quarter of 2014, again registering his best historical level, and in line with the published target. This result was due to: (i) investments in organic growth, which enabled an increase in income; and (ii) the continued efforts to control expenses, including our Efficiency Committee actions and investments in Information Technology, which have improved internal systems and processes. It should be mentioned that the 0.7 p.p. improvement compared to the previous quarter was primarily due to: (i) higher fee and commission and net interest income; and (ii) the strict control of our operating expenses, which were held below inflation; all these factors also contributed to the improvement of the ER in the “risk-adjusted” concept, reflecting the impact of the risk associated with loan operations(2), which reached 47.9%, an improvement of 0.8 p.p. in the quarter.

Quarterly ER rose from 38.5% in the third quarter of 2014 to 39.9% in the fourth quarter of 2014, primarily due to: (i) higher administrative expenses, primarily due to the seasonal effect of the fourth quarter, which impacted mainly advertising expenses; and partially offset by: (ii) the increase in revenues from fees and commission and in the interest earning portion. This indicator showed improvement when compared with the same period of the previous year, primarily due to the increase in interest earning portion and in fees and commission income.

(1)   ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses)/(Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses). If we considered the ratio between (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to income generation + Insurance Sales Expenses) and (ii) net income generation of related taxes (not considering Insurance Claims and Sales Expenses), our ER accumulated in the last 12 months in the fourth quarter of 2014 would be 43.0%; and

(2)   Including ALL expenses, adjusted for discounts granted, loan recovery and sale of foreclosed assets, among others.

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       Press Release

Summarized Analysis of Adjusted Income

Net Interest Income

11.2%
10.9%
10.9%
10.4%
9.5%
8.5%
7.5%
7.1%
7.2%
7.2%
7.2%
7.0%
7.1%
7.1%
7.7%
7.5%
7.7%
7.1%
6.9%
6.9%
7.1%
7.1%
7.2%
7.2%
R$ million
10,706
197
10,509
10,587
18
10,569
10,729
107
10,622
11,264
278
10,986
10,962
11
10,951
12,066
212
11,854
12,281
43
12,238
12,986
223
12,763
1Q13
2Q
3Q
4Q
1Q14
2Q
3Q
4Q
Non-Interest Earning Portion
Interest Earning Portion
Average Selic Rate (annualized)
Average Quarterly NIM - Annualized = (Interest Earning Portion/(Average Assets - Repurchase Agreements - Permanent Assets))
Average NIM for the Period - Annualized = (Interest Earning Portion/(Average Assets - Repurchase Agreements - Permanent Assets))

In the quarter-over-quarter comparison, the R$ 705 million growth was mainly due to: (i) increased income from interest earning portion, totaling R$ 525 million, particularly in Insurance and Loans; and (ii) increased non-interest earning portion of the net interest income, totaling R$ 180 million.

In the year-over-year comparison, net interest income was up R$ 5.009 million, primarily due to: (i) higher interest earning portion, totaling R$ 5.120 million, due to the increase in business volumes, particularly in the Loan and Funding business lines, and offset by: (ii) lower non-interest earning portion, totaling R$ 111 million.

  12    Economic and Financial Analysis Report – December 2014

Press Release

Summarized Analysis of Adjusted Income

NII - Interest Earning Portion – Annualized Average Rates

						R$ million
	12M14			12M13
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	32,379	341,470	9.5%	30,691	312,737	9.8%
Funding	6,296	373,313	1.7%	4,733	338,209	1.4%
Insurance	4,303	143,307	3.0%	3,616	131,290	2.8%
Securities/Other	4,828	342,564	1.4%	3,646	309,746	1.2%
0
Net Interest Income	47,806	-	7.2%	42,686	-	6.9%
0
	4Q14			3Q14
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	8,453	350,957	10.0%	8,249	340,395	10.1%
Funding	1,686	380,240	1.8%	1,625	373,221	1.8%
Insurance	1,253	150,537	3.4%	1,005	144,792	2.8%
Securities/Other	1,371	360,410	1.5%	1,359	339,591	1.6%
0
Net Interest Income	12,763	-	7.7%	12,238	-	7.5%

The annualized interest financial margin rate stood at 7.7% in the fourth quarter of 2014, up 0.2 p.p. on the previous quarter, primarily due to income from the Insurance interest margin.

Bradesco    13

       Press Release

Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In December 2014, Bradesco’s expanded loan portfolio totaled R$ 455.1 billion. The increase of 2.5% in the quarter was primarily due to: (i) SMEs, which recorded a 2.8% growth; (ii) Individuals, recording a 2.5% growth and (iii) Corporations, which grew 2.3%.

In the last twelve months, the portfolio increased by 6.5%, broken down by: (i) 8.2% in Individuals; (ii) 7.3% in Corporations; and (iii) 3.4% in SMEs.

In the Corporate segment, the products that posted the strongest growth in the last 12 months were: (i) real estate financing; and (ii) rural loans. For Individuals, the highlights were: (i) real estate financing; and (ii) payroll-deductible loan. It should be mentioned that products which present the lowest risk represented the greatest growth.

(1)   In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation in receivables-backed investment funds, mortgage-backed receivables, and farm loans.

For more information, see Chapter 2 of this Report.

Allowance for Loan Losses (ALL) (1)

In the fourth quarter of 2014, allowance for loan losses (ALL) stood at R$ 3,307 million, down R$ 41 million, or 1.2% compared to the previous quarter, despite the 3.2% increase in the volume of loan operations – as defined by Bacen, reflecting the reduction in delinquency during the period.

In the year-over-year comparison, this expense increased by 5.1%, even after accounting for the 7.3% increase in loan operations – as defined by Bacen, resulting from the stable delinquency level in the last 12 months.

It must be noted that these results were due to the consistency of the loan granting policy and processes, quality of guarantees obtained, as well as the constant improvement in the loan recovery process and the change in the product mix.

(1)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL.

For more information, see Chapter 2 of this Report.

  14    Economic and Financial Analysis Report – December 2014

Press Release

Summarized Analysis of Adjusted Income

Delinquency Ratio(1)

The total delinquency ratio, which contemplates operations that are over 90 days past due, was down when compared with the previous quarter.	This improvement was observed for Individuals as well as for SMEs. In the year-over-year comparison, this indicator remained stable.

Compared to the last quarter, short-term delinquency, including operations past due between 15 and 90 days, decreased for Individuals and for Corporations.	In the year-over-year comparison, this indicator also showed reduction, primarily due to the significant improvement in the Individuals segment.

(1)   As defined by the Brazilian Central Bank (Bacen).

Bradesco    15

       Press Release

Summarized Analysis of Adjusted Income

Coverage Ratios

Bradesco monitors the development of its loan portfolio, as well as respective risks, by internally applying the expanded portfolio concept. In addition to the allowance for loan losses (ALL) required by Bacen, Bradesco has excess ALL to support potential stress scenarios, as well as other operations/commitments bearing credit risks.

The following graph presents the changes in coverage ratio of the Allowance for Loan Losses (ALL) for loans past due for more than 60 and 90 days. This indicator shows some improvement when compared with the previous quarter, due to a drop in delinquency for the period. In December 2014, these ratios stood at comfortable levels, reaching 156.6% and 189.0%, respectively.

(1)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL.

  16    Economic and Financial Analysis Report – December 2014

Press Release

Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net income for the fourth quarter of 2014 totaled R$ 1.236 billion, up 23.5% when compared to the same period in the previous year (R$ 1.001 billion), and to the third quarter of 2014 (R$ 1.058 billion), Net Income increased by 16.8%, and an annualized return on Adjusted Shareholder’s Equity of 29.4%.

Net Income for 2014 totaled R$ 4.406 billion, a 17.8% increase when compared to the same period in the previous year (R$ 3.740 billion), for a return on Adjusted Shareholders’ Equity of 23.7%.

(1)   Excluding additional provisions.

	R$ million (unless otherwise stated)
	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	Variation %
									4Q14 x 3Q14	4Q14 x 4Q13
Net Income	1,236	1,058	1,072	1,040	1,001	878	931	930	16.8	23.5
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	17,806	12,904	13,992	11,450	14,492	11,069	13,238	10,953	38.0	22.9
Technical Reserves	153,267	145,969	142,731	137,751	136,229	133,554	131,819	127,367	5.0	12.5
Financial Assets	166,022	158,207	154,261	147,725	146,064	143,423	141,984	141,535	4.9	13.7
Claims Ratio (%)	70.9	72.7	70.2	70.1	71.1	72.7	71.1	69.6	(1.8) p.p.	(0.2) p.p.
Combined Ratio (%)	85.9	86.5	86.3	86.4	86.1	86.9	85.5	86.0	(0.6) p.p.	(0.2) p.p.
Policyholders / Participants and Customers (in thousands)	46,956	46,303	45,468	45,260	45,675	45,292	44,215	42,941	1.4	2.8
Employees (unit)	7,113	7,135	7,152	7,265	7,383	7,462	7,493	7,510	(0.3)	(3.7)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (%) (1)	24.0	23.3	23.5	23.4	24.2	23.8	24.0	22.4	0.7 p.p.	(0.2) p.p.

(1)   The fourth quarter of 2014 includes the latest data released by SUSEP (November 2014).

Note: For purposes of comparison between the indexes for the aforementioned periods, the effects of non-recurring events have not been considered.

Bradesco    17

Press Release

Summarized Analysis of Adjusted Income

Disregarding the DPVAT agreement, income increased 38.3% in the fourth quarter of 2014 when compared to the previous quarter, led by the performance of the Life and Pension Plans segment, which was driven by a greater concentration of private pension contributions during the period.

Disregarding the DPVAT agreement, an increase of 23.7% was recorded when compared to the fourth quarter of 2013, resulting from increased production of more than two digits across all segments.

Disregarding the DPVAT agreement, production increased by 13.9% in 2014 when compared to the same period of the previous year, driven by Auto/RE, Health, Capitalization and Life and Pension Plans products, which grew 28.0%, 22.5%, 15.2% and 7.0%, respectively.

Net income for the fourth quarter of 2014 was 16.8% higher compared to the previous quarter, primarily due to: (i) an increase in revenue; (ii) a 1.8 p.p. drop in claims ratio; (iii) a stable sales ratio; (iv) improvement in the administrative efficiency ratio; and (v) growth in the financial and equity income.

Net income for the fourth quarter of 2014 was 23.5% higher compared to the same period in the previous year, primarily due to: (i) an increase in revenue; (ii) a reduction in claims and sales ratio; (iii) improvement in the administrative efficiency ratio; and (iv) growth in the financial and equity income.

Net income for 2014 was 17.8% higher compared to the same period in the previous year, due to: (i) an increase in revenue; (ii) stable claims and sales ratio; (iii) improvement in the administrative efficiency ratio; and (iv) growth in the financial and equity income.

Minimum Capital Required - Grupo Bradesco Seguros

According to Resolution CNSP No302/13, corporations should have adjusted shareholder’s equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the largest value between the base capital and risk capital. Until the National Council of Private Insurance (CNSP) regulates the market-risk additional capital, the Company is calculating the venture capital based on underwriting, credit and operating risks. For companies regulated by the ANS, Normative Resolution No209/09 establishes that corporations should have adjusted shareholder’s equity (ASE) equal to or higher than the Solvency Margin.

The capital adjustment and management process is continuously monitored, and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles. Companies must permanently maintain a capital compatible with the risks for their activities and transactions, according to the characteristics and peculiarities of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required on December 31, 2014 was R$ 7.343 billion (November 2014).

  18    Economic and Financial Analysis Report – December 2014

       Press Release

Summarized Analysis of Adjusted Income

Fee and Commission Income

In the fourth quarter of 2014, provision of services income totaled R$ 5,839 million, for a growth of R$ 200 million, or 3.5%, over the previous quarter, primarily due to increased business volume, led by the performance of cards and checking account income.

In the year-over-year comparison, the increase of R$ 2,303 million, or 11.6%, was primarily due to: (i) increase in the volume of operations, which are resulting from continuous investments in technology and service channels; and (ii) progress in the customer segmentation process, allowing a more adequate offer of products and services. It must be noted that the incomes that have most contributed to this result derived from: (i) the good performance of the cards activity, result of (a) increased revenue; (b) increased credit and debit cards base; and (c) the greater volume of transactions made; (ii) the growth of checking account incomes, due primarily to increase in business; (iii) greater loan operations income, resulting from an increase in the volume of operations and sureties and guarantees in the period; and increase in income from: (iv) consortium management; (iv) fund management; and (vi) collection.

  19    Economic and Financial Analysis Report – December 2014

Press Release

Summarized Analysis of Adjusted Income

Personnel Expenses

In the fourth quarter of 2014, the increase of R$ 112 million, or 3.1%, from the previous quarter is a result of variations in:

•         structural expenses – an increase of R$ 52 million arising from higher expenses with proceeds, social security contributions and benefits, due to an increase in wages, in accordance with the 2014 collective bargaining agreement; and

•         non-structural expenses – an increase of R$ 60 million, primarily due to greater expenses with: (i) provision for labor claims; and (ii) cost of terminations and charges.

In the year-over-year comparison, the increase of R$ 906 million, or 6.9%, was primarily due to:

•         the growth of R$ 710 million of the “structural” portion, related to higher expenses with payroll, social charges and benefits, affected by increased wage levels, in accordance with 2013 and 2014 collective agreements (readjustments of 8.0% and 8.5%, respectively); and

•       in the “non-structural portion”, the reduction of R$ 196 million, which resulted mainly from higher expenses with: (i) profit and income sharing of managers and employees; and (ii) termination and charges costs.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with Termination of Employment Contracts.

(1)   The reduction in the fourth quarter of 2014 includes the transfer of 2,431 employees of Scopus Tecnologia to IBM Brazil.

Bradesco    20

       Press Release

Summarized Analysis of Adjusted Income

Administrative Expenses

In the year-over-year comparison, the increase of 2.3% was primarily due to a consistent cost control, despite increasing expenses with: (i) growth in turnover and services in the period; (ii) contractual adjustments; and (iii) expansion of 2,440 Service Points in the period, bringing the total number of Service Points to 75,176 on December 31, 2014. We should note the performance of inflation indexes over the past 12 months: the IPCA and IGP-M were up 6.4% and 3.7%, respectively.

Quarter-over-quarter, the 14.6% increase was primarily due to: (i) the seasonal effect of higher advertising expenses, due to the investments made to support institutional positioning and product offering actions; and (ii) the increase in turnover and services concentrated in the period, which in turn resulted in greater expenses with: (a) third-party services; (b) maintenance and conservation of assets; and (c) data processing.

Other Operating Income and Expenses

Other operating expenses, net of other operating income, totaled R$ 1,360 million in the fourth quarter of 2014, a R$ 49 million increase over the previous quarter, primarily due to greater expenses with sales of the Credit Card product.

In the year-over-year comparison, the increase of R$ 652 million is primarily due to: (i) higher expenses with operating provisions, mainly contingent liabilities; and (ii) higher expenses with sales of the Credit Card product.

  21    Economic and Financial Analysis Report – December 2014

Press Release

Summarized Analysis of Adjusted Income
Income Tax and Social Contribution

Expenses with income tax and social contribution were up 11.2% and 31.8% in the quarterly and annual comparison, respectively; these variations resulted from higher taxable income.

Unrealized Gains

Unrealized gains totaled R$ 19,343 million in the fourth quarter of 2014, a R$ 345 million increase from the previous quarter. Such variation is mainly due to: (i) the appreciation of investments, mainly Cielo shares, which increased by 4.2% in the quarter;partially offset by (ii) the devaluation of fixed income securities.

Bradesco    22

Press Release

Capital Ratios - Basel III

Capital Adequacy Ratio

The implementation of the new capital structure in Brazil began in October 2013. Through the CMN Resolution No4192/13, Bacen provided a new methodology to assess Capital, replacing CMN Resolution No3444/07.

In December 2014, Capital stood at R$ 98,605 million, against risk-weighted assets totaling R$ 597,213 million. The Capital Adequacy Ratio recorded an increase of 0.2 p.p. compared to the previous quarter, rising from 16.3% in December 2014 to 16.5% in December 2014, primarily due to: (i) the increase in Shareholders’ Equity, resulting from improved results for the quarter; and (ii) the effect of reallocation of funds from the Insurance Group, which had a positive impacted on prudential adjustments; partially offset by: (iii) the increase in risk-weighted assets, caused by the expansion of the loan portfolio.

Full Impact – Capital Adequacy Ratio

We include a Capital Adequacy Ratio simulation, considering the opening of some of the main future adjustments, which include: (i) the application of 100% of the deductions provided in the implementation schedule; (ii) the reallocation of resources on behalf of our Insurance Group; and (iii) the realization of tax credits arising from tax losses until December 2018, for a rate of 12.4% of common equity, which, added to funding obtained via subordinated debt, may amount to an approximate Tier I ratio of 13.9%.

Buffer Capital/Return on Shareholders’ Equity at 11%

Banco Bradesco has developed a measurement methodology, and structured processes for the implementation of buffer capital, so that it can maintain enough capital available to cope with the risks incurred.

The Governance structure responsible for the evaluations and approvals of buffer capital is composed of a Committee subordinated to the Board of Directors, and Committees that report to the Board of Executive Officers.

This structure decided to maintain a minimum buffer capital of 27%, considering the minimum regulatory capital requirement of 11%.

Considering the minimum required Common Equity of 11% according to the full interpretation of Capital Adequacy Ratio rules, profitability would be 24.2%.

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       Press Release

Economic Scenario

The fourth quarter was characterized by increased financial volatility at the international level. Uncertainty regarding the global economy’s pace of recovery was compounded by a significant drop in commodity prices, especially oil. With the exception of the U.S., there was a downward revision of growth projections for major regions of the globe. The slowing growth of the Chinese economy is in progress, while persistently low inflation in the Euro area continue to frustrate the economic recovery of those countries. At the same time, the drop in oil prices, which began mid-year, has gained new momentum with the OPEC member countries’ decision not to reduce their production.

However, so far the more adverse global scenario has not been enough to interrupt the recovery of U.S. growth. In this context, the Federal Reserve ended its program of asset purchase and signaling that the monetary normalization process can begin in the second half of 2015. Unlike the U.S., Euro area economies and Japan have faced increased difficulty in resuming sustained growth rates. With that, the Central Bank of Japan and the European Central Bank have been compelled to intensify the adoption of monetary stimulus measures.

The loss of exchange terms due to the dropping prices of commodities on a world level, and the trend of international appreciation of the dollar create challenges to emerging nations’ management of economic policy. On the other hand, this very same global scenario also creates some valuable opportunities for countries that adopt effective economic and institutional differentiation measures.

Under this context, it becomes increasingly imperative that Brazil strengthens its commitment to sustainable economic policies. Efforts in this direction represent a requirement for the maintenance of the macroeconomic predictability and income gains, in addition to raising the confidence level of economic agents.

Indicators for domestic economic activities have been modest, further highlighting the relevance of structural initiatives aimed at promoting future growth. The constant search for excellence in education is Brazil’s front line in its battle to become more competitive and to expedite its efforts to upgrade infrastructure. It is always important to remind that, in the long term, the main source of economic growth is productivity, which becomes an even more relevant topic within a global context characterized by high levels of efficiency.

Productive investments tend to play an increasingly relevant role in the composition of growth over the next few years, which should be favored by the increased share of the capital market in funding of infrastructure projects. At the same time, despite the shift in consumer market expansion levels in some segments, the potential of domestic demand for goods and services has yet to be depleted, and there is still much room for growth. Income gains, employment formalization, diversification of consumption habits and social mobility are still key influential factors.

Bradesco maintains a positive outlook towards Brazil, with favorable perspectives for its operating segments. Credit volume is growing at sustainable and risk-compatible rates, whereas delinquency rates are stabilized at historically low and controlled levels. The scenario is still very promising for the Brazilian banking and insurance sectors.

  24    Economic and Financial Analysis Report – December 2014

Press Release

Main Economic Indicators

Main Indicators (%)	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	12M14	12M13

Interbank Deposit Certificate (CDI)	2.76	2.72	2.51	2.40	2.31	2.12	1.79	1.61	10.81	8.06
Ibovespa	(7.59)	1.78	5.46	(2.12)	(1.59)	10.29	(15.78)	(7.55)	(2.91)	(15.50)
USD – Commercial Rate	8.37	11.28	(2.67)	(3.40)	5.05	0.65	10.02	(1.45)	13.39	14.64
General Price Index - Market (IGP-M)	1.89	(0.68)	(0.10)	2.55	1.75	1.92	0.90	0.85	3.69	5.51
Extended Consumer Price Index (IPCA) – Brazilian Institute of Geography and Statistics (IBGE)	1.72	0.83	1.54	2.18	2.04	0.62	1.18	1.94	6.41	5.91
Federal Government Long-Term Interest Rate (TJLP)	1.24	1.24	1.24	1.24	1.24	1.24	1.24	1.24	5.03	5.03
Reference Interest Rate (TR)	0.26	0.25	0.15	0.19	0.16	0.03	-	-	0.86	0.19
Savings Account (Old Rule) (1)	1.77	1.76	1.66	1.70	1.67	1.54	1.51	1.51	7.08	6.37
Savings Account (New Rule) (1)	1.77	1.76	1.66	1.70	1.67	1.47	1.30	1.25	7.08	5.81
Business Days (number)	65	66	61	61	64	66	63	60	253	253
Indicators (Closing Rate)	Dec14	Sept14	Jun14	Mar14	Dec13	Sept13	Jun13	Mar13	Dec14	Dec13
USD – Commercial Selling Rate - (R$)	2.6562	2.4510	2.2025	2.2630	2.3426	2.2300	2.2156	2.0138	2.6562	2.3426
Euro - (R$)	3.2270	3.0954	3.0150	3.1175	3.2265	3.0181	2.8827	2.5853	3.2270	3.2265
Country Risk (points)	259	239	208	228	224	236	237	189	259	224
Basic Selic Rate Copom (% p.a.)	11.75	11.00	11.00	10.75	10.00	9.00	8.00	7.25	11.75	10.00
BM&F Fixed Rate (% p.a.)	12.96	11.77	10.91	11.38	10.57	10.07	9.39	7.92	12.96	10.57

(1)  Regarding the new savings account yield rule, it was defined that: (i) existing deposits up to May 3, 2012 will continue to yield at TR + interest of 6.17% p.a.; and (ii) for deposits made as of May 4, 2012, the new rules are: (a) if the Selic rate is higher than 8.5% p.a., a yield of TR + 6.17% p.m. interest will be maintained; and (b) if the Selic rate is equal or lower than 8.5% p.a., the yield will be 70% of Selic rate + TR.

Projections for 2017

%	2015	2016	2017
USD - Commercial Rate (year-end) - R$	2.75	2.84	2.92
Extended Consumer Price Index (IPCA)	6.81	5.20	5.00
General Price Index - Market (IGP-M)	5.00	5.00	5.00
Selic (year-end)	12.50	11.50	10.50
Gross Domestic Product (GDP)	0.50	2.00	3.00

Bradesco    25

       Press Release

Guidance

Bradesco’s Outlook for 2015

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market as of the date hereof.

Loan Portfolio (1)	5 to 9%
Individuals	8 to 12%
Companies	4 to 8%
NII - Interest Earning Portion	6 to 10%
Fee and Commission Income	8 to 12%
Operating Expenses (2)	5 to 7%
Insurance Premiums	12 to 15%

(1)   Expanded Loan Portfolio; and

(2)   Administrative and Personnel Expenses.

  26    Economic and Financial Analysis Report – December 2014

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Fourth Quarter of 2014

					R$ million
	4Q14
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	11,524	845	12,369	617	12,986
ALL	(3,780)	473	(3,307)	-	(3,307)
Gross Income from Financial Intermediation	7,743	1,318	9,061	617	9,679
Income from Insurance, Pension Plans and Capitalization Bonds	2,117	-	2,117	(754)	1,363
Fee and Commission Income	5,787	52	5,839	-	5,839
Personnel Expenses	(3,676)	-	(3,676)	-	(3,676)
Other Administrative Expenses	(4,229)	70	(4,159)	-	(4,159)
Tax Expenses	(1,012)	(239)	(1,251)	40	(1,211)
Companies	57	-	57	-	57
Other Operating Income/Expenses	(2,134)	562	(1,572)	212	(1,360)
Operating Result	4,655	1,763	6,418	115	6,532
Non-Operating Result	(178)	110	(68)	-	(68)
Income Tax / Social Contribution and Non-controlling Interest	(484)	(1,872)	(2,356)	24	(2,332)
Net Income	3,993	-	3,993	139	4,132

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$ 2,100 million.

Bradesco    27

       Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Third quarter of 2014

					R$ million
	3Q14
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	9,889	1,794	11,683	598	12,281
ALL	(3,775)	427	(3,348)	-	(3,348)
Gross Income from Financial Intermediation	6,114	2,221	8,335	598	8,933
Income from Insurance, Pension Plans and Capitalization Bonds	1,170	-	1,170	-	1,170
Fee and Commission Income	5,587	52	5,639	-	5,639
Personnel Expenses	(4,052)	-	(4,052)	488	(3,564)
Other Administrative Expenses	(3,664)	35	(3,628)	-	(3,628)
Tax Expenses	(910)	(286)	(1,195)	13	(1,182)
Companies	43	-	43	-	43
Other Operating Income/Expenses	(545)	187	(358)	(953)	(1,311)
Operating Result	3,743	2,209	5,954	146	6,100
Non-Operating Result	(94)	51	(45)	-	(45)
Income Tax / Social Contribution and Non-controlling Interest	226	(2,260)	(2,034)	(71)	(2,105)
Net Income	3,875	-	3,875	75	3,950

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$ 2,536 million.

  28    Economic and Financial Analysis Report – December 2014

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Fiscal year 2014

					R$ million
	12M14
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	48,457	(1,377)	47,080	1,215	48,295
ALL	(14,451)	1,794	(12,657)	-	(12,657)
Gross Income from Financial Intermediation	34,006	417	34,423	1,215	35,638
Income from Insurance, Pension Plans and Capitalization Bonds	5,803	-	5,803	(754)	5,047
Fee and Commission Income	21,790	299	22,089	-	22,089
Personnel Expenses	(14,455)	-	(14,455)	488	(13,967)
Other Administrative Expenses	(15,015)	166	(14,848)	-	(14,848)
Tax Expenses	(4,232)	(449)	(4,680)	53	(4,627)
Companies	187	-	187	-	187
Other Operating Income/Expenses	(7,030)	2,282	(4,747)	(648)	(5,395)
Operating Result	21,054	2,715	23,770	354	24,124
Non-Operating Result	(516)	334	(183)	-	(183)
Income Tax / Social Contribution and Non-controlling Interest	(5,449)	(3,048)	(8,498)	(84)	(8,582)
Net Income	15,089	-	15,089	270	15,359

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$ 3,452 million.

Bradesco    29

       Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Fiscal year 2013

					R$ million
	12M13
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	38,457	(1,878)	36,579	6,706	43,286
ALL	(13,481)	1,435	(12,046)	-	(12,045)
Gross Income from Financial Intermediation	24,976	(443)	24,533	6,706	31,241
Income from Insurance, Pension Plans and Capitalization Bonds	7,457	-	7,457	(2,985)	4,471
Fee and Commission Income	19,460	326	19,786	-	19,786
Personnel Expenses	(13,061)	-	(13,061)	-	(13,061)
Other Administrative Expenses	(14,430)	(82)	(14,512)	-	(14,512)
Tax Expenses	(4,029)	(311)	(4,340)	(40)	(4,381)
Companies	43	-	43	-	43
Other Operating Income/Expenses	(6,024)	2,634	(3,390)	(1,350)	(4,743)
Operating Result	14,393	2,124	16,517	2,331	18,844
Non-Operating Result	(242)	76	(166)	45	(120)
Income Tax / Social Contribution and Non-controlling Interest	(2,139)	(2,200)	(4,339)	(2,185)	(6,522)
Net Income	12,011	-	12,011	191	12,202

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$ 2,467 million.

  30    Economic and Financial Analysis Report – December 2014

       Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Statement of Financial Position

	R$ million
	Dec14	Sept14	Jun14	Mar14	Dec13	Sept13	Jun13	Mar13
Assets
Current and Long-Term Assets	1,016,970	972,315	915,986	906,760	892,495	892,363	881,121	879,192
Cash and Cash Equivalents	14,646	11,316	11,535	12,110	12,196	16,427	16,180	11,347
Interbank Investments	202,412	181,335	137,654	127,014	135,456	144,967	147,485	171,333
Securities and Derivative Financial Instruments	346,358	343,445	333,200	321,970	313,327	313,679	309,027	300,600
Interbank and Interdepartmental Accounts	52,004	48,540	56,115	61,740	56,995	52,121	52,150	52,769
Loan and Leasing Operations	318,233	309,264	302,276	301,914	296,629	286,899	281,982	276,022
Allowance for Loan Losses (ALL) (1)	(22,724)	(22,255)	(21,458)	(21,051)	(21,349)	(21,476)	(21,455)	(21,359)
Other Receivables and Assets	106,041	100,670	96,664	103,063	99,241	99,746	95,752	88,480
Permanent Assets	15,070	15,049	15,146	15,469	15,644	15,331	15,576	15,275
Investments	1,712	1,931	1,887	1,871	1,830	1,910	1,920	1,867
Premises and Leased Assets	4,887	4,591	4,579	4,597	4,668	4,392	4,464	4,550
Intangible Assets	8,471	8,527	8,680	9,001	9,146	9,029	9,192	8,858
Total	1,032,040	987,364	931,132	922,229	908,139	907,694	896,697	894,467

Liabilities
Current and Long-Term Liabilities	949,846	907,366	853,622	847,794	835,917	839,393	829,426	823,788
Deposits	211,612	211,882	213,270	218,709	218,063	216,778	208,485	205,870
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	320,194	297,814	255,611	250,716	256,279	258,580	266,825	281,045
Funds from Issuance of Securities	84,825	75,283	69,877	64,511	57,654	55,427	53,821	47,832
Interbank and Interdepartmental Accounts	5,958	4,540	5,673	5,343	6,864	4,806	3,793	3,815
Borrowing and Onlending	58,998	56,561	54,142	56,724	56,095	51,307	49,121	46,209
Derivative Financial Instruments	3,282	5,076	4,727	3,894	1,808	3,238	3,141	2,590
Reserves for Insurance, Pension Plans and Capitalization Bonds	153,267	145,969	142,732	137,751	136,229	133,554	131,819	127,367
Other Reserve Requirements	111,710	110,241	107,590	110,146	102,925	115,703	112,421	109,060
Deferred Income	293	266	224	560	677	676	661	632
Non-controlling Interest in Subsidiaries	393	490	486	549	605	592	582	605
Shareholders' Equity	81,508	79,242	76,800	73,326	70,940	67,033	66,028	69,442
Total	1,032,040	987,364	931,132	922,229	908,139	907,694	896,697	894,467

(1) Including the allowance for guarantees provided, in December 2014, Allowance for Loan Losses (ALL) totaled R$ 23,146 million.

  32 Economic and Financial Analysis Report– December 2014

Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Adjusted Income Statement

								R$ million
	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13
Net Interest Income	12,986	12,281	12,066	10,962	11,264	10,729	10,587	10,706
- Interest Earning Portion	12,763	12,238	11,854	10,951	10,986	10,622	10,569	10,509
- Non-interest Earning Portion	223	43	212	11	278	107	18	197
ALL	(3,307)	(3,348)	(3,141)	(2,861)	(2,961)	(2,881)	(3,094)	(3,109)
Gross Income from Financial Intermediation	9,679	8,933	8,925	8,101	8,303	7,848	7,493	7,597
Income from Insurance, Pension Plans and Capitalization Bonds (1)	1,363	1,170	1,270	1,244	1,188	1,100	1,028	1,155
Fee and Commission Income	5,839	5,639	5,328	5,283	5,227	4,977	4,983	4,599
Personnel Expenses	(3,676)	(3,564)	(3,448)	(3,279)	(3,465)	(3,346)	(3,191)	(3,059)
Other Administrative Expenses	(4,159)	(3,628)	(3,575)	(3,486)	(3,848)	(3,631)	(3,578)	(3,455)
Tax Expenses	(1,211)	(1,182)	(1,120)	(1,114)	(1,254)	(987)	(1,017)	(1,123)
Equity in the Earnings (Losses) of Unconsolidated Companies	57	43	35	52	26	2	12	3
Other Operating Income/ (Expenses)	(1,360)	(1,311)	(1,333)	(1,391)	(1,232)	(1,194)	(1,147)	(1,170)
Operating Result	6,532	6,100	6,082	5,410	4,945	4,769	4,583	4,547
Non-Operating Result	(68)	(45)	(34)	(36)	(31)	(27)	(24)	(38)
Income Tax and Social Contribution	(2,308)	(2,075)	(2,215)	(1,871)	(1,696)	(1,638)	(1,553)	(1,538)
Non-controlling Interest	(24)	(30)	(29)	(30)	(19)	(22)	(28)	(28)
Adjusted Net Income	4,132	3,950	3,804	3,473	3,199	3,082	2,978	2,943

(1) Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums – Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Sales Expenses.

NII - Interest and Non-Interest Earning Portions

Net Interest Income Breakdown

Bradesco    33

       Economic and Financial Analysis

NII - Interest and Non-Interest Earning Portions

Average Net Interest Margin

	R$ million
	Net Interest Income
	12M14	12M13	4Q14	3Q14	Variation
					12 Months	Quarter
Interest - due to volume					4,140	413
Interest - due to spread					980	112
- NII - Interest Earning Portion	47,806	42,686	12,763	12,238	5,120	525
- NII - Non-Interest Earning Portion	489	600	223	43	(111)	180
Net Interest Income	48,295	43,286	12,986	12,281	5,009	705
Average NIM (1)	7.3%	7.0%	7.8%	7.6%

 (1) Average Net Interest Margin = (Net Interest Income / Total Average Assets – Repos – Permanent Assets) Annualized

In the comparison between the fourth quarter of 2014 and the previous quarter, the R$ 705 million increase was mainly due to the greater: (i) interest earning portion, totaling R$ 525 million, particularly regarding the Insurance and Loan businesses; and (ii) the non-interest earning portion, totaling R$ 180 million.

In the year-over-year comparison, interest earning portion increased by R$ 5,009 million, primarily due to: (i) a R$ 5,120 million growth in the result of interest earning operations, due to an increase in business volumes, particularly in the Insurance and Funding product lines; partially offset by: (ii) a R$ 111 million drop in non-interest earning portion.

NII - Interest Earning Portion

NII - Interest Earning Portion – Breakdown

	R$ million
	Interest Earning Portion Breakdown
	12M14	12M13	4Q14	3Q14	Variation
					12 Months	Quarter
Loans	32,379	30,691	8,453	8,249	1,688	204
Funding	6,296	4,733	1,686	1,625	1,563	61
Insurance	4,303	3,616	1,253	1,005	687	248
Securities/Other	4,828	3,646	1,371	1,359	1,182	12
Interest Earning Portion	47,806	42,686	12,763	12,238	5,120	525

The interest financial margin stood at R$ 12,763 million in the fourth quarter of 2014, against R$ 12,238 million recorded in the previous quarter, accounting for an increase of R$ 525 million. The business lines that most contributed to this result were: (i) Insurance and (ii) Loans, broken down under items Insurance Margin - Interest Earning Operations and Credit Margin - Interest Earning Portion.

In the year-over-year comparison, the interest earning portion recorded a R$ 5,120 million growth. All business lines contributed to this increase, particularly Funding and Loans.

  34 Economic and Financial Analysis Report– December 2014

Economic and Financial Analysis

NII - Interest Earning Portion

NII - Interest Earning Portion – Rates

The annualized interest financial margin rate stood at 7.7% in the fourth quarter of 2014, down 0.2 p.p. from the previous quarter, primarily due to the income from Insurance interest earning portions.

NII - Interest Earning Portion – Annualized Average Rates

						R$ million
	12M14			12M13
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	32,379	341,470	9.5%	30,691	312,737	9.8%
Funding	6,296	373,313	1.7%	4,733	338,209	1.4%
Insurance	4,303	143,307	3.0%	3,616	131,290	2.8%
Securities/Other	4,828	342,564	1.4%	3,646	309,746	1.2%

Interest Earning Portion	47,806	-	7.2%	42,686	-	6.9%
*
		4Q14			3Q14
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	8,453	350,957	10.0%	8,249	340,395	10.1%
Funding	1,686	380,240	1.8%	1,625	373,221	1.8%
Insurance	1,253	150,537	3.4%	1,005	144,792	2.8%
Securities/Other	1,371	360,410	1.5%	1,359	339,591	1.6%

Interest Earning Portion	12,763	-	7.7%	12,238	-	7.5%

Bradesco    35

       Economic and Financial Analysis

Credit Margin – Interest Earning Portion

Credit Margin Breakdown – Interest Earning Operations

	R$ million
	Credit Margin - Interest Earning Operations
	12M14	12M13	4Q14	3Q14	Variation
					12 Months	Quarter
Interest - due to volume					2,725	254
Interest - due to spread					(1,037)	(50)
Interest Earning Portion	32,379	30,691	8,453	8,249	1,688	204
Income	59,192	54,667	15,921	15,481	4,525	440
Expenses	(26,813)	(23,976)	(7,468)	(7,232)	(2,837)	(236)

In the fourth quarter of 2014, net interest income with loan operations reached R$ 8,453 million, up R$ 204 million over the third quarter of 2014. The variation is the result of: (i) a R$ 254 million growth in the average business volume; and offset by: (ii) an R$ 50 million decrease in the average spread.

In the year-over-year comparison, net interest income increased by R$ 1,688 million. The variation is the result of: (i) a R$ 2,725 million increase in the volume of operations; and partially offset by: (ii) a decrease in the average spread, amounting to R$ 1,037 million, affected mostly by the change in loan portfolio mix.

  36 Economic and Financial Analysis Report– December 2014

Economic and Financial Analysis

Credit Margin – Interest Earning Portion

Net Credit Margin

The graph above presents a summary of loan activity. The Gross Margin line refers to interest income from loans, net of opportunity cost (a specific rate by type of operation and term).

The ALL curve shows delinquency costs, which are represented by Allowance for Loan Losses (ALL) expenses, plus discounts granted in transactions net of loan recoveries, arising from the sale of foreclosed assets, among others.

In the fourth quarter of 2014, net interest income, which refers to loan interest income net of ALL, recorded a 5.0% growth quarter-over-quarter, mainly driven by: (i) the increase in average business volume: and (ii) a reduction in delinquency costs.

In 2014, the net interest income totaled R$ 19,723 million, recording a 5.8% growth over 2013, primarily due to: (i) an increase in the average volume of business; that was offset by: (ii) the rising cost of delinquencies, represented by the aggravation of the risk level of individual cases, which occurred in operations in the Corporate segment.

Bradesco    37

       Economic and Financial Analysis

Credit Margin – Interest Earning Portion

Expanded Loan Portfolio(1)

In December 2014, the expanded loan portfolio stood at R$ 455.1 billion, up 2.5% in the quarter and 6.5% over the last 12 months.

The quarterly results were mainly led by increases of 2.8% for SMEs, 2.5% for SMEs and 2.3% for Corporations.

In the last 12 months, we should note the increases of 8.2% for Individuals, 7.3% for Corporations and 3.4% for SMEs.

(1) In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation in receivables-backed investment funds, mortgage-backed receivables, and farm loans.

Expanded Loan Portfolio Breakdown by Product and Type of Customer (Individual and Corporate)

A breakdown of expanded loan portfolio products for Individuals is presented below:

Individuals	R$ million			Variation %
	Dec14	Sept14	Dec13	Quarter	12M
Payroll-deductible Loan	29,619	29,225	26,786	1.3	10.6
Credit Card	26,233	24,273	23,915	8.1	9.7
CDC / Vehicle Leasing	24,858	25,043	27,251	(0.7)	(8.8)
Real Estate Financing	17,919	16,730	13,602	7.1	31.7
Personal Loans	16,354	16,753	16,476	(2.4)	(0.7)
Rural Loans	10,300	9,876	8,393	4.3	22.7
BNDES/Finame Onlending	7,334	7,224	6,803	1.5	7.8
Overdraft Facilities	3,666	3,956	3,313	(7.3)	10.6
Sureties and Guarantees	458	381	187	20.2	145.0
Other	4,693	4,568	4,025	2.7	16.6
Total	141,432	138,028	130,750	2.5	8.2

Individual segment operations grew by 2.5% in the quarter and 8.2% over the last 12 months. In the quarter, we highlight the growth for the following products: (i) credit card; and (ii) real estate financing. In the year-over-year comparison, the lines that most contributed to this increase were the ones with the lowest risk: (i) real estate financing; and (ii) payroll-deductible loan.

  38 Economic and Financial Analysis Report– December 2014

Economic and Financial Analysis

Credit Margin – Interest Earning Portion

A breakdown of expanded loan portfolio products for Corporations is presented below:

Corporate	R$ million			Variation %
	Dec14	Sept14	Dec13	Quarter	12M
Working Capital	45,004	42,802	45,599	5.1	(1.3)
Operations Abroad	36,119	33,474	32,003	7.9	12.9
BNDES/Finame Onlending	34,835	33,872	33,740	2.8	3.2
Real Estate Financing	23,560	22,527	15,870	4.6	48.5
Export Financing	15,839	15,469	15,366	2.4	3.1
CDC / Leasing	12,388	12,686	13,008	(2.4)	(4.8)
Credit Card	12,225	12,468	13,325	(2.0)	(8.3)
Overdraft Account	10,462	10,704	10,410	(2.3)	0.5
Rural Loans	6,657	7,048	5,258	(5.5)	26.6
Sureties and Guarantees	71,611	69,899	67,399	2.5	6.2
Operations bearing Loan Risk - Commercial Portfolio (1)	33,185	34,553	33,104	(4.0)	0.2
Other	11,810	10,665	11,440	10.7	3.2
Total	313,695	306,167	296,523	2.5	5.8
(1) Including debenture and promissory note operations.

Corporate segment operations grew by 2.5% in the quarter and 5.8% in the last 12 months. The highlights of the quarter were the following lines: (i) working capital; and (ii) real estate financing. In the last 12 months, the lines that showed significant growth were: (i) real estate financing; and (ii) rural loans.

Expanded Loan Portfolio – Consumer Financing(1)

The graph below shows the types of credit related to consumer financing of individual customers, which stood at R$ 97.1 billion in December 2014, up 1.9% over the quarter and 2.8% over the last 12 months.

The following types of credit posted the strongest numbers for December 2014: (i) personal loans, including payroll-deductible loans, totaling R$ 46.0 billion; and (ii) Vehicle CDC/leasing, totaling R$ 24.9 billion. Together, these operations totaled R$ 70.9 billion, accounting for 73.0% of the Consumer Financing balance.

(1) Including vehicle CDC/leasing, personal loans, revolving credit card and cash and installment purchases at merchants operations.

Bradesco    39

       Economic and Financial Analysis

Credit Margin – Interest Earning Portion

Breakdown of Vehicle Portfolio

	R$ million			Variation %
	Dec14	Sept14	Dec13	Quarter	12M
CDC Portfolio	32,924	33,117	34,541	(0.6)	(4.7)
Individuals	24,539	24,674	26,557	(0.5)	(7.6)
Corporate	8,385	8,443	7,984	(0.7)	5.0
Leasing Portfolio	1,682	1,842	2,708	(8.7)	(37.9)
Individuals	319	368	693	(13.3)	(54.0)
Corporate	1,363	1,474	2,015	(7.5)	(32.4)
Finame Portfolio	11,295	11,173	11,243	1.1	0.5
Individuals	615	659	794	(6.7)	(22.5)
Corporate	10,680	10,514	10,449	1.6	2.2
Total	45,901	46,132	48,492	(0.5)	(5.3)
Individuals	25,473	25,701	28,044	(0.9)	(9.2)
Corporate	20,428	20,431	20,448	(0.0)	(0.1)

Vehicle financing operations (individual and corporate customers) totaled R$ 45.9 billion in December 2014, recording a decrease in quarter-over-quarter and year-over-year comparisons. Of the total vehicle portfolio, 71.7% corresponds to CDC, 24.6% to FINAME, and 3.7% to Leasing. Individuals represented 55.5% of the portfolio, while Corporate customers accounted for the remaining 44.5%.

The variations in the portfolio, are a reflection of a shrinking financing market, and Bradesco’s search for less risky and more profitable operations.

Expanded Loan Portfolio Concentration – By Sector

The expanded loan portfolio by economic activity sector showed an increase in the share of Services and Individuals, both in the quarter and the last 12 months.

Activity Sector						R$ million
	Dec14%		Sept14%		Dec13%
Public Sector	7,916	1.7	7,797	1.8	3,266	0.8
Private Sector	447,211	98.3	436,398	98.2	424,007	99.2
0
Corporate	305,778	67.2	298,370	67.2	293,257	68.6
Industry	91,311	20.1	89,607	20.2	89,857	21.0
Commerce	57,382	12.6	55,223	12.4	59,032	13.8
Financial Intermediaries	6,774	1.5	9,017	2.0	8,890	2.1
Services	146,569	32.2	140,763	31.7	130,829	30.6
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	3,742	0.8	3,760	0.8	4,649	1.1
Individuals	141,433	31.1	138,028	31.0	130,750	30.6
Total	455,127	100.0	444,195	100.0	427,273	100.0

  40 Economic and Financial Analysis Report– December 2014

Economic and Financial Analysis

Credit Margin – Interest Earning Portion

Changes in the Expanded Loan Portfolio

New borrowers in the expanded loan portfolio were responsible for the R$ 29.7 billion growth in the loan portfolio over the last 12 months, and accounted for 6.5% of the portfolio in December 2014.

(1) Including new loans contracted in the last 12 months by customers since December 2013.

Bradesco    41

       Economic and Financial Analysis

Credit Margin – Interest Earning Portion

Changes in the Expanded Loan Portfolio – By Rating

The chart below shows that the vast majority of new borrowers and customers that remained in the loan portfolio since December 2013 received ratings between AA and C, demonstrating the adequacy and consistency of the loan assignment and monitoring policy and processes, as well as the quality of guarantees.

Changes in the Extended Loan Portfolio by Rating between December 2013 and 2014
Rating	Total Loan as at December 2014		New Customers from January 2014 and December 2014		Remaining Debtors as at December 2013
	R$ million	%	R$ million	%	R$ million	%
AA - C	427,472	93.9	28,659	96.4	398,813	93.7
D	6,483	1.4	313	1.1	6,170	1.5
E - H	21,172	4.7	741	2.5	20,431	4.8
Total	455,127	100.0	29,713	100.0	425,414	100.0

Expanded Loan Portfolio – By Customer Profile

The chart below presents the evolution in the expanded loan portfolio by customer profile:

Customer Profile	R$ million			Variation %
	Dec14	Sept14	Dec13	Quarter	12M
Corporations	197,188	192,810	183,846	2.3	7.3
SMEs	116,507	113,357	112,677	2.8	3.4
Individuals	141,432	138,028	130,750	2.5	8.2
Total Loan Operations	455,127	444,195	427,273	2.5	6.5

Expanded Loan Portfolio – By Customer Profile and Rating (%)

Loans rated between AA and C remained stable both in the quarter and in the last 12 months.

Customer Profile	By Rating
		Dec14			Sept14			Dec13
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Corporations	98.1	0.5	1.5	98.2	0.5	1.3	98.0	0.8	1.2
SMEs	90.2	2.8	7.0	90.3	2.7	7.0	90.5	3.1	6.3
Individuals	91.2	1.6	7.2	91.2	1.5	7.3	90.9	1.6	7.5
Total	93.9	1.4	4.7	94.0	1.4	4.6	93.9	1.7	4.4

  42 Economic and Financial Analysis Report– December 2014

Economic and Financial Analysis

Credit Margin – Interest Earning Portion

Expanded Loan Portfolio - By Business Segment

Regarding the growth of the expanded loan portfolio by Business Segment, we highlight the growth of the Prime and Retail segments, in the quarter and the last 12 months.

Business Segments	R$ million						Variation %
	Dec14%		Sept14%		Dec13%		Quarter	12M
Retail	128,949	28.4	124,715	28.1	118,314	27.7	3.4	9.0
Corporate	197,996	43.5	194,102	43.7	186,447	43.6	2.0	6.2
Middle Market	50,083	11.0	48,603	10.9	47,751	11.3	3.0	4.9
Prime	21,956	4.8	21,176	4.8	18,999	4.4	3.7	15.6
Other / Non-account Holders(1)	56,143	12.3	55,599	12.5	55,763	13.1	1.0	0.7
Total	455,127	100.0	444,195	100.0	427,273	100.0	2.5	6.5

(1) Mostly, non-account holders using vehicle financing, credit cards and payroll-deductible loans.

Expanded Loan Portfolio – By Currency

The balance of foreign currency-indexed and/or denominated loan and onlending operations (excluding ACCs - Advances on Foreign Exchange Contracts) totaled US$ 15.7 billion in December 2014 (US$ 15.8 billion in September 2014 and US$ 16.0 billion in December 2013), down 0.6% in the quarter and 1.9% over the last 12 months, in U.S. Dollars. In Brazilian Reais, such operations totaled R$ 41.8 billion in December 2014 (R$ 38.8 billion in September 2014 and R$ 37.4 billion in December 2013), up 7.7% in the quarter and 11.8% over the last 12 months.

In December 2014, total loan operations in Reais stood at R$ 413.3 billion (R$ 405.4 billion in September 2014 and R$ 389.8 billion in December 2013), up 1.9% in the quarter and 6.0% in the last 12 months.

Bradesco    43

       Economic and Financial Analysis

Credit Margin – Interest Earning Portion

Expanded Loan Portfolio – by Debtor

The level of concentration of the hundred largest debtors proved to be stable in the quarter and slightly higher when compared to the same period of the previous year. The portfolio quality of the 100 largest borrowers recorded an increase for the quarterly and the annual comparisons, based on the AA-A rating valuation.

Loan Portfolio(1) – By Type

All operations bearing credit risk stood at R$ 481.1 billion, up 2.4% in the quarter and 6.9% in the last 12 months.

	R$ million			Variation %
	Dec14	Sept14	Dec13	Quarter	12M
Loans and Discounted Securities	165,239	159,876	156,884	3.4	5.3
Financing	124,593	120,926	114,032	3.0	9.3
Rural and Agribusiness Financing	24,083	23,854	20,000	1.0	20.4
Leasing Operations	4,319	4,608	5,713	(6.3)	(24.4)
Advances on Exchange Contracts	5,876	5,814	5,765	1.1	1.9
Other Loans	22,535	20,826	20,667	8.2	9.0
Subtotal Loan Operations (2)	346,644	335,904	323,061	3.2	7.3
Sureties and Guarantees Granted (Memorandum Accounts)	72,070	70,280	67,586	2.5	6.6
Operations bearing Credit Risk - Commercial Portfolio (3)	33,185	34,553	33,104	(4.0)	0.2
Letters of Credit (Memorandum Accounts)	336	507	795	(33.7)	(57.7)
Advances from Credit Card Receivables	1,441	1,457	1,011	(1.1)	42.5
Co-obligation in Loan Assignment FIDC/CRI (Memorandum Accounts)	1,351	1,383	1,607	(2.3)	(16.0)
Co-obligation in Rural Loan Assignment (Memorandum Accounts)	101	112	108	(9.7)	(6.6)
Subtotal of Operations bearing Credit Risk - Expanded Portfolio	455,127	444,195	427,273	2.5	6.5
Other Operations Bearing Credit Risk (4)	25,985	25,639	22,915	1.3	13.4
Total Operations bearing Credit Risk	481,112	469,834	450,189	2.4	6.9

(1) In addition to the Expanded Portfolio, it includes other operations bearing credit risk;

(2) As defined by Bacen;

(3) Including debenture and promissory note operations; and

(4) It includes CDI operations, Rural DI, international treasury, swap, non-deliverable forward transaction and investments in FIDC and Certificates of Real Estate Receivables (CRI).

  44 Economic and Financial Analysis Report– December 2014

Economic and Financial Analysis

Credit Margin – Interest Earning Portion

The charts below refer to the Loan Portfolio, as defined by Bacen.

Loan Portfolio(1) – By Flow of Maturities(2)

The loan portfolio by flow of maturities of operations showed a longer profile in December 2014, compared to the same period of the previous year, mainly due to the representativeness of real estate financing and payroll-deductible loans operations. It should be noted that, due to their guarantees and characteristics, these operations are not only exposed to lower risk, but they also provide favorable conditions to gain customer loyalty.

(1) As defined by Bacen; and

(2) Only performing loans.

Bradesco    45

       Economic and Financial Analysis

Credit Margin – Interest Earning Portion

Loan Portfolio(1) – Delinquency

The delinquency ratio, composed of the balance of operations more than 90 days past due, showed a reduction quarter-over-quarter, due to the improvement in the Individuals segment, as well as in SMEs. In the year-over-year comparison, this indicator remained stable.

Compared to the previous quarter, short-term delinquency, including operations past due between 15 and 90 days, decreased for Individuals and for Corporations. This indicator also showed a reduction in the year-over-year comparison, primarily due to the significant improvement in the Individuals segment.

(1) As defined by Bacen.

  46 Economic and Financial Analysis Report– December 2014

Economic and Financial Analysis

Credit Margin – Interest Earning Portion

Allowance for Loan Losses (ALL) vs. Delinquency vs. Losses(1)

Bradesco monitors the development of its loan portfolio, as well as respective risks, by internally applying the expanded portfolio concept. In addition to the allowance for loan losses (ALL) required by Bacen, Bradesco has excess ALL to support potential stress scenarios, as well as other operations/commitments bearing credit risks.

Allowance for Loan Losses (ALL) totaled R$ 23.1 billion in December 2014, representing 6.7% of the total loan portfolio, comprising: (i) generic provision (customer and/or operation rating); (ii) specific provision (non-performing loans); and (iii) excess provision (internal criteria, including provision for guarantees provided).

Provisioning levels are deemed appropriate and sufficient to support possible changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

(1) As defined by Bacen; and

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of “excess” ALL.

Bradesco    47

       Economic and Financial Analysis

Credit Margin – Interest Earning Portion

It is worth mentioning the assertiveness of the provisioning criteria adopted, which is proven by: (i) analyzing historical data on recorded allowances for loan losses; and (ii) effective losses in the subsequent twelve-month period. When analyzed in terms of loss net of recovery, for an existing provision of 6.7% of the portfolio(1) in December 2013, the net loss in the subsequent twelve months was 2.8%, that is, the existing provision exceeded over 137% the loss occurred in the subsequent twelve months.

In December 2013, for an existing provision of 6.7% of the portfolio(1), the gross loss in the subsequent twelve-month period was 4.0%, meaning that the existing provision exceeded over 65% the loss in the subsequent 12 months, as illustrated in the graph below.

(1) As defined by Bacen; and

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of “excess” ALL.

  48 Economic and Financial Analysis Report– December 2014

Economic and Financial Analysis

Credit Margin – Interest Earning Portion

Allowance for Loan Losses (ALL)(1)

The Non Performing Loans ratio (operations over 60 days past due) remained stable in the year-over-year and quarterly comparison.

The graph below presents the changes in coverage ratio of the Allowance for Loan Losses (ALL) for loans past due for more than 60 and 90 days. This indicator shows some improvement when compared with the previous quarter, due to a drop in delinquency for the period. In December 2014, these ratios stood at comfortable levels, reaching coverage of 156.6% and 189.0%, respectively.

Non-performing Loans (3) / Loan Operations (1) - (%)
4.9
4.6
4.4
4.2
4.2
4.4
4.4
4.3
Mar13
Jun
Sept
Dec
Mar14
Jun
Sept
Dec

Coverage Ratio
Total Provision (2) / Non-performing Loans (3) - (%)
146.0
153.5
156.8
158.9
153.7
149.9
154.2
156.6
Mar13
Jun
Sept
Dec
Mar14
Jun
Sept
Dec

Coverage Ratio
Total Provision (2) / Operations Overdue for over 90 Days - (%)
179.4
188.6
190.3
192.3
193.8
186.9
187.2
189.0
Mar13
Jun
Sept
Dec
Mar14
Jun
Sept
Dec

(1) As defined by Bacen;

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of “excess” ALL; and

(3) Loan operations overdue for over 60 days and that do not generate revenue appropriation on accrual accounting.

Bradesco    49

       Economic and Financial Analysis

Credit Margin – Interest Earning Portion

Loan Portfolio – Portfolio Indicators

With a view to facilitating the monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

			R$ million (except %)
	Dec14	Sept14	Dec13
Total Loan Operations (1)	346,644	335,904	323,061
- Individuals	140,309	136,946	129,680
- Corporate	206,335	198,958	193,381
Total Provision (2)	23,146	22,623	21,687
- Specific	12,004	11,590	10,851
- Generic	7,135	7,025	6,800
- Excess (2)	4,007	4,008	4,036
Specific Provision / Total Provision (2) (%)	51.9	51.2	50.0
Total Provision (2) / Loan Operations (%)	6.7	6.7	6.7
AA - C Rated Loan Operations / Loan Operations (%)	92.2	92.3	92.1
D Rated Operations under Risk Management / Loan Operations (%)	1.8	1.7	2.1
E - H Rated Loan Operations / Loan Operations (%)	6.0	6.0	5.8
D Rated Loan Operations	6,077	5,734	6,668
Provision for D-rated Operations	1,709	1,591	1,821
D Rated Provision / Loan Operations (%)	28.1	27.8	27.3
D - H Rated Non-Performing Loans	17,184	16,601	15,617
Total Provision (2) / D-to-H-rated Non-performing Loans (%)	134.7	136.3	138.9
E - H Rated Loan Operations	20,954	20,267	18,691
Provision for E-to-H-rated Loan Operations	17,546	17,044	15,796
E - H Rated Provision / Loan Operations (%)	83.7	84.1	84.5
E - H Rated Non-Performing Loans	14,355	13,960	12,884
Total Provision (2) / E-to-H-rated Non-performing Loans (%)	161.2	162.1	168.3
Non-performing Loans (3)	14,779	14,669	13,651
Non-performing Loans (3) / Loan Operations (%)	4.3	4.4	4.2
Coverage Ratio - Total Provision (2) / Non Performing Loans (3) (%)	156.6	154.2	158.9
Loan Operations Overdue for over 90 days	12,246	12,082	11,275
Loan Operations Overdue for over 90 days / Loan Operations (%)	3.5	3.6	3.5
Coverage Ratio - Total Provision (2) / Operations Overdue for over 90 days (%)	189.0	187.2	192.3

(1) As defined by Bacen;

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of “excess” ALL; and

(3) Loan operations overdue for over 60 days and that do not generate revenue appropriation on accrual accounting.

  50 Economic and Financial Analysis Report– December 2014

Economic and Financial Analysis

Funding Margin - Interest Earning Portion

Funding Margin Breakdown - Interest Earning Operations

	R$ million
	Funding Margim - Interest Earning Operations
	12M14	12M13	4Q14	3Q14	Variation
					12 Months	Quarter
Interest - due to volume					592	31
Interest - due to spread					971	30
Interest Earning Portion	6,296	4,733	1,686	1,625	1,563	61

Quarter-over-quarter, interest funding financial margin increased 3.8%, or R$ 61 million, in the fourth quarter of 2014. The variation occurred mainly due to: (i) a greater volume of operations, which amounted to R$ 31 million; and (ii) a R$ 30 million increase in the average spread.

Year-over-year, interest funding financial margin improved by 33.0% or R$ 1.563 million. The variation occurred mainly due to: (i) the R$ 971 million increase in average spread as a result of an improved cost structure, with greater focus on funding obtained from Retail customers, associated with the increased Selic rate; and (ii) the greater volume of operations, amounting to R$ 592 million.

Bradesco    51

       Economic and Financial Analysis

Funding Margin - Interest Earning Portion

Loans vs. Funding

To analyze Loan Operations in relation to Funding, the following should be deducted from total customer funding: (i) the amount committed to reserve requirements at Bacen, (ii) the amount of available funds held at customer service network, as well as (iii) funds from domestic and foreign lines of credit that finance the demand for loans.

Bradesco depends little on interbank deposits and foreign lines of credit, given its capacity to effectively obtain funding from customers.

This is a result of: (i) the outstanding location of its service points; (ii) the broad diversity of products offered; and (iii) the market’s confidence in the Bradesco brand.

Note that the use of funds provides a comfortable margin, which proves that Bradesco is capable of meeting demand for loaning funds through its own funding.

Funding vs. Investments	R$ million			Variation %
	Dec14	Sept14	Dec13	Quarter	12M
Demand Deposits + Sundry Floating	33,464	37,227	41,433	(10.1)	(19.2)
Savings Deposits	92,155	87,293	80,718	5.6	14.2
Time Deposits + Debentures (1)	154,632	157,576	160,153	(1.9)	(3.4)
Funds from Financial Bills (2)	76,059	66,754	46,179	13.9	64.7
Customer Funds	356,310	348,850	328,483	2.1	8.5
(-) Reserve Requirements	(50,925)	(46,713)	(55,381)	9.0	(8.0)
(-) Available Funds	(10,940)	(7,596)	(9,232)	44.0	18.5
Customer Funds Net of Reserve Requirements	294,445	294,541	263,870	-	11.6
Onlending	43,779	41,489	40,864	5.5	7.1
Securities Abroad	8,766	8,529	11,475	2.8	(23.6)
Borrowing	15,219	15,072	15,231	1.0	(0.1)
Other (Subordinated Debt + Other Borrowers - Cards)	53,916	52,515	52,667	2.7	2.4
Total Funding (A)	416,125	412,146	384,106	1.0	8.3
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	383,057	373,915	359,686	2.4	6.5
B/A (%)	92.1	90.7	93.6	1.4 p.p.	(1.5 p.p.)

(1)  Debentures mainly used to back repos; and

(2) Including: Collateral Mortgage Notes, Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates.

  52 Economic and Financial Analysis Report– December 2014

Economic and Financial Analysis

Funding Margin - Interest Earning Portion

Main Funding Sources

The following table presents changes in main funding sources:

	R$ million			Variation %
	Dec14	Sept14	Dec13	Quarter	12M
Demand Deposits	33,029	33,300	40,618	(0.8)	(18.7)
Savings Deposits	92,155	87,293	80,718	5.6	14.2
Time Deposits	85,787	90,615	95,763	(5.3)	(10.4)
Debentures (1)	68,845	66,961	64,390	2.8	6.9
Borrowing and Onlending	58,998	56,561	56,095	4.3	5.2
Funds from Issuance of Securities (2)	84,825	75,283	57,654	12.7	47.1
Subordinated Debts	35,822	36,464	35,885	(1.8)	(0.2)
Total	459,461	446,477	431,123	2.9	6.6

(1) Considering mostly debentures used to back repos; and

(2) Including: Financial Bills, on December 31, 2014, totaling R$ 54,961 million (September 30, 2014 - R$ 49,671 and December 31, 2013 - R$ 35,208 million).

Demand deposits

The R$ 271 million reduction in the fourth quarter of 2014 over the previous quarter, and the R$ 7,589 million reduction in the yearly comparison were mostly due to new business opportunities offered to customers, basically because of interest rate fluctuations in the period.

(1) Additional installment is not included.

Savings Deposits

Savings deposits increased 5.6% in the quarter-over-quarter comparison, and 14.2% in the yearly comparison, mainly as a result of: (i) greater funding volume; (ii) the yield of savings account reserve; and (iii) increase in voluntary deposits by customers.

Bradesco is always increasing its savings accounts base, posting a net growth of 8.2 million new savings accounts over the last 12 months.

(1) Additional installment is not included.

Bradesco    53

       Economic and Financial Analysis

Funding Margin - Interest Earning Portion

Time Deposits

In the fourth quarter of 2014, time deposits totaled R$ 85,787 million, with a reduction of 5.3% over the third quarter of 2014, and reduction of 10.4% over the same period of the previous year.

This performance was due mostly to new investment alternatives available to customers.

(1) As defined by Bacen.

Debentures

In December 31, 2014, the Bradesco’s debentures balance totaled R$ 68,845 million, up 2.8% quarter-over-quarter and 6.9% year-over-year.

These variations are mainly due to the placement and maturity of the securities, which are also used to back repos that are, in turn, impacted by the levels of economic activity.

Borrowing and Onlending

The increase of R$ 2,437 million in the quarter-over-quarter comparison was mainly a result of: (i) the increase of R$ 1,393 million in foreign-currency-denominated and/or indexed borrowing and onlending bonds, a result, essentially, of the positive exchange rate fluctuation of 8.4% in the period; and (ii) the increase of R$ 1,044 million in the volume of funding raised by borrowings and onlending in the country, especially through FINAME operations.

In the annual comparison, the balance of loans and onlending recorded a R$ 2,903 million increase, primarily due to: (i) the increase of R$ 1,621 million in volume of funds obtained through loans and onlending in the country, mainly through FINAME operations; and (ii) the R$ 1,282 million increase in loans and onlending denominated and/or indexed in foreign currency, whose balance was rose from R$ 15,400 million in December 2013 to R$ 16,682 million in December 2014, primarily due to the positive exchange rate variation of 13.4% in the period.

  54 Economic and Financial Analysis Report – December 2014

Economic and Financial Analysis

Funding Margin - Interest Earning Portion

Funds from the Issuance of Securities

Funds from Issuance of Securities totaled R$ 84,825 million, a 12.7% increase, or R$ 9,542 million over the previous quarter, primarily due to: (i) the increase in Financial Bills inventory, totaling R$ 5,290 million; (ii) the increase in Letters of Credit for Agribusiness operations, totaling R$ 3,893 million.

In the year-over-year comparison, the R$ 27,171 million increase was primarily due to: (i) increased inventory of Financial Bills, from R$ 35,208 million in December 2013 to R$ 54,961 million in December 2014, mainly due to new issuances in the period; (ii) higher volume of Mortgage Bonds, in the amount of R$ 5,867 million; (iii) higher volume of Letters of Credit for Agribusiness operations, totaling R$ 4,199 million; and partially offset by: (iv) a R$ 2,709 million reduction in the volume of securities issued overseas.

(1) Considering: Mortgage Notes, Mortgage Bonds, Letters of Credit for Agribusiness, Debentures, MTN Program Issues, Cost of issuances over funding and Structured Operations Certificates.

Subordinated Debt

Subordinated Debt totaled R$ 35,822 million in December 2014 (R$ 9,322 million abroad and R$ 26,500 million in Brazil), down 1.8% quarter-over-quarter and 0.2% year-over-year, essentially due to the maturity of debts.

Bradesco    55

       Economic and Financial Analysis

Securities/Other Margin – Interest Earning Portion

Securities/Other Margin Breakdown – Interest Earning Operations

	R$ million
	Securities/Other Margin - Interest Earning Operations
	12M14	12M13	4Q14	3Q14	Variation
					12 Months	Quarter
Interest - due to volume					463	79
Interest - due to spread					719	(67)
Interest Earning Portion	4,828	3,646	1,371	1,359	1,182	12
Income	42,565	27,242	13,221	12,804	15,323	417
Expenses	(37,737)	(23,596)	(11,850)	(11,445)	(14,141)	(405)

In the comparison between the fourth quarter of 2014 over the previous quarter, there was an increase of R$ 12 million in the interest earning portion with Securities/Other. The change observed was primarily due to: (i) an increase in the volume of operations, totaling R$ 79 million; and offset by: (ii) a reduction of the average spread, in the amount of R$ 67 million.

Year-over-year, the interest earning portion with Securities/Other recorded a R$ 1,182 million growth. This result was due to: (i) a R$ 719 million increase in the average spread medium; and (ii) an increase in the volume of operations, totaling R$ 463 million.

Insurance Margin - Interest Earning Portion

Insurance Margin Breakdown – Interest Earning Operations

	R$ million
	Insurance Margin - Interest Earning Operations
	12M14	12M13	4Q14	3Q14	Variation
					12 Months	Quarter
Interest - due to volume					361	48
Interest - due to spread					326	200
Interest Earning Portion	4,303	3,616	1,253	1,005	687	248
Income	14,076	6,390	3,541	3,480	7,686	61
Expenses	(9,773)	(2,774)	(2,288)	(2,475)	(6,999)	187

Comparing the fourth quarter of 2014 with the previous quarter, the interest earning portion with Insurance operations recorded a R$ 248 million growth, or 24.7%, which was primarily due to: (i) a R$ 200 million increase in the average spread; and (ii) an increase in the volume of transactions, totaling R$ 48 million.

In the year-over-year comparison, Insurance Margin – Interest Earning Operations increased 19.0%, or R$ 687 million, mostly due to: (i) a greater volume of operations, totaling R$ 361 million; and (ii) a R$ 326 million increase in the average spread.

  56 Economic and Financial Analysis Report – December 2014

Economic and Financial Analysis

NII - Non-Interest Earning Portion

NII - Non-Interest Earning Portion – Breakdown

	R$ million
	NII - Non-Interest Earning Portion
	12M14	12M13	4Q14	3Q14	Variation
					12 Months	Quarter
Funding	(308)	(297)	(78)	(76)	(11)	(2)
Insurance	91	253	71	52	(162)	19
Securities/Other	706	644	230	67	62	163
Total	489	600	223	43	(111)	180

Non-interest earning portion stood at R$ 223 million in the fourth quarter of 2014, compared to R$ 43 million in the previous quarter, for a R$ 180 million increase that was primarily due to improved income from the Securities/Other earning portion. In the year-over-year comparison, there was a R$ 111 million decrease. The variations in non-interest financial margin were primarily due to:

•       Insurance – represented by gains/losses from variable-income securities; the variations in the periods are associated with market conditions, which enable greater/lower gain opportunity; and

•       Securities/Other – The increases of R$ 163 million over the previous quarter, and R$ 62 million over the previous year, are primarily due to: (i) the sale of BM&FBovespa shares, in the amount of R$ 51 million; and (ii) due to lower gains from market arbitrage.

Bradesco    57

       Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Below is the analysis of the Statement of Financial Position and Income Statement of Grupo Bradesco Seguros e Previdência:

Consolidated Statement of Financial Position

	R$ million
	Dec14	Sept14	Dec13
Assets
Current and Long-Term Assets	177,655	169,512	156,880
Securities	166,022	158,207	146,064
Insurance Premiums Receivable	2,991	3,118	2,570
Other Loans	8,642	8,187	8,246
Permanent Assets	4,747	4,589	4,136
Total	182,402	174,101	161,016
Liabilities
Current and Long-Term Liabilities	161,367	153,993	143,090
Tax, Civil and Labor Contingencies	2,458	2,438	2,272
Payables on Insurance, Pension Plan and Capitalization Bond Operations	558	475	409
Other Reserve Requirements	5,084	5,111	4,180
Insurance Technical Reserves	12,702	12,609	11,101
Life and Pension Plan Technical Reserves	133,857	126,858	119,228
Capitalization Bond Technical Reserves	6,708	6,502	5,900
Non-controlling Interest	602	601	673
Shareholders' Equity	20,433	19,507	17,253
Total	182,402	174,101	161,016

Consolidated Income Statement

					R$ million
	12M14	12M13	4Q14	3Q14	4Q13
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	56,152	49,752	17,806	12,904	14,492
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond	30,649	26,532	8,200	7,980	6,920
Financial Result from the Operation	4,395	3,600	1,268	1,019	1,090
Sundry Operating Income	1,104	887	397	324	188
Retained Claims	(17,869)	(15,378)	(4,816)	(4,778)	(4,003)
Capitalization Bond Draws and Redemptions	(4,894)	(4,165)	(1,339)	(1,295)	(1,173)
Selling Expenses	(2,933)	(2,514)	(781)	(735)	(635)
General and Administrative Expenses	(2,385)	(2,230)	(679)	(615)	(659)
Tax Expenses	(629)	(556)	(166)	(145)	(132)
Other Operating Income/Expenses	(692)	(490)	(101)	(182)	(170)
Operating Result	6,746	5,686	1,983	1,573	1,426
Equity Result	678	483	178	176	154
Non-Operating Result	(33)	(55)	(8)	(4)	(21)
Income before Taxes and Profit Sharing	7,391	6,114	2,153	1,745	1,559
Income Tax and Contributions	(2,776)	(2,197)	(869)	(634)	(516)
Profit Sharing	(86)	(67)	(21)	(20)	(16)
Non-controlling Interest	(123)	(111)	(27)	(33)	(27)
Net Income	4,406	3,740	1,236	1,058	1,001

Note: For comparison purposes, the non-recurring events’ effects are not considered.

  58 Economic and Financial Analysis Report – December 2014

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Income Distribution of Grupo Bradesco Seguros e Previdência

								R$ million
	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13
Life and Pension Plans	693	588	698	639	582	552	564	542
Health	201	168	184	192	175	139	155	167
Capitalization Bonds	120	74	119	110	101	105	97	131
Basic Lines and Other	222	228	71	99	143	82	115	90
Total	1,236	1,058	1,072	1,040	1,001	878	931	930

Performance Ratios

	%
	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13
Claims Ratio (1)	70.9	72.7	70.2	70.1	71.1	72.7	71.1	69.6
Expense Ratio (2)	10.6	10.5	11.2	10.4	10.9	10.4	10.9	11.0
Administrative Expenses Ratio (3)	4.0	4.6	4.0	4.7	4.3	4.9	4.1	4.3
Combined Ratio (4) (5)	85.9	86.5	86.3	86.4	86.1	86.9	85.5	86.0

(1) Retained Claims/Earned Premiums;

(2) Sales Expenses/Earned Premiums;

(3) Administrative Expenses/Net Written Premiums;

(4) (Retained Claims + Sales Expenses + Other Operating Income and Expenses)/Earned Premiums + (Administrative Expenses + Taxes)/Net Written Premiums; and

(5) Excluding additional reserves.

Note:       For comparison purposes, the non-recurring events’ effects are not considered.

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

Disregarding the DPVAT agreement, revenue increased 38.3% in the fourth quarter of 2014 when compared to the previous quarter, led by the performance of the Life and Pension Plans segment, which was driven by a greater concentration of private pension contributions during the period.

Disregarding the DPVAT agreement, production increased by 13.9% in 2014 over the previous year, influenced by Auto RE, Health and Capitalization products, which grew 28.0%, 22.5%, and 15.2%, respectively.

Bradesco    59

       Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

(*) In January 2014, Bradesco Vida e Previdência requested the shutdown of DPVAT insurance consortia. The DPVAT agreement share dropped from 18.4% to 5.4%, a decrease of 13 p.p. over December 2013.

  60 Economic and Financial Analysis Report – December 2014

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Retained Claims by Insurance Line

Bradesco    61

       Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Insurance Sales Ratio by Segment

  62 Economic and Financial Analysis Report – December 2014

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Efficiency Ratio

General and Administrative Expenses / Revenue

The 0.6 p.p. improvement in the administrative efficiency ratio between the fourth quarter of 2014 the previous quarter is a result of: (i) the benefits generated with cost-cutting measures; and (ii) a 38.0% increase in revenue for the period. The improvement of 0.3 p.p. in the administrative efficiency ratio in the third quarter of 2014 over the same period of the previous year is a result of: (i) a 22.9% increase in revenues; and (ii) the control of administrative costs.

Bradesco    63

       Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Technical Reserves

  64 Economic and Financial Analysis Report – December 2014

Economic and Financial Analysis

Bradesco Vida e Previdência

	R$ million (unless otherwise stated)
	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13
Net Income	693	588	698	639	582	552	564	542
Premium and Contribution Income (1)	10,644	5,645	7,301	4,994	8,505	4,971	7,535	5,698
- Income from Pension Plans and VGBL	9,371	4,383	6,117	3,898	7,317	3,838	6,475	4,677
- Income from Life/Personal Accidents Insurance Premiums	1,273	1,262	1,184	1,096	1,188	1,133	1,060	1,021
Technical Reserves	133,857	126,858	124,192	119,942	119,228	115,814	114,383	110,527
Investment Portfolio	140,704	132,535	129,193	126,001	124,655	121,211	119,842	118,380
Claims Ratio	35.0	36.6	31.5	29.9	37.3	43.3	37.3	35.1
Expense Ratio	18.7	18.5	20.7	21.8	21.2	21.8	18.8	23.4
Combined Ratio	61.8	63.4	57.8	58.6	67.3	72.6	61.0	70.0
Participants / Policyholders (in thousands)	28,207	27,625	27,789	27,451	28,256	28,044	27,030	25,722
Premium and Contribution Income Market Share (%) (2)	27.2	25.4	26.6	26.1	30.2	29.1	28.8	24.6
Life/AP Market Share - Insurance Premiums (%) (2)	17.6	17.7	17.2	17.6	17.0	16.9	16.3	16.4

 (1) Life/VGBL/PGBL/Traditional; and

(2) The fourth quarter of 2014 includes the latest data released by SUSEP (November/14).

Note:       For comparison purposes, the non-recurring events’ effects are not considered.

Because of its solid structure, innovative product policy and the trust it has earned in the market, Bradesco Vida e Previdência accounted for 27.2% of the pension plan and VGBL income. (source: SUSEP - November 2014).

Net income for the fourth quarter of 2014 was up 17.9% compared to the previous quarter, mainly due to: (i) a 88.6% increase in revenue; (ii) a 1.6 p.p. reduction in claims ratio; (iii) improvement in the administrative efficiency ratio; and: (iv) improved financial income.

Net income for the fourth quarter of 2014 was up 19.1% over the same period in 2013, mainly due to: (i) a 25.1% increase in revenue; (ii) a 2.3 p.p. reduction in claims ratio; (iii) a 2.5 p.p. improvement in the sales ratio; and: (iv) improved financial income.

Net income for the fourth quarter of 2014 was up 16.9% over the same period in 2013, mainly due to: (i) a 7.0% increase in revenue; (ii) a 5.0 p.p. reduction in claims ratio for the Life product; (iii) a 1.4 p.p. improvement in the sales ratio; and: (iv) improved financial income.

Bradesco    65

       Economic and Financial Analysis

Bradesco Vida e Previdência

In December 2014, technical reserves for Bradesco Vida e Previdência stood at R$ 133.9 billion, made up of R$ 127.5 billion from Pension Plans and VGBL and R$ 6.4 billion from Life, Personal Accidents and Other Lines, representing a growth of 12.3% over December 2013.

The Pension Plan and VGBL Investment Portfolio accounted for 30.4% of market funds in November 2014 (source: Fenaprevi).

Growth of Participants and Life and Personal Accident Policyholders

In December 2014, the number of Bradesco Vida e Previdência customers surpassed 2.4 million pension plan and VGBL participants, and 25.7 million life and personal accident policyholders.	This impressive growth was fueled by the strength of the Bradesco brand and the improvement of selling and management policies.

  66 Economic and Financial Analysis Report – December 2014

Economic and Financial Analysis

Bradesco Saúde and Mediservice

	R$ million (unless otherwise stated)
	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13
Net Income	201	168	184	192	175	139	155	167
Net Written Premiums	4,078	3,851	3,509	3,372	3,274	3,154	2,926	2,787
Technical Reserves	6,453	6,226	6,149	5,794	5,726	6,585	6,503	6,308
Claims Ratio	87.7	87.6	86.1	86.9	88.5	89.8	87.3	84.7
Expense Ratio	5.1	4.8	4.6	4.1	5.4	5.4	5.4	5.2
Combined Ratio	99.5	98.1	97.7	96.9	99.5	99.6	98.9	96.2
Policyholders (in thousands)	4,525	4,475	4,360	4,273	4,173	4,117	4,082	3,985
Written Premiums Market Share (%) (1)	45.9	45.8	45.2	45.4	46.0	45.6	48.8	48.2

(1) The fourth quarter of 2014 includes the latest data released by ANS (November 2014).

Note:       For comparison purposes, the non-recurring events’ effects are not considered.

Net income for the fourth quarter of 2014 was up 19.6% over the previous quarter, mainly due to: (i) the 5.9% increase in financial income; (ii) 1.6 p.p. decrease in claim ratio and 1.3 p.p. decrease in expense ratio; (iii) improvement in the administrative efficiency ratio; partially offset by (iv) the decrease in equity income.

Net income for the fourth quarter of 2014 was up 14.9% over the same period in 2013, mainly due to: (i) a 24.6% increase in revenue; (ii) the 0.8 p.p. increase in claims ratios; (iii) improved financial income; partially offset by (iv) the decrease in equity income.

Net income for 2014 was up 17.1% compared to the same period in the previous year, mainly due to: (i) a 22.0% increase in revenue; (ii) a 0.6 p.p. drop in claims ratio; (iii) a 0.7 p.p. reduction in sales ratio; (iv) improved administrative efficiency ratio; and (v) increase in financial and equity income.

In December 2014, Bradesco Saúde and Mediservice maintained strong market position in the corporate segment (source: ANS).

Approximately 106 thousand companies in Brazil have Bradesco Saúde insurance and Mediservice plans.

Of the 100 largest companies in Brazil in terms of revenue, 52 are Bradesco Saúde and Mediservice customers (source: Exame magazine’s Melhores e Maiores ranking, June 2014).

Bradesco    67

       Economic and Financial Analysis

Bradesco Saúde and Mediservice

Number of Bradesco Saúde and Mediservice Policyholders

The companies have a combined total of over 4.5 million customers. The large share of corporate insurance in this portfolio (96.0% in December 2014) is proof of its high level of specialization and customization in the provision of group plans.

We highlight the Small and Mid-Sized Group Insurance (SPG) portfolio, which covered 926 thousand lives in December 2014.

Bradesco Capitalização

	R$ million (unless otherwise stated)
	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13
Net Income	120	74	119	110	101	105	97	131
Capitalization Bond Income	1,432	1,416	1,290	1,205	1,296	1,234	1,126	983
Technical Reserves	6,708	6,502	6,267	6,081	5,900	5,762	5,738	5,623
Customers (in thousands)	3,433	3,436	3,456	3,485	3,475	3,428	3,439	3,462
Premium Income Market Share (%) (1)	24.7	24.3	23.6	24.3	22.1	21.8	20.9	22.1

 (1) The fourth quarter of 2014 includes the latest data released by SUSEP (November/14).

Net income for the fourth quarter of 2014 recorded a 62.2% growth over the previous quarter, primarily due to: (i) the decreased in revenues; and (ii) improved financial income.

Net income for the fourth quarter of 2014 recorded a 18.8% growth over the same period in 2013, primarily due to: (i) a 10.5% increase in revenues; and (ii) improved financial income.

In the year-over-year, revenues were up 15.2% in 2014. Net income for 2014 recorded a 2.5% decrease compared to the previous year, primarily due to: (i) the increase in the provision for draws; (ii) the reduction in equity income; partially offset by: (iii) an increase in financial income.

  68 Economic and Financial Analysis Report – December 2014

Economic and Financial Analysis

Bradesco Capitalização

Bradesco Capitalização ended the fourth quarter of 2014 in 1st place among the capitalization bond companies, due to its policy of transparency and of adjusting its products based on potential consumer demand and consistent with the market changes.

Concerned with providing products that better fit the most varied profiles and budgets of our customers, Bradesco Capitalização has a product portfolio ranging by payment method (lump or monthly), contribution term, periodicity and value of premiums that meet requirements and expectations of customers.

Combining a pioneer spirit with business strategic view, Bradesco Capitalização has launched onto the market products concerned with socio-environmental causes, in which part of the revenue goes to projects with this purpose. In addition to offering to customers the possibility of creating a financial reserve, Capitalization Bonds with socio-environmental profile seek to raise our customer’s awareness about the importance of this theme and allow them to participate in a noble cause that benefits society.

Bradesco Capitalização currently has partnerships with the following institutions: (i) SOS Mata Atlântica Foundation (which contributes to the preservation of biological and cultural diversity of the Atlantic Forest, stimulating social and environmental citizenship); (ii) Amazonas Sustentável Foundation (which contributes to the sustainable development, environmental preservation and improvement to the quality of life of communities that benefit from preservation centers in the state of Amazonas); (iii) the Brazilian Cancer Control Institute (which contributes to the prevention, early diagnosis and treatment of breast cancer in Brazil); and (iv) Tamar Project (created to preserve sea turtles).

The portfolio is composed of 23.8 million active bonds. Of this total, 34.7% are represented by “Traditional Bonds”, sold at the Branch Network and at Bradesco Dia&Noite service channels. The other 65.3% of the portfolio is represented by “Incentive” bonds (assignment of drawing rights), such as partnerships with Bradesco Vida e Previdência and Bradesco Auto/RE. Given that the purpose of this type of capitalization bond is to add value to the product of a partner company or even to encourage timely payment by its customers, the bonds have reduced maturity and grace terms and lower sale price.

Bradesco    69

       Economic and Financial Analysis

Bradesco Auto/RE and Atlântica Companhia de Seguros

	R$ million (unless otherwise stated)
	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13
Net Income	60	37	38	86	71	25	43	28
Net Written Premiums	1,319	1,655	1,551	1,399	1,108	1,276	1,204	1,039
Technical Reserves	5,823	5,952	5,689	5,314	4,998	5,003	4,817	4,643
Claims Ratio	62.1	62.8	62.5	58.0	59.1	59.5	58.6	58.5
Expense Ratio	19.5	21.0	21.8	20.9	19.6	18.9	18.0	17.7
Combined Ratio	106.4	105.4	107.6	103.6	104.5	101.6	100.8	105.6
Policyholders (in thousands)	4,480	4,536	3,690	3,882	3,613	3,631	3,652	3,798
Premium Income Market Share (%) (1)	10.2	10.6	10.6	10.3	8.8	9.1	9.1	8.8

 (1) The fourth quarter of 2014 includes the latest data released by SUSEP (November/14).

Note: We are considering Atlântica Companhia de Seguros as of the first quarter of 2014.

Net income for the fourth quarter of 2014 was up 62.2% over the previous quarter, due to: (i) a 0.7 p.p. drop in claims ratio; (ii) a 1.5 p.p. drop in sales; and (iii) improved financial and equity income.

Revenues for the fourth quarter of 2014 was up 19.0% over the same period of the previous year, and net profit decreased 15.5% in the same comparison period, primarily due to: (i) the increase of 3.0 percentage points in claims ratio; and partially offset by: (ii) improved equity income.

In the year-over-year, revenues were up 28.0% in 2014. Net income was up 32.3% over the previous year, due to: (i) improved financial and equity income; (ii) improved administrative efficiency ratio; partially offset by: (iii) a 2.6 p.p. increase in claims ratios; and (iv) a 2.2 p.p. increase in sales.

In the Property Insurance segment, the focus on large brokers and Corporate and Middle Market customers was maintained. This results in renewal of the main accounts, whether as the leading company or through participation in co-insurance. In Aviation and Maritime Hull insurance, the increased exchange with Corporate and Middle Market segments has been drawn on extensively, taking full advantage of the stronger sales of new aircraft and those of the maritime segment.

The transportation segment is still the primary focus, with essential investments made to leverage new business.

Despite strong competition in the Auto/RCF line, the insurer maintained its fleet at approximately 1.7 million vehicles, guaranteed by the maintenance of competitiveness, mainly due to the establishment of a refined and segmented quoting process. Another important fact relates to improvements to current products and the creation of products for a specific target market. Among them, it is worth noting the launch of the First Vehicular Protection of Bradesco Seguro (Bradesco Seguro Primeira Proteção Veicular), exclusive to Bradesco’s account holders, which helps, through the Day and Night Support services, new vehicles and vehicles of up to 15 years of use.

In order to provide its customers with a better service, Bradesco Auto/RE currently counts with 28 Bradesco Auto Centers (BAC), which offer policyholders the greatest variety of services in a single place. Some of the services offered include: auto claims services, rental car reservations, installation of anti-theft equipment, preventative maintenance checks, glass repairs or replacement and environmental vehicle inspections.

  70 Economic and Financial Analysis Report – December 2014

Economic and Financial Analysis

Bradesco Auto/RE

Number of Policyholders at  Auto/RE

Mass insurance targets individuals, self-employed professionals and SMEs. The launch of new products combined with the continuous improvement to methods and systems has contributed to maintenance of customer base.

It is worth pointing out that we continue with a strong strategy for the “home insurance” segment, totaling more than 1.5 million insured homes. We recently launched the Monthly Home Insurance; a product that can be billed monthly billing via checking account debit.

Bradesco    71

       Economic and Financial Analysis

Fee and Commission Income

A breakdown of the variation in Fee and Commission Income for the respective periods is presented below:

Fee and Commission Income						R$ million
	12M14	12M13	4Q14	3Q14	Variation
					12 Months	Quarter
Card Income	8,085	7,165	2,161	2,023	920	138
Checking Account	4,021	3,608	1,080	1,025	413	55
Loan Operations	2,582	2,242	695	688	340	7
Fund Management	2,449	2,324	657	653	125	4
Collection	1,566	1,471	398	400	95	(2)
Consortium Management	880	722	240	228	158	12
Underwriting / Financial Advisory Services	637	568	121	135	69	(14)
Custody and Brokerage Services	520	511	136	138	9	(2)
Payments	373	340	87	89	33	(2)
Other	975	835	264	260	140	4
Total	22,089	19,786	5,839	5,639	2,303	200

Explanations of the main items that influenced the variation in Fee and Commission Income between periods can be found below.

  72 Economic and Financial Analysis Report – December 2014

Economic and Financial Analysis

Fee and Commission Income

Card Income

Income from card fees totaled R$ 2,161 million, a growth of R$ 138 million, or 6.8%, over the previous quarter, primarily due to: (i) increased volume of transactions in the period; and (ii) increased revenue.

In the year-over-year comparison, the 12.8% growth, or R$ 920 million, is primarily due to: (i) an increase in income from purchases and fees, arising from a 10.5% increase in revenue, which reached R$ 132.0 billion in 2014; (ii) an increase in the credit and debit card base; and (iii) the greater volume of transactions in the period.

Bradesco    73

       Economic and Financial Analysis

Fee and Commission Income

Checking Account

Checking account service revenues were up 5.4% in the fourth quarter of 2014, compared to the previous quarter, mainly due to: (i) the expansion of the customer service portfolio; and (ii) an increase in business volume.

Year-over-year, these revenues were up R$ 413 million, or 11.4%, primarily due to: (i) an expanded portfolio of services provided to our clients; and (ii) the increase in business volume.

Loan Operations

In the fourth quarter of 2014, revenues from loan operations totaled R$ 695 million, which represent a 7% growth over the previous quarter, primarily due to the increased volume of operations contracted in the quarter.

In the year-over-year comparison, the 15.2% increase was mainly due to: (i) increased volume of operations contracted in the period; and (ii) higher income from collaterals, which increased 11.6%, deriving mostly from a 6.6% growth in the volume of Sureties and Guarantees operations.

  74 Economic and Financial Analysis Report – December 2014

Economic and Financial Analysis

Fee and Commission Income

Fund Management

In the fourth quarter of 2014, fund management income totaled R$ 657 million, remaining virtually stable compared to the previous quarter.

In the year-over-year comparison, the increase of R$ 125 million was basically due to the increase in the volume of funds raised and managed, which grew 12.3% in the period.

Investments in fixed income funds led the segment, with growth of 12.4% in the period.

Shareholders' Equity	R$ million			Variation %
	Dec14	Sept14	Dec13	Quarter	12M
Investment Funds	446,787	449,440	401,519	(0.6)	11.3
Managed Portfolios	34,672	31,164	25,246	11.3	37.3
Third-Party Fund Quotas	7,271	6,337	8,599	14.7	(15.4)
Total	488,730	486,941	435,364	0.4	12.3
x	x	x	x	x	x
Distribution	R$ million			Variation %
	Dec14	Sept14	Dec13	Quarter	12M
Investment Funds – Fixed Income	419,768	421,227	373,552	(0.3)	12.4
Investment Funds – Equities	27,019	28,213	27,967	(4.2)	(3.4)
Investment Funds – Third-Party Funds	5,316	4,419	6,355	20.3	(16.3)
Total - Investment Funds	452,103	453,859	407,874	(0.4)	10.8
x
Managed Portfolios - Fixed Income	26,542	22,606	16,856	17.4	57.5
Managed Portfolios – Equities	8,130	8,558	8,390	(5.0)	(3.1)
Managed Portfolios - Third-Party Funds	1,955	1,918	2,244	1.9	(12.9)
Total - Managed Funds	36,627	33,082	27,490	10.7	33.2
x
Total Fixed Income	446,310	443,833	390,408	0.6	14.3
Total Equities	35,149	36,771	36,357	(4.4)	(3.3)
Total Third-Party Funds	7,271	6,337	8,599	14.7	(15.4)
Overall Total	488,730	486,941	435,364	0.4	12.3

Bradesco    75

       Economic and Financial Analysis

Fee and Commission Income

Cash Management Solutions (Payments and Collection)

In the fourth quarter of 2014, billing and collection income remained virtually stable compared to the previous quarter.

In the year-over-year comparison, the annual increase of 7.1%, or R$ 128 million, was mainly due to the greater volume of processed documents, up from 2,125 million in 2013 to 2,199 million in 2014, a 3.5% increase for the period.

Consortium Management

In the third quarter of 2014, income from consortium management increased 5.3% compared to the previous quarter, as a result of the sales made in that period. On December 31, 2014, Bradesco had 1,062 thousand active quotas (1,020 thousand active quotas on September 30, 2014), ensuring a leading position in all the segments it operates (real estate, auto and trucks/tractors/machinery and equipment).

In the year-over-year comparison, the 21.9% increase in income from consortium management was mainly driven by: (i) a higher volume of received bids; (ii) the increase in the average ticket; and (iii) the increase in sales of new quotas, ranging from 924 thousand active quotas on December 31, 2013, to 1,062 thousand active quotas on December 31, 2014, an increase of 138 thousand net quotas.

  76 Economic and Financial Analysis Report – December 2014

Economic and Financial Analysis

Fee and Commission Income

Custody and Brokerage Services

In the fourth quarter of 2014, total earnings with custody and brokerage services remained virtually stable compared to the previous quarter.

In the year-over-year comparison, revenues totaled R$ 520 million, an increase of R$ 9 million compared to 2013, primarily due to the increase in the average volume of assets in custody during the period.

Underwriting / Financial Advisory Services

The R$ 14 million reduction in the quarter-over-quarter comparison resulted primarily from the reduced activity in the capital market during the fourth quarter of 2014. It is important to note that variations recorded in this income derive from the volatile behavior of the capital market.

In the year-over-year comparison, the increase of R$ 69 million, or 12.1%, is mainly due to the increase in business volume in the period.

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       Economic and Financial Analysis

Personnel and Administrative Expenses

Personnel and Administrative Expenses						R$ million
	12M14	12M13	4Q14	3Q14	Variation
					12 Months	Quarter
Personnel Expenses
Structural	11,186	10,476	2,933	2,881	710	52
Payroll/Social Charges	8,282	7,798	2,156	2,146	484	10
Benefits	2,904	2,678	777	735	226	42
Non-Structural	2,781	2,585	743	683	196	60
Management and Employee Profit Sharing	1,536	1,407	385	401	129	(16)
Provision for Labor Claims	793	806	213	177	(13)	36
Training	145	127	51	40	18	11
Termination Costs	307	245	94	65	62	29
Total	13,967	13,061	3,676	3,564	906	112
x
Administrative Expenses
Outsourced Services	3,942	4,134	1,109	974	(192)	135
Depreciation and Amortization	1,906	1,665	502	486	241	16
Communication	1,524	1,608	388	382	(84)	6
Data Processing	1,342	1,297	369	340	45	29
Advertising and Marketing	934	793	401	184	141	217
Rental	896	830	240	225	66	15
Transportation	776	832	181	193	(56)	(12)
Financial System Services	774	732	193	196	42	(3)
Asset Maintenance	700	661	200	169	39	31
Security and Surveillance	559	495	141	140	64	1
Materials	342	310	89	85	32	4
Water, Electricity and Gas	237	225	65	54	12	11
Trips	156	138	54	37	18	17
Other	760	793	227	163	(33)	64
Total	14,848	14,512	4,159	3,628	336	531
x
Total Personnel and Administrative Expenses	28,815	27,573	7,835	7,192	1,242	643
x					0	-
Employees (1)	95,520	100,489	95,520	98,849	(4,969)	(3,329)
Service Points	75,176	72,736	75,176	74,028	2,440	1,148

(1) The reduction in the fourth quarter of 2014 includes the transfer of 2,431 employees of Scopus Tecnologia to IBM Brazil.

In the third quarter of 2014, total Personnel and Administrative Expenses amounted to R$ 7,835 million, with growth of 8.9% in comparison with the previous quarter. In the year-over-year comparison, total personnel and administrative expenses amounted to R$ 28,815 million, up 4.5% compared to the same period in the previous year.

Personnel Expenses

In the fourth quarter of 2014, personnel expenses totaled R$ 3,676 million, with variation of 3.1% or R$ 112 million compared to the previous quarter.

The R$ 52 million increase in structural expenses was due to higher expenses with salaries, social charges and benefits, due to an increase in salary levels, in accordance with the collective bargaining agreement of 2014.

The R$ 60 million increase in non-structural expenses was primarily due to: (i) higher expenses with provisions for labor claims, in the amount of R$ 36 million; and (ii) an increase in the cost of terminations and charges, totaling R$ 29 million.

  78 Economic and Financial Analysis Report – December 2014

Economic and Financial Analysis

Personnel and Administrative Expenses

Personnel Expenses

In the year-over-year comparison, the increase of R$ 906 million, or 6.9%, was primarily due to: (i) the structural portion, totaling R$ 710 million, due to the increase in expenses with payroll, social charges and benefits, impacted by higher salaries, in accordance with the 2013 and 2014 collective agreements (increases of 8.0% and 8.5%, respectively; and (ii) the R$ 196 million increase in the non-structural portion, resulting mainly from greater expenses with: (a) profit and income sharing of managers and employees, totaling R$ 129 million; and (b) termination and charge costs, totaling R$ 62 million.

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       Economic and Financial Analysis

Personnel and Administrative Expenses

Administrative Expenses

In the fourth quarter of 2014, administrative expenses totaled R$ 4,159 million, for an increase of R$ 531 million, or 14.6%, compared to the previous quarter, which was primarily due to: (i) the seasonal effect of higher advertising expenses, due to the investments made to support institutional positioning and product offerings, totaling R$ 217 million; and (ii) the increase in turnover and services concentrated in the period, which in turn resulted in greater expenses with: (a) third-party services, in the amount of R$ 135 million; (b) maintenance and conservation of assets, in the amount of R$ 31 million; and (c) data processing, in the amount of R$ 29 million.

In the year-over-year comparison, administrative expenses totaled R$ 14,848 million, for an increase of 2.3%. This performance was primarily due to a consistent cost control, despite increasing expenses with: (i) growth in turnover and services in the period; (ii) contractual adjustments; and (iii) expansion of 2,440 Service Points, led by Bradesco Expresso, bringing the total number of Service Points to 75,176 on December 31, 2014. We should note the performance of inflation indexes over the past 12 months: the IPCA and IGP-M were up 6.41% and 3.69%, respectively.

  80 Economic and Financial Analysis Report – December 2014

Economic and Financial Analysis

Operating Coverage Ratio (1)

In the quarter, the coverage ratio over the last 12 months maintained its improvement with a 0.8 p.p. growth, mainly due to an increase in fee and commission income, combined with ongoing cost control efforts, including the initiatives of our Efficiency Committee and measures applied to increase the offer of products and services to the entire client base.

It should be pointed out that 76.7% is the best rate over the last six years.

(1) Fee and Commission Income/Administrative and Personnel Expenses (in the last 12 months).

Tax Expenses

The increase of R$ 29 million in tax expenses compared to the previous quarter, and the increase of R$ 246 million, or 5.6%, in the year-over-year comparison was basically due to the increase in expenses with PIS/Cofins/ISS, derived from the increase in taxable income.

Equity in the earnings (losses) of unconsolidated companies

In the fourth quarter of 2014, the equity in the earnings (losses) of unconsolidated companies was R$ 57 million, an increase of R$ 14 million, or 32.6% compared to the previous quarter, mainly due to greater results with the unconsolidated company “IRB – Brasil Resseguros”.

In the year-over-year comparison, the increase of R$ 144 million was mainly attributed to better results with the unconsolidated company “IRB – Brasil Resseguros”.

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       Economic and Financial Analysis

Operating Income

Operating income totaled R$ 6,532 million in the fourth quarter of 2014, or 7.1%, a R$ 432 million increase from the previous quarter. This performance was mostly driven by: (i) the improved results in net interest income, in the amount of R$ 705 million; (ii) an increase in fees and commission income, totaling R$ 200 million; (iii) an increase in operating income for Insurance, Pension Plans and Capitalization Bonds, in the amount of R$ 193 million; and (iv) the increase in personnel and administrative expenses, in the amount of R$ 643 million.

In the year-over-year comparison, the increase of R$ 5,280 million or 28.0%, was mainly driven by: (i) the R$ 5.009 million increase net interest income; (ii) increase in fees and commission income, totaling R$ 2.303 million; (iii) higher net interest income, totaling R$ 156 million; (iv) an increase in operating income for Insurance, Pension Plans and

Capitalization Bonds, in the amount of R$ 576 million; partially offset by: (iv) an increase in personnel and administrative expenses, totaling R$ 1,242 million; and (v) an increase in other operating expenses (net of other income), totaling R$ 652 million; (vi) increased expenses with allowances for loan losses, in the amount of R$ 612 million; and (vii) an increase in tax expenses, totaling R$ 246 million.

Non-Operating Income

In the fourth quarter of 2014, non-operating income posted a loss of R$ 68 million, an increase of R$ 23 million from the previous quarter, and R$ 63 million in the year-over-year comparison. due to greater non-operating expenses (such as losses on sale of foreclosed assets/other) in the period.

  82 Economic and Financial Analysis Report – December 2014

Return to Shareholders

Corporate Governance

Bradesco’s management is made up of the Board of Directors and the Statutory Board of Executive Officers. The Board of Directors is composed of nine members who are eligible for reelection, and includes eight external members, including the Chairman (Mr. Lázaro de Mello Brandão), and one internal member (the Chief Executive Officer, Mr. Luiz Carlos Trabuco Cappi). The Board members, who elect the members of the Board of Executive Officers, are themselves elected at the Annual Shareholders’ Meeting.

Bradesco’s Corporate Governance structure includes 6 Committees subordinated to the Board of Directors, 2 of which are Statutory Committees (Audit and Compensation) and 4 which are Non-Statutory Committees (Ethical Conduct, Internal Controls and Compliance, Integrated Risk Management and Capital Allocation and Sustainability), in addition to several Executive Committees subordinated to the Board of Executive Officers, assisting it in performing its duties.

Bradesco guarantees its shareholders, as a minimum dividend, 30% of adjusted net income, as well as 100% tag-along rights for common shares and 80% for preferred shares. Preferred shares are also entitled to dividends 10% greater than those paid to common shares.

Bradesco voluntarily adhered to Level 1 Corporate Governance of BM&FBovespa in 2001, and to the Code of Self-Regulation and Best Practices for Publicly Held Companies, issued by the Brazilian Association of Publicly Held Companies (Abrasca), in 2011. In December 2014, Austin Rating held its AA+ Corporate Governance rating attributed to Bradesco, which reflects the company’s commitment to corporate governance practices that adhere the best practices defined by the Austin Rating, based on the main codes published on this topic.

Further information is available at the Bradesco’s Investor Relations website (www.bradescori.com.br – Corporate Governance Section).

Investor Relations – IR

In the fourth quarter, the Investor Relations area participated in 11 events in Brazil and four such events abroad, in London, Madrid and New York. In addition to the events calendar, Apimec Meetings were held in Florianópolis, Curitiba, Belo Horizonte, Fortaleza and Recife.

In addition, the Investors Relations area frequently provides services to shareholders, investors and analysts by phone, e-mail, and at its headquarters.
Sustainability

For the 10th consecutive year, Bradesco is listed in Corporate Sustainability Index (ISE)

Listed in the Corporate Sustainability Index (ISE) of BM&FBovespa since its beginning, Bradesco’s common shares (BBDC3) and preferred shares (BBDC4) were included in the Corporate Sustainability Index (ISE) for the 10th consecutive year.

Companies are selected from among BM&Fbovespa’s 200 most actively traded shares in terms of liquidity, after completing a questionnaire. This year, the index listed 51 shares from 40 different companies, belonging to 19 sectors of the economy.

Renowned as a national reference and an encouragement to good practices, the ISE seeks to maintain a portfolio that is composed by stocks issued by companies highly committed to corporate responsibility in all its dimensions.

  84  Economic and Financial Analysis Report – December 2014

         Return to Shareholders

Sustainability

Participation in the fourth Annual Meeting of UNEP FI Bank Commission

Bradesco participated in the fourth Annual Meeting of the Bank Commission, promoted by the United Nations Environmental Program Financial Initiative (UNEP FI). The initiative gathers more than 200 financial institutions, including banks, insurance companies and fund managers, who study the impact of social and environmental considerations on financial performance. Among the topics discussed at the October 2014 meeting held in Geneva, Switzerland, was “Conducting Positive Impacts — how banks can increase their positive contribution to society and the environment.”

Participation at COP 20, in Lima

In December 2014, Bradesco integrated the Brazilian delegation at the United Nations Climate Change Conference (COP 20), held in Lima, Peru. At the occasion, 195 countries approved the	draft of an agreement to reduce greenhouse gas emissions, laying the groundwork for a probable global pact at COP 21, in Paris, in 2015.

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Return to Shareholders

Bradesco Shares

Number of Shares – Common and Preferred Shares(1)

	In thousands
	Dec14	Sept14	Dec13
Common Shares	2,100,738	2,100,738	2,100,738
Preferred Shares	2,094,652	2,094,652	2,095,771
Subtotal – Outstanding Shares	4,195,391	4,195,391	4,196,509
Treasury Shares	11,883	11,883	10,765
Total	4,207,274	4,207,274	4,207,274

(1) Excluding bonuses and stock splits during the periods.

On December 31, 2014, Bradesco’s Capital Stock stood at R$ 38.1 billion, composed of 4,207,274 thousand shares, made up of 2,103,637 thousand common shares and 2,103,637 thousand preferred shares. The largest shareholder is the holding company Cidade de Deus Cia. Comercial de Participações, which directly holds 48.7% of voting capital and 24.4% of total capital.

Cidade de Deus Cia. Comercial de Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., which is in turn controlled by Fundação Bradesco and BBD Participações S.A., whose shareholders are the majority of Bradesco’s Board of Directors, Statutory Board of Executive Officers and management-level employees.

Number of Shareholders – Domiciled in Brazil and Abroad

	Dec14%		Ownership of Capital (%)	Dec13%		Ownership of Capital (%)
Individuals	321,387	89.7	21.8	327,289	89.8	20.0
Companies	35,926	10.0	45.3	36,144	9.9	48.5
Subtotal Domiciled in Brazil	357,313	99.7	67.1	363,433	99.7	68.5
Domiciled Abroad	1,209	0.3	32.9	1,023	0.3	31.5
Total	358,522	100.0	100.0	364,456	100.0	100.0

Regarding Bradesco’s shareholders, residing either in Brazil or abroad, there were 357,313 shareholders domiciled in Brazil on December 31, 2014, accounting for 99.7% of all	shareholders and 67.1% of shares. The number of shareholders residing abroad was 1,209, accounting for 0.3% of the total number of shareholders and 32.9% of shares.

  86  Economic and Financial Analysis Report – December 2014

         Return to Shareholders

Bradesco Shares

Average Daily Trading Volume of Shares

Bradesco shares are traded on BM&FBovespa (São Paulo) and on the New York Stock Exchange (NYSE). Since November 21, 2001, Bradesco trades its ADRs backed by preferred shares on NYSE. As of March 13, 2012, it has also traded ADRs backed by common shares.

In 2014, the average daily trading volume of our shares reached R$ 622 million, the highest number in the series below. Compared to the previous year, the average volume daily traded rose up 17.1%, due to the higher trading volume of our ADRs backed by preferred shares on the NYSE.

Bradesco    87

Return to Shareholders

Bradesco Shares

Appreciation of Preferred Shares - BBDC4

The graph shows the change in Bradesco’s preferred shares, taking into account the reinvestment of dividends, compared to the Ibovespa and the Interbank Deposit Rate (CDI). If by late December 2001 R$ 100 were invested,	Bradesco’s shares would be worth approximately R$ 1,160 by December 2014, which is a substantially higher appreciation compared to that presented by Ibovespa and CDI within the same period.

Share and ADR Performance(1)

	In R$ (unless otherwise stated)
	4Q14	3Q14	Variation %	12M14	12M13	Variation %
Adjusted Net Income per Share	0.99	0.94	5.3	3.66	2.91	25.8
Dividends/Interest on Shareholders' Equity – Common Share (after Income Tax)	0.27	0.26	3.8	1.02	0.82	24.4
Dividends/Interest on Shareholders' Equity – Preferred Share (after Income Tax)	0.30	0.29	3.4	1.13	0.90	25.6

	In R$ (unless otherwise stated)
	Dec14	Sept14	Variation %	Dec14	Dec13	Variation %
Book Value per Common and Preferred Share	19.43	18.89	2.9	19.43	16.90	15.0
Last Trading Day Price – Common Shares	34.32	35.00	(1.9)	34.32	31.95	7.4
Last Trading Day Price – Preferred Shares	35.06	34.84	0.6	35.06	29.09	20.5
Last Trading Day Price – ADR ON (US$)	12.93	14.32	(9.7)	12.93	14.05	(8.0)
Last Trading Day Price – ADR PN (US$)	13.37	14.25	(6.2)	13.37	12.53	6.7
Market Capitalization (R$ million) (2)	145,536	146,504	(0.7)	145,536	128,085	13.6

(1) Adjusted for corporate events in the periods; and

(2) Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

  88  Economic and Financial Analysis Report – December 2014

Return to Shareholders

Bradesco Shares

Recommendation of Market Analysts – Target Price

Market analysts issue periodical recommendations on Bradesco preferred shares (BBDC4). In January 2015, we analyzed 9 reports prepared by these	analysts. Their recommendations and a general consensus on the target price for December 2015 can be found below:

Recommendations %		Target Price in R$ for Dec15
Buy	55.6	Average	42.9
Keep	44.4	Standard Deviation	3.1
Sell	-	Higher	48.0
Under Analysis	-	Lower	38.0

For more information on target price and recommendation by each market analyst that monitors the performance of Bradesco shares, go	to our Shareholder Relationship website at: www.bradescori.com.br> Information to Shareholders > Analysts’ Consensus.

Market Capitalization

On December 31, 2014, Bradesco’s market value, considering the closing prices of Common and Preferred shares, was R$ 145.5 billion, a growth of	13.6% compared to December 31, 2013. It should be mentioned that, in the same period, Ibovespa recorded a 2.9% drop.

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         Return to Shareholders

Main Indicators

Price/Earnings Ratio(1): indicates a possible number of years within which the investor would recover the capital invested, based on the closing prices of common and preferred shares.

Price/Book Ratio: indicates the multiple by which Bradesco’s market capitalization exceeds its book value.

Dividend Yield (1) (2):the ratio between share price and dividends and/or interest on shareholders’ equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net income.

  90  Economic and Financial Analysis Report – December 2014

Return to Shareholders

Dividends/Interest on Shareholders’ Equity

In 2014, R$ 5,055 million were assigned to shareholders as interest on shareholders’ equity (JCP) and dividends. In 2014, the total JCP and Dividends assigned to shareholders accounted for	35.3% of the net income for the fiscal year and, considering the income tax deduction and JCP assignments, it was equivalent to 31.5% of the net income.

(1) In the last 12 months.

Weight on Main Stock Indexes

Bradesco shares are listed in Brazil’s main stock indexes, including IBrX-50 and IBrX-100 (indexes that measures the total return of a theoretical portfolio composed of 50 and 100 shares, selected from among the most traded shares on BM&FBovespa), IBrA (Broad Brazil Index), IFNC (Financial Index, composed of banks, insurance companies and financial institutions), ISE (Corporate Sustainability Index), IGCX (Special Corporate Governance Stock Index), IGCT (Corporate Governance Trade Index), ITAG (Special Tag-Along Stock Index),

ICO2 (index composed of shares of companies listed in the IBrX-50 index and that accepted to take part in this initiative by adopting transparent greenhouse gas emission practices) and the Mid-Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest capitalization companies listed).

Abroad, Bradesco shares are listed on the Dow Jones Sustainability World Index of the NYSE, and on the FTSE Latibex Brazil Index of the Madrid Stock Exchange.

Dec14	In % (1)
Ibovespa	10.0
IBrX-50	10.7
IBrX-100	9.4
IBrA	9.0
IFNC	20.7
ISE	5.1
IGCX	6.9
IGCT	11.0
ITAG	12.2
ICO2	15.2
MLCX	10.0

(1) Represents Bradesco’s weight on the portfolio of main Brazilian stock market indexes.

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         Return to Shareholders

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  92  Economic and Financial Analysis Report – December 2014

          Additional Information

Market Share of Products and Services

Market shares held by the Organization in the Banking and Insurance industries and in the Customer Service Network are presented below.
	Dec14	Sept14	Dec13	Sept13
Banks – Source : Brazilian Central Bank (Bacen)
Demand Deposits	N/A	13.8	16.4	17.1
Savings Deposits	N/A	13.5	13.4	13.4
Time Deposits	N/A	10.0	10.8	11.2
Loan Operations	10.2 (1)	10.4	10.7	10.9
Loan Operations - Private Institutions	22.1 (1)	22.2	21.9	22.1
Loan Operations - Vehicles Individuals (CDC + Leasing)	13.3 (1)	13.3	13.6	13.9
Payroll-Deductible Loans	11.8 (1)	11.9	12.1	12.0
Number of Branches	20.4	20.6	20.7	21.0
Banks – Source : Social Security National Institute (INSS)/Dataprev
Benefit Payment to Retirees and Pensioners	N/A	26.3	25.7	25.4
Banks – Source : Anbima
Managed Investment Funds and Portfolios	18.8	19.0	18.1	18.3
Insurance, Pension Plans and Capitalization Bonds – Source: Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)
Insurance, Pension Plan and Capitalization Bond Premiums	24.0 (2)	23.3	24.2	23.8
Insurance Premiums (including Long-Term Life Insurance - VGBL)	23.5 (2)	22.7	23.9	23.6
Life Insurance and Personal Accident Premiums	17.6 (2)	17.7	17.0	16.9
Auto/Basic Lines Insurance Premiums	10.2 (2)	10.6	8.8	9.1
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	13.6 (2)	13.0	10.9	10.6
Health Insurance Premiums	45.9 (2)	45.8	46.0	45.6
Income from Pension Plan Contributions (excluding VGBL)	31.4 (2)	31.5	31.2	31.2
Capitalization Bond Income	24.7 (2)	24.3	22.1	21.8
Technical Reserves for Insurance, Pension Plans and Capitalization Bonds	27.3 (2)	27.4	29.1	29.1
Insurance and Pension Plans – Source: National Federation of Life and Pension Plans (Fenaprevi)
Income from VGBL Premiums	25.0 (2)	24.4	29.5	28.8
Income from Unrestricted Benefits Generating Plans (PGBL) Contributions	24.4 (2)	24.1	25.4	25.7
Pension Plan Investment Portfolios (including VGBL)	30.4 (2)	30.5	31.5	32.3
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	19.4 (2)	19.4	19.7	19.7
Consortia – Source: Bacen
Real Estate	28.1 (2)	27.1	30.7	30.5
Auto	27.6 (2)	27.1	28.6	27.8
Trucks, Tractors and Agricultural Implements	18.7 (2)	17.9	20.4	18.8
International Area – Source: Bacen
Export Market	17.3	18.1	18.1	18.1
Import Market	13.0	13.6	15.6	15.8
Digital Channels - Source: Bacen
Internet, Home and Office Banking	N/A	N/A	24,4	N/A
ATM	N/A	N/A	19,6	N/A
Customer Service Centers	N/A	N/A	30,6	N/A
Mobile Phones and Personal Digital Assistants (PDAs)	N/A	N/A	38,1	N/A

(1)   SFN data is preliminary; and

(2)   Reference Date: Nov/14.

N/A – Not Available.

  94  Economic and Financial Analysis Report – December 2014

          Additional Information

Market Share of Products and Services

Branch Network

Region	Dec14		Market Share	Dec13		Market Share
	Bradesco	Market		Bradesco	Market
North	276	1,129	24.4%	278	1,099	25.3%
Northeast	844	3,621	23.3%	847	3,570	23.7%
Midwest	345	1,819	19.0%	346	1,793	19.3%
Southeast	2,421	11,898	20.3%	2,423	11,815	20.5%
South	773	4,320	17.9%	780	4,307	18.1%
Total	4,659	22,787	20.4%	4,674	22,584	20.7%

Reserve Requirements

%	Dec14	Sept14	Jun14	Mar14	Dec13	Sept13	Jun13	Mar13
Demand Deposits
Rate (1)	45	45	45	44	44	44	44	44
Additional (2)	-	-	-	-	-	-	-	-
Reserve Requirements (3)	34	34	34	34	34	34	34	34
Reserve Requirements (Microfinance)	2	2	2	2	2	2	2	2
Free	19	19	19	20	20	20	20	20
Savings Deposits
Rate (4)	20	20	20	20	20	20	20	20
Additional (2)	10	10	10	10	10	10	10	10
Reserve Requirements	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate (2)	20	20	20	20	20	20	20	20
Additional (2)	11	11	11	11	11	11	11	11
Free	69	69	69	69	69	69	69	69

(1) Collected in cash and not remunerated;

(2) Collected in cash with the Special Clearance and Custody System (Selic) rate;

(3) At Bradesco, reserve requirements are applied to Rural Loans; and

(4) Collected in cash with the Reference Interest Rate (TR) + interest of 6.17% p.a. for deposits made until 05/03/12, and TR + 70% of the Selic rate for deposits made as of 05/04/12, when the Selic rate is equal to or lower than 8.5% p.a.

Note: On 7/24/2014, the Central Bank issued Circular Letter No3712/14, allowing the use of certain credit transactions in the reduction of Reserve Requirements.

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          Additional Information

Investments in Infrastructure, Information Technology and Telecommunications

Bradesco is widely regarded as a pioneer in the Brazilian banking industry, continuously providing innovative solutions to its customers. One such example of this entrepreneurial attitude was the launch of the ATM that takes cash deposits and immediately credits the customer’s account. These pioneering initiatives are made possible by Bradesco’s investment in the constant integration of its IT teams with the Organization’s business areas and strategic technology suppliers.

Bradesco was recognized by The Banker magazine in its Technology Projects of The Year 2014 awards, which lists the most outstanding companies in technological innovation. Bradesco was featured in the “Social Media” category for its Facebook page for F.Banking Bradesco. Using this social network, customers can apply for personal loans, make investments, and access other services such as checking account balance, pension statements, and credit lines, pay utility bills and payment slips and buy mobile phone credits.

In November 2014, the Bank launched the new film for its communication platform, Bradesco Next.  The platform gathers information about the innovations developed by Bradesco in a single environment, such as: biometrics system, online financial consulting, Bradesco Celular, geolocation service, check deposit and b.wallet, among other services which are available to its customers.

We have implemented the “EI! - Efficiency and Innovation” program to field employees’ suggestions, as part of our goal of valuing and stimulating creativity and interactivity in the Organization. This initiative contributes to increasing the quality and productivity of our businesses, and to the continuous improvement of processes, elimination of waste, problem-solving and the development of partnerships.

Bradesco customers who use Bradesco Celular are now able to enjoy one of our latest innovations. Initially available to Bradesco Prime customers, the Touch ID feature available on some smartphones will now be integrated into our mobile banking service, thus providing faster access to the platform by eliminating the need for a password. We have now also added the List of Beneficiaries for transfers between accounts to this platform, providing customers with the same convenience available in our Internet Banking.

In addition, we launched a nationwide campaign, “InovaBra”, aimed at encouraging and discovering innovative startup projects that can be adapted to the financial products and services industry. Up to a dozen early-stage companies will be selected to develop a ground-breaking product or service for the industry and to integrate its technology with that of Bradesco. The startups that are able to come up with successful solutions will earn a contract with Bradesco, thus entering the market with a major company in its list of clients. The program has exceeded all expectations, with 553 applications submitted from around the country.

Systems Architecture closes the year with a 92.1% growth, showing significant improvement in the sale of assets. This quarter, we highlight the deployment of the “CDC” (direct consumer credit) and “personal loan” products, and pilot projects include “Restrictions” and “Liens”. Robust and thorough, Systems Architecture relies on security and speed to support the magnitude of our continuously expanding operations, preparing Bradesco for the next few decades.

As a process of continuous improvement, the Bradesco expanded its Data Center infrastructure resources, with the addition of new uninterruptible power equipment and electrical panels. We implemented sustainability actions with economy and cost reduction in the IT area, with procedures to reuse water from air conditioning condensation systems and using reuse water in our Data Centers. We upgraded our Net Empresa (Internet Banking for Corporate Customers) environment, improving performance and providing greater speed and agility in customer service. Works are also underway to expand the capacity of data transmission network of at Branches and Service Branches (PAs) (work has already been concluded at 808 Branches and 1,267 Service Branches).

As a prerequisite for its continuous expansion, Bradesco has invested R$ 4,998 million in Infrastructure, Information Technology and Telecommunications in 2014. The total amount invested over recent years, including infrastructure (facilities, restorations, improvements, furniture and fixtures), can be found below:

  96  Economic and Financial Analysis Report – December 2014

Additional Information

Additional Information

Investments in Infrastructure, Information Technology and Telecommunications

	R$ million
	2014	2013	2012	2011	2010
Infrastructure	1,049	501	718	1,087	716
Information Technology and Telecommunications	3,949	4,341	3,690	3,241	3,204
Total	4,998	4,842	4,408	4,328	3,920

Risk Management

Risk management activity is highly strategic due to the increasing complexity of services and products and the globalization of the Organization’s business. The dynamic aspect of markets forces Bradesco to engage in continuous improvement of this activity in pursuit of best practices. That has allowed Bradesco to use its internal market risk models, which were already in force, to calculate regulatory capital, since January 2013.

The Organization controls risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees form all Organization levels, from business areas to the Board of Directors.

The management process allows the risks to be proactively identified, measured, mitigated, monitored and reported, which is necessary in view of the Organization’s complex financial products and activity profile.

Detailed information on the risk management process, Capital, as well as the Organization’s risk exposure, can be found in the Risk Management Report, available on the Investor Relations website: www.bradescori.com.br.

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          Additional Information

Capital Management

The Capital Management structure aims to providing conditions for capital monitoring and control, contributing to the achievement of goals set in the strategic objectives defined by the Organization, through an adequate capital sufficiency planning. This structure is comprised of Executive Committees and one Non-Statutory Committee, which assist the Board of Directors and Board of Executive Officers in the decision-making process.

In addition to the Committee structure, the Organization has a department responsible for the capital management centralization, named Capital Management and Internal Capital Adequacy Assessment Process (ICAAP), subordinated to the Department of Planning, Budget and Control, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and the Organization’s supporting areas.

The capital plan is devised on an annual basis and approved by the Board of Executive Officers and Board of Directors. It is also aligned with the strategic plan and encompasses a prospective outlook of at least three years. The process of developing this plan considers threats and opportunities, market share and development goals, capital requirement projections based on risks, as well as capital held by the Organization. Such projections are constantly monitored and controlled by the capital management area.

With the implementation of the capital management structure, an internal process has been established to assess capital adequacy (ICAAP), which provides conditions to assess capital sufficiency in accordance with the base and stress scenarios, in a prospective outlook to identify capital and contingency actions to be taken in the respective scenarios. Capital adequacy and sufficiency information represent essential tools to manage and support the decision-making process.

Additional information on the capital management structure is available in the Risk Management Report – Pillar 3, and in the 2013 Annual Report, on the Investor Relations website: www.bradescori.com.br

  98  Economic and Financial Analysis Report – December 2014

          Additional Information

Capital Adequacy Ratio

The implementation of the new capital structure in Brazil began in October 2013. Through the CMN Resolution No 4192/13, Bacen provided a new methodology to assess Capital, replacing CMN Resolution No 3444/07.

Considering that such methodology entails the introduction of new adjustments, we have adapted the historical series, stated in periods, for the transition from Basel II to Basel III.

It is important to note that indexes published by September 2013 were kept, but cannot be compared due to the current resolution’s criteria.

In December 2014, Capital amounted to R$ 98,605 million, against risk-weighted assets totaling R$ 597.213 million. The Capital Adequacy Ratio recorded a 0.2 p.p. growth when compared to the previous quarter, going from 16.3% in September 2014 to 16.5% in December 2014, which is basically a result of: (i) an increase in shareholders’ equity, due to the growth in income recorded in the quarter; (ii) the effect of reallocation of Insurance Group funds, which had a positive impacted on prudential adjustments; partially offset by: (iii) the increase in risk-weighted assets, caused by the expansion of the loan portfolio.

	R$ million
Calculation Basis	Basel III (1) Financial Consolidated					Basel II Economic-Financial Consolidated
	Dec14	Sept14	Jun14	Mar14	Dec13	Sept13	Jun13	Mar13	Dec12
Capital	98,605	95,825	94,090	92,235	95,804	93,064	92,629	96,721	96,933
Tier I	77,199	74,127	71,892	69,934	70,808	71,830	69,868	67,980	66,066
Common Equity	77,199	74,127	71,892	69,934	70,808	71,830	69,868	67,980	66,066
Shareholders' Equity	81,508	79,242	76,800	73,326	70,940	67,033	66,028	69,442	70,047
Prudential Adjustments provided for in CMN Resolution 4192/13 (2)	(4,309)	(5,115)	(4,908)	(3,392)	(132)	-	-	-	-
Adjustments Provided for in CMN Resolution 3444/07	-	-	-	-	-	4,797	3,840	(1,462)	(3,981)
Tier II	21,406	21,698	22,198	22,301	24,996	21,234	22,761	28,741	30,867
Mark-to-Market Adjustments	-	-	-	-	-	(4,508)	(3,593)	1,732	4,229
Subordinated Debt (3)	21,406	21,698	22,198	22,301	24,996	25,741	26,354	27,009	26,638
Risk-Weighted Assets (RWA)	597,213	588,752	596,457	585,991	576,777	566,797	603,541	621,030	600,520
Credit Risk	544,798	534,165	548,600	534,885	526,108	482,336	479,217	494,015	503,136
Operating Risk	30,980	30,980	29,853	29,853	23,335	33,100	30,494	30,494	31,197
Market Risk	21,435	23,607	18,004	21,253	27,334	51,361	93,831	96,522	66,188
Total Ratio (4)	16.5%	16.3%	15.8%	15.7%	16.6%	16.4%	15.4%	15.6%	16.1%
Tier I Capital	12.9%	12.6%	12.1%	11.9%	12.3%	12.7%	11.6%	11.0%	11.0%
Common Equity	12.9%	12.6%	12.1%	11.9%	12.3%	-	-	-	-
Capital Nível II	3.6%	3.7%	3.7%	3.8%	4.3%	3.7%	3.8%	4.6%	5.1%

(1) Since October 2013, capital is calculated as per CMN Resolution No. 4192/13, which establishes that calculation is based on the “Financial Consolidated” by December 2014 and “Prudential Consolidated” as of January 2015;

(2) The prudential adjustments are progressive deductions that are already being applied on the main capital and will follow the implementation schedule, as provided by CMN Resolution No4192/13. The impact of these adjustments in the Main Capital deduction was 0% in 2013, 20% in 2014, and will be 40% in 2015, 60% in 2016, 80% in 2017 and 100% in 2018;

(3) In addition, it is worth noting that, from the total amount of subordinated debt, R$ 21,406 million will be used to compose the Tier II of the Capital Adequacy Ratio, calculated as per CMN Resolution No4192/13 (including amendments thereof), effective as of October 2013; and

(4) Since October 2013, the Capital Adequacy Ratio calculation follows regulatory guidelines set forth in CMN Resolutions No4192/13 and 4193/13.

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          Additional Information

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  100  Economic and Financial Analysis Report – December 2014

Independent Auditors’ Report

Indepedent Reasonable Assurance Report on the supplementary accounting information included within the Economic and Financial Analysis Report

To

The Directors of

Banco Bradesco S.A.

Osasco – SP

Introduction

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the supplementary accounting information of Banco Bradesco S.A. for the year ended as at December 31, 2014, in the form of reasonable assurance conclusion that based on our work, described within this report, the supplementary accounting information included within the Economic and Financial Analysis Report is presented, in all material respects, based on the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Responsibilities of the Management of Bradesco

Management is responsible for preparing and adequately presenting the supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determines are necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to examine the supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a reasonable assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain reasonable assurance about whether the supplementary accounting information included within the Economic and Financial Analysis Report is presented, in all material respects, to the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

The procedures selected were based on our judgment, including the assessment of risks of material misstatement in the supplementary accounting information of Banco Bradesco S.A. whether due to fraud or error; however, this does not include the search and identification of fraud or error.

In making those risk assessments, we have considered internal controls relevant to the preparation and presentation of supplementary accounting information in order to design assurance procedures that are appropriate in the circumstances, but not for the purposes of expressing a conclusion as to the effectiveness of  Bradesco´s internal control over the preparation and presentation of the supplementary accounting information. Our engagement also includes the assessment of the appropriateness of the reasonableness of the supplementary accounting information, the suitability of the criteria used by Bradesco in preparing the supplementary accounting information within the Economic and Financial Analysis Report in the circumstances of the engagement, evaluating the appropriateness of the  procedures used in the preparation of the supplementary accounting information and the reasonableness of estimates made by Bradesco and evaluating the overall presentation of the supplementary accounting information. Reasonable assurance is less than absolute assurance.

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

  102  Report on Economic and Financial Analysis – December 2014

Independent Auditors’ Report

Indepedent Reasonable Assurance Report on the supplementary accounting information included within the Economic and Financial Analysis Report

Criteria for preparing the supplementary accounting information

The supplementary accounting information disclosed within the Economic and Financial Analysis Report, for the year ended December 31, 2014 has been prepared by the Management of Bradesco, based on the information contained in the consolidated financial statements on December 31, 2014 and the criteria described within the Economic and Financial Analysis Report, in order to facilitate additional analysis, without, however, being part of the consolidated financial statements disclosed on that date

Conclusion

Our conclusion has been formed on the basis of, and is limited to, the matters outlined in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the supplementary accounting information included within the Economic and Financial Analysis Report is presented, in all material respects, in accordance with the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Osasco, January 28, 2015

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

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  104  Report on Economic and Financial Analysis – December 2014

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Message to Shareholders

Dear Shareholders,

In 2014, Brazil experienced yet another moment in its well-established democracy, promoting elections that generated great interest from the general public – who were drawn by the strength of the campaigns and a fierce contest at the polls. Now, economic officials face the task of revisiting projections and strategies, setting the groundwork for changes that can lead the country towards a leap in development.

The Bradesco Organization believes there are reasons to feel optimistic about the future of Brazil. In this context, we hope that domestic economic policy and external factors, such as the recovery of the US economy and the recovery efforts of the economies pegged to the Euro, can create growth opportunities in the country.

At Bradesco, among the most significant events of this past year, we should emphasize our permanence in the select group of companies in the BM&FBovespa’s ISE (Corporate Sustainability Index), and the Dow Jones Sustainability Index, of the New York Stock Exchange, which it comprises for the ninth consecutive year; the launch of the payment solutions company Stelo S.A., as well as that of LIVELO S.A., which will take care of business related to a coalition loyalty program – both in conjunction with Banco do Brasil. Also worth mentioning were the opening of the second Fluvial Service Station on the Solimões River, serving 11 riverside towns along a 1,600-km extension of the river, and the establishment of the first branch in Vila Kennedy, a community in the west side of Rio de Janeiro, aimed at the financial inclusion of approximately 130 thousand residents.

Regarding the numbers for the fiscal year, our Book Net Income reached R$ 15.089 billion, an increase of 25.6% over the previous year; broken down, R$ 10.683 billion derived from financial activities (70.8% of the total), and R$ 4.406 billion were generated from insurance, pension plans and capitalization (29.2%). Despite the incredible volatility that characterized the stock market in the fourth quarter, the Bank’s market value reached R$ 145.536 billion, representing 1.8 times the Book Value on 12.31.2014. A total of R$ 5.055 billion, or 31.5% of the Adjusted Net Income were paid to shareholders as Dividends and Interest on Shareholders’ Equity.

As it celebrates 71 years of existence, Bradesco boasts a strong balance sheet position that confirms the success of the strategies applied, which in turn are consistent with the choice of retail banking as our flagship product line for the goals democratization of credit and banking inclusion.  Our market performance is the result of the instrumentality of an extensive and well-distributed Service Network and of our digital channels. This wide range of options is made possible by a constant and robust investment in infrastructure and especially in technology, which positions Bradesco at the forefront of banking technology.

The Bradesco Organization maintains its commitment to corporate sustainability, seeking to integrate its basic principles to its global strategic planning. Among its social initiatives, we should highlight the work developed by the Bradesco Foundation, which offers free and high-quality education. The foundation focuses its work on regions that face greater educational and healthcare shortages in the country, with a network of 40 schools that constitute one of the largest socio-educational programs promoted by the private sector on a global scale.

The strength of the Bradesco brand will remain a powerful ally in the continuous effort of earning and maintaining market positions, and it is boosted by the competent and loyal dedication of its directors and employees, to whom we express our gratitude. We also wish to thank our customers and shareholders for the trust which has allowed us to stand apart from the competition.

Cidade de Deus, January 28, 2015 Lázaro de Mello Brandão Chairman of the Board of Directors

106             Economic and Financial Analysis Report – December 2014

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Management Report

We hereby present the consolidated financial statements of Banco Bradesco S.A., for the fiscal year ended December 31, 2014, prepared in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

The year of 2015 should prove to be a challenging one for emerging countries, given the beginning of normalization of US monetary policy and a slowdown in growth for China. This scenario also provides a unique opportunity and stimulus for these nations to move forward in the process of improving their economic fundamentals.

As for Brazil, the new course of its economic policies, in particular its fiscal policy, should play a major role in the country’s response to these external challenges. At the same time, an indication to this effect is likely critical to make the stakeholders more confident in the economy, mitigating the effects of the adjustments that are expected to be made in the next year.

Bradesco remains optimistic about Brazil, and holds positive expectations for the segments in which it operates. The volume of credit is likely to grow at rates that are sustainable and compatible with risk. Due to the intense and ongoing upward social mobility of recent years, the scenario for the banking and insurance sectors remains highly favorable.

The following are some of the most noteworthy events involving the Bradesco Organization over the past year:

•       on April 17 Bradesco and Banco do Brasil launched Stelo S.A., a payment solutions company that manages, operates and explores the payment facilitator segment for e-commerce and digital portfolio business; on May 14, they formed LIVELO S.A., whose purpose will be to explore businesses related to coalition loyalty program, allowing the client to accumulate and redeem points in various partners;

•       on May 27 the second Fluvial Service Station was inaugurated aboard the ship Voyager V, in the Solimões River in the Amazon. The new ship serves approximately 50 communities and 11 cities, covering a stretch of around 1,600 kilometers between Manaus and Tabatinga and bringing banking services that make life easier at these riverside communities;

•       on July 7, Bradesco was issued the Quality Certificate issued by IIA – Institute of Internal Auditors, an entity present in more than 130 countries, empowered to assess and grant the Quality Certificate to internal audits. The certificate is the recognition that Bradesco has an internal audit structure that is prepared to act independently in all its dimensions, with emphasis on best practices for Risk Assessment and for the effectiveness of Internal Controls;

•       on July 17, Bradesco and the major retail Banks in the country signed a new Shareholders’ Agreement for TecBan – Banking Technology S.A., which provides that, in approximately 4 years, their external networks of Self-Service Terminals will be consolidated into Banco24Horas terminals;

•       on July 28 Bradesco formalized a strategic partnership with IBM Brasil – Indústria Máquinas e Serviços Ltda., which will provide hardware and software support and maintenance activities, currently provided by Scopus Tecnologia Ltda. IBM will take over the operational structure from Scopus, and all support and maintenance contracts signed between Scopus and its other clients;

•       on August 4, the opening of the first branch in Vila Kennedy, a community located in the west side of the city of Rio de Janeiro, allowing the financial inclusion of approximately 130 thousand residents;

•       on September 12, for the ninth consecutive year, Bradesco was selected to comprise the Dow Jones Sustainability Index – DJSI, of the New York Stock Exchange, as part of the Dow Jones Sustainability World Index and Dow Jones Sustainability Emerging Markets Index; on November 27, it was once again selected to comprise the Corporate Sustainability Index (ISE) of BM&FBOVESPA, which reflects the return of a portfolio composed of shares of the companies with the best performance in the ISE indicators; and

•       on September 15, it earned the RA1000 Reclame AQUI, as the first bank to be awarded the RA1000, the maximum seal of quality for handling complaints made to the website Reclame AQUI.

1.      Results for the Year

The Organization’s results and return to shareholders for 2014 were in line with the organization’s strategies. A detailed analysis of these figures can be found in the Economic and Financial Analysis Report, available at bradesco.com.br/ri.

R$ 15.089  billion in book Net Income for the fiscal year, equivalent to R$ 3.60 per share and profitability of 19.8% over the average Shareholders’ Equity(*). The return on Average Total Assets was 1.6%.

R$ 5.055    billion allocated to shareholders as monthly, intermediary and complementary Interest on Shareholders’ Equity, and as Dividends, computed in the calculation of mandatory dividends. As a result, each common share was attributed R$ 1.26 (R$ 1.13 net of Income Tax), including the additional 10% for each preferred share, and R$ 1.15 (R$ 1.03 net of Income Tax). Interest and dividends paid represent 35.3% (31.5% net of Income Tax) of the adjusted profit for the year.

Bradesco     107

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Management Report

Taxes and Contributions

For the year, Bradesco collected a significant amount of its results in taxes, in direct proportion to its activities.

R$ 13.323  billion in own taxes and social security contributions, paid or provisioned.

R$ 10.902  billion in taxes withheld and collected from third parties, equivalent to financial intermediation.

Overall, R$ 24.225 billion in taxes and contributions originated from, or circulated in, the Organization.

2.      Corporate Strategy

In 2015, emerging countries are expected to face a global economic scenario marked by the recovery of the United States economy, by China’s slowing growth – although its index should remain among the highest in the world – and by dropping oil prices, which, excluding oil-producing countries, will have a positive impact on the global economy. This new scenario should create new opportunities and is likely to reduce the imbalances that currently exist between countries.

In the domestic market, Bradesco seeks to improve its already outstanding position among private financial institutions, and to maintain its leadership in the insurance industry. To that end, it will encourage investments and the democratization of credit, expanding the offer of products and services and solutions, with the primary goal of promoting the banking inclusion and social mobility through its extensive Service Network, present in all regions of the country, including Branches, Banking Terminals, Express Bradesco Correspondents, Self-Service Equipment, and also through its convenient Service Channels, such as Internet Banking, Bradesco Celular and Fone Fácil.

From the perspective of a strict monetary policy, the Bank will seek, in the financial sector, the growth of its loan portfolio, focused on real estate loans, consumer credit and payroll-deductible loans, in addition to a strong performance supplementary pension plans, and the expansion of services offered to the growing economically active population. In this sense, it will continue to adopt effective security criteria in order to maintain the balance between expansion of credit and decreased delinquency, achieved through a rigorous evaluation of approval procedures and efficient daily collection of overdue amounts, through the Program for the Recovery of Overdue Loans (PRCV). The Organization will also continue with the strategic focus on business results and their secure disclosure, exemplified by the investment bank, corporate and private banking and the management of third-party funds, in addition to the investments in the payment card industry, buyers’ pools, insurance, pension plans and capitalization, all of which are equally relevant.

Overseas, it maintains a presence in strategic markets, where it provides support to customers who reside outside the country, as well as to investors who are increasingly interested in Brazil. The Bradesco Securities offices in New York, London and Hong Kong are key to raise funds and distribute securities in these financial centers, as well as Banco Bradesco Europe, in Luxembourg, which features resource management services, private banking and trade finance.

The growth that Bradesco seeks on a continuous basis imply in substantial investments in Infrastructure, Information Technology and in the Human Resources sector, essential pillars for the banking industry. R$ 4.998 billion invested to innovate, update and maintain its IT environment, which is a standard-bearer in its industry, featuring the best practices and technologies available. Training programs that highlight motivation, innovation and customer focus also received R$ 144.658 million in investments.

Respect towards customers, social and environmental responsibility, security and credibility are inserted in Bradesco’s corporate culture. Three great pillars compose the foundation of the strategic planning:

a)      growing organically, without losing sight of the possibilities of acquisitions, associations and partnerships, always committed to the quality of customer service, the security of the products, solutions and services, and with the effective improvement of operational efficiency and financial indexes;

b)      maintaining strict controls to identify, assess and mitigate risks that are intrinsic to the activities, as well as defining the acceptable levels in each operation; and

c)      conducting businesses with the utmost transparency, ethics and the proper compensation for investors.

3.      Capital, Reserves and Subordinated Debt

At year-end, with reference to Banco Bradesco:

R$ 38.100  billion in subscribed and paid-up Capital;

R$ 43.408  billion in Asset Reserves; and

R$ 81.508  billion in Shareholders’ Equity, for a growth of 14.9% on the year. In relation to the Consolidated Assets, which totaled R$ 1.032 trillion, Managed Shareholders’ Equity is equivalent to 7.9%. The Book Value per share was R$ 19.43.

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Management Report

The solvency ratio was 16.5%, therefore higher than the 11% set out in Resolution no 4193/13, from the National Monetary Council, in accordance with the Basel Committee. In relation to the Reference Assets, the fixed asset ratio (maximum of 50%, according to the Central Bank of Brazil) reached 13.2% in the consolidated economic and financial report, and 47.2% in the consolidated financial report.

At year-end, Subordinated Debt totaled R$ 35.822 billion (R$ 9.322 billion overseas and R$ 26.500 billion in Brazil), of which R$ 21.406 billion were eligible capital and composed level II of the Reference Assets, being included in the calculation of the indexes mentioned in the preceding paragraph.

In compliance with Article 8 of Brazilian Central Bank Circular Letter nº 3068/01, Bradesco declares that it has the financial capacity and the intention of holding to maturity those securities classified under “held-to-maturity securities”. Bradesco further declares that the operations of Banco Bradescard S.A., its subsidiary, are sufficient to cover the strategic goals defined in the business plan, pursuant to Article 11 of Regulatory Attachment I to National Monetary Council Resolution nº 4122/12.

Capital Management

The assessment of adequacy is made to ensure that the organization maintains a strong capital base to support its activities. It also considers a prospective vision, because it anticipates possible changes in market conditions. The structure includes Committees that report to the Board of Directors, and Committees that report to the Board of Executive Officers, advising these Administrative Bodies in the decision-making process.

4.      Operational Performance

4.1.  Funding

At year-end, the funds obtained and managed totaled R$ 1.426 trillion, 13.2% higher than the previous year. In all, the Bank manages 26.482 million checking account customers, 59.091 million savings accounts with balances of R$ 92.155 billion, accounting for 17.6% of the SBPE – Brazilian Savings and Loan System.

R$ 531.806   billion in demand deposits, time deposits, interbank deposits, savings accounts and securities sold under agreements to repurchase, a 12.1% increase.

R$ 488.730   billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, a 12.3% increase.

R$ 217.526   billion in the exchange portfolio, borrowings and on-lendings in Brazil, working capital, tax payments and collection and related charges, funds from issuance of securities in Brazil, and subordinated debt in Brazil, a 22.0% growth.

R$ 153.267   billion in technical reserves for insurance, pension plans and capitalization bonds, up by 12.5%.

R$ 34.770    billion in foreign funding, through public and private issues, subordinated debt overseas, securitization of future financial flows and borrowings and on-lendings overseas, equivalent to US$ 13.090 billion.

4.2.  Loan Operations

The democratization of credit can be achieved by expanding and diversifying the credit available, and by more attractive interest rates. These key factors have increased the volume of financing operations conducted directly or in partnerships with market players, as well as in other lines aimed at individuals, such as payroll-deductible loans, through an extensive network of Branches, PAs (Service Branches) and Sales Promoters.

R$ 455.127   billion was the balance, at year-end, of the consolidated credit operations, in the expanded concept, including sureties and guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation in receivables-backed investment funds, mortgage-backed receivables and rural loans, for a 6.5% increase for the year.

R$ 23.146    billion was the consolidated balance of allowance for loan losses, considering an additional provision of R$ 4.007 billion, which includes provision for guarantees provided above the amount required by Resolution no 2682/99, of the National Monetary Council.

Real Estate Loans

Bradesco remains committed to meet the demands of the real estate sector, financing the construction entrepreneurs and end-borrowers by means of targeted channels, thus contributing to the growth of the construction industry’s activities, which is linked with socioeconomic development and with the creation of jobs and income. The reflection on the Real Estate Loans Portfolio is shown by the continuous growth in the volume of operations.

R$ 14.860  billion was the total amount of funds directed to this area, allowing the construction and purchase of 64,099 properties.

The products available, partnerships with real estate brokers and other information can be found at bradescoimoveis.com.br.

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On-lending Operations

In 2014, Bradesco stood out as one of the greatest onlender of funds from BNDES, with a 13.7% share in operations, totaling R$ 12.389 billion. R$ 8.075 billion was destined for the release of on-lending for micro, small and medium-sized enterprises, accounting for 15.8 percent of the entire System.

R$ 35.516  billion was the balance of the on-lending portfolios, with internal and external funds destined primarily to micro, small and medium-sized enterprises, with 393,075 registered contracts.

R$ 11.523  billion was the total amount of Guarantees provided to BNDES, with R$ 4.740 billion contracted over the year.

Agribusiness

A traditional partner of the agribusiness industry Bradesco contributes to the expansion of business and to increase productivity and quality in the machinery and equipment industry. In addition, the Bank participates in the industry’s major trade fairs and enables the supply of the domestic market, as well as an increase in exports.

R$ 24.083  billion was the balance of investments at year-end, represented by 136,720 operations.

More information on agribusiness and credit products and services can be obtained at bradescorural.com.br.

Consumer Financing

As an incentive to the growth of the supply chain at all of its stages, Bradesco has been operating in consumer financing, sometimes through partnerships, with a significant share in operations intended for the acquisition of new and used vehicles, in the vast chain that involves automakers, dealerships and consumers.

R$ 97.302    billion was the balance of consumer financing operations.

Credit Policy

Our Credit Policy is intended to guide the quick conclusion of diversified and fragmented deals, backed by adequate guarantees and intended for reputable people and companies with proven solvency. Performed quickly and safely, these operations should not lose sight of adequate profitability and the liquidity of the assets invested.

The specialized Credit Scoring systems allow the decision-making process to be streamlined and bolstered with specific security standards in Branches’ environments. From our headquarters, the Credit Department and the Executive Credit Committee issue the final decision on loans that exceed the limit of Branches.

Quality of the Loan Portfolio

Compared to the previous year, the end of 2014 saw an improvement of quality of loans issued to new borrowers, due mostly to the continuous improvement of granting and monitoring models.

4.3.  Loan Collection and Recovery

Loan collection and recovery actions are promoted through the Call Center, Friendly Billing Offices and Judicial Recovery Offices. The Program for the Recovery of Overdue Loans (PRCV) contemplates several initiatives aimed at stimulating the payment of overdue loans, including local events known as Business Rooms. The Bank also has regional teams that specialize in credit recovery, and who may engage in a more customized approach for more significant cases.

R$ 3.944    billion in loans were recovered, 7.8% more than in the previous year.

5.      International Sector

Overseas, Bradesco Organization offers a wide range of products and services, through its own units in New York, London, Grand Cayman, Buenos Aires, Tokyo, Hong Kong, Luxembourg and Mexico, in addition to an extensive network of international correspondents. The Bradesco Securities units in New York, London and Hong Kong, Banco Bradesco Europe, in Luxembourg, Bradescard Mexico and 28 specialized units in Brazil meet the demands of these strategic markets.

R$ 5.876      billion in advances on exchange contracts, for a total export financing portfolio of US$ 11.560 billion;

US$ 3.285    billion in total import financing in foreign currency.

US$ 38.988  billion traded on export purchases, for a market share of 17.3%.

US$ 28.415  billion contracted in Imports, for a market share of 13.0%.

US$ 10.194  billion in medium- and long-term public and private placements in the international market.

6.      Bradesco Shares

Bradesco shares continued to be traded, with a high level of liquidity, in all trading sessions of the BM&FBOVESPA S.A. In the beginning of 2015, according to the new calculation methodology, these shares accounted for 5.1 percent of the Ibovespa index. They are also traded Overseas, on the New York Stock Exchange, through a Level 2 American Depositary Receipt (ADR) program, and in the Madrid Stock Exchange, where they compose the Latibex Index.

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Bradesco guarantees its shareholders, as a minimum dividend, 30% of adjusted net income, in addition to 100% tag-along rights for common shares and 80% for preferred shares. Preferred shares earn 10% more dividends than those attributed to common shares.

R$ 80.828    billion in Bradesco Shares were traded in BM&FBOVESPA throughout the year, composed of 302.983 million common shares and 2.009 billion preferred shares.

US$ 31.524  billion were traded as ADRs in the New York Stock Exchange (NYSE), equivalent to 2.221 billion preferred shares and 493.762 million common shares.

EUR 15.828  million were traded as DRs in the European market (Latibex – Madri), equivalent to 1.492 million preferred shares.

7.      Market Segmentation

The segmentation strategy in Bradesco gathers customer groups with the same profile, with premium service and increasing gains in productivity and speed. In addition to improving the quality of customer relationships and providing the Bank with more flexibility and competitiveness to conduct its business operations, it also adjusts and scales operations, for individuals or companies, based on the specific needs of each.

7.1.  Bradesco Corporate

Provides specialized services to large companies, with annual revenues exceeding R$ 250 million. The principle of a long-term relationship is a key distinguishing factor, as it generates the best solutions for customers and the best results for the Organization, through its business units located in all of the major Brazilian cities.

R$ 351.945   billion in funds administered by the sector, covering 1,523 large companies.

7.2.  Bradesco Empresas

Highly specialized, this sector manages the relationship of companies with annual sales between R$ 30 million and R$ 250 million, offering structured operations and a wide portfolio of products and services.

R$ 87.589    billion in funds administered by the sector, covering companies in all sectors of the economy.

7.3.  Bradesco Private Banking

Structured to service individuals, family holdings and equity firms with funds available for investments starting at R$ 3 million, it provides customers with an exclusive line of products and services, following the tailor-made and open architecture concepts. Bradesco Private Banking comprises advisory services for the allocation of financial and non-financial assets in Brazil and Overseas, as well as advice on taxes, inheritance, foreign exchange, and structured transactions.

7.4.  Bradesco Prime

The Prime segment, with a modern concept in the Bank/customer relationship, offers personalized service to individuals with monthly income starting at R$ 9 thousand, or funds available for investments above R$ 100 thousand. At year-end, the exclusive Service Network for Bradesco Prime customers comprised 302 Bradesco Prime Branches throughout the country and 425 Bradesco Prime Spaces at Retail Branches, specially equipped for privacy and comfort. It also provides distinguished products and services, and complete financial advisory services.

7.5.  Bradesco Retail

With branches spread across the country, the Retail Segment aims to serve all segments of the population with excellence and commitment, facilitating the process of financial and banking inclusion of Brazilians, as well as social mobility. In order to reach the greatest number of customers, Bradesco maintains its identity as a bank for everyone, with nationwide presence, engaged in the democratization of access to banking products and services. Bradesco Retail focuses on Individuals with monthly income of up to R$ 9 thousand, and Companies with annual sales o up to R$ 30 million. The Retail Segment provides personalized service for Individual Customers with a monthly income between R$ 4 thousand and R$ 9 thousand, known as Exclusive Customers, and for Corporate Customers, known as Companies and Businesses, with the appropriate financial solutions for each profile. At year-end, the segment had over 25.5 million account holders.

7.6.  Bradesco Expresso

With Bradesco Expresso, the Organization consistently expands its participation in the correspondents segment, through partnerships with several commercial establishments, such as Supermarkets, Pharmacies, Department Stores, Bakeries and other retailers, and provides its customers and the community at large the convenience of banking service that is closer to their home or workplace, at extended hours, including on weekends. As of December 31, there were 50,006 accredited establishments.

8.      Products and Services

8.1.  Bradesco Cards

Bradesco Customers have the most complete line of credit cards in the country at their disposal, including Elo, American Express, Visa, MasterCard and several Private Labels.

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Overseas, Bradesco also has Bradescard México, a card business unit that maintains a renowned partnership with the C&A retail chain. Also in Mexico, the company has started a partnership with Walmex Group’s Suburbia stores, and with the LOB retail chain.

Bradesco Cards has supported social and environmental initiatives since 1993, donating part of its annual fees to charity. These partnerships include charity-affinity credit cards, such as Cartões SOS Mata Atlântica, AACD, APAE, Casas André Luiz and Cartão Amazonas Sustentável.

R$ 132.000   billion in Credit Card revenue, a 10.5% growth compared to the previous year.

R$ 38.235    billion in Assets generated from the Card business, including loans to cardholders, advances to establishments, credit for single payment or installment purchases, a 2.7% increase from December 2013.

R$ 8.085      billion in Fee and Commission Income, a 12.8% growth, due mostly to commission income earned on Credit and Debit Card purchases, growth in the number of active credit cards and assorted fees.

8.2.  Cash Management Solutions

Bradesco offers customized solutions for the management of accounts receivable and payable and for the collection of fees and taxes to Companies, Government Agencies and Utility Companies. Through a sector specialized in Franchises and Businesses, it maintains a strong position focused on the development of this segment, which is of significant importance to the economy.

According to their respective profiles and needs, customers from specific market niches rely on the support of personnel qualified to design tailor-made solutions that add value to their business. And when it comes to Receivables Solutions, the leadership of Bradesco Registered Collection is fully equipped to meet these demands.

With its customized solutions and partnership with 43 Overseas Banks, companies can rely on Global Cash Management to offer products and services for cash management on an international level.

160.970     million documents processed over the year for Federal, State and Municipal taxes, as well as other contributions.

333.301     million documents processed related to electricity, water, gas and telephone bills, of which 76.827 million were paid through Direct Debit in Checking and Savings Account, a system that provides full convenience to our customers.

889.070     million receipts processed through Bradesco Collection, Checks Custody, Identified Deposit and Teleprocessing Credit Order (OCT).

712.823     million payment transactions performed through the Pag-For Bradesco - E-Payment to Suppliers, Bradesco Net Empresa and E-payment of Taxes, allowing companies to manage their Accounts Payable with greater ease.

8.3.  Product and Service Solutions for the Government

Through its exclusive Government Service Platforms available nationwide, Bradesco offers products, services and solutions to Government Agencies and Entities of the Executive, Legislative and Judicial Branches across Federal, State and Municipal levels, in addition to Autonomous Government Agencies, Public Foundations, Public and Semi-Public Companies, the Armed Forces (army, Navy and Air Force) and Auxiliary Forces (Federal, Civil and Military Polices).

Every month, more than 8.510 million pensioners receive their benefits through these platforms, making Bradesco the leader in this segment. Due to its strong presence across different regions, Bradesco was awarded 10 of 26 public bid contracts from INSS (Social Security Institute), for payment of social security benefits scheduled to start in 2015. The Bank will provide payment services to more than 170 thousand new beneficiaries per month over the next five years.

With an exclusive space for public servants and military personnel, bradescopoderpublico.com.br offers Corporate Solutions for Payments, Receipts, HR and Treasury.

8.4.  Qualified Services for the Capital Market

With modern infrastructure and specialized professionals, the Bradesco is at the forefront of the capital market segment, offering a wide range of solutions and services. Some of the main services offered include:

Custody and Controllership for Investment Fund and Managed Portfolios

R$ 994.173   billion in customers’ assets in custody, according to the methodology adopted for the ANBIMA ranking.

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R$ 1.359      trillion in total assets for the Investment Funds and Managed Portfolios that use the Controllership services, according to the methodology adopted for the ANBIMA ranking.

27                DR programs registered, with a market value of R$ 80.660 billion.

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Bookkeeping of Assets

242              companies are part of the Bradesco System of Book Entry Shares, covering 4.525 million shareholders.

326              companies with 436 issues are part of the Bradesco System of Book-Entry Debentures, with an updated value of R$ 270.966 billion.

379           Investment Funds are part of the Bradesco System of Book-Entry Quotas, with an updated value of R$ 67.171 billion.

25             BDR programs registered, with a market value of R$ 1.664 billion.

Escrow Account - Trustee

7,491         contracts, with a financial value of R$ 10.471 billion.

9.      Organizational Structure - Bradesco Service Network

Bradesco Organization’s Service Network, with its extensive and modern structure, is present across the entire country and in some locations overseas, providing service with excellence in all of its segments.

The following is a breakdown of the network’s 60,653 service points at year-end:

8,145      Branches and PAs (Service Branches) in Brazil (Branches:  Bradesco 4,651, Banco Bradesco Financiamentos 2, Banco Bradesco BBI 1, Banco Bradesco BERJ 1, Banco Bradesco Cartões 3, Banco Alvorada 1; and PAs: 3,486);

2             Overseas Branches: 1 in New York and 1 in the Grand Cayman;

11           Overseas Subsidiaries (Banco Bradesco Argentina S.A. in Buenos Aires; Banco Bradesco Europa S.A. in Luxembourg; Bradesco North America LLC, Bradesco Securities, Inc., and BRAM US LLC in New York; Bradesco Securities UK Limited in London, Bradesco Securities Hong Kong Limited and Bradesco Trade Services Limited in Hong Kong; Bradesco Services Co. Ltd., in Tokyo; Cidade Capital Markets Ltd. in Grand Cayman; and Bradescard Mexico, Sociedad de Responsabilidad Limitada in Mexico);

50,006     Bradesco Expresso service points;

1,145      PAEs – in-company electronic service branches; and

1,344      External terminals in the Bradesco Dia & Noite network and 12,450 ATMs in the Banco24Horas network, with 693 terminals shared by both networks.

The Bradesco Dia & Noite network is composed of 31,089 machines, of which 30,603 remain in operation on weekends and holidays. These terminals are strategically distributed throughout the country, providing quick and practical access to the various products and services the Bank offers, in addition to the 17,593 Banco24Horas machines.

Always innovating, the network offers several accessibility solutions for banking products and services that contribute to the autonomy and independence of its customers with hearing, physical, visual and intellectual disabilities, all free of charge.

Individual and Corporate customers have an easy and safe way to access several banking services online at bradesco.com.br.

When it comes to Mobile Banking, Bradesco has the largest and most complete set of solutions in the industry, including giving customers free access to their accounts from their mobile browsers. It also has a strong presence on social networks.

Fone Fácil Bradesco is the telephone banking service available to customers 24 hours, 7 days a week, offering access to business and financial transactions, among others. The voice-activated service provides customers with an easy and efficient way to perform banking services.

10.       Bradesco Companies

10.1.   Insurance, Pension Plans and Capitalization Bonds

Grupo Bradesco Seguros, with a history of financial strength and innovation in several products in the Insurance, Pension Plans and Capitalization Bonds, remains in the lead among the companies operating in the sector in Brazil.

R$ 4.406      billion was the Net Income for the Insurance, Pension Plans and Capitalization Bonds segment for the year, with profitability of 23.7% over the average Shareholders’ Equity.

R$ 20.433    billion in Shareholders’ Equity.

R$ 182.402   billion in Total Assets.

R$ 166.022   billion in free and investments and to cover Technical Reserves.

R$ 56.152    billion in Insurance Premium Income, Pension Plan Contributions and Capitalization Bond Income.

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R$ 38.546    billion in indemnifications, draws and redemptions paid by Grupo Bradesco Seguros for the year.

10.2.   BEM – Distribuidora de Títulos e Valores Mobiliários

Specialized in the fiduciary administration of third-party funds in the institutional segment.

R$ 142,038   billion, on December 31, distributed across 965 Investment Funds and Managed Portfolios, totaling 38,519 investors.

10.3.   Bradesco Leasing

The Organization’s leasing companies, acting in conjunction with the Bank’s Branch Network, are among the leaders in the industry, with 19.4% of the market share (reference: November/2014). They maintain a business diversification strategy across the different segments, as well as partnerships with major manufacturers, mainly in the automotive, aircraft and machinery and equipment sectors.

R$ 4.319      billion was the balance invested on 12.31.2014, with 7,111 operations contracted in the year.

110,886        lease agreements in force at year-end, characterizing a high level of business diversification.

10.4.   Bradesco Administradora de Consórcios Ltda.

Manages groups of customers, account holders or not, to whom it offers a most complete portfolio of products and services. Maintains the leadership in the real estate, cars and trucks, tractors, machinery and equipment segments, as a result of proper planning and of synergy with Bank’s Network of Branches and with the Insurance Group’s Sales Organization.

1,061,847     Active quotas at year-end, with 379,696 new quotas traded.

R$ 42.959    billion in accumulated revenues.

10.5.   Banco Bradesco Financiamentos

As the Organization’s Financing arm, offers direct consumer credit (CDC) for the acquisition of light and heavy vehicles, motorcycles and other goods and services, as well as leasing operations and payroll-deductible loans. The vehicles segment is traded by Bradesco Financiamento, and payroll-deductible loans are traded by Bradesco Promotora.

R$ 3.279      billion in Net Income for the year.

R$ 70.089    billion in Consolidated Assets.

R$ 37.121    billion was the balance of credit operations.

12,003         active commercial partners in the country, in an extensive Network of affiliates that include resellers and dealerships.

2,073           correspondents operate in the payroll-deductible loans segment, across all Brazilian states, to attract customers.

10.6. Banco Bradesco BBI

As Bradesco Organization’s investment bank, advises customers on primary and secondary share issues, merger transactions, acquisition and sale of assets, structuring and distribution of debt instruments, including debentures, promissory notes, CRIs, mortgage-backed investment funds, receivables-backed investment funds (FIDCs) and bonds, in addition to structured financing operations for companies and project finance. It also controls Bradesco Corretora de Títulos e Valores Mobiliários, Ágora Corretora de Títulos e Valores Mobiliários, BRAM – Bradesco Asset Management and Bradesco Securities Inc.

R$ 179.549     billion from advisory services for 210 investment banking transactions for the year.

Bradesco Corretora de Títulos e Valores Mobiliários

Bradesco Corretora is recognized as one of the most important brokers in the segment, with a significant share of the stock and futures markets. It provides operational support for its customers through 14 Offices and 2 representatives, located in several Brazilian cities, as well as Trading Desks and the Home Broker electronic system and the Bradesco Trading application for iPhones and iPads.

It provides clients with investment and economic analyses covering a broad range of companies and sectors. It also represents non-resident investors in Brazil in the financial and capital markets, administers investment clubs and provides custody services for companies and individuals.

R$ 98.895       billion in traded volume on the BM&FBOVESPA in 2012, corresponding to 8,437,749 stock buy and sell orders for 134,899 investors.

20.846            million contracts traded on BM&FBOVESPA’s derivative markets, with traded volume of R$ 1.778 trillion.

R$ 11.602       billion in traded volume via the Home Broker electronic trading system, corresponding to 833,092 stock buy and sell orders,

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282,314          clients registered in the Fungible Custody Portfolio on 12.31.2014.

Ágora Corretora de Títulos e Valores Mobiliários

Ágora handles all types of operations on the BM&FBOVESPA, offering investors, account holders and non-account holders a complete range of stock market products, as well as access to Investment Funds, Direct Treasury Services and Investment Clubs. Ágora has developed a different negotiating tool for each investor profile: Home Broker, Home Broker 2.0, AE Broadcast and Ágora Mobile.

R$ 28.612       billion in traded volume handled by the Home Broker system, corresponding to 437,069 stock buy and sell orders.

Overseas Brokerages (Bradesco Securities, Inc., Bradesco Securities UK Limited and Bradesco Securities Hong Kong Limited)

Bradesco Securities, Inc., based in New York, provides services to the U.S. market, while Bradesco Securities UK Limited, based in London, provides services to the European Market, and Bradesco Securities Hong Kong Limited, based in Hong Kong, provides services to the Chinese market, including stock brokerage through ADRs and shares listed on the local exchanges. They also operate as broker-dealers in the distribution of public and private securities to international investors.

BRAM - Bradesco Asset Management

With its extensive experience and specialization, BRAM provides services to several Bradesco segments, including Prime, Corporate, Private, Retail, Bradesco Empresas, and Grupo Bradesco Seguros, as well as a hundred Institutional Investors in Brazil and Overseas, and several family offices across the world.

R$ 346.692     billion, on December 31, 2014, distributed through 732 investment funds and 235 managed portfolios, covering 2,738,356 investors.

11.       Corporate Governance

With its shares traded on stock exchanges in Brazil since 1946, Bradesco operates in the American capital market since 1997, initially trading Level I ADRs backed by preferred shares, and starting in 2001 and 2012, trading Level II ADRs backed by preferred and common shares, respectively. Bradesco also trades GDRs in the European market (Latibex) since 2001.

Management is composed of nine members of the Board of Directors and 86 members of the Board of Executive Officers, most of whom came up through the company ranks. Members cannot hold both Chairman positions simultaneously, and the succession plan is defined in a timely manner.

Bradesco’s Corporate Governance structure includes six Committees subordinated to the Board of Directors, two of which are Statutory Committees (Audit and Compensation) and four which are Non-Statutory Committees (Ethical Conduct, Internal Controls and Compliance, Integrated Risk Management and Capital Allocation and Sustainability), in addition to 47 Executive Committees subordinated to the Board of Executive Officers, assisting it in performing its duties.

Installed annually since 2002 through an initiative of the controlling shareholders, the Fiscal Council is composed of five sitting members and five deputy members. Two sitting members and their respective deputy members are chosen by preferred and common minority shareholders. The current Board was elected during a Shareholders’ Meeting held on March 10, 2014, and their term expires in August 2015.

Banco Bradesco is listed at Level 1 Corporate Governance with BM&FBovespa, has adhered to the Code of Self-Regulation and Best Practices of Publicly-Held Companies of Abrasca, and, on December 17, 2014, the Austin Rating ratified its AA + rating (Excellent Corporate Governance Practices).

In compliance with CVM Rule nº 381/03, in 2014 the Bradesco Organization neither contracted from nor had services provided by KPMG Auditores Independentes that were not related to the external audit in an amount exceeding 5% of the total cost of this audit. Other services provided by the external auditors included diagnosing the system and compiling IT information and training.

The Bank’s policy is in line with the principles of preserving the auditors’ independence, which are based on generally accepted international criteria, i.e. the auditors should not audit their own work, perform managerial duties for their clients or promote their customers’ interests. Please note that any services not related to the external audit are submitted to the Audit Committee for prior authorization.

11.1.   Internal Audit

Reporting directly to the Board of Directors, the General Inspectorate is responsible for the Organization’s internal audit. Its purpose is to conduct an independent assessment of the Organization’s processes, contributing to mitigate risks, and to ensuring the adequacy and efficiency of internal controls, as well as compliance with the various Policies, Norms, Standards, Procedures and Internal and External Regulations.

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11.2.   Transparency and Information Disclosure Policies

Bradesco publishes a number of physical and electronic periodicals which are available to the general public. Revista Bradesco is published every six months, and the Cliente Sempre em Dia newsletter is published every three months, while PrimeLine, is available every two months. Fact Sheet, which presents Bradesco’s financial highlights for the period, is printed on demand. All are geared to external audiences. The Bank’s Economic and Financial Analysis Report, with a detailed compilation of the information most requested by readers interested on the subject, and the Unified Annual Report, which combines financial and non-financial aspects, are available at bradesco.com.br/ri.

11.3.   Investor Relations – IR

The main objective of the Investor Relations sector is to convey Bradesco’s information, perspectives and strategies to the financial community, through conferences, lectures, publications and events in Brazil and overseas, thus enabling investors to form an accurate assessment of the Bank, as well as providing Upper Management with important insights into the market’s opinion regarding the Organization’s performance.

The Company’s IR website, bradesco.com.br/ri, available in Portuguese and English, is segmented for individual and corporate customers, and provides information according to the need and interest of each investor’s profile.

The Bank held eight meetings with APIMEC (Association of Capital Market and Investment Professionals) in 2014, which were attended by over 2 thousand participants. Some of these meetings were broadcast live over the internet, with simultaneous translation into English. The meetings could also be accessed through mobile platforms.

Teleconferences and video chats are held on a quarterly basis for investors, following the publication of the company’s results. In 2014, Bradesco promoted 125 internal and external meetings with analysts, 215 conference calls and 25 events overseas. In addition, the Investor Relations staff is available to shareholders, investors and analysts by telephone and email, and in conferences and road shows in Brazil.

11.4. Bradesco Ombudsman

Since it was created in 1985, five years before the new Consumer Defense Code was drafted, Alô Bradesco registers and handles complaints and suggestions from the Bank’s customers. The service was the financial market’s first communications channel with the general public.

Currently, the Ombudsman’s Department promotes the values that guided the creation of Alô Bradesco, and includes the position of Ombudsman, who maintains open and direct dialogue with customers and users.

225,295   contacts registered in 2014.

12.       Integrated Risk Control

12.1.   Risk Management

Risk management is highly strategic due to the increasing complexity of services and products and the globalization of the Organization’s business.

Corporate risk control performed in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees from all Organization levels, from the business areas to the Board of Directors.

Given the complexity and variety of products and services that Bradesco offers its customers across all market segments, and as it is exposed to various types of risks, whether due to internal or external factors, the Organization constantly monitors all risks in order to provide security and comfort to all interested parties. Some of the main types of risks include: Credit, Counterparty Credit, Concentration, Market, Liquidity and Underwriting, Operational, Strategic, Legal or Compliance, Legal Unpredictability (Regulatory), Reputation and Social-Environmental.

12.2.   Internal Controls

The Compliance and Internal Controls Policy and the Internal Control System Standards are aligned with the main control frameworks, such as the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and Control Objectives for Information and Related Technology (COBIT), which cover aspects related to Business and Information Technology, respectively.

The existence, effectiveness and enforcement of the controls are certified by the Department of Integrated Risk Control, and the results are reported to the Audit, Internal Controls and Compliance Committees, as well as to the Board of Directors.

Preventing and Fighting Money Laundering and the Financing of Terrorism

Bradesco maintains specific policies, standards, procedures and systems to prevent and/or detect the use of its structure, or its products and services for the purposes of money laundering and the financing of terrorism.

Additionally, the Bank is also engaged in training employees through programs in various formats, such as booklets, videos, face-to-face and distance learning courses, and face-to-face lectures designed specifically to cover the areas in which they are required.

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The Program for Prevention and Fight Corruption and Money Laundering and the Financing of Terrorism is supported by the Executive Committee for Prevention and Fight Against Corruption and Money Laundering and the Financing of Terrorism, which evaluates the work and the need to align procedures to the rules established by Regulatory Agencies, and to national and international best practices.

The multi-level Committee for Assessment of Suspicious Transactions is alerted of any suspicious or unusual activity detected, and decides whether these transactions need to be reported to Regulatory Agencies.

Prevention and Fight Against Corruption

At Bradesco, the prevention and fight against any illicit acts are conducted in a continuous and permanent manner. In 2014, we reinforced the processes, procedures and training aimed at preventing and fighting corruption.

The Board of Directors approved the Corporate Anti-Corruption Policy, which establishes guidelines for preventing and fighting corruption, and applies to all the directors and employees of the Organization, comprised of Banco Bradesco S.A. and its subsidiaries, in Brazil and overseas.

The Corporate Anti-Corruption Norm was adopted in the Bradesco Organization. The Norm is based on rules and procedures aimed at preventing and fighting corruption and bribery, in accordance with the laws and regulations in force in Brazil and in other countries where our Business Units are located.

The Program for Prevention and Fight against Corruption is supported by the Corporate Anti-Corruption Policy and the Code of Ethical Conduct.

Actions also include the monitoring of business partners, the procurement of products and services and the education of officials and employees, through e-learning and on-site training sessions and internal and external communications, enabling an effective monitoring of risks and controls.

Bradesco also has a complaint channel, whose actions configured as violations are subject to applicable disciplinary measures, regardless of hierarchical level, and without prejudice to appropriate legal penalties.

Independent Validation of Management Models and Risk and Capital Measurement

Bradesco uses internal models to manage risks and capital. These models are developed based on statistic, economic, financial or mathematical theories, or on the knowledge of experts, who support and facilitate the structuring of critical issues, and provide quick and standardized decisions.

The independent validation process exists to identify, mitigate and manage the models’ risks, represented by potential adverse consequences which may result from decisions based on incorrect or obsolete models. The main objective of this process is to verify whether the models work according to the defined objectives, and whether their results are suitable for their intended uses. This validation occurs through rigorous tests, which address aspects related to adequacy of the processes, governance and construction of models and their premises. The results are reported to managers, Internal Audit, to the Compliance and Internal Control Committee, and to the Integrated Risk Management and Capital Allocation Committee.

Information Security

Information Security at the Bradesco Organization consists of a set of controls represented by procedures, processes, organizational structures, policies, regulations and information technology solutions. Accordingly, the information are protected to ensure the confidentiality, integrity and availability of information, regardless of its form and where it may be stored or handled.

The guidelines for the Organization’s Information Security Management System (SGSI) are contained in the Corporate Information Security Policy and Rules. The Corporate Security Department is responsible for its oversight.

Additionally, the Corporate Security Department coordinates three Committees to handle specific security issues, and advises the Executive Corporate Security Committee. These committees meet periodically to assess and approve guidelines, measures and guidelines to ensure support for processes and procedures related to the subject.

Integrated Management System

Bradesco adopts one of the most modern concepts of integration of organizational processes: Enterprise Resource Planning (ERP).

This system covers he processes related to Human Resources, Training, Purchase of Materials and Services, Accounts Payable, Physical and Tax Receipts, Fixed Assets, Bank Accounting, Cash Controls, Works Management, Maintenance, Real Estate and Audit. System users receive continuous training through on-site and e-learning programs.

ERP allows the Organization to standardize its processes, speeds up decision-making and streamlines operational security, while minimizing operating costs and increasing productivity.

12.3.   Risk Factors and Critical Accounting Policies

Bradesco discloses its risk factors and critical accounting policies in the Reports and Spreadsheets – SEC Reports section of its IR website bradesco.com.br/ri in compliance with best international Corporate Governance practices and the Consolidated Financial Statements. These reports are drafted in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). These factors include potential political and economic situations in domestic and international markets that could have a direct impact on the Bank’s day-to-day operations and, consequently, on its financial situation.

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13.       Intangible Assets

Based on the price of its shares on December 31, 2014, Bradesco’s market capitalization stood at R$ 145.536 billion, equivalent to 1.8 times its Book Value of R$ 81.508 billion. The substantial difference is due to the strength of its intangible assets, which, although not reflected in the balance sheet, are perceived and evaluated by investors.

Bradesco’s strategic planning always seeks the best results, setting realistic and conservative goals that take into consideration:  (I) the value of the Bradesco brand; (II) best corporate governance and culture practices; (III) the scale of its businesses; (IV) the various relationship channels with its different target groups; (V) an innovative Information Technology policy; (VI) the broad diversification of its products, services and solutions and the coverage and reach of its Customer Service Network, which is present across all of Brazil and in some locations Overseas; (VII) a dynamic and responsible social and environmental responsibility policy; (VIII) a robust human resources policy that: a) ensures solid relations between all employees and consequently increases the level of mutual trust; b) indicates the opportunities for professional recognition and development; c) substantially reduces the staff turnover rate and associated costs; and d) cultivates a long-term vision at all levels of the Organization. All of these factors are inextricably linked to sustainability.

13.1.   Bradesco Brand

In 2014, the Bradesco brand received some substantial recognition:

•       Most valuable banking sector brand in Latin America and 20th in the global ranking, according to a survey conducted by the consulting firm Brand Finance and The Banker magazine;

•           Labeled the most valuable Bank Brand in Latin America and 5th among all segments, according to an assessment by international consulting company BrandAnalytics/Millward Brown;

•           Brazil’s Most Valuable Bank Brand, according to rankings compiled by the magazine IstoÉ Dinheiro and the consulting firm BrandAnalytics/Milward Brown Optimor;

•           Top-ranked private financial institution in the Top of Mind survey by newspaper Folha de S. Paulo, which ranks the brands that first come to consumers’ minds in various segments. Bradesco Seguros has led the Insurance category for 13 consecutive years.

13.2.   Human Resources

At year-end, the Bradesco Organization had 95,520 employees, with 82,011 working for Banco Bradesco and 13,509 for Affiliated Companies.

Bradesco’s Human Resources Management model is guided by valuing its individual employees, without discrimination.

One of its the Organizations key components for that model is UNIBRAD - Bradesco Corporate University, created as part of a larger strategy of highlighting the individual skills of its employees, stimulating self-development and providing learning solutions.

The strategy also includes TreiNet, an online learning platform, which enables employees to obtain new knowledge from any distance. The system recorded more than 544 million participations in 2014, demonstrating its importance and extent of its coverage throughout the country.

The Organization’s efforts towards internal communications has also enjoyed some outstanding contribution from the magazine “Interaction”, and the daily newsletter “Always up to date”, available electronically at IntraNet. Employees receive information on policies, guidelines and operational procedures which should be adopted through notifications and releases. The CEO’s Blog is as an internal and interactive channel to promote the exchange of information and opinions between employees and the CEO’s office. TV Bradesco reinforces and extends the communication actions, joining the other vehicles and making the content more visible and dynamic.

Bradesco provides its employees with benefits aimed at improving their quality of life, well-being and safety, as well as that of their dependents. At year-end, 204,150 individuals benefited.  These benefits include:

•           Healthcare plans;

•           Dental plans;

•           Private Pension and Retirement Plans;

•           Group Life and Personal Accident Insurance;

•           Group auto insurance; and

•           The VIVA BEM Program, a set of initiatives designed to improve employees’ quality of life – Healthy Management, Stopping Smoking, Physical Activity, Health Training, Nutritional Guidance and LIG VIVA BEM.

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As a competent and independent assessment of its management of Human Capital, in 2014, Bradesco figured in several rankings of renowned magazines such as Época, Exame, Valor Carreira, with the support of prestigious specialized consultancies Great Place to Work Institute, Aon Hewitt and Fundação Instituto de Administração (FIA).

R$ 144.657   million invested in 2014 in Corporate Education Programs, with more than 1.061 million participations.

R$ 1.192      billion invested in the Food Program, with the daily supply of 131,077 snacks, in addition to dining vouchers and food vouchers.

5.450           million medical and hospital consultations.

414,603        dental care consultations.

13.3.   Information Technology

One of the essential pillars to its business, Bradesco increasingly invests in state-of-the-art technologies applied to new products and services aimed at making our customers’ lives easier. One major example of this investment is our continuously expanding System Architecture, which supports operations with speed and security, preparing the Bank for decades to come.

The constant innovation in products in services reaffirms Bradesco’s groundbreaking position in the Brazilian banking industry. One such example of this entrepreneurial attitude was the launch of the ATM that takes cash deposits without the need for an envelope, identifying real and counterfeit bills and immediately crediting the customer’s account. Also, the Touch ID feature is now available Bradesco Prime application users on iPhones 5S, 6 and 6 Plus, allowing customers to use their fingerprints instead of a password. The mobile phone is the fastest-growing relationship channel among all self-service options offered by the Bank.

R$ 4.998    billion invested in Infrastructure, Information Technology and Telecommunications, in 2014, as a prerequisite for its continuous expansion.

14.       Marketing

2014 year marked the launch of a new positioning for Bradesco, which revolves around “people”. Brasilidade (Brazilian-ness). Experiences. A more humane and encouraging approach, which brings the positive side of everyday life and presents Bradesco as agent and partner in the lives of Brazilians.

One of the biggest supporters of sports in Brazil, Bradesco is an official sponsor of the Rio 2016 Olympic Games and Paralympics, with exclusivity in the insurance and financial services categories.

During the year, Bradesco maintained its traditional support for various cultural events that take place throughout the country. Events ranging from Carnaval in Rio de Janeiro and Salvador, to Círio de Nazaré in Belém, Farroupilha week in Porto Alegre, Natal Luz in Gramado, and Sonho de Natal in Canela, among others.

In its 19th year, the Christmas Tree of Grupo Bradesco Seguros, located at Rodrigo de Freitas Lagoon, in Rio de Janeiro, is already a holiday tradition in the city. This year’s theme was Um Natal de Luz (Christmas of Lights).

238    regional, industry and/or professional events around the country, including trade shows, seminars, congresses and cultural/community events received Bradesco’s support in 2014.

15.       Sustainability at the Bradesco Organization

Since its origins, Bradesco Organization has been fully committed to Brazil’s social and economic development. Topics such as banking inclusion and education have always been part of its day-to-day activities.

Its major initiatives to promote financial inclusion focus on accessibility, whether digital or physical, the development and supply of specific products and services, and financial education initiative focused on personal finance, as well as the responsible use of credit and other products and services offered to the population.

The Organization is aligned with best national and international sustainability practices, such as: Global Pact, Equator Principles, Carbon Disclosure Project (CDP), Green Protocol, Principles for Responsible Investment (PRI), GHG Protocol Program and the Companies for Climate (EPC) initiative.

The company is committed to adopting the best corporate sustainability practices, assessed through its performance in attributes such as: corporate governance, risk management, human capital development and management of suppliers. This commitment is reflected in the presence of Bradesco in Dow Jones Sustainability Index (New York Stock Exchange), Corporate Sustainability Index (ISE) and Carbon Efficient index (ICO2), both of BM&FBOVESPA S.A., as well as other certifications and recognitions.

More information on Bradesco’s initiatives in 2014 can be found in the 2014 Annual Report and at www.bradesco.com.br/ri.

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Fundação Bradesco

Fundação Bradesco, the main pillar of the Organization’s social engagement, invests in the education of children, youth and adults. Its activities are based on the principle that education is at the root of equal opportunities and of personal and collective achievement.

The foundation has 40 schools located in all Brazilian states, including the Federal District, mostly in socially and economically underprivileged regions. In 2014, it had 105,177 students enrolled in its schools in the following levels: Basic Education (Kindergarten to High School) and Vocational Training (High School level); Youth and Adult Education; and Preliminary and Continuing Vocational Training, focused on creating jobs and income. The approximately 44 thousand students enrolled in the Basic Education system also receive uniforms, school supplies, meals, and medical and dental assistance free of charge.

A total of 458,365 students also completed at least one of the distance learning courses available on the Virtual School e-learning portal, while a further 33,856 benefited from partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação program and Technology courses (Educar e Aprender)

Since its pioneering implementation in 1998, the Program to Promote Computer Use by the Visually Impaired, has trained 12,312 individuals, ensuring the social inclusion of thousands of people.

Fundação Bradesco helps improve the quality of life of the communities where it operates, making it a socially responsible investment in the best sense of the term.

R$ 520.277   million in investments by Fundação Bradesco in 2014, of which R$ 86.553 were destined to works for the expansion of classrooms as part of its restructuring of the High School program, with R$ 537.311 million programmed for 2015 to finance educational benefits for: a) 101,609 students enrolled in its schools, in Basic Education, Youth and Adult Education, and Preliminary and Continuing Vocational Training; b) 380 thousand students who will complete at least one of the distance-learning courses on offer (EaD); and c) 17,346 people who will benefit through partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação program and Technology courses (Educar e Aprender)

R$ 4.464      billion, in present value, invested by Fundação Bradesco to finance its activities in the last ten years.

R$ 376.499   million in other investments by the Bradesco Organization in 2014, in social projects focusing on education, the arts, culture, sports, health, sanitation, combating hunger and food safety.

Bradesco Sports and Education Program

Aiming to encourage citizenship and social inclusion among children and teenagers, the Bradesco Sports and Education Program has been promoting the practice of sporting activities for more than 27 years, gathering initiatives related to education, health, and well-being.

The program has a Training and Specialists Center in the city of Osasco, in the State of São Paulo, and offers women’s volleyball and basketball at its Sports Development Center, at Fundação Bradesco schools, at municipal sports centers, at a leisure club and at private schools. Approximately 2,000 young girls starting at the age of eight benefit from the program, reinforcing its commitment to a country that increasingly values talent, effort and the exercise of citizenship.

16.       Awards

Ratings – In 2014, among the evaluation indexes assigned to Brazilian Banks by national and international Agencies and Entities, we have recorded for Bradesco that:

•       credit rating agencies Moody’s Investors Service and Austin Rating confirmed all of the Organization’s ratings; and

•       the credit-risk rating agency Standard & Poor's downgraded the ratings on a global level for issuer credit in local and foreign currency from ‘BBB/A2’ to ‘BBB-/A3’, due to the downgrading of the sovereign rating, and upgraded the short-term rating of Banco Bradesco on a national level to its highest level (brA-1+). This action reflects the update performed by the agency of its rating criterion nationwide.

Rankings – In 2014, in addition to those mentioned in 13.1. In 2012 Bradesco was honored by several important domestic and international publications:

•       “Best Brazilian Bank” for the third consecutive year, acknowledged by Euromoney Awards for Excellence. In addition, Bradesco BBI was chosen as the Best Brazilian Investment Bank at the same awards, granted by the British magazine Euromoney;

•       Largest private Brazilian group in the Valor Grandes Grupos ranking, from newspaper Valor Econômico, which lists the 200 largest groups in the country. It also holds first place in the ranking of the 20 largest groups in the financial sector, while also leading in shareholder’s equity;

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•       Featured for the 4th consecutive time in The 35 Best Companies to Start your Career, from Guia Você S/A, in a survey conducted by the magazine Você S/A in partnership with Fundação Instituto de Administração (FIA) and Cia. de Talentos. The list also includes Tempo Serviços, Bradesco Organization’s credit card administrator;

•       One of the 100 Best Companies in IDHO - Organizational Human Development Indicator, in a study developed by the magazine Gestão RH. This year, Bradesco was featured in the Governance dimension, being the only Bank to appear in the ranking of the 10 Best Companies in IDHO;

•       The only Brazilian Bank ranked among the “Best Companies to Work for in Latin America”, under the “Companies with over 500 employees” category, according to the survey conducted by the consulting firm Great Place to Work;

•       Only Latin American bank to be featured in the “World’s 20 Greenest Banks”, published by Bloomberg Markets magazine;

•       Bradesco Private Bank was recognized as the best of Brazil under the “Specialized Services” category, at the special edition Private Banking Global Survey 2014 of Euromoney Magazine;

•       Among the 150 Best Companies to Work For in Brazil, according to Guia Você S/A Exame for the 15th consecutive time, receiving the best score of all banks;

•       Included on the list of 130 Best Companies to Work for in Brazil for the 15th time according to a survey conducted by Época magazine, reviewed by the Great Place to Work Institute;

•       The Anuário Época Negócios 360[o], a ranking that listed the top 250 companies in Brazil, granted Bradesco the title in the Banking category, and granted Bradesco Seguros the title in the Insurance category, according to a survey conducted by Época Negócios magazine, in partnership with Fundação Dom Cabral; and

•       Grupo Bradesco Seguros ranked first place in As Melhores da Dinheiro, 2014 edition, from the IstoÉ Dinheiro magazine, especially in the Insurance and Health categories.

Awards – the Organization won 37 awards from independent sources in 2014 in recognition of the quality of its products and services, including:

•       e-finance 2014 Award, from Executivos Financeiros magazine, winning with cases in various categories.

•       The 2014 Technology Award by The Banker magazine under the Social Media category, with the case F.Banking Bradesco – Investments and Credit on Facebook;

•       16th ABRASCA award – Best Annual Report 2013, under the Publicly-Traded Companies category, Group 1, promoted by the Brazilian Association of Publicly-Held Companies (ABRASCA);

•       The Ombudsman Brazil Award - Bradesco and Grupo Bradesco Seguros’ Ombudsmen were selected among the top ten in Brazil for the third consecutive year. Acknowledgment granted based on a survey conducted by the Brazilian Association of Ombudsmen (ABO), from the Brazilian Association of Company-Client Relations (Abrarec), Procon SP, and the Data Processing Company of the State of São Paulo (Prodesp), with support from Consumidor Moderno magazine;

•       Bradesco Cartões, company of the year at the XV Modern Consumer Award for Excellence in Customer Service, recognized by the quality of services offered to consumers; and

•      BRAM-Bradesco Asset Management received the highest management quality rating - 1-AMP (very strong) - from Standard & Poor's. It was also voted Top Management 2014 Variable Income, in the ranking published by ValorInveste magazine, according to an evaluation from Standard & Poor’s;

Certifications – The Management System is the interrelation of parts, units or elements which provides the operation and management of an organized structure, contributing to achieve operational excellence and the desired results.

Thus, the Bradesco Organization has the following certifications to its management system: SA8000 – Social Responsibility; OHSAS 18001 – Occupational Health and Safety; ISO 14001 - Environmental Management; ISO 14064 – Measurement and Reporting of Greenhouse Gas Emissions; GoodPriv@cy – Data Protection and Privacy; ISO 9001 – Quality Management; ISO 27001 – Information Security Management; and ISO 20.000 – Management of IT Service Delivery.

The achievements of the year are the result of Bradesco Organization’s continuous quest for efficiency and quality in its operations, products and services, always focused on the expectation of expanding our services to more customers and users. In addition, these achievements reflect our ongoing effort to earn and maintain our position as the preferred Bank of people and companies.

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Bradesco believes in a favorable environment for further progress in 2015, and renews its effort and commitment to building an increasingly fair and developed nation.

The support and trust of our shareholders and customers were crucial to the successes obtained in 2014, as were the efficient and dedicated work of all our employees. Thank you.

Cidade de Deus, January 28, 2015

Board of Directors

and the Board of Executive Officers

(*) Excluding mark-to-market effect of Available-for-sale Securities recorded under Shareholders’ Equity.

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Consolidated Statement of Financial Position – In thousands of Reais

Assets	2014		2013
	December	September	December
Current assets	695,062,459	664,064,302	599,915,692
Cash and due from banks (Note 6)	14,645,611	11,315,727	12,196,309
Interbank investments (Notes 3d and 7)	201,639,262	180,754,970	134,633,803
Securities purchased under agreements to resell	194,179,112	172,478,113	124,970,956
Interbank investments	7,488,540	8,309,559	9,698,449
Allowance for losses	(28,390)	(32,702)	(35,602)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	221,915,819	221,372,749	196,059,241
Own portfolio	204,308,668	196,970,917	171,677,589
Subject to unrestricted repurchase agreements	11,226,840	16,697,492	20,458,489
Derivative financial instruments (Notes 3f, 8e II and 32b)	2,909,135	4,112,977	1,748,814
Given in guarantee	3,471,176	3,591,363	2,174,349
Interbank accounts	50,998,901	47,673,247	55,530,397
Unsettled payments and receipts	63,204	897,884	14,080
Reserve requirement (Note 9):
- Reserve requirement - Brazilian Central Bank	50,924,906	46,712,816	55,380,989
- SFH	4,981	5,551	3,306
Correspondent banks	5,810	56,996	132,022
Interdepartmental accounts	387,921	257,849	881,453
Internal transfer of funds	387,921	257,849	881,453
Loans (Notes 3g, 10 and 32b)	140,463,139	134,076,293	135,354,186
Loans:
- Public sector	1,180,391	79,078	44,870
- Private sector	153,881,076	148,282,452	148,638,032
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(14,598,328)	(14,285,237)	(13,328,716)
Leasing (Notes 2, 3g, 10 and 32b)	2,032,435	2,159,103	2,723,519
Leasing receivables:
- Private sector	4,020,476	4,278,182	5,434,253
Unearned income from leasing	(1,831,672)	(1,955,260)	(2,433,185)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(156,369)	(163,819)	(277,549)
Other receivables	59,771,985	63,248,433	59,436,700
Receivables on sureties and guarantees honored (Note 10a-3)	38,498	36,057	10,554
Foreign exchange portfolio (Note 11a)	11,774,294	11,564,574	13,707,498
Receivables	773,817	677,736	758,080
Securities trading	1,226,827	1,113,535	1,142,905
Specific receivables	4,179	3,650	2,819
Insurance and reinsurance receivables and reinsurance assets – technical reserves	4,057,019	4,259,330	3,498,202
Sundry (Note 11b)	42,783,007	46,445,835	41,133,710
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(885,656)	(852,284)	(817,068)
Other assets (Note 12)	3,207,386	3,205,931	3,100,084
Other assets	1,766,194	1,737,929	1,481,238
Provision for losses	(698,981)	(653,322)	(562,494)
Prepaid expenses (Notes 3i and 12b)	2,140,173	2,121,324	2,181,340
Long-term receivables	321,906,888	308,249,694	292,580,021
Interbank investments (Notes 3d and 7)	772,794	579,795	822,535
Interbank investments	772,794	579,795	822,535
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	124,442,147	122,072,195	117,268,259
Own portfolio	66,573,948	71,012,203	56,687,389
Subject to unrestricted repurchase agreements	53,160,711	47,439,782	55,122,833
Derivative financial instruments (Notes 3f, 8e II and 32b)	1,652,713	1,337,436	751,511
Given in guarantee to the Brazilian Central Bank	19,764	20,104	-
Privatization rights	58,928	59,893	65,509
Given in guarantee	2,646,248	1,879,163	4,339,865
Subject to unrestricted repurchase agreements	329,835	323,614	301,152
Interbank accounts	617,154	608,461	583,626
Reserve requirement (Note 9):
- SFH	617,154	608,461	583,626

The accompanying Notes are an integral part of these Financial Statements.

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Consolidated Statement of Financial Position – In thousands of Reais

Assets	2014		2013
	December	September	December
Loans (Notes 3g, 10 and 32b)	151,876,620	149,451,323	135,500,718
Loans:
- Public sector	756,820	2,141,863	2,143,961
- Private sector	153,184,040	149,840,848	140,089,006
Loans transferred under an assignment with recourse	4,911,791	4,311,728	-
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(6,976,031)	(6,843,116)	(6,732,249)
Leasing (Notes 2, 3g, 10 and 32b)	2,034,837	2,188,198	2,529,406
Leasing receivables:
- Private sector	4,304,809	4,631,331	5,537,108
Unearned income from leasing	(2,174,464)	(2,345,931)	(2,824,695)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(95,508)	(97,202)	(183,007)
Other receivables	40,446,130	31,657,475	34,194,407
Receivables	8,988	7,588	61,298
Securities trading	398,032	411,429	170,018
Sundry (Note 11b)	40,051,450	31,251,837	33,973,908
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(12,340)	(13,379)	(10,817)
Other assets (Note 12)	1,717,206	1,692,247	1,681,070
Prepaid expenses (Notes 3i and 12b)	1,717,206	1,692,247	1,681,070
Permanent assets	15,070,604	15,050,416	15,643,572
Investments (Notes 3j, 13 and 32b)	1,712,465	1,931,275	1,830,388
Equity in the earnings (losses) of unconsolidated companies - In Brazil	1,553,065	1,514,850	1,412,087
Other investments	433,255	690,153	692,144
Allowance for losses	(273,855)	(273,728)	(273,843)
Premises and equipment (Notes 3k and 14)	4,887,145	4,591,285	4,667,245
Premises	1,478,224	1,472,902	1,441,462
Other premises and equipment	10,737,991	10,338,796	10,246,779
Accumulated depreciation	(7,329,070)	(7,220,413)	(7,020,996)
Intangible assets (Notes 3l and 15)	8,470,994	8,527,856	9,145,939
Intangible Assets	16,740,371	16,203,331	17,740,156
Accumulated amortization	(8,269,377)	(7,675,475)	(8,594,217)
Total	1,032,039,951	987,364,412	908,139,285

The accompanying Notes are an integral part of these Financial Statements.

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Consolidated Statement of Financial Position – In thousands of Reais

Liabilities	2014		2013
	December	September	December
Current liabilities	743,261,397	699,866,046	627,521,214
Deposits (Notes 3n and 16a)	166,519,168	164,460,431	166,344,920
Demand deposits	33,029,201	33,299,639	40,618,478
Savings Deposits	92,154,815	87,293,425	80,717,805
Interbank deposits	395,919	505,401	760,034
Time deposits (Notes 16a and 32b)	40,939,233	43,361,966	44,248,603
Securities sold under agreements to repurchase (Notes 3n and 16b)	298,056,349	274,929,619	239,743,865
Own portfolio	109,784,393	106,890,629	122,015,241
Third-party portfolio	187,098,495	167,151,431	112,260,838
Unrestricted portfolio	1,173,461	887,559	5,467,786
Funds from issuance of securities (Notes 16c and 32b)	46,647,805	42,244,712	20,779,339
Mortgage and real estate notes, letters of credit and others	43,302,030	38,891,494	16,630,404
Securities issued overseas	3,182,337	3,177,342	4,148,935
Structured Operations Certificates	163,438	175,876	-
Interbank accounts	1,068,712	1,159,475	1,695,129
Correspondent banks	1,068,712	1,159,475	1,695,129
Interdepartmental accounts	4,888,707	3,381,363	5,168,539
Third-party funds in transit	4,888,707	3,381,363	5,168,539
Borrowing (Notes 17a and 32b)	13,123,331	13,148,052	14,194,747
Borrowing in Brazil - other institutions	8,415	6,485	3,595
Borrowing overseas	13,114,916	13,141,567	14,191,152
On-lending in Brazil - official institutions (Notes 17b and 32b)	13,134,627	12,707,996	12,220,523
National treasury	151,096	128,451	23,735
BNDES	4,056,723	3,870,102	3,726,424
CEF	11,871	13,849	20,962
FINAME	8,913,365	8,694,333	8,448,148
Other institutions	1,572	1,261	1,254
On-lending overseas (Notes 17b and 32b)	1,483,967	237,093	182,853
On-lending overseas	1,483,967	237,093	182,853
Derivative financial instruments (Notes 3f, 8e II and 32b)	2,138,117	4,155,241	1,081,868
Derivative financial instruments	2,138,117	4,155,241	1,081,868
Technical reserves for insurance, pension plans and capitalization bonds (Notes 3o and 21)	129,922,136	122,133,351	112,741,534
Other liabilities	66,278,478	61,308,713	53,367,897
Payment of taxes and other contributions	434,579	3,926,928	814,556
Foreign exchange portfolio (Note 11a)	5,385,332	5,611,062	7,770,810
Social and statutory	3,105,598	2,437,492	2,471,009
Tax and social security (Note 20a)	6,210,864	5,477,382	5,593,779
Securities trading	2,606,970	2,306,418	2,163,132
Financial and development funds	2,213	2,554	2,266
Subordinated debts (Notes 19 and 32b)	2,862,116	4,442,691	2,581,899
Sundry (Note 20b)	45,670,806	37,104,186	31,970,446
Long-term liabilities	206,585,123	207,500,878	208,396,101

The accompanying Notes are an integral part of these Financial Statements.

126             Economic and Financial Analysis Report – December 2014

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Consolidated Statement of Financial Position – In thousands of Reais

Liabilities	2014		2013
	December	September	December
Deposits (Notes 3n and 16a)	45,093,390	47,420,936	51,718,125
Interbank deposits	245,285	168,184	203,820
Time deposits (Notes 16a and 32b)	44,848,105	47,252,752	51,514,305
Securities sold under agreements to repurchase (Notes 3n and 16b)	22,137,746	22,884,544	16,534,931
Own portfolio	22,137,746	22,884,544	16,534,931
Funds from issuance of securities (Notes 16c and 32b)	38,177,628	33,038,146	36,874,654
Mortgage and real estate notes, letters of credit and others	32,497,232	27,610,499	29,548,742
Securities issued overseas	5,583,788	5,351,820	7,325,912
Structured Operations Certificates	96,608	75,827	-
Borrowing (Notes 17a and 32b)	2,095,261	1,924,310	1,036,109
Borrowing in Brazil - other institutions	11,743	13,524	9,914
Borrowing overseas	2,083,518	1,910,786	1,026,195
On-lending in Brazil - official institutions (Notes 17b and 32b)	29,160,950	28,543,706	28,460,620
BNDES	8,216,720	8,257,790	8,606,309
CEF	8,262	10,911	18,852
FINAME	20,935,968	20,274,673	19,835,093
Other institutions	-	332	366
Derivative financial instruments (Notes 3f, 8e II and 32b)	1,143,746	921,044	726,632
Derivative financial instruments	1,143,746	921,044	726,632
Technical reserves for insurance, pension plans and capitalization bonds (Notes 3o and 21)	23,344,947	23,835,692	23,487,577
Other liabilities	45,431,455	48,932,500	49,557,453
Tax and social security (Note 20a)	9,985,276	9,871,099	10,255,945
Subordinated debts (Notes 19 and 32b)	32,959,551	32,021,706	33,303,104
Sundry (Note 20b)	2,486,628	7,039,695	5,998,404
Deferred income	292,669	265,732	676,733
Deferred income	292,669	265,732	676,733
Non-controlling interests in subsidiaries (Note 22)	392,512	489,640	605,435
Shareholders' equity (Note 23)	81,508,250	79,242,116	70,939,802
Capital:
- Domiciled in Brazil	37,622,363	37,622,388	37,622,329
- Domiciled overseas	477,637	477,612	477,671
Capital reserves	11,441	11,441	11,441
Profit reserves	44,186,135	41,487,446	34,151,897
Asset valuation adjustments	(491,311)	(58,756)	(1,054,443)
Treasury shares (Notes 23d and 32b)	(298,015)	(298,015)	(269,093)
Attributable to equity holders of the Parent Company	81,900,762	79,731,756	71,545,237
Total	1,032,039,951	987,364,412	908,139,285

The accompanying Notes are an integral part of these Financial Statements.

Bradesco     127

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Consolidated Income Statement – In thousands of Reais

	2014			2013
	4th Quarter	3rd quarter	December	December
Revenue from financial intermediation	31,025,858	28,447,992	112,879,653	88,161,076
Loans (Note 10j)	15,326,585	15,092,076	58,402,327	52,423,997
Leasing (Note 10j)	148,401	158,771	649,400	790,821
Operations with securities (Note 8h)	10,822,755	8,608,578	34,681,414	24,778,088
Financial income from insurance, pension plans and capitalization bonds (Note 8h)	3,649,960	3,443,157	13,920,986	6,794,002
Derivative financial instruments (Note 8h)	(556,580)	(493,433)	(376,387)	(2,073,577)
Foreign exchange operations (Note 11a)	665,291	563,816	1,295,228	2,085,653
Reserve requirement (Note 9b)	995,162	1,094,011	4,310,921	3,138,766
Sale or transfer of financial assets	(25,716)	(18,984)	(4,236)	223,326

Financial intermediation expenses	23,282,529	22,334,412	78,874,131	63,184,726
Retail and professional market funding (Note 16e)	14,111,513	13,117,836	48,874,068	38,439,249
Adjustment for inflation and interest on technical reserves for insurance, pension plans and capitalization bonds (Note 16e)	2,866,282	2,437,088	10,376,435	5,858,966
Borrowing and on-lending (Note 17c)	2,524,398	3,004,488	5,172,434	5,405,881
Allowance for loan losses (Notes 3g, 10g and 10h)	3,780,336	3,775,000	14,451,194	13,480,630

Gross income from financial intermediation	7,743,329	6,113,580	34,005,522	24,976,350

Other operating income (expenses)	(3,088,340)	(2,370,852)	(12,951,984)	(10,583,728)
Fee and commission income (Note 24)	5,787,337	5,586,695	21,790,084	19,459,599
Other fee and commission income	4,482,900	4,328,967	16,888,614	15,400,832
Income from banking fees	1,304,437	1,257,728	4,901,470	4,058,767
Retained premium from insurance, pension plans and capitalization bonds (Notes 3o and 21d)	17,732,532	12,799,606	55,797,547	49,526,003
Net premiums written	17,805,595	12,904,010	56,151,588	49,751,584
Reinsurance premiums paid	(73,063)	(104,404)	(354,041)	(225,581)
Variation in technical reserves for insurance, pension plans and capitalization bonds (Note 3o)	(8,549,949)	(4,818,500)	(24,020,497)	(19,908,930)
Retained claims (Note 3o)	(4,943,054)	(4,778,474)	(18,143,687)	(15,484,691)
Capitalization bond prize draws and redemptions (Note 3o)	(1,339,730)	(1,295,096)	(4,894,419)	(4,164,620)
Selling expenses from insurance, pension plans and capitalization bonds (Note 3o)	(782,322)	(737,347)	(2,936,275)	(2,510,558)
Payroll and related benefits (Note 25)	(3,675,979)	(4,052,293)	(14,455,259)	(13,061,269)
Other administrative expenses (Note 26)	(4,228,996)	(3,663,861)	(15,015,021)	(14,429,504)
Tax expenses (Note 27)	(1,011,510)	(910,176)	(4,231,859)	(4,028,962)
Equity in the earnings (losses) of unconsolidated companies (Note 13b)	57,188	43,852	187,667	43,016
Other operating income (Note 28)	1,068,094	2,550,817	5,137,457	5,394,252
Other operating expenses (Note 29)	(3,201,951)	(3,096,075)	(12,167,722)	(11,418,064)
Operating income	4,654,989	3,742,728	21,053,538	14,392,622
Non-operating income (loss) (Note 30)	(177,652)	(94,073)	(515,764)	(242,333)
Income before income tax and social contribution and non-controlling interests	4,477,337	3,648,655	20,537,774	14,150,289
Income tax and social contribution (Notes 34a and 34b)	(460,175)	255,781	(5,336,164)	(2,041,813)
Non-controlling interests in subsidiaries	(23,880)	(29,830)	(112,792)	(97,448)
Net income	3,993,282	3,874,606	15,088,818	12,011,028

The accompanying Notes are an integral part of these Financial Statements.

128             Economic and Financial Analysis Report – December 2014

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Statement of Changes in Shareholders’ Equity – In thousands of Reais

Events		Paid- up Capital	Capital reserves	Profit reserves		Asset valuation adjustment		Treasury shares	Retained earnings (accumulated losses)	Total
			Share premium	Legal	Statutory	Bradesco	Subsidiaries
Balance on September 30, 2013		38,100,000	11,441	4,285,065	27,721,011	(2,327,663)	(494,213)	(262,249)	-	67,033,392
Acquisition of treasury shares		-	-	-	-	-	-	(6,844)	-	(6,844)
Asset valuation adjustments		-	-	-	-	1,462,290	305,143	-	-	1,767,433
Net income		-	-	-	-	-	-	-	3,079,200	3,079,200
Allocations:	- Reserves	-	-	153,960	1,991,861	-	-	-	(2,145,821)	-
	- Interest on shareholders’ equity paid	-	-	-	-	-	-	-	(79,521)	(79,521)
	- Dividends Paid	-	-	-	-	-	-	-	(853,858)	(853,858)
Balance on December 31, 2013		38,100,000	11,441	4,439,025	29,712,872	(865,373)	(189,070)	(269,093)	-	70,939,802

Balance on September 30, 2014		38,100,000	11,441	4,993,802	36,493,644	(167,695)	108,939	(298,015)	-	79,242,116
Asset valuation adjustments		-	-	-	-	(237,782)	(194,773)	-	-	(432,555)
Net income		-	-	-	-	-	-	-	3,993,282	3,993,282
Allocations:	- Reserves	-	-	199,665	2,499,024	-	-	-	(2,698,689)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	(664,021)	(664,021)
	- Dividends provisioned	-	-	-	-	-	-	-	(630,572)	(630,572)
Balance on December 31, 2014		38,100,000	11,441	5,193,467	38,992,668	(405,477)	(85,834)	(298,015)	-	81,508,250

Balance on December 31, 2012		30,100,000	11,441	3,838,474	30,380,303	886,689	5,027,853	(197,301)	-	70,047,459
Capital increase through reserves		8,000,000	-	-	(8,000,000)	-	-	-	-	-
Acquisition of treasury shares		-	-	-	-	-	-	(71,792)	-	(71,792)
Asset valuation adjustments		-	-	-	-	(1,752,062)	(5,216,923)	-	-	(6,968,985)
Net income		-	-	-	-	-	-	-	12,011,028	12,011,028
Allocations:	- Reserves	-	-	600,551	7,332,569	-	-	-	(7,933,120)	-
	- Interest on shareholders’ equity paid	-	-	-	-	-	-	-	(3,224,050)	(3,224,050)
	- Dividends Paid	-	-	-	-	-	-	-	(853,858)	(853,858)
Balance on December 31, 2013		38,100,000	11,441	4,439,025	29,712,872	(865,373)	(189,070)	(269,093)	-	70,939,802
Acquisition of treasury shares		-	-	-	-	-	-	(28,922)	-	(28,922)
Asset valuation adjustments		-	-	-	-	459,896	103,236	-	-	563,132
Net income		-	-	-	-	-	-	-	15,088,818	15,088,818
Allocations:	- Reserves	-	-	754,442	9,279,796	-	-	-	(10,034,238)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	(3,595,008)	(3,595,008)
	- Dividends paid and/or provisioned	-	-	-	-	-	-	-	(1,459,572)	(1,459,572)
Balance on December 31, 2014		38,100,000	11,441	5,193,467	38,992,668	(405,477)	(85,834)	(298,015)	-	81,508,250

The accompanying Notes are an integral part of these Financial Statements.

Bradesco     129

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Statement of value added - In thousands of Reais

Description	2014						2013
	4th Quarter	%	3rd quarter	%	December	%	December	%
1 - Revenue	33,112,018	351.9	31,047,350	351.2	119,499,991	297.6	96,464,443	300.7
1.1) Financial intermediation	31,025,858	329.8	28,447,992	321.8	112,879,653	281.3	88,161,076	274.8
1.2) Fees and commissions	5,787,337	61.5	5,586,695	63.2	21,790,084	54.3	19,459,599	60.7
1.3) Allowance for loan losses	(3,780,336)	(40.2)	(3,775,000)	(42.7)	(14,451,194)	(36.0)	(13,480,630)	(42.0)
1.4) Other	79,159	0.8	787,663	8.9	(718,552)	(2.0)	2,324,398	7.2
2 - Financial intermediation expenses	(19,502,193)	(207.3)	(18,559,412)	(210.0)	(64,422,937)	(160.5)	(49,704,096)	(154.9)
3 - Inputs acquired from third-parties	(3,450,727)	(36.6)	(2,948,038)	(33.3)	(12,172,778)	(30.2)	(11,841,677)	(36.9)
Material, water, electricity and gas	(153,483)	(1.6)	(139,464)	(1.6)	(578,929)	(1.4)	(535,141)	(1.7)
Outsourced services	(1,109,245)	(11.8)	(973,880)	(11.0)	(3,910,403)	(9.7)	(3,665,502)	(11.4)
Communication	(388,008)	(4.1)	(382,306)	(4.3)	(1,524,016)	(3.8)	(1,608,216)	(5.0)
Financial system services	(193,428)	(2.1)	(195,785)	(2.2)	(773,850)	(1.9)	(732,381)	(2.3)
Advertising and marketing	(401,346)	(4.3)	(184,088)	(2.1)	(934,182)	(2.3)	(792,519)	(2.5)
Transport	(180,833)	(1.9)	(192,911)	(2.2)	(776,218)	(1.9)	(832,345)	(2.6)
Data processing	(369,313)	(3.9)	(340,355)	(3.9)	(1,371,663)	(3.4)	(1,297,411)	(4.0)
Asset maintenance	(200,031)	(2.1)	(168,808)	(1.9)	(700,218)	(1.7)	(661,094)	(2.1)
Security and surveillance	(141,399)	(1.5)	(140,171)	(1.6)	(558,664)	(1.4)	(494,585)	(1.5)
Travel	(53,814)	(0.6)	(37,116)	(0.4)	(155,550)	(0.4)	(138,011)	(0.4)
Other	(259,827)	(2.7)	(193,154)	(2.1)	(889,085)	(2.3)	(1,084,472)	(3.4)
4 – Gross value added (1-2-3)	10,159,098	108.0	9,539,900	107.9	42,904,276	106.9	34,918,670	108.9
5 - Depreciation and amortization	(809,063)	(8.6)	(744,703)	(8.4)	(2,957,808)	(7.4)	(2,879,862)	(9.0)
6 - Net value added produced by the entity (4-5)	9,350,035	99.4	8,795,197	99.5	39,946,468	99.5	32,038,808	99.9
7 - Value added received through transfer	57,188	0.6	43,852	0.5	187,667	0.5	43,016	0.1
Equity in the earnings (losses) of unconsolidated companies	57,188	0.6	43,852	0.5	187,667	0.5	43,016	0.1
8 - Value added to distribute (6+7)	9,407,223	100.0	8,839,049	100.0	40,134,135	100.0	32,081,824	100.0
9 – Value added distributed	9,407,223	100.0	8,839,049	100.0	40,134,135	100.0	32,081,824	100.0
9.1) Personnel	3,204,204	34.0	3,577,673	40.6	12,629,766	31.4	11,352,716	35.5
Salaries	1,682,819	17.9	1,653,681	18.7	6,415,885	16.0	6,017,209	18.8
Benefits	778,614	8.3	738,942	8.4	2,918,997	7.3	2,701,970	8.4
Government Severance Indemnity Fund for Employees (FGTS)	166,194	1.8	151,740	1.7	609,002	1.5	585,114	1.8
Other	576,577	6.0	1,033,310	11.8	2,685,882	6.6	2,048,423	6.5
9.2) Tax, fees and contributions	1,943,460	20.7	1,129,015	12.8	11,393,516	28.5	7,779,328	24.2
Federal	1,775,492	18.9	958,728	10.9	10,699,385	26.7	7,145,573	22.3
State	2,779	-	8,957	0.1	23,735	0.1	12,713	-
Municipal	165,189	1.8	161,330	1.8	670,396	1.7	621,042	1.9
9.3) Value distributed to providers of capital	242,397	2.5	227,925	2.5	909,243	2.2	841,304	2.6
Rental	239,621	2.5	225,237	2.5	894,620	2.2	830,841	2.6
Asset leasing	2,776	-	2,688	-	14,623	-	10,463	-
9.4) Value distributed to shareholders	4,017,162	42.8	3,904,436	44.1	15,201,610	37.9	12,108,476	37.7
Interest on shareholders’ equity/dividends	1,294,593	13.8	1,364,089	15.4	5,054,580	12.6	4,077,908	12.7
Retained earnings	2,698,689	28.7	2,510,517	28.4	10,034,238	25.0	7,933,120	24.7
Non-controlling interests in retained earnings	23,880	0.3	29,830	0.3	112,792	0.3	97,448	0.3

The accompanying Notes are an integral part of these Financial Statements.

130             Economic and Financial Analysis Report – December 2014

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Consolidated Cash Flow Statement – In thousands of Reais

	2014			2013
	4th Quarter	3rd quarter	December	December
Cash flow from operating activities:
Net Income before income tax and social contribution	4,477,337	3,648,655	20,537,774	14,150,289
Adjustments to net income before income tax and social contribution	7,794,496	6,846,388	30,154,535	24,658,467
Allowance for loan losses	3,780,336	3,775,000	14,451,194	13,480,630
Depreciation and amortization	809,063	744,703	2,957,808	2,879,862
Impairment charges	702,291	598,087	1,300,378	739,251
Expenses with civil, labor and tax provisions	657,816	241,990	2,426,891	1,204,617
Expenses with adjustment for inflation and interest on technical reserves for insurance, pension plans and capitalization bonds	2,866,282	2,437,088	10,376,435	5,858,966
Equity in the earnings (losses) of unconsolidated companies	(57,188)	(43,852)	(187,667)	(43,016)
(Gain)/loss on sale of investments	29,196	8	31,058	(229,415)
(Gain)/loss on sale of fixed assets	26,416	7,507	26,285	25,688
(Gain)/loss on sale of foreclosed assets	77,031	86,209	309,386	285,584
Other	(1,096,747)	(1,000,352)	(1,537,233)	456,300
Adjusted net income before taxes	12,271,833	10,495,043	50,692,309	38,808,756
(Increase)/decrease in interbank investments	(951,805)	3,979,444	17,581,756	86,506,991
(Increase)/decrease in trading securities and derivative financial instruments	4,365,686	(9,783,705)	(13,781,772)	13,896,386
(Increase)/decrease in interbank and interdepartmental accounts	2,164,252	(345,469)	(370,832)	1,391,560
(Increase) in loan and leasing	(12,227,967)	(9,960,537)	(34,572,064)	(42,042,854)
(Increase)/decrease in insurance and reinsurance receivables and reinsurance assets – technical reserves	202,311	(189,214)	(558,817)	(787,257)
Increase in technical reserves for insurance, pension plans and capitalization bonds	4,431,758	799,566	6,661,537	6,152,725
Increase/(decrease) in deferred income	30,010	39,259	(384,064)	19,086
Increase in other receivables and other assets	(5,194,744)	(2,443,464)	(3,694,176)	(5,033,091)
(Increase)/decrease in reserve requirement - Brazilian Central Bank	(4,212,090)	6,789,010	4,456,082	(7,428,572)
Increase/(decrease) in deposits	(268,809)	(1,389,166)	(6,450,486)	6,205,521
Increase in securities sold under agreements to repurchase	22,379,932	42,203,175	63,915,299	687,644
Increase in funds from issuance of securities	9,542,575	5,406,117	27,171,440	6,294,686
Increase in borrowings and on-lending	2,436,979	2,419,841	2,903,284	11,908,697
Increase/(decrease) in other liabilities	751,281	1,466,594	3,380,432	(6,142,931)
Income tax and social contribution paid	(949,073)	(1,439,756)	(6,486,622)	(6,194,554)
Net cash provided by/(used in) operating activities	34,772,129	48,046,738	110,463,306	104,242,793
Cash flow from investing activities:
(Increase)/decrease in held-to-maturity securities	(486,873)	(744,150)	(2,116,976)	45,577
Sale of/maturity of and interests on available-for-sale securities	7,737,024	15,784,813	46,559,208	74,614,847
Proceeds from sale of foreclosed assets	204,718	185,945	664,110	563,253
Sale of investments	234,510	-	238,370	332,115
Sale of premises and equipment	278,849	138,379	732,565	375,714
Purchases of available-for-sale securities	(16,794,172)	(14,878,507)	(61,197,407)	(101,422,702)
Foreclosed assets received	(345,992)	(382,356)	(1,390,532)	(1,356,469)
Investment acquisitions	(1,645)	(589)	(8,718)	(87,286)
Purchase of premises and equipment	(794,541)	(375,778)	(1,740,330)	(1,370,867)
Intangible asset acquisitions	(572,680)	(323,211)	(1,276,392)	(2,602,602)
Dividends and interest on shareholders’ equity received	236,445	14,036	399,196	347,562
Net cash provided by/(used in) investing activities	(10,304,357)	(581,418)	(19,136,906)	(30,560,858)
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	(642,730)	1,080,401	(63,336)	1,033,289
Dividends and interest on shareholders’ equity paid	(248,665)	(1,077,664)	(3,921,651)	(4,293,372)
Non-controlling interest	(121,008)	(26,397)	(325,715)	(80,207)
Acquisition of own shares	-	-	(28,922)	(71,792)
Net cash provided by/(used in) financing activities	(1,012,403)	(23,660)	(4,339,624)	(3,412,082)
Net increase in cash and cash equivalents	23,455,369	47,441,660	86,986,776	70,269,853
Cash and cash equivalents - at the beginning of the period	181,356,329	133,914,669	117,824,922	47,555,069
Cash and cash equivalents - at the end of the period	204,811,698	181,356,329	204,811,698	117,824,922
Net increase in cash and cash equivalents	23,455,369	47,441,660	86,986,776	70,269,853

The accompanying Notes are an integral part of these Financial Statements.

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Index of Notes to the Financial Statements

Notes to Bradesco’s Financial Statements are as follows:

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Notes to the Consolidated Financial Statements

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that through its commercial, foreign exchange, consumer financing and housing loan portfolios carries out all the types of banking activities that it is authorized to do so. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, particularly in leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. Operations are conducted within the context of the companies within the Bradesco Organization, working together in the market.

2)      PRESENTATION OF THE FINANCIAL STATEMENTS

Bradesco’s consolidated financial statements include the financial statements for Banco Bradesco, its foreign branches, subsidiaries and jointly-controlled entities, in Brazil and overseas, including SPEs (Special Purpose Entities). They were prepared using accounting practices in compliance with Laws no  4595/64 (Brazilian Financial System Law) and no 6404/76 (Brazilian Corporate Law), along with amendments introduced by Laws no 11638/07 and no 11941/09 relating to the accounting of operations, complemented by the rules and instructions of the National Monetary Council (CMN) and the Brazilian Central Bank (Bacen), Brazilian Securities and Exchange Commission (CVM), where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS). The financial statements of the leasing companies included in the consolidated information were prepared using the finance lease method, under which the book value of leased fixed assets less the residual value paid in advance is presented with the leasing installments due in a single balance sheet line.

In the preparation of these consolidated financial statements, intercompany transactions, including investments, assets and liabilities, revenue, expenses and unrealized profit were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for in a separate line. For jointly-controlled investments with other shareholders, assets, liabilities and income and loss were proportionally consolidated in the consolidated financial statements according to the interest held in the shareholders’ equity of each investee. Goodwill on the acquisition of investments in subsidiary/unconsolidated companies or jointly-controlled entities is presented in the investments and intangible assets lines (Note 15a). The foreign exchange variation from foreign branches or investments is presented in the income statement accounts together with changes in the value of the derivative financial instrument and borrowing and on-lending operations to eliminate the effect of these hedges of the investments.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; the calculation of technical reserves for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on January 28, 2015.

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Notes to the Consolidated Financial Statements

Below are the primary direct and indirectly owned companies included in the consolidation:

	Activity	Equity interest
		2014		2013
		December 31	September 30	December 31
Financial Sector – Brazil
Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (1)	Banking	-	-	100.00%
Banco Alvorada S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A. (2)	Banking	-	-	100.00%
Banco Bradesco BBI S.A. (3)	Investment bank	99.80%	98.35%	98.35%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Banco CBSS S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%	100.00%
Cielo S.A. (4)	Services	28.65%	28.65%	28.65%
Cia. Brasileira de Soluções e Serviços - Alelo (4)	Services	50.01%	50.01%	50.01%
Tempo Serviços Ltda.	Services	100.00%	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (5)	Banking	100.00%	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector
Bradesco Argentina de Seguros S.A.	Insurance	99.92%	99.92%	99.92%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Odontoprev S.A. (6)	Dental care	50.01%	50.01%	43.50%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Other Activities
Andorra Holdings S.A.	Holding	100.00%	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda. (7)	Information technology	-	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

(1)  Company merged into Banco Bradesco BERJ S.A. in April 2014;

(2)  Company merged into Banco Bradesco Cartões S.A. in June 2014;

(3)  Increase in equity interest through share acquisition in December 2014;

(4)  Company proportionally consolidated, pursuant to CMN Resolution no 2723/00 and CVM Rule no 247/96;

(5)  The special purpose entity International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d);

(6)  Increase in equity interest through share acquisition in January 2014; and

(7)  Company divested in December 2014.

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Notes to the Consolidated Financial Statements

3)     SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and Presentation Currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s income statement in the lines “Derivative Financial Instruments” and “Borrowing and On-lending”.

b)   Income and Expense Recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate transactions are recorded at their redemption value with the income or expense relating to future periods being recorded as a deduction from the corresponding asset or liability. Finance income and costs are prorated daily and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions which are calculated using the straight-line method.

Floating rate or foreign-currency-indexed transactions are adjusted for inflation and foreign exchange rates respectively at the end of the reporting period.

Insurance and coinsurance premiums, net of premiums paid for coinsurance and related commissions, are recorded upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the issue, and recognized on a straight-line basis over the policies’ effective period through accrual the upfront recognition and subsequent reversal though the income statement of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recorded in the income statement at the beginning of the risk exposure, based on estimated figures.

Recognition of health insurance premiums commences with the effectiveness of the corresponding insurance policy, and is recognized in proportion to the portion of the term elapsed.

Income and expenses arising from DPVAT insurance operations are recorded based on information provided by Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted coinsurance and retrocession operations are recorded based on the information received from other insurers and IRB - Brasil Resseguros S.A. (IRB), respectively.

Reinsurance operations are recorded based on the premium and claims information provided which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted is consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

Acquisition costs, relative to the insurance commission, are deferred and recognized in profit or loss in proportion to the amount of premium recognized.

Contributions and agency fees are deferred and recognized in the income statement on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the income statement as they are received.

Income from capitalization bonds is recognized in the month it is received. Technical reserves are recorded concurrent with the recognition of the respective revenues.

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Notes to the Consolidated Financial Statements

Income from expired capitalization plans is recognized after the statute of limitation, as per Article 206 of the Brazilian Civil Code. The expenses for placement of capitalization bonds, classified as “Acquisition Costs,” are recognized as incurred.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 6.

d)   Interbank investments

Unrestricted repurchase and reverse repurchase agreements are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 7.

e)   Securities - Classification

•       Trading securities - securities acquired for the purpose of being actively and frequently traded. They are recorded at cost, plus income earned and adjusted to fair value with movements recognized in the Income Statement for the period;

•       Available-for-sale securities - securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at cost, plus income earned, which is recorded in profit or loss in the period and adjusted to fair value with movements recognized in shareholders’ equity, net of tax, which will be transferred to the Income Statement only when effectively realized; and

•       Held-to-maturity securities - securities for which there is positive intent and financial capacity to hold to maturity. They are recorded at cost, plus income earned recognized in the Income Statement for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 8 (a to d).

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Notes to the Consolidated Financial Statements

f)       Derivative financial instruments (assets and liabilities)

Classified on the date that the operation is contracted according to Management’s intention to use the instrument for hedging purposes or not.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. Gains and losses are recorded in the income or expenses accounts of the respective financial instruments.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the Fair value of financial assets and liabilities are designated as hedges and are classified according to their nature:

•       Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recorded in the Income Statement; and

•       Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recorded, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Income Statement.

A breakdown of amounts included as derivative financial instruments, in the balance sheet and off-balance-sheet accounts, is disclosed in Note 8 (e to h).

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution no 2682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the days-past-due is also considered to rate customer risk as per CMN Resolution no 2682/99, as follows:

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution no 2682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized off-balance sheet accounts and are only recognized in the Income Statement when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated transactions are held at the same rating as on the date of the renegotiation or classified in a higher risk rating. Renegotiations already written-off against the allowance and that were recorded in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the operation may be reclassified to a lower risk category.

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Notes to the Consolidated Financial Statements

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, considering CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 10.

h)   Income tax and social contribution (assets and liabilities)

Deferred income tax and social contribution deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences are recorded in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax) and mark-to-market adjustments on securities are recorded in “Other Liabilities - Tax and Social Security”.

Deferred tax assets on temporary differences are realized when the corresponding provision is used and/or reversed. Deferred tax assets on income tax and social contribution losses are used when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recorded based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. Social contribution on net income is calculated at 15% for financial institutions and insurance companies and at 9% for other companies.

Provisions were recorded for other income tax and social contribution in accordance with specific applicable legislation.

Pursuant to Law no 11941/09, changes in the criteria to recognize revenue, costs and expenses included in the net income for the period, enacted by Law no 11638/07 and by Articles no 37 and no 38 of Law no 11941/09, shall not affect taxable income, and, for tax purposes, accounting methods and criteria in force on December 31, 2007 are used. For accounting purposes, the tax effects of adopting the aforementioned laws are recorded in the corresponding deferred tax assets and liabilities.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecorded deferred tax assets, are presented in Note 34.

i)    Prepaid expenses

Prepaid expenses are represented by funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recorded in the Income Statement according to the terms and the amount of expected benefits and directly written-off in the Income Statement when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

Prepaid expenses are shown in detail in Note 12b.

j)    Investments

Investments in unconsolidated companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for by the equity method.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

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Notes to the Consolidated Financial Statements

Subsidiaries and jointly-controlled entities are consolidated - the composition of the main companies can be found in Note 2. The composition of unconsolidated companies, as well as other investments, can be found in Note 13.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions which transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate - 4% per annum; furniture and utensils and machinery and equipment - 10% per annum; transport systems - 20% per annum; and data-processing systems - 20% to 50% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecorded surplus value for real estate and fixed asset ratios, is presented in Note 14.

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•       Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recorded and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% to 50% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Goodwill and other intangible assets, including their changes by class, are presented in Note 15.

m) Impairment

Financial and non-financial assets are tested for impairment.

Impairment evidence may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the book value of an asset or cash-generating unit exceeds its recoverable value.

Impairment losses are presented in Notes 8d(10), 14 and 15c.

n)   Securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, calculated on a daily prorated basis.

A breakdown of the contracts recorded in deposits and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and income statement, is presented in Note 16.

o)   Technical reserves relating to insurance, pension plans and capitalization bonds

•       Damage, health and group insurance lines, except life insurance with survival coverage:

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Notes to the Consolidated Financial Statements

-        The unearned premium reserve (PPNG) is calculated on a daily prorated basis, using premiums net of coinsurance, but including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage less initial contracting costs, except for health and personal insurance. The portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated in PPNG-RVNE;

-        The unearned premium or contribution reserve (PPCNG) is calculated on a daily prorated basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

-        The mathematical reserve for unvested benefits (PMBaC) is calculated as the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

-        The mathematical reserve for unvested benefits (PMBAC) relating to the individual health care plan portfolio covers the holder’s dependents for five years upon death, and it is calculated based on the time holders are expected to remain in the plan up to the end of this five-year period, in addition to a 4.9% annual discount rate; after this, it is calculated based on costs on the five-year-period plan, excluding payment of premiums;

-        The reserve for vested benefits (PMBC) relating to the individual health care plan portfolio comprises obligations under the terms of the contract for the provision of health care, to dependents whose policyholders are already deceased, and is based on the present value of estimated future expenses, as provided for in ANS Normative Resolution no 75/04, discounted using an annual discount rate of 4.9%;

-        For health insurance, the reserve for claims incurred but not reported (IBNR) is calculated on an actuarial basis to quantify the number of claims that have occurred but have not been paid by policyholders/beneficiaries. The methodology uses the historical behavior observed in the last 12 months to project future payments for claims related to events that took place prior to the calculation base date. The IBNR reserve is calculated by deducting the total reserves for unsettled claims (PSL) from this projected value;

-        For non-life insurance, the reserve for incurred but not reported (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the balance of the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the prior last 14 half-year periods to determine a future projection per occurrence period, and considers the estimated claims incurred but not enough reported (IBNER), reflecting the changing expectation of the amount provisioned along the regulatory process;

-        For other life insurance, the reserve for incurred but not reported (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the prior 16 half-year periods to determine a future projection per occurrence period;

-        The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period. The reserve is adjusted to inflation and includes all claims in litigation;

-        For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, net of the expected payments to be received;

-        The reserve for related expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

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Notes to the Consolidated Financial Statements

-        For damage insurance, the reserve for related expenses is calculated on a monthly basis to cover the expenses related to indemnity payment, and it covers the expenses allocated individually to each claim, as well as expenses related to claims that have not been itemized, that is, those at the level of the portfolio;

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

-        The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated in the Liability Adequacy Test (LAT), which is prepared using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy; and

-        Other reserves are recorded for the individual health portfolio to address the differences between the expected present value of future indemnities and related expenses and the expected present value of future premiums, using an annual discount rate of 4.9%.

•       Pension plans and life insurance with survival coverage:

-    The unearned premium reserve (PPNG) is calculated on a daily prorated basis, using premiums net of coinsurance, but including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage and includes an estimate for risks covered but not yet issued (RVNE);

-        The mathematical reserve for unvested benefits (PMBaC) is recorded for participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the current value of future benefits and the current value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes;

-        The mathematical reserve for unvested benefits related to life insurance and unrestricted benefit pension plans (VGBL and PGBL), apart from the defined contribution plans, shows the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIE);

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds and portability requested but not yet transferred to the recipient insurer;

-        The mathematical reserve for vested benefits (PMBC) is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

-    The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated in the Liability Adequacy Test (LAT), which is prepared semi-annually using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

-        The reserve for related expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

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Notes to the Consolidated Financial Statements

-        The reserve for financial surplus (PEF) corresponds to the portion of income from investment of reserves that exceeds the minimum returns due to policyholders of pension plans that have a profit share clause;

-        The reserve for technical surplus (PET) corresponds to the difference between the expected and the actual amounts for events in the period for pension plans that have a technical surplus participation clause;

-        The reserve for incurred and not reported (IBNR) events is constituted for claims incurred but not reported and is based on run-off triangles, which consider the loss development of claims in the last 96 quarters to set forth a future projection by occurrence period; and

-        The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period. The provision is updated for inflation and includes all claims in litigation.

•       Capitalization bonds:

-        The mathematical reserve for capitalization bond (PMC) is recorded for each active or suspended capitalization bond during the estimated term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each payments made, plus the monthly accrual according to the inflation index or interest rate established in the plan until the bond is redeemed or canceled;

-        The reserve for redemption (PR) comprises the values of matured and early-terminated capitalization bonds, calculated by updating the balance of bonds whose terms have expired or canceled, using the inflation index until the holder receives the redemption payment;

-        Reserve for draws to be held (PSR) is recorded to cover premiums for future prize draws, and the balance represents the present value of the draws that have already been funded but have not yet been held. The calculation methodology consists of the accumulation of from the prize draw percentage applicable to each payment, as established in the plan, less the amounts related to prize draws that have already occurred. The percentages of payments designated for the prize draws is defined in advance in the actuarial technical note, and is not modified during the term of the bond;

-        Reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

-        Reserve for administrative expense (PDA) is recorded to cover the cost of maintaining the single payment (P.U.) capitalization bonds.

Technical reserves shown by account, product and segment, as well as amounts and details of plan assets covering these technical reserves, are shown in Note 21.

p)   Provisions, contingent assets and liabilities and legal obligations - tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution no 3823/09 and CVM Resolution no 594/09:

•       Contingent assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, classifying the gain as practically certain by confirming the expectation of receipt or compensation against another liability. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•       Provisions: these are recorded taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the loss is deemed probable which would cause a probable outflow of funds to settle the obligation and when amounts can be reliably measured;

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Notes to the Consolidated Financial Statements

•       Contingent liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recorded as a provision nor disclosed; and

•       Legal obligations - provision for tax risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recorded, by type, are presented in Note 18.

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities are recognized in the profit or loss over the term of the transaction and reduces the corresponding liability. They are presented in Notes 16c and 19.

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

s)   Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 35.

4)     COMPARATIVE AMOUNTS

Reclassifications

There were no reclassifications or other relevant information for previous periods that affect the comparability of the consolidated financial statements for the period ended December 31, 2014.

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Notes to the Consolidated Financial Statements

5)     STATEMENT OF FINANCIAL POSITION AND ADJUSTED INCOME STATEMENT BY OPERATING SEGMENT

a)      Statement of financial position

	R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Total Consolidated
	Brazil	Overseas	Brazil	Overseas
Assets
Current and long-term assets	788,005,352	108,792,966	177,986,039	2,985	2,007,997	(59,825,992)	1,016,969,347
Funds available	14,263,711	3,316,080	127,270	908	61,132	(3,123,490)	14,645,611
Interbank investments	201,660,981	751,075	-	-	-	-	202,412,056
Securities and derivative financial instruments	167,159,216	14,096,430	165,891,940	1,972	1,381,939	(2,173,531)	346,357,966
Interbank and interdepartmental accounts	52,003,976	-	-	-	-	-	52,003,976
Loan and leasing	260,449,504	89,038,589	-	-	-	(53,081,062)	296,407,031
Other receivables and assets	92,467,964	1,590,792	11,966,829	105	564,926	(1,447,909)	105,142,707
Permanent assets	70,373,390	41,222	3,875,605	167	835,055	(60,054,835)	15,070,604
Investments	60,343,078	-	1,279,075	156	144,991	(60,054,835)	1,712,465
Premises and equipment	3,725,783	15,797	1,115,615	11	29,939	-	4,887,145
Intangible assets	6,304,529	25,425	1,480,915	-	660,125	-	8,470,994
Total on December 31, 2014	858,378,742	108,834,188	181,861,644	3,152	2,843,052	(119,880,827)	1,032,039,951
Total on September 30, 2014	820,189,355	101,399,377	173,653,363	2,768	2,858,742	(110,739,193)	987,364,412
Total on December 31, 2013	754,007,160	93,440,804	160,291,478	3,467	2,817,580	(102,421,204)	908,139,285

Liabilities
Current and long-term liabilities	775,766,000	71,603,601	161,402,811	1,110	898,990	(59,825,992)	949,846,520
Deposits	181,755,035	33,059,448	-	-	-	(3,201,925)	211,612,558
Securities sold under agreements to repurchase	313,878,261	6,958,826	-	-	-	(642,992)	320,194,095
Funds from issuance of securities	77,568,647	8,766,126	-	-	-	(1,509,340)	84,825,433
Interbank and interdepartmental accounts	5,957,419	-	-	-	-	-	5,957,419
Borrowing and on-lending	99,930,349	12,204,614	-	-	-	(53,136,827)	58,998,136
Derivative financial instruments	2,593,882	687,981	-	-	-	-	3,281,863
Technical reserves from insurance, pension plans and capitalization bonds	-	-	153,266,238	845	-	-	153,267,083
Other liabilities:
- Subordinated debts	26,500,090	9,321,577	-	-	-	-	35,821,667
- Other	67,582,317	605,029	8,136,573	265	898,990	(1,334,908)	75,888,266
Deferred income	292,669	-	-	-	-	-	292,669
Non-controlling interests in subsidiaries	811,823	37,230,587	20,458,833	2,042	1,944,062	(60,054,835)	392,512
Shareholders’ equity	81,508,250	-	-	-	-	-	81,508,250
Total on December 31, 2014	858,378,742	108,834,188	181,861,644	3,152	2,843,052	(119,880,827)	1,032,039,951
Total on September 30, 2014	820,189,355	101,399,377	173,653,363	2,768	2,858,742	(110,739,193)	987,364,412
Total on December 31, 2013	754,007,160	93,440,804	160,291,478	3,467	2,817,580	(102,421,204)	908,139,285

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Notes to the Consolidated Financial Statements

b)      Income statement

	R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Total Consolidated
	Brazil	Overseas	Brazil	Overseas
Revenues from financial intermediation	97,952,573	1,762,091	13,919,861	-	153,314	(908,186)	112,879,653
Expenses from financial intermediation	67,803,477	1,602,436	10,376,435	-	-	(908,217)	78,874,131
Gross income from financial intermediation	30,149,096	159,655	3,543,426	-	153,314	31	34,005,522
Other operating income/expenses	(16,778,195)	(124,967)	3,837,981	197	113,031	(31)	(12,951,984)
Operating income	13,370,901	34,688	7,381,407	197	266,345	-	21,053,538
Non-operating income	(497,288)	7,900	(31,510)	-	5,134	-	(515,764)
Income before taxes and non-controlling interest	12,873,613	42,588	7,349,897	197	271,479	-	20,537,774
Income tax and social contribution	(2,374,880)	(31,594)	(2,843,476)	(17)	(86,197)	-	(5,336,164)
Non-controlling interests in subsidiaries	(11,847)	-	(100,823)	-	(122)	-	(112,792)
Net income for 2014	10,486,886	10,994	4,405,598	180	185,160	-	15,088,818
Net income for 2013	6,374,803	1,763,796	3,740,917	(1,373)	132,885	-	12,011,028
Net income for the 4th quarter of 2014	2,231,682	472,107	1,235,234	212	54,047	-	3,993,282
Net income for the 3rd quarter of 2014	3,710,263	(924,374)	1,058,522	-	30,195	-	3,874,606

(1)  The financial segment is comprised of financial institutions, holding companies—which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;

(2)  The asset, liability, income and expense balances among companies from the same segment are eliminated;

(3)  The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and

(4)  Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

6)     CASH AND CASH EQUIVALENTS

	R$ thousand
	2014		2013
	December 31	September 30	December 31
Cash and due from banks in domestic currency	10,940,389	7,596,289	9,231,834
Cash and due from banks in foreign currency	3,705,116	3,719,338	2,964,379
Investments in gold	106	100	96
Total cash and due from banks	14,645,611	11,315,727	12,196,309
Interbank investments (1)	190,166,087	170,040,602	105,628,613
Total cash and cash equivalents	204,811,698	181,356,329	117,824,922

(1)  Refers to operations which mature 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

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Notes to the Consolidated Financial Statements

7)     INTERBANK INVESTMENTS

a)   Breakdown and maturity

	R$ thousand
	2014						2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
Securities purchased under agreements to resell:
Own portfolio position	4,468,303	-	-	-	4,468,303	2,122,343	6,493,704
● Financial treasury bills	-	-	-	-	-	110,640	-
● National treasury notes	-	-	-	-	-	329,766	655,621
● National treasury bills	4,402,034	-	-	-	4,402,034	1,668,244	5,779,393
● Other	66,269	-	-	-	66,269	13,693	58,690
Funded position	188,470,730	380,015	-	-	188,850,745	169,786,280	113,260,506
● Financial treasury bills	22,250,866	-	-	-	22,250,866	18,073,749	17,659
● National treasury notes	110,672,955	253,964	-	-	110,926,919	77,727,720	78,492,899
● National treasury bills	55,546,909	126,051	-	-	55,672,960	73,984,811	34,749,948
Short position	735,882	124,182	-	-	860,064	569,490	5,216,746
● National treasury bills	735,882	124,182	-	-	860,064	569,490	5,216,746
Subtotal	193,674,915	504,197	-	-	194,179,112	172,478,113	124,970,956
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks	2,320,390	3,935,877	1,232,273	772,794	8,261,334	8,889,354	10,520,984
● Provision for losses	(2,528)	(3,002)	(22,860)	-	(28,390)	(32,702)	(35,602)
Subtotal	2,317,862	3,932,875	1,209,413	772,794	8,232,944	8,856,652	10,485,382
Total on December 31, 2014	195,992,777	4,437,072	1,209,413	772,794	202,412,056
%	96.8	2.2	0.6	0.4	100.0
Total on September 30, 2014	172,351,614	5,869,689	2,533,667	579,795		181,334,765
%	95.1	3.2	1.4	0.3		100.0
Total on December 31, 2013	122,421,550	8,451,131	3,761,122	822,535			135,456,338
%	90.4	6.2	2.8	0.6			100.0

b)   Income from interbank investments

Classified in the income statement as income from operations with securities.

	R$ thousand
	2014			2013
	4th Quarter	3rd quarter	December 31 YTD	December 31 YTD
Income from investments in purchase and sale commitments:
• Own portfolio position	76,923	66,127	292,621	560,976
• Funded position	5,247,691	4,047,317	14,927,863	9,130,486
• Short position	100,220	167,893	416,333	5,607,211
Subtotal	5,424,834	4,281,337	15,636,817	15,298,673
Income from interest-earning deposits in other banks	130,103	142,654	600,401	477,027
Total (Note 8h)	5,554,937	4,423,991	16,237,218	15,775,700

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8)     SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)     Summary of the consolidated classification of securities by operating segment and issuer

	R$ thousand
	2014								2013
	Financial	Insurance/ Capitalization bonds	Pension plans	Other Activities	December 31%		September 30%		December 31%
Trading securities (5)	39,367,808	3,300,539	36,486,166	511,667	79,666,180	33.2	96,966,012	39.0	104,847,001	43.2
- Government securities	20,255,593	550,312	6,158	401,559	21,213,622	8.9	23,191,266	9.3	28,584,969	11.8
- Corporate securities	14,550,367	2,750,227	136,850	110,108	17,547,552	7.3	20,607,349	8.3	26,816,509	11.1
- Derivative financial instruments (1) (9)	4,561,848	-	-	-	4,561,848	1.9	5,450,413	2.2	2,500,325	1.0
- PGBL/VGBL restricted bonds	-	-	36,343,158	-	36,343,158	15.1	47,716,984	19.2	46,945,198	19.3
Available-for-sale securities (4) (5)	114,569,422	11,234,412	9,482,323	95,302	135,381,459	56.4	126,923,055	51.1	114,936,947	47.3
- Government securities	58,305,233	9,806,903	8,073,991	3,001	76,189,128	31.7	72,181,631	29.1	73,619,202	30.3
- Corporate securities	56,264,189	1,427,509	1,408,332	92,301	59,192,331	24.7	54,741,424	22.0	41,317,745	17.0
Held-to-maturity securities (4)	38,874	4,249,491	20,782,667	-	25,071,032	10.4	24,463,579	9.9	23,075,352	9.5
- Government securities	38,874	4,249,491	20,782,667	-	25,071,032	10.4	24,463,579	9.9	23,075,352	9.5
Subtotal	153,976,104	18,784,442	66,751,156	606,969	240,118,671	100.0	248,352,646	100.0	242,859,300	100.0
Purchase and sale commitments (2)	25,757,441	6,379,550	73,955,408	146,896	106,239,295		95,092,298		70,468,200
Grand total	179,733,545	25,163,992	140,706,564	753,865	346,357,966		343,444,944		313,327,500
- Government securities	78,599,700	14,606,706	28,862,816	404,560	122,473,782	51.0	119,836,476	48.3	125,279,523	51.6
- Corporate securities	75,376,404	4,177,736	1,545,182	202,409	81,301,731	33.9	80,799,186	32.5	70,634,579	29.1
- PGBL/VGBL restricted bonds	-	-	36,343,158	-	36,343,158	15.1	47,716,984	19.2	46,945,198	19.3
Subtotal	153,976,104	18,784,442	66,751,156	606,969	240,118,671	100.0	248,352,646	100.0	242,859,300	100.0
Purchase and sale commitments (2)	25,757,441	6,379,550	73,955,408	146,896	106,239,295		95,092,298		70,468,200
Grand total	179,733,545	25,163,992	140,706,564	753,865	346,357,966		343,444,944		313,327,500

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Notes to the Consolidated Financial Statements

b)    Breakdown of the consolidated portfolio by issuer

Securities (3)	R$ thousand
	2014									2013
	December 31							September 30		December 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (6) (7) (8)	Original amortized cost	Mark-to-market	Fair/book value (6) (7) (8)	Mark-to-market	Fair/book value (6) (7) (8)	Mark-to-market
Government securities	4,822,857	6,338,023	1,652,015	109,660,887	122,473,782	123,277,605	(803,823)	119,836,476	(73,184)	125,279,523	(2,043,599)
Financial treasury bills	211,494	942,362	1,631,342	4,084,228	6,869,426	6,869,965	(539)	6,902,876	(442)	6,936,493	3,367
National treasury bills	4,155,895	2,468,309	20,606	18,470,747	25,115,557	25,884,225	(768,668)	23,425,570	(748,763)	25,284,701	(1,040,851)
National treasury notes	419,219	2,850,883	-	86,357,089	89,627,191	89,673,000	(45,809)	89,071,766	660,566	92,869,857	(1,041,523)
Brazilian foreign debt notes	22,056	8,061	-	689,218	719,335	733,070	(13,735)	341,057	(8,166)	108,504	12,063
Privatization rights	-	-	-	58,928	58,928	48,784	10,144	59,893	10,353	65,509	11,187
Other	14,193	68,408	67	677	83,345	68,561	14,784	35,314	13,268	14,459	12,158
Private securities	17,738,128	5,117,303	2,745,024	55,701,276	81,301,731	81,013,537	288,194	80,799,186	388,901	70,634,579	(681,900)
Bank deposit certificates	113,185	599,721	2,438	87,249	802,593	802,593	-	832,382	-	909,246	-
Shares	4,666,126	-	-	-	4,666,126	4,424,769	241,357	5,133,517	(69,422)	5,576,451	102,145
Debentures	289,025	2,185,251	1,075,675	29,442,724	32,992,675	33,137,478	(144,803)	34,099,250	(134,941)	33,138,624	(85,083)
Promissory notes	118,066	519,429	-	-	637,495	643,520	(6,025)	926,557	(5,915)	927,347	(4,325)
Foreign corporate securities	1,867,364	44,158	74,605	9,429,607	11,415,734	12,033,719	(617,985)	9,491,600	(199,624)	9,080,594	(269,749)
Derivative financial instruments (1) (9)	2,523,699	194,663	190,773	1,652,713	4,561,848	3,606,056	955,792	5,450,413	957,240	2,500,325	(165,851)
Other	8,160,663	1,574,081	1,401,533	15,088,983	26,225,260	26,365,402	(140,142)	24,865,467	(158,437)	18,501,992	(259,037)
PGBL/VGBL restricted bonds	2,645,852	5,718,200	654,335	27,324,771	36,343,158	36,343,158	-	47,716,984	-	46,945,198	-
Subtotal	25,206,837	17,173,526	5,051,374	192,686,934	240,118,671	240,634,300	(515,629)	248,352,646	315,717	242,859,300	(2,725,499)
Purchase and sale commitments (2)	106,239,295	-	-	-	106,239,295	106,239,295	-	95,092,298	-	70,468,200	-
Hedge - cash flow (Note 8g)	-	-	-	-	-	-	311,683	-	173,026	-	154,729
Securities reclassified to “Held-to-maturity securities” (4)	-	-	-	-	-	-	351,824	-	371,398	-	479,358
Grand total	131,446,132	17,173,526	5,051,374	192,686,934	346,357,966	346,873,595	147,878	343,444,944	860,141	313,327,500	(2,091,412)

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Notes to the Consolidated Financial Statements

c)     Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities (3)	R$ thousand
	2014									2013
	December 31							September 30		December 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (6) (7) (8)	Original amortized cost	Mark-to-market	Fair/book value (6) (7) (8)	Mark-to-market	Fair/book value (6) (7) (8)	Mark-to-market
- Financial (5)	8,641,561	6,926,861	3,009,333	20,790,053	39,367,808	38,404,752	963,056	45,016,907	950,636	52,961,036	(341,936)
National treasury bills	831,171	1,978,183	20,606	353,962	3,183,922	3,190,041	(6,119)	3,963,362	(12,749)	6,027,096	(11,500)
Financial treasury bills	190,770	651,789	1,404,393	3,256,465	5,503,417	5,503,773	(356)	5,439,141	(280)	5,022,784	3,078
Bank deposit certificates	40,835	599,689	-	28,152	668,676	668,676	-	595,363	-	586,023	-
Derivative financial instruments (1) (9)	2,523,699	194,663	190,773	1,652,713	4,561,848	3,606,056	955,792	5,450,413	957,240	2,500,325	(165,851)
Debentures	163,390	432,442	71,799	3,429,493	4,097,124	4,159,749	(62,625)	5,744,418	(65,117)	13,124,574	(38,448)
Promissory notes	-	246	-	-	246	246	-	77,063	(388)	499,941	(1,969)
National treasury notes	277,052	1,492,204	-	9,311,838	11,081,094	10,969,469	111,625	12,640,335	149,810	16,155,052	(113,072)
Other	4,614,644	1,577,645	1,321,762	2,757,430	10,271,481	10,306,742	(35,261)	11,106,812	(77,880)	9,045,241	(14,174)
- Insurance companies and capitalization bonds	1,487,945	178,685	205,756	1,428,153	3,300,539	3,298,248	2,291	3,506,996	2,646	3,423,833	1,621
Financial treasury bills	-	113,182	104,212	321,002	538,396	538,396	-	597,371	-	835,902	-
National treasury bills	11,916	-	-	-	11,916	11,916	-	11,500	-	9,435	-
Bank deposit certificates	1,962	-	-	18,030	19,992	19,992	-	105,234	-	127,880	-
Debentures	-	-	-	123,421	123,421	123,421	-	127,953	-	124,975	-
Other	1,474,067	65,503	101,544	965,700	2,606,814	2,604,523	2,291	2,664,938	2,646	2,325,641	1,621
- Pension plans	2,703,081	5,718,200	659,127	27,405,758	36,486,166	36,486,166	-	47,855,780	-	47,661,762	-
PGBL/VGBL restricted bonds	2,645,852	5,718,200	654,335	27,324,771	36,343,158	36,343,158	-	47,716,984	-	46,945,198	-
Other	57,229	-	4,792	80,987	143,008	143,008	-	138,796	-	716,564	-
- Other activities	190,959	12,824	81,145	226,739	511,667	511,667	-	586,329	-	800,370	-
Financial treasury bills	8,889	2,421	78,773	162,604	252,687	252,687	-	404,836	-	468,039	-
Bank deposit certificates	-	33	-	-	33	33	-	4,816	-	41,345	-
National treasury bills	11,224	4,204	-	63	15,491	15,491	-	19,768	-	25,909	-

149             Economic and Financial Analysis Report – December 2014

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Securities (3)	R$ thousand
	2014									2013
	December 31							September 30		December 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (6) (7) (8)	Original amortized cost	Mark-to-market	Fair/book value (6) (7) (8)	Mark-to-market	Fair/book value (6) (7) (8)	Mark-to-market
Debentures	5,944	-	-	24,148	30,092	30,092	-	34,231	-	56,981	-
Other	164,902	6,166	2,372	39,924	213,364	213,364	-	122,678	-	208,096	-
Subtotal	13,023,546	12,836,570	3,955,361	49,850,703	79,666,180	78,700,833	965,347	96,966,012	953,282	104,847,001	(340,315)
Purchase and sale commitments (2)	105,999,447	-	-	-	105,999,447	105,999,447	-	94,735,470	-	70,101,182	-
Financial/other	25,904,337	-	-	-	25,904,337	25,904,337	-	31,039,381	-	18,047,669	-
Insurance companies and capitalization bonds	6,346,494	-	-	-	6,346,494	6,346,494	-	9,095,456	-	3,224,562	-
Pension plans	73,748,616	-	-	-	73,748,616	73,748,616	-	54,600,633	-	48,828,951	-
- PGBL/VGBL	71,551,221	-	-	-	71,551,221	71,551,221	-	52,809,358	-	46,498,162	-
- Funds	2,197,395	-	-	-	2,197,395	2,197,395	-	1,791,275	-	2,330,789	-
Grand total	119,022,993	12,836,570	3,955,361	49,850,703	185,665,627	184,700,280	965,347	191,701,482	953,282	174,948,183	(340,315)
Derivative financial instruments (liabilities) (9)	(1,554,246)	(336,416)	(247,455)	(1,143,746)	(3,281,863)	(2,840,210)	(441,653)	(5,076,285)	(334,651)	(1,808,500)	(195,005)

Bradesco     150

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

II)   Available-for-sale securities

Securities (3) (10)	R$ thousand
	2014									2013
	December 31							September 30		December 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (6) (7) (8)	Original amortized cost	Mark-to-market	Fair/book value (6) (7) (8)	Mark-to-market	Fair/book value (6) (7) (8)	Mark-to-market
- Financial (5)	9,406,906	3,770,509	1,056,433	100,335,574	114,569,422	116,174,367	(1,604,945)	108,828,441	(650,460)	95,533,540	(1,787,005)
National treasury bills	3,301,583	485,921	-	15,907,073	19,694,577	20,453,280	(758,703)	19,430,940	(736,014)	19,222,264	(1,029,348)
Brazilian foreign debt notes	8,858	-	-	253,042	261,900	272,701	(10,801)	231,677	(6,837)	64,587	12,063
Foreign corporate securities	1,797,743	44,158	47,288	9,155,338	11,044,527	11,651,082	(606,555)	9,213,518	(196,045)	9,079,984	(269,746)
National treasury notes	8,786	792,242	-	36,973,398	37,774,426	37,846,531	(72,105)	37,125,703	424,193	37,494,680	(343,101)
Financial treasury bills	11,835	174,971	-	313,861	500,667	500,975	(308)	388,995	(161)	409,991	235
Bank deposit certificates	44,383	-	2,438	41,067	87,888	87,888	-	100,815	-	148,630	-
Debentures	117,293	1,752,809	1,003,468	25,719,603	28,593,173	28,702,101	(108,928)	28,017,308	(102,928)	19,600,490	(74,188)
Shares	1,701,725	-	-	-	1,701,725	1,650,933	50,792	1,874,354	84,888	2,510,801	116,828
Other	2,414,700	520,408	3,239	11,972,192	14,910,539	15,008,876	(98,337)	12,445,131	(117,556)	7,002,113	(199,748)
- Insurance companies and capitalization bonds (4)	1,373,607	314,600	-	9,546,205	11,234,412	11,648,836	(414,424)	8,479,469	(557,819)	10,256,818	(747,676)
National treasury notes	-	314,590	-	7,269,110	7,583,700	8,218,184	(634,484)	6,921,402	(538,404)	8,335,366	(740,368)
Shares	1,365,755	-	-	-	1,365,755	1,152,916	212,839	1,480,628	(34,460)	1,671,122	(1,888)
National treasury bills	-	-	-	2,209,652	2,209,652	2,213,498	(3,846)	-	-	-	-
Other	7,852	10	-	67,443	75,305	64,238	11,067	77,439	15,045	250,330	(5,420)
- Pension plans (4)	1,311,203	-	39,172	8,131,948	9,482,323	8,948,696	533,627	9,513,377	566,145	9,120,855	144,519
Shares	1,296,157	-	-	-	1,296,157	1,322,572	(26,415)	1,395,690	(71,956)	1,113,701	(18,256)
National treasury notes	-	-	-	8,022,431	8,022,431	7,473,277	549,154	7,941,176	624,967	7,820,026	155,019
Debentures	-	-	-	97,129	97,129	86,815	10,314	109,907	12,929	116,873	11,910
Other	15,046	-	39,172	12,388	66,606	66,032	574	66,604	205	70,255	(4,154)
- Other activities	91,575	-	408	3,319	95,302	90,537	4,765	101,768	4,569	25,734	4,978
Bank deposit certificates	26,006	-	-	-	26,006	26,006	-	26,154	-	5,368	-
Other	65,569	-	408	3,319	69,296	64,531	4,765	75,614	4,569	20,366	4,978
Subtotal	12,183,291	4,085,109	1,096,013	118,017,046	135,381,459	136,862,436	(1,480,977)	126,923,055	(637,565)	114,936,947	(2,385,184)

151             Economic and Financial Analysis Report – December 2014

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Securities (3) (10)	R$ thousand
	2014									2013
	December 31							September 30		December 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (6) (7) (8)	Original amortized cost	Mark-to-market	Fair/book value (6) (7) (8)	Mark-to-market	Fair/book value (6) (7) (8)	Mark-to-market
Purchase and sale commitments (2)	117,947	-	-	-	117,947	117,947	-	114,347	-	367,018	-
Insurance companies and capitalization bonds	30,370	-	-	-	30,370	30,370	-	63,537	-	364,525	-
Pension plans	87,577	-	-	-	87,577	87,577	-	50,810	-	2,493	-
Subtotal	12,301,238	4,085,109	1,096,013	118,017,046	135,499,406	136,980,383	(1,480,977)	127,037,402	(637,565)	115,303,965	(2,385,184)
Hedge - cash flow (Note 8g)	-	-	-	-	-	-	311,683	-	173,026	-	154,729
Securities reclassified to “Held-to-maturity securities” (4)	-	-	-	-	-	-	351,824	-	371,398	-	479,358
Grand total	12,301,238	4,085,109	1,096,013	118,017,046	135,499,406	136,980,383	(817,470)	127,037,402	(93,141)	115,303,965	(1,751,097)

III) Held-to-maturity securities

Securities (3)	R$ thousand
	2014						2013
	December 31					September 30	December 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Original amortized cost (6) (7)	Original amortized cost (6) (7)	Original amortized cost (6) (7)
Financial	-	-	-	38,874	38,874	34,775	43,917
Brazilian foreign debt notes	-	-	-	38,874	38,874	34,775	43,917
Insurance companies and capitalization bonds	-	-	-	4,249,491	4,249,491	4,111,813	3,984,406
National treasury notes	-	-	-	4,249,491	4,249,491	4,111,813	3,984,406
Pension plans	-	251,847	-	20,530,820	20,782,667	20,316,991	19,047,029
National treasury notes	-	251,847	-	20,530,820	20,782,667	20,316,991	19,047,029
Subtotal	-	251,847	-	24,819,185	25,071,032	24,463,579	23,075,352
Purchase and sale commitments (2)	121,901	-	-	-	121,901	242,481	-
Insurance companies and capitalization bonds	2,686	-	-	-	2,686	143,302	-
Pension plans	119,215	-	-	-	119,215	99,179	-
Grand total (4)	121,901	251,847	-	24,819,185	25,192,933	24,706,060	23,075,352

Bradesco     152

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

d)    Breakdown of the portfolios by financial statement classification

Securities	R$ thousand
	2014						2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on December 31 (3) (6) (7) (8)	Total on September 30 (3) (6) (7) (8)	Total on December 31 (3) (6) (7) (8)
Own portfolio	128,797,075	11,712,050	4,203,871	126,169,620	270,882,616	267,983,120	228,364,978
Fixed income securities	124,130,949	11,712,050	4,203,871	126,169,620	266,216,490	262,849,603	222,788,527
● Financial treasury bills	211,494	417,692	995,098	2,950,231	4,574,515	4,514,710	4,295,172
● National treasury notes	419,219	566,638	-	42,075,743	43,061,600	39,542,997	39,230,492
● Brazilian foreign debt securities	22,056	8,061	-	689,218	719,335	341,057	104,144
● Bank deposit certificates	113,185	599,721	2,438	87,249	802,593	832,382	909,246
● National treasury bills	4,155,895	10,411	223	6,485,191	10,651,720	10,588,879	1,578,829
● Foreign corporate securities	1,750,567	44,158	74,605	2,025,456	3,894,786	4,314,878	6,687,925
● Debentures	287,995	2,185,251	1,075,572	29,442,101	32,990,919	34,086,719	33,125,893
● Purchase and sale commitments (2)	106,239,295	-	-	-	106,239,295	95,092,298	70,468,200
● PGBL/VGBL restricted bonds	2,645,852	5,718,200	654,335	27,324,771	36,343,158	47,716,984	46,945,198
● Other	8,285,391	2,161,918	1,401,600	15,089,660	26,938,569	25,818,699	19,443,428
Equity securities	4,666,126	-	-	-	4,666,126	5,133,517	5,576,451
● Shares of listed companies (technical reserve)	1,604,294	-	-	-	1,604,294	1,697,068	1,442,482
● Shares of listed companies (other)	3,061,832	-	-	-	3,061,832	3,436,449	4,133,969
Restricted securities	125,358	5,266,813	656,730	64,534,766	70,583,667	69,687,797	82,161,045
Repurchase agreements	117,827	4,755,440	65,306	59,448,978	64,387,551	64,137,274	75,581,322
● National treasury bills	-	2,447,700	20,383	9,890,417	12,358,500	10,942,240	19,355,914
● Brazilian foreign debt securities	-	-	-	-	-	-	4,360
● Financial treasury bills	-	23,495	44,820	358,861	427,176	424,924	193,293
● National treasury notes	-	2,284,245	-	41,794,926	44,079,171	47,580,857	53,622,355
● Foreign corporate securities	116,797	-	-	7,404,151	7,520,948	5,176,722	2,392,669
● Debentures	1,030	-	103	623	1,756	12,531	12,731
Brazilian Central Bank	-	-	-	19,764	19,764	20,104	-
● National treasury bills	-	-	-	19,764	19,764	20,104	-
Privatization rights	-	-	-	58,928	58,928	59,893	65,509

153             Economic and Financial Analysis Report – December 2014

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Securities	R$ thousand
	2014						2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on December 31 (3) (6) (7) (8)	Total on September 30 (3) (6) (7) (8)	Total on December 31 (3) (6) (7) (8)
Guarantees provided	7,531	511,373	591,424	5,007,096	6,117,424	5,470,526	6,514,214
● National treasury bills	-	10,198	-	1,745,540	1,755,738	1,550,733	4,048,806
● Financial treasury bills	-	501,175	591,424	775,136	1,867,735	1,963,242	2,448,028
● National treasury notes	-	-	-	2,486,420	2,486,420	1,947,912	17,380
● Other	7,531	-	-	-	7,531	8,639	-
Derivative financial instruments (1) (9)	2,523,699	194,663	190,773	1,652,713	4,561,848	5,450,413	2,500,325
Securities subject to unrestricted repurchase agreements	-	-	-	329,835	329,835	323,614	301,152
● National treasury bills	-	-	-	329,835	329,835	323,614	301,152
Grand total	131,446,132	17,173,526	5,051,374	192,686,934	346,357,966	343,444,944	313,327,500
%	38.0	5.0	1.5	55.5	100.0	100.0	100.0

(1)     Consistent with the criteria in Bacen Circular Letter no 3068/01 and due to the characteristics of the securities, we are classifying the derivative financial instruments, except those considered as cash flow hedges in the category Trading Securities;

(2)     These refer to investment fund resources and managed portfolios applied on purchase and sale commitments with Bradesco, whose owners are consolidated subsidiaries, included in the consolidated financial statements;

(3)     The investment fund quotas are presented according to the instruments composing their portfolios and maintaining the classification used in the fund;

(4)     In compliance with Article 8 of Bacen Circular Letter no 3068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. This financial capacity is demonstrated in Note 32a, which presents the maturity of asset and liability operations. In December 2013, the mark-to-market of securities reclassified from the “Available-for-Sale Securities” category to the “Held-to-Maturity Securities” category is maintained in Shareholders’ Equity, and is being transferred to the income statement over the remaining term of the securities, pursuant to Bacen Circular Letter no 3068/01;

(5)     On December 2014, 17, the amount of R$ 17,003 thousand was reclassified from “Held-for-trading securities” to “Available-for-sale securities;”

(6)     The number of days to maturity was based on the maturity of the instruments, regardless of their accounting classification;

(7)     This column reflects book value after mark-to-market accounting in accordance with item (8), Fair value is higher than the original amortized cost by R$ 2,070,497 thousand (R$ 2,336,828 thousand on September 30, 2014 and R$ 1,476,686 thousand on December 31, 2013);

(8)     The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics; for investment funds, the original amortized cost reflects the fair value of the respective quotas. For investment funds, the original amortized cost reflects the fair value of the respective quotas;

(9)     For a better analysis of these items, consider the net exposure (Note 8e II); and

(10)   In the year ended December 31, 2014, there were impairment losses, related to “Equity Securities”, classified under “Available-for-sale securities”, totaling R$ 1,214,770 thousand (R$ 682,143 thousand on December 31, 2013) and R$ 616,683 thousand in the 4th quarter of 2014 (R$ 598,087 thousand in the 3rd quarter of 2014).

Bradesco     154

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

e)     Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at the OTC Clearing House (Cetip) and BM&FBOVESPA.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

155             Economic and Financial Analysis Report – December 2014

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recorded in balance sheet and off-balance-sheet accounts

	R$ thousand
	2014				2013
	December 31		September 30		December 31
	Grand total amount	Net amount	Grand total amount	Net amount	Grand total amount	Net amount
Futures contracts
Purchase commitments:	74,047,979		86,475,277		102,450,944
- Interbank market	54,679,815	-	56,943,311	-	77,678,933	-
- Foreign currency	16,145,870	-	26,942,049	4,879,976	24,688,862	-
- Other	3,222,294	2,984,059	2,589,917	2,256,841	83,149	-
Sale commitments:	128,106,136		124,711,299		205,152,305
- Interbank market (1)	101,826,154	47,146,339	102,316,150	45,372,839	167,713,938	90,035,005
- Foreign currency (2)	26,041,747	9,895,877	22,062,073	-	37,322,798	12,633,936
- Other	238,235	-	333,076	-	115,569	32,420

Option contracts
Purchase commitments:	26,201,474		27,495,157		182,208,560
- Interbank market	23,572,355	-	23,256,803	-	180,559,992	-
- Foreign currency	2,190,621	479,247	3,369,626	-	1,211,870	-
- Other	438,498	314,801	868,728	320,415	436,698	-
Sale commitments:	32,429,075		29,830,352		208,517,757
- Interbank market	30,594,004	7,021,649	24,979,780	1,722,977	204,047,525	23,487,533
- Foreign currency	1,711,374	-	4,302,259	932,633	2,902,599	1,690,729
- Other	123,697	-	548,313	-	1,567,633	1,130,935

Forward contracts
Purchase commitments:	8,484,127		29,239,084		9,401,277
- Foreign currency	8,372,687	-	29,078,269	15,931,379	9,185,195	992,561
- Other	111,440	-	160,815	-	216,082	-
Sale commitments:	9,697,207		13,588,199		8,414,453
- Foreign currency	9,280,704	908,017	13,146,890	-	8,192,634	-
- Other	416,503	305,063	441,309	280,494	221,819	5,737

Swap contracts
Assets (long position):	54,224,000		54,846,993		63,057,229
- Interbank market	12,238,607	307,430	11,153,625	-	11,176,803	-
- Fixed rate	6,315,588	1,459,415	6,025,915	2,657,903	6,103,311	3,070,691
- Foreign currency	29,305,345	37,596	29,929,330	1,084,533	25,131,705	-
- IGPM	1,654,190	-	1,608,077	-	1,419,321	-
- Other	4,710,270	-	6,130,046	-	19,226,089	-
Liabilities (short position):	53,486,394		54,017,994		62,358,925
- Interbank market	11,931,177	-	13,085,130	1,931,505	12,218,027	1,041,224
- Fixed rate	4,856,173	-	3,368,012	-	3,032,620	-
- Foreign currency	29,267,749	-	28,844,797	-	25,412,799	281,094
- IGPM	2,190,829	536,639	2,237,113	629,036	2,373,388	954,067
- Other	5,240,466	530,196	6,482,942	352,896	19,322,091	96,002

Derivatives include operations maturing in D+1.

(1)  Includes cash flow hedges to protect CDI-related funding, totaling R$ 21,107,308 thousand (R$ 20,827,421 thousand on September 30, 2014 and R$ 23,464,746 thousand on December 31, 2013) (Note 8g); and

(2)  Includes specific hedges to protect foreign investments totaling R$ 37,598,682 thousand (R$ 34,319,069 thousand on September 30, 2014 and R$ 27,558,985 thousand on December 31, 2013).

To obtain greater payment assurance for operations with financial institutions and customers, Bradesco established compensation and settlement agreements for liabilities within the National Financial System, in accordance with CMN Resolution no 3263/05.

Bradesco     156

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Notes to the Consolidated Financial Statements

II)     Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair value

	R$ thousand
	2014						2013
	December 31			September 30			December 31
	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value
Adjustment receivables - swaps	1,952,660	922,950	2,875,610	3,391,772	952,130	4,343,902	2,005,499	(182,985)	1,822,514
Receivable forward purchases	1,038,259	-	1,038,259	732,260	-	732,260	504,580	-	504,580
Receivable forward sales	320,431	-	320,431	102,096	-	102,096	25,405	-	25,405
Premiums on exercisable options	294,706	32,842	327,548	267,045	5,110	272,155	130,692	17,134	147,826
Total assets (A)	3,606,056	955,792	4,561,848	4,493,173	957,240	5,450,413	2,666,176	(165,851)	2,500,325
Adjustment payables - swaps	(1,697,878)	(440,124)	(2,138,002)	(3,157,482)	(357,421)	(3,514,903)	(931,948)	(192,262)	(1,124,210)
Payable forward purchases	(461,901)	-	(461,901)	(120,007)	-	(120,007)	(113,582)	-	(113,582)
Payable forward sales	(548,864)	-	(548,864)	(1,272,770)	-	(1,272,770)	(348,676)	-	(348,676)
Premiums on written options	(131,567)	(1,529)	(133,096)	(191,375)	22,770	(168,605)	(219,289)	(2,743)	(222,032)
Total liabilities (B)	(2,840,210)	(441,653)	(3,281,863)	(4,741,634)	(334,651)	(5,076,285)	(1,613,495)	(195,005)	(1,808,500)

Net Effect (A-B)	765,846	514,139	1,279,985	(248,461)	622,589	374,128	1,052,681	(360,856)	691,825

III)    Futures, options, forward and swap contracts - (Notional)

	R$ thousand
	2014						2013
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on December 31	Total on September 30	Total on December 31
Futures contracts	116,693,548	2,954,498	40,828,613	41,677,456	202,154,115	211,186,576	307,603,249
Option contracts	35,763,128	21,705,331	410,019	752,071	58,630,549	57,325,509	390,726,317
Forward contracts	11,022,236	3,431,977	2,275,924	1,451,197	18,181,334	42,827,283	17,815,730
Swap contracts	9,481,543	16,660,353	5,610,074	19,596,420	51,348,390	50,503,091	61,234,715
Total on December 31, 2014	172,960,455	44,752,159	49,124,630	63,477,144	330,314,388
Total on September 30, 2014	126,324,199	114,673,269	50,071,761	70,773,230		361,842,459
Total on December 31, 2013	581,834,524	49,254,103	43,976,066	102,315,318			777,380,011

157             Economic and Financial Analysis Report – December 2014

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Notes to the Consolidated Financial Statements

IV) Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

	R$ thousand
	2014		2013
	December 31	September 30	December 31
Government securities
National treasury notes	2,736,940	2,155,504	-
Financial treasury bills	5,426	5,281	6,128
National treasury bills	50,002	-	3,004,368
Total	2,792,368	2,160,785	3,010,496

V)  Revenues and expenses, net

	R$ thousand
	2014			2013
	4th Quarter	3rd quarter	December 31 YTD	December 31 YTD
Swap contracts	49,721	269,400	(168,023)	449,808
Forward contracts	(64,936)	(678,645)	(915,907)	968,204
Option contracts	59,721	100,245	152,936	(273,434)
Futures contracts	(1,245,672)	(972,893)	(418,776)	(3,718,769)
Foreign exchange variation of investments overseas	644,586	788,460	973,383	500,614
Total (Note 8h)	(556,580)	(493,433)	(376,387)	(2,073,577)

VI) Total value of derivative financial instruments, by trading location and counterparties

	R$ thousand
	2014		2013
	December 31	September 30	December 31
Cetip (over-the-counter)	50,424,057	48,003,382	63,077,486
BM&FBOVESPA (stock exchange)	244,301,539	253,739,816	672,268,697
Overseas (over-the-counter) (1)	22,088,743	47,494,671	19,035,793
Overseas (stock exchange) (1)	13,500,049	12,604,590	22,998,035
Total	330,314,388	361,842,459	777,380,011

(1)  Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

As of December 31, 2014, a total of 92.7% of counterparties are corporate entities and 7.3% are financial institutions.

f)      Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

Bradesco     158

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Notes to the Consolidated Financial Statements

On December 31, 2014, Bradesco had credit default swaps (CDS) with the following characteristics: (i) the amount of risk transferred under credit swaps whose underlying assets are “Brazilian government securities” is R$ (1,326,900) thousand; and (ii) the risk received in credit swaps whose underlying assets are “derivative with companies” is R$ 13,281 thousand, amounting to a total net credit risk value of R$ (1,313,619) thousand, with an effect on the calculation of required shareholders’ equity of R$ (71,519) thousand.

Bradesco carries out operations involving credit derivatives to better manage its risk exposure and its assets. The contracts related to credit derivatives transactions described above are due in 2019. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled R$ (4,434) thousand. There were no credit events, as defined in the agreements, during the year.

g)    Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from payment of interest rates on funds, which have a floating interest rate - the Interbank Deposit Rate (DI Cetip), thus converting them to fixed cash flows.

Bradesco has traded DI Future contracts at BM&FBOVESPA since 2009, using them as cash flow hedges for funding linked to DI. The following table presents the DI Future position, where:

	R$ thousand
	2014		2013
	December 31	September 30	December 31
DI Future with maturity between 2015 and 2017	21,107,308	20,827,421	23,464,746
Funding indexed to CDI	19,969,423	20,852,335	23,539,454
Mark-to-market adjustment recorded in shareholders’ equity (1)	311,683	173,026	154,729
Ineffective fair value recorded in profit or loss	19,374	-	64

(1)  The adjustment in shareholders’ equity is R$ 187,010 thousand, net of taxes (R$ 103,816 thousand on September 30, 2014 and R$ 92,837 thousand on December 31, 2013).

The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter no 3082/02.

h)    Income from securities, insurance, pension plans and capitalization bonds and derivative financial instruments

	R$ thousand
	2014			2013
	4th Quarter	3rd quarter	December 31 YTD	December 31 YTD
Fixed income securities	5,087,475	4,759,113	18,837,047	9,088,575
Interbank investments (Note 7b)	5,554,937	4,423,991	16,237,218	15,775,700
Equity securities (1)	180,343	(574,526)	(392,851)	(86,187)
Subtotal	10,822,755	8,608,578	34,681,414	24,778,088
Income from insurance, pension plans and capitalization bonds (2)	3,649,960	3,443,157	13,920,986	6,794,002
Income from derivative financial instruments (Note 8e V)	(556,580)	(493,433)	(376,387)	(2,073,577)
Total	13,916,135	11,558,302	48,226,013	29,498,513

(1)  The 3rd quarter of 2014 and the December 31, 2014 YTD include the impairment charges arising on the shares of Banco Espírito Santo (BES), as a result of the corporate restructuring that occurred on August 3, 2014, totaling R$ 598,087 thousand; and

(2)  The 4th quarter of 2014 and the December 31, 2014 YTD, include impairment charges, arising from shares, totaling R$ 616,683 thousand.

159             Economic and Financial Analysis Report – December 2014

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Notes to the Consolidated Financial Statements

9)     INTERBANK ACCOUNTS - RESERVE REQUIREMENT

a)   Reserve requirement

	R$ thousand
	Remuneration	2014		2013
		December 31	September 30	December 31
Reserve requirement – demand deposits	not remunerated	6,663,664	6,174,583	7,557,232
Reserve requirement – savings deposits	savings index	18,141,287	17,359,784	16,098,012
Reserve requirement – time deposits	Selic rate	7,175,649	6,101,466	12,139,084
Additional reserve requirement	Selic rate	18,944,306	17,076,983	19,586,661
• Savings deposits		9,070,643	8,679,892	8,049,006
• Time deposits		9,873,663	8,397,091	11,537,655
Reserve requirement – SFH	TR + interest rate	622,135	614,012	586,932
Total (1)		51,547,041	47,326,828	55,967,921

(1)  For further information regarding new rules on reserve requirement, see Note 35c.

b)   Revenue from reserve requirement

	R$ thousand
	2014			2013
	4th Quarter	3rd quarter	December 31 YTD	December 31 YTD
Reserve requirement – Bacen	986,458	1,085,338	4,277,352	3,110,892
Reserve requirement – SFH	8,704	8,673	33,569	27,874
Total	995,162	1,094,011	4,310,921	3,138,766

Bradesco     160

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Notes to the Consolidated Financial Statements

10)  LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2014				2013
							Total on December 31 (A)	% (6)	Total on September 30 (A)	% (6)	Total on December 31 (A)	% (6)
Discounted trade receivables and loans (1)	21,496,316	15,188,523	10,182,486	18,672,728	22,823,861	60,322,298	148,686,212	37.3	143,285,890	37.0	141,931,212	38.1
Financing	3,724,961	3,656,652	3,706,563	9,584,205	16,107,488	82,720,625	119,500,494	29.9	116,015,463	30.0	108,816,465	29.2
Agricultural and agribusiness loans	661,056	1,166,236	661,416	3,163,639	8,836,657	9,191,021	23,680,025	5.9	23,501,894	6.1	19,712,288	5.3
Subtotal	25,882,333	20,011,411	14,550,465	31,420,572	47,768,006	152,233,944	291,866,731	73.1	282,803,247	73.1	270,459,965	72.6
Leasing	214,615	211,006	178,015	518,201	841,026	2,016,048	3,978,911	1.0	4,266,642	1.1	5,209,475	1.4
Advances on foreign exchange contracts (2)	722,207	807,097	798,145	2,003,000	1,534,167	3,479	5,868,095	1.5	5,797,896	1.5	5,752,422	1.5
Subtotal	26,819,155	21,029,514	15,526,625	33,941,773	50,143,199	154,253,471	301,713,737	75.6	292,867,785	75.7	281,421,862	75.5
Other receivables (3)	7,332,766	5,323,629	1,866,421	3,596,308	3,060,959	1,224,632	22,404,715	5.6	20,692,633	5.3	20,583,210	5.5
Total loans	34,151,921	26,353,143	17,393,046	37,538,081	53,204,158	155,478,103	324,118,452	81.2	313,560,418	81.0	302,005,072	81.0
Sureties and guarantees (4)	3,331,136	1,051,912	754,954	4,479,051	8,829,945	53,622,549	72,069,547	18.0	70,280,083	18.1	67,586,244	18.1
Loan assignment (5)	-	-	-	-	-	-	-	-	-	-	37,143	-
Loan assignment - real estate receivables certificate	54,878	54,876	54,873	157,925	235,689	792,402	1,350,643	0.3	1,383,140	0.4	1,569,517	0.4
Co-obligation in rural loan assignment (4)	-	-	-	-	-	100,919	100,919	-	111,708	-	108,146	-
Loans available for import (4)	93,565	75,801	52,950	48,562	28,397	5,642	304,917	0.1	455,778	0.1	735,505	0.2
Confirmed exports loans (4)	24,889	1,780	3,690	709	398	-	31,466	-	51,209	-	59,480	-
Acquisition of credit card receivables	384,011	171,261	121,994	317,426	359,427	86,905	1,441,024	0.4	1,457,278	0.4	1,011,479	0.3
Grand total on December 31, 2014	38,040,400	27,708,773	18,381,507	42,541,754	62,658,014	210,086,520	399,416,968	100.0
Grand total on September 30, 2014	36,347,712	26,547,601	18,987,300	39,015,078	57,674,343	208,727,580			387,299,614	100.0
Grand total on December 31, 2013	36,906,824	26,960,997	17,838,304	41,090,203	57,280,016	193,036,242					373,112,586	100.0

161             Economic and Financial Analysis Report – December 2014

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	2014				2013
						Total on December 31 (B)	% (6)	Total on September 30 (B)	% (6)	Total on December 31 (B)	% (6)
Discounted trade receivables and loans (1)	1,163,409	1,021,074	885,140	1,975,338	2,989,391	8,034,352	87.4	8,143,865	87.6	6,990,700	85.8
Financing	216,286	199,155	90,241	152,354	147,352	805,388	8.8	797,007	8.6	836,346	10.3
Agricultural and agribusiness loans	17,295	22,350	56,121	34,735	16,705	147,206	1.6	132,477	1.4	106,937	1.3
Subtotal	1,396,990	1,242,579	1,031,502	2,162,427	3,153,448	8,986,946	97.8	9,073,349	97.6	7,933,983	97.4
Leasing	17,024	14,914	9,578	17,944	13,533	72,993	0.8	78,576	0.8	117,626	1.4
Advances on foreign exchange contracts (2)	4,005	1,765	1,116	713	-	7,599	0.1	15,658	0.2	12,274	0.2
Subtotal	1,418,019	1,259,258	1,042,196	2,181,084	3,166,981	9,067,538	98.7	9,167,583	98.6	8,063,883	99.0
Other receivables (3)	8,784	2,861	8,403	14,333	88,607	122,988	1.3	126,453	1.4	79,219	1.0
Grand total on December 31, 2014	1,426,803	1,262,119	1,050,599	2,195,417	3,255,588	9,190,526	100.0
Grand total on September 30, 2014	1,506,859	1,289,280	1,081,735	2,349,224	3,066,938			9,294,036	100.0
Grand total on December 31, 2013	1,271,083	1,130,688	981,091	1,973,232	2,787,008					8,143,102	100.0

Bradesco     162

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Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Outstanding installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2014				2013
							Total on December 31 (C)	% (6)	Total on September 30 (C)	% (6)	Total on December 31 (C)	% (6)
Discounted trade receivables and loans (1)	672,710	535,248	448,384	1,103,037	1,716,703	4,041,911	8,517,993	63.9	8,446,011	64.7	7,962,134	61.7
Financing	194,085	193,640	177,703	503,727	849,909	2,367,662	4,286,726	32.1	4,113,556	31.5	4,378,921	33.9
Agricultural and agribusiness loans	582	1,075	1,256	6,697	36,978	209,134	255,722	1.9	219,806	1.7	180,866	1.4
Subtotal	867,377	729,963	627,343	1,613,461	2,603,590	6,618,707	13,060,441	97.9	12,779,373	97.9	12,521,921	97.0
Leasing	16,454	16,752	14,536	40,529	64,677	114,297	267,245	2.0	263,104	2.0	386,380	3.0
Subtotal	883,831	746,715	641,879	1,653,990	2,668,267	6,733,004	13,327,686	99.9	13,042,477	99.9	12,908,301	100.0
Other receivables (3)	438	453	421	1,051	1,425	3,145	6,933	0.1	6,872	0.1	4,694	-
Grand total on December 31, 2014	884,269	747,168	642,300	1,655,041	2,669,692	6,736,149	13,334,619	100.0
Grand total on September 30, 2014	848,961	767,497	687,051	1,698,146	2,626,841	6,420,853			13,049,349	100.0
Grand total on December 31, 2013	781,179	750,861	637,881	1,618,713	2,623,934	6,500,427					12,912,995	100.0

163             Economic and Financial Analysis Report – December 2014

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Notes to the Consolidated Financial Statements

	R$ thousand
	Grand total
	2014				2013
	Total on December 31 (A+B+C)	% (6)	Total on September 30 (A+B+C)	% (6)	Total on December 31 (A+B+C)	% (6)
Discounted trade receivables and loans (1)	165,238,557	39.3	159,875,766	39.1	156,884,046	39.9
Financing	124,592,608	29.5	120,926,026	29.5	114,031,732	28.9
Agricultural and agribusiness loans	24,082,953	5.7	23,854,177	5.8	20,000,091	5.1
Subtotal	313,914,118	74.5	304,655,969	74.4	290,915,869	73.9
Leasing	4,319,149	1.0	4,608,322	1.1	5,713,481	1.4
Advances on foreign exchange contracts (2) (Note 11a)	5,875,694	1.4	5,813,554	1.4	5,764,696	1.5
Subtotal	324,108,961	76.9	315,077,845	76.9	302,394,046	76.8
Other receivables (3)	22,534,636	5.3	20,825,958	5.1	20,667,123	5.2
Total loans	346,643,597	82.2	335,903,803	82.0	323,061,169	82.0
Sureties and guarantees (4)	72,069,547	17.1	70,280,083	17.2	67,586,244	17.1
Loan assignment (5)	-	-	-	-	37,143	-
Loan assignment - real estate receivables certificate	1,350,643	0.3	1,383,140	0.3	1,569,517	0.4
Co-obligation in rural loan assignment (4)	100,919	-	111,708	-	108,146	-
Loans available for import (4)	304,917	0.1	455,778	0.1	735,505	0.2
Confirmed exports loans (4)	31,466	-	51,209	-	59,480	-
Acquisition of credit card receivables	1,441,024	0.3	1,457,278	0.4	1,011,479	0.3
Grand total on December 31, 2014	421,942,113	100.0
Grand total on September 30, 2014			409,642,999	100.0
Grand total on December 31, 2013					394,168,683	100.0

(1)  Including credit card loans and advances on credit card receivables of R$ 17,422,034 thousand (R$ 17,788,217 thousand on September 30, 2014 and R$ 18,581,581 thousand on December 31, 2013);

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;

(3)  The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$ 19,594,184 thousand (R$ 17,495,420 thousand on September 30, 2014 and R$ 17,646,109 thousand on December 31, 2013);

(4)  Recorded in off-balance sheet accounts;

(5)  Amount of loan assignment up to December 31, 2013, net of installments repaid; and

(6)  Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

Bradesco     164

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Notes to the Consolidated Financial Statements

b) By type and levels of risk

	R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	2014				2013
										Total on December 31	% (1)	Total on September 30	% (1)	Total on December 31	% (1)
Discounted trade receivables and loans	30,335,848	77,233,051	10,439,137	25,417,605	4,796,696	3,656,464	1,892,027	1,639,185	9,828,544	165,238,557	47.8	159,875,766	47.7	156,884,046	48.5
Financing	29,932,904	43,783,722	40,492,524	7,079,464	767,175	631,228	306,127	216,210	1,383,254	124,592,608	35.9	120,926,026	36.0	114,031,732	35.3
Agricultural and agribusiness loans	3,358,528	3,397,431	9,392,709	7,158,815	268,691	375,886	29,237	26,980	74,676	24,082,953	6.9	23,854,177	7.1	20,000,091	6.2
Subtotal	63,627,280	124,414,204	60,324,370	39,655,884	5,832,562	4,663,578	2,227,391	1,882,375	11,286,474	313,914,118	90.6	304,655,969	90.8	290,915,869	90.0
Leasing	97,135	571,415	3,238,383	68,191	73,964	34,998	68,269	23,482	143,312	4,319,149	1.2	4,608,322	1.4	5,713,481	1.8
Advances on foreign exchange contracts (2)	2,610,889	1,847,725	650,716	684,014	47,585	28,128	713	-	5,924	5,875,694	1.7	5,813,554	1.6	5,764,696	1.8
Subtotal	66,335,304	126,833,344	64,213,469	40,408,089	5,954,111	4,726,704	2,296,373	1,905,857	11,435,710	324,108,961	93.5	315,077,845	93.8	302,394,046	93.6
Other receivables	1,210,018	16,616,234	1,366,725	2,628,673	123,319	49,103	33,090	25,554	481,920	22,534,636	6.5	20,825,958	6.2	20,667,123	6.4
Grand total on December 31, 2014	67,545,322	143,449,578	65,580,194	43,036,762	6,077,430	4,775,807	2,329,463	1,931,411	11,917,630	346,643,597	100.0
%	19.5	41.4	18.9	12.4	1.7	1.4	0.7	0.6	3.4	100.0
Grand total on September 30, 2014	61,921,549	141,002,907	64,908,844	42,069,704	5,733,675	4,421,263	2,314,151	1,968,350	11,563,360			335,903,803	100.0
%	18.5	42.0	19.3	12.5	1.7	1.3	0.7	0.6	3.4			100.0
Grand total on December 31, 2013	58,672,533	134,688,972	59,014,421	45,326,387	6,668,119	4,032,136	2,023,109	1,651,841	10,983,651					323,061,169	100.0
%	18.2	41.7	18.3	14.0	2.1	1.2	0.6	0.5	3.4					100.0

(1)  Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and

(2)  See Note 11a.

165             Economic and Financial Analysis Report – December 2014

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Notes to the Consolidated Financial Statements

c)     Maturity ranges and levels of risk

	R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	2014				2013
										Total on December 31	% (1)	Total on September 30	% (1)	Total on December 31	% (1)
Outstanding installments	-	-	1,449,604	2,671,329	2,014,650	1,366,066	949,610	751,746	4,131,614	13,334,619	100.0	13,049,349	100.0	12,912,995	100.0
1 to 30	-	-	136,569	246,335	112,479	69,129	51,801	42,440	225,516	884,269	6.6	848,961	6.5	781,179	6.1
31 to 60	-	-	111,311	164,565	98,943	64,914	50,200	40,716	216,519	747,168	5.6	767,497	5.9	750,861	5.8
61 to 90	-	-	91,383	135,371	88,107	57,572	44,450	35,703	189,714	642,300	4.8	687,051	5.3	637,881	4.9
91 to 180	-	-	188,197	332,173	239,909	157,735	119,651	96,409	520,967	1,655,041	12.4	1,698,146	13.0	1,618,713	12.5
181 to 360	-	-	278,851	536,451	405,230	258,678	196,523	156,622	837,337	2,669,692	20.0	2,626,841	20.1	2,623,934	20.3
More than 360	-	-	643,293	1,256,434	1,069,982	758,038	486,985	379,856	2,141,561	6,736,149	50.6	6,420,853	49.2	6,500,427	50.4
Past-due installments (2)	-	-	356,600	863,165	814,509	794,695	686,529	674,002	5,001,026	9,190,526	100.0	9,294,036	100.0	8,143,102	100.0
1 to 14	-	-	7,690	79,471	51,295	26,034	19,317	51,403	232,970	468,180	5.1	501,074	5.4	330,536	4.1
15 to 30	-	-	336,685	259,127	101,803	61,426	30,839	24,854	143,889	958,623	10.4	1,005,785	10.8	940,547	11.5
31 to 60	-	-	12,225	510,064	209,138	155,248	61,892	43,830	269,722	1,262,119	13.7	1,289,280	13.9	1,130,688	13.9
61 to 90	-	-	-	10,675	429,738	154,015	98,903	57,253	300,015	1,050,599	11.4	1,081,735	11.6	981,091	12.0
91 to 180	-	-	-	3,828	22,535	388,236	460,670	480,202	839,946	2,195,417	23.9	2,349,224	25.3	1,973,232	24.2
181 to 360	-	-	-	-	-	9,736	14,908	16,460	3,101,204	3,142,308	34.3	2,977,519	32.0	2,700,273	33.2
More than 360	-	-	-	-	-	-	-	-	113,280	113,280	1.2	89,419	1.0	86,735	1.1
Subtotal	-	-	1,806,204	3,534,494	2,829,159	2,160,761	1,636,139	1,425,748	9,132,640	22,525,145		22,343,385		21,056,097
Specific provision	-	-	18,062	106,035	282,916	648,228	818,070	998,023	9,132,640	12,003,974		11,589,687		10,851,170

(1)  Percentage of maturities by type of installment; and

(2)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution no 2682/99.

Bradesco     166

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Notes to the Consolidated Financial Statements

	R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	2014				2013
										Total on December 31	% (1)	Total on September 30	% (1)	Total on December 31	% (1)
Outstanding installments	67,545,322	143,449,578	63,773,990	39,502,268	3,248,271	2,615,046	693,324	505,663	2,784,990	324,118,452	100.0	313,560,418	100.0	302,005,072	100.0
1 to 30	5,486,427	19,026,954	2,947,066	5,170,331	355,608	351,533	83,184	221,692	509,126	34,151,921	10.5	32,860,051	10.5	34,050,675	11.3
31 to 60	4,781,420	13,369,406	2,623,406	4,050,470	187,992	970,238	50,592	29,461	290,158	26,353,143	8.1	25,064,623	8.0	25,163,370	8.3
61 to 90	3,645,478	8,119,910	2,182,714	3,000,452	149,740	82,024	33,432	19,778	159,518	17,393,046	5.4	17,671,577	5.6	16,635,369	5.5
91 to 180	7,203,524	17,674,549	5,800,771	5,797,917	395,124	136,376	156,133	44,385	329,302	37,538,081	11.6	34,867,741	11.1	35,969,603	11.9
181 to 360	10,182,234	23,665,146	8,983,055	9,104,426	541,527	151,872	116,904	56,388	402,606	53,204,158	16.4	49,396,955	15.8	50,123,413	16.6
More than 360	36,246,239	61,593,613	41,236,978	12,378,672	1,618,280	923,003	253,079	133,959	1,094,280	155,478,103	48.0	153,699,471	49.0	140,062,642	46.4
Generic provision	-	717,247	637,740	1,185,068	324,827	784,514	346,662	353,964	2,784,990	7,135,012		7,024,534		6,800,157
Grand total on December 31, 2014 (2)	67,545,322	143,449,578	65,580,194	43,036,762	6,077,430	4,775,807	2,329,463	1,931,411	11,917,630	346,643,597
Existing provision	-	789,074	786,083	2,253,858	1,736,391	2,142,282	1,593,169	1,927,341	11,917,630	23,145,828
Minimum required provision	-	717,247	655,802	1,291,103	607,743	1,432,742	1,164,732	1,351,987	11,917,630	19,138,986
Excess provision (3)	-	71,827	130,281	962,755	1,128,648	709,540	428,437	575,354	-	4,006,842
Grand total on September 30, 2014 (2)	61,921,549	141,002,907	64,908,844	42,069,704	5,733,675	4,421,263	2,314,151	1,968,350	11,563,360			335,903,803
Existing provision	-	784,664	739,733	2,392,543	1,605,168	1,989,578	1,603,445	1,944,041	11,563,360			22,622,532
Minimum required provision	-	705,014	649,089	1,262,090	573,368	1,326,379	1,157,075	1,377,846	11,563,360			18,614,221
Excess provision (3)	-	79,650	90,644	1,130,453	1,031,800	663,199	446,370	566,195	-			4,008,311
Grand total on December 31, 2013 (2)	58,672,533	134,688,972	59,014,421	45,326,387	6,668,119	4,032,136	2,023,109	1,651,841	10,983,651					323,061,169
Existing provision	-	754,951	669,162	2,540,520	1,856,097	1,865,672	1,386,722	1,630,254	10,983,651					21,687,029
Minimum required provision	-	673,445	590,143	1,359,791	666,813	1,209,642	1,011,553	1,156,289	10,983,651					17,651,327
Excess provision (3)	-	81,506	79,019	1,180,729	1,189,284	656,030	375,169	473,965	-					4,035,702

(1)    Percentage of maturities by type of installment;

(2)    The grand total includes performing loans of R$ 324,118,452 thousand (R$ 313,560,418 thousand on September 30, 2014 and R$ 302,005,072 thousand on December 31, 2013) and non-performing loans of R$ 22,525,145 thousand (R$ 22,343,385 thousand on September 30, 2014 and R$ 21,056,097 thousand on December 31, 2013);

(3)    On December 31, 2014, it includes provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which was identified within the excess provision, and totals R$ 421,596 thousand (R$ 367,495 thousand on September 30, 2014 and R$ 337,623 thousand on December 31, 2013) (Note 20b).

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Notes to the Consolidated Financial Statements

d)    Concentration of loans

	R$ thousand
	2014				2013
	December 31	% (1)	September 30	% (1)	December 31	% (1)
Largest borrower	6,828,851	2.0	6,507,899	1.9	2,367,202	0.7
10 largest borrowers	24,043,751	6.9	23,079,668	6.9	17,327,527	5.4
20 largest borrowers	35,072,065	10.1	33,329,222	9.9	26,569,077	8.2
50 largest borrowers	49,656,653	14.3	47,074,862	14.0	41,782,788	12.9
100 largest borrowers	62,286,978	18.0	59,473,648	17.7	53,926,095	16.7

(1)  Percentage on total portfolio (as defined by Bacen).

e)     By economic sector

	R$ thousand
	2014				2013
	December 31%		September 30%		December 31%
Public sector	6,849,002	2.0	6,532,669	1.9	2,188,831	0.7
Federal government	6,828,851	2.0	6,507,899	1.9	2,148,497	0.7
Petrochemical	6,828,851	2.0	6,507,899	1.9	2,148,497	0.7
State government	20,151	-	24,770	-	40,334	-
Production and distribution of electricity	20,151	-	24,770	-	40,334	-
Private sector	339,794,595	98.0	329,371,134	98.1	320,872,338	99.3
Manufacturing	56,650,811	16.3	55,198,366	16.4	58,558,802	18.1
Food products and beverages	13,640,472	3.9	13,454,972	4.0	13,395,143	4.2
Steel, metallurgy and mechanics	10,092,436	2.9	9,923,948	3.0	10,992,163	3.4
Light and heavy vehicles	5,353,212	1.5	4,805,455	1.4	5,084,514	1.6
Chemical	4,521,503	1.3	4,167,542	1.2	3,961,704	1.2
Pulp and paper	3,886,237	1.1	3,927,123	1.2	4,610,680	1.4
Textiles and apparel	3,138,214	0.9	3,196,658	1.0	3,357,110	1.0
Rubber and plastic articles	2,810,330	0.8	2,632,399	0.8	2,826,189	0.9
Furniture and wood products	2,205,150	0.7	2,164,086	0.6	2,161,925	0.7
Non-metallic materials	2,081,481	0.6	2,062,333	0.6	2,323,988	0.7
Automotive parts and accessories	1,998,093	0.6	2,024,612	0.6	2,093,738	0.6
Oil refining and production of alcohol	1,816,990	0.5	1,880,897	0.6	1,694,273	0.5
Electric and electronic products	1,237,125	0.4	1,170,395	0.3	1,631,905	0.5
Extraction of metallic and non-metallic ores	1,166,969	0.3	1,192,009	0.3	1,562,510	0.5
Leather articles	791,083	0.2	745,669	0.2	750,683	0.2
Publishing, printing and reproduction	578,718	0.2	558,084	0.2	587,808	0.2
Other industries	1,332,798	0.4	1,292,184	0.4	1,524,469	0.5
Commerce	42,849,384	12.5	41,924,436	12.5	43,553,383	13.5
Merchandise in specialty stores	8,317,266	2.4	8,164,431	2.4	8,826,264	2.7
Food products, beverages and tobacco	5,553,398	1.6	5,258,839	1.6	4,867,144	1.5
Non-specialized retailer	5,405,122	1.5	4,868,638	1.4	5,374,426	1.7
Waste and scrap	3,679,167	1.1	3,589,833	1.1	3,442,340	1.1
Automobile	3,364,449	1.0	3,570,877	1.1	3,927,291	1.2
Clothing and footwear	3,079,345	0.9	2,897,603	0.9	3,298,934	1.0
Motor vehicle repairs, parts and accessories	3,065,933	0.9	3,108,441	0.9	3,246,349	1.0
Agricultural products	2,285,594	0.7	2,228,705	0.6	1,876,642	0.6

Bradesco     168

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Notes to the Consolidated Financial Statements

	R$ thousand
	2014				2013
	December 31%		September 30%		December 31%
Grooming and household articles	2,211,096	0.6	2,182,439	0.6	2,330,483	0.7
Fuel	1,970,667	0.6	1,932,338	0.6	1,950,785	0.6
Trading intermediary	967,834	0.3	861,314	0.3	917,606	0.3
Wholesale of goods in general	942,695	0.3	1,247,184	0.4	1,037,238	0.3
Other commerce	2,006,818	0.6	2,013,794	0.6	2,457,881	0.8
Financial intermediaries	3,736,254	1.1	4,068,361	1.2	3,170,518	1.0
Services	92,787,584	26.6	87,748,836	26.2	82,690,090	25.6
Civil construction	24,567,839	7.1	23,785,230	7.1	22,775,562	7.1
Transportation and storage	18,319,498	5.3	17,706,831	5.3	17,904,488	5.5
Real estate activities, rentals and corporate services	12,482,678	3.6	12,293,481	3.7	11,399,399	3.5
Holding companies, legal, accounting and business advisory services	6,758,937	1.8	5,987,641	1.8	5,950,378	1.8
Clubs, leisure, cultural and sport activities	4,826,010	1.4	4,449,487	1.3	2,176,870	0.7
Production and distribution of electric power, gas and water	4,616,014	1.3	3,901,047	1.2	4,498,314	1.4
Social services, education, health, defense and social security	3,112,357	0.9	2,756,121	0.8	2,823,918	0.9
Hotels and catering	2,919,739	0.8	2,832,888	0.8	2,731,771	0.9
Telecommunications	774,953	0.2	747,989	0.2	440,423	0.1
Other services	14,409,559	4.2	13,288,121	4.0	11,988,967	3.7
Agriculture, cattle raising, fishing, forestry and timber industry	3,461,945	1.0	3,485,486	1.0	3,219,148	1.0
Individuals	140,308,617	40.5	136,945,649	40.8	129,680,397	40.1
Total	346,643,597	100.0	335,903,803	100.0	323,061,169	100.0

169             Economic and Financial Analysis Report – December 2014

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Notes to the Consolidated Financial Statements

f)   Breakdown of loans and allowance for loan losses

Level of risk	R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	2014		2013
	Past due	Outstanding	Total - non-performing loans				% December 31 YTD (2)	% September 30 YTD (2)	% December 31 YTD (2)
AA	-	-	-	67,545,322	67,545,322	19.5	19.5	18.5	18.2
A	-	-	-	143,449,578	143,449,578	41.4	60.9	60.5	59.9
B	356,600	1,449,604	1,806,204	63,773,990	65,580,194	18.9	79.8	79.8	78.2
C	863,165	2,671,329	3,534,494	39,502,268	43,036,762	12.4	92.2	92.3	92.2
Subtotal	1,219,765	4,120,933	5,340,698	314,271,158	319,611,856	92.2
D	814,509	2,014,650	2,829,159	3,248,271	6,077,430	1.7	93.9	94.0	94.3
E	794,695	1,366,066	2,160,761	2,615,046	4,775,807	1.4	95.3	95.3	95.5
F	686,529	949,610	1,636,139	693,324	2,329,463	0.7	96.0	96.0	96.1
G	674,002	751,746	1,425,748	505,663	1,931,411	0.6	96.6	96.6	96.6
H	5,001,026	4,131,614	9,132,640	2,784,990	11,917,630	3.4	100.0	100.0	100.0
Subtotal	7,970,761	9,213,686	17,184,447	9,847,294	27,031,741	7.8
Grand total on December 31, 2014	9,190,526	13,334,619	22,525,145	324,118,452	346,643,597	100.0
%	2.7	3.8	6.5	93.5	100.0
Grand total on September 30, 2014	9,294,036	13,049,349	22,343,385	313,560,418	335,903,803
%	2.8	3.9	6.7	93.3	100.0
Grand total on December 31, 2013	8,143,102	12,912,995	21,056,097	302,005,072	323,061,169
%	2.5	4.0	6.5	93.5	100.0

(1)  Percentage of level of risk in relation to the total portfolio; and

(2)  Cumulative percentage of level of risk on total portfolio.

Bradesco     170

                          Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Level of risk	R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess (2)	Existing	2014		2013
		Specific			Generic	Total			% December 31 YTD (1)	% September 30 YTD (1)	% December 31 YTD (1)
		Past due	Outstanding	Total specific
AA	-	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	717,247	717,247	71,827	789,074	0.6	0.6	0.6
B	1.0	3,566	14,496	18,062	637,740	655,802	130,281	786,083	1.2	1.1	1.1
C	3.0	25,895	80,140	106,035	1,185,068	1,291,103	962,755	2,253,858	5.2	5.7	5.6
Subtotal		29,461	94,636	124,097	2,540,055	2,664,152	1,164,863	3,829,015	1.2	1.3	1.3
D	10.0	81,451	201,465	282,916	324,827	607,743	1,128,648	1,736,391	28.6	28.0	27.8
E	30.0	238,408	409,820	648,228	784,514	1,432,742	709,540	2,142,282	44.9	45.0	46.3
F	50.0	343,265	474,805	818,070	346,662	1,164,732	428,437	1,593,169	68.4	69.3	68.5
G	70.0	471,801	526,222	998,023	353,964	1,351,987	575,354	1,927,341	99.8	98.8	98.7
H	100.0	5,001,026	4,131,614	9,132,640	2,784,990	11,917,630	-	11,917,630	100.0	100.0	100.0
Subtotal		6,135,951	5,743,926	11,879,877	4,594,957	16,474,834	2,841,979	19,316,813	71.5	71.9	69.9
Grand total on December 31, 2014		6,165,412	5,838,562	12,003,974	7,135,012	19,138,986	4,006,842	23,145,828	6.7
%		26.7	25.2	51.9	30.8	82.7	17.3	100.0
Grand total on September 30, 2014		6,053,961	5,535,726	11,589,687	7,024,534	18,614,221	4,008,311	22,622,532		6.7
%		26.8	24.5	51.3	31.0	82.3	17.7	100.0
Grand total on December 31, 2013		5,323,861	5,527,309	10,851,170	6,800,157	17,651,327	4,035,702	21,687,029			6.7
%		24.5	25.5	50.0	31.4	81.4	18.6	100.0

(1)  Percentage of existing provision in relation to total portfolio, by level of risk; and

(2)  On December 31, 2014, it includes provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which was separated from the excess provision, and totals R$ 421,596 thousand (R$ 367,495 thousand on September 30, 2014 and R$ 337,623 on December 31, 2013) (Note 20b).

171             Economic and Financial Analysis Report – December 2014

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Notes to the Consolidated Financial Statements

g)    Changes in allowance for loan losses

	R$ thousand
	2014			2013
	4th Quarter	3rd quarter	December 31 YTD	December 31 YTD
Opening balance	22,622,532	21,791,384	21,687,029	21,298,588
- Specific provision (1)	11,589,687	11,096,873	10,851,170	11,181,925
- Generic provision (2)	7,024,534	6,685,258	6,800,157	6,106,477
- Excess provision (3)	4,008,311	4,009,253	4,035,702	4,010,186
Additions (Note 10h-1)	3,834,438	3,808,760	14,535,167	13,818,253
Write-offs	(3,311,142)	(2,977,612)	(13,076,368)	(13,429,812)
Closing balance	23,145,828	22,622,532	23,145,828	21,687,029
- Specific provision (1)	12,003,974	11,589,687	12,003,974	10,851,170
- Generic provision (2)	7,135,012	7,024,534	7,135,012	6,800,157
- Excess provision (3) (4)	4,006,842	4,008,311	4,006,842	4,035,702

(1)  For transactions with installments past due for more than 14 days;

(2)  Recorded based on the customer/transaction classification and therefore not included in the preceding item;

(3)  The additional provision is recorded based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by CMN Resolution no 2682/99. The excess provision per customer was classified according to the level of risk in Note 10f; and

(4)  In the 4th quarter of 2014 and December 31, 2014 YTD, it includes provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which was identified within the excess provision, and totals R$ 421,596 thousand (R$ 367,495 thousand on September 30, 2014, and R$ 337,623 thousand on December 31, 2013) (Note 20b).

h)    Allowance for Loan Losses (ALL) expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write offs recovered, are as follows.

	R$ thousand
	2014			2013
	4th Quarter	3rd quarter	December 31 YTD	December 31 YTD
Amount recorded (1)	3,834,438	3,808,760	14,535,167	13,818,253
Amount recovered (2)	(1,062,602)	(1,024,376)	(3,944,218)	(3,657,787)
Allowance for Loan Losses (ALL) expense net of amounts recovered	2,771,836	2,784,384	10,590,949	10,160,466

(1)  The 4th quarter of 2014 quarter of includes provision for guarantees provided, comprising sureties, guarantees, letters of credit and standby letter of credit, which are included in the “excess” ALL concept, totaling R$ 54,102 thousand, (R$ 33,760 thousand in the 3rd quarter of 2014) and R$ 83,973 thousand in the December 31, 2014 YTD (R$ 337,623 in the December 31, 2013 YTD), respectively; and

(2)  Classified in income from loans (Note 10j).

i)      Changes in the renegotiated portfolio

	R$ thousand
	2014			2013
	4th Quarter	3rd quarter	December 31 YTD	December 31 YTD
Opening balance	10,539,677	10,235,324	10,191,901	9,643,915
Amount renegotiated	2,725,969	2,803,288	10,484,112	9,871,246
Amount received	(1,439,028)	(1,595,272)	(5,865,574)	(5,559,601)
Write-offs	(1,049,440)	(903,663)	(4,033,261)	(3,763,659)
Closing balance	10,777,178	10,539,677	10,777,178	10,191,901
Allowance for loan losses	6,902,438	6,696,368	6,902,438	6,639,915
Percentage on renegotiated portfolio	64.0%	63.5%	64.0%	65.1%

Bradesco     172

                         Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

j)      Income from loans and leasing

	R$ thousand
	2014			2013
	4th Quarter	3rd quarter	December 31 YTD	December 31 YTD
Discounted trade receivables and loans	10,377,003	10,307,009	39,893,733	34,980,282
Financing	3,535,171	3,488,091	13,379,393	12,739,403
Agricultural and agribusiness loans	351,809	272,600	1,184,983	1,046,525
Subtotal	14,263,983	14,067,700	54,458,109	48,766,210
Recovery of credits charged-off as losses	1,062,602	1,024,376	3,944,218	3,657,787
Subtotal	15,326,585	15,092,076	58,402,327	52,423,997
Leasing, net of expenses	148,401	158,771	649,400	790,821
Total	15,474,986	15,250,847	59,051,727	53,214,818

11)  OTHER RECEIVABLES

a)   Foreign exchange portfolio

Balances

	R$ thousand
	2014		2013
	December 31	September 30	December 31
Assets - other receivables
Exchange purchases pending settlement	8,481,157	8,810,585	8,223,730
Exchange sale receivables	3,456,757	3,058,962	5,709,993
(-) Advances in domestic currency received	(228,496)	(367,038)	(294,134)
Income receivable on advances granted	64,876	62,065	67,909
Total	11,774,294	11,564,574	13,707,498
Liabilities - other liabilities
Exchange sales pending settlement	3,463,430	3,063,448	5,613,562
Exchange purchase payables	7,792,842	8,357,656	7,914,893
(-) Advances on foreign exchange contracts	(5,875,694)	(5,813,554)	(5,764,696)
Other	4,754	3,512	7,051
Total	5,385,332	5,611,062	7,770,810
Net foreign exchange portfolio	6,388,962	5,953,512	5,936,688
Off-balance-sheet accounts:
- Loans available for import	304,917	455,778	735,505
- Confirmed exports loans	31,466	51,209	59,480

173             Economic and Financial Analysis Report – December 2014

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	R$ thousand
	2014			2013
	4th Quarter	3rd quarter	December 31 YTD	December 31 YTD
Foreign exchange income	665,291	563,816	1,295,228	2,085,653
Adjustments:
- Income on foreign currency financing (1)	68,243	68,464	169,594	148,953
- Income on export financing (1)	297,408	307,582	1,046,317	818,784
- Income on foreign investments (2)	14,797	15,310	30,215	31,043
- Expenses of liabilities with foreign bankers (3) (Note 17c)	(402,929)	(515,410)	(890,723)	(1,135,656)
- Funding expenses (4)	(176,994)	(177,403)	(653,333)	(412,549)
- Other	(225,727)	(45,756)	(120,123)	(717,461)
Total adjustments	(425,202)	(347,213)	(418,053)	(1,266,886)
Adjusted foreign exchange income	240,089	216,603	877,175	818,767

(1)  Recognized in “Income from loans”;

(2)  Recognized in “Income from security transactions”;

(3)  Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”; and

(4)  Refers to funding expenses of investments in foreign exchange.

b)   Sundry

	R$ thousand
	2014		2013
	December 31	September 30	December 31
Deferred tax assets (Note 34c)	32,348,054	31,318,166	29,404,401
Credit card operations	21,035,208	18,952,698	18,657,588
Debtors for escrow deposits	11,628,728	11,083,884	10,601,155
Prepaid taxes	6,655,315	5,550,096	5,754,882
Other debtors	6,110,259	5,286,592	5,034,115
Trade and credit receivables (1)	3,923,247	4,232,970	4,548,789
Payments to be reimbursed	782,996	683,835	678,376
Receivables from sale of assets	85,064	78,754	79,703
Other	265,586	510,677	348,609
Total	82,834,457	77,697,672	75,107,618

(1)    Basically includes receivables from the acquisition of financial assets from loans without substantial transfer of risks and benefits.

Bradesco     174

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Notes to the Consolidated Financial Statements

12)  OTHER ASSETS

a)     Foreclosed assets/other

	R$ thousand
	Cost	Provision for losses	Cost net of provision
			2014		2013
			December 31	September 30	December 31
Real estate	835,738	(131,190)	704,548	682,366	519,441
Vehicles and similar	581,013	(293,612)	287,401	313,087	299,116
Goods subject to special conditions	242,397	(242,397)	-	-	-
Inventories/warehouse	60,657	-	60,657	79,767	86,549
Machinery and equipment	20,401	(13,036)	7,365	6,795	11,542
Other	25,988	(18,746)	7,242	2,592	2,096
Total on December 31, 2014	1,766,194	(698,981)	1,067,213
Total on September 30, 2014	1,737,929	(653,322)		1,084,607
Total on December 31, 2013	1,481,238	(562,494)			918,744

b)    Prepaid expenses

	R$ thousand
	2014		2013
	December 31	September 30	December 31
Deferred insurance acquisition costs (1)	1,925,847	1,897,239	1,607,914
Commission on the placement of loans and financing (2)	1,486,198	1,499,814	1,780,295
Advertising and marketing expenses (3)	111,376	43,756	63,578
Other (4)	333,958	372,762	410,623
Total	3,857,379	3,813,571	3,862,410

(1)  Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;

(2)  Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;

(3)  Prepaid expenses of future advertising and marketing campaigns on media; and

(4)  Mainly related to card issue costs.

13)  INVESTMENTS

a)     Composition of investments in the consolidated financial statements

Affiliates	R$ thousand
	2014		2013
	December 31	September 30	December 31
- IRB-Brasil Resseguros S.A.	618,527	579,916	507,503
- Integritas Participações S.A.	492,242	498,137	503,911
- BES Investimento do Brasil S.A.	138,002	136,831	133,140
- Other	304,294	299,966	267,533
Total investment in affiliates - in Brazil	1,553,065	1,514,850	1,412,087
- Tax incentives	239,547	239,418	239,533
- Other investments	193,708	450,735	452,611
Provision for:
- Tax incentives	(212,060)	(211,930)	(212,045)
- Other investments	(61,795)	(61,798)	(61,798)
Grand total investments	1,712,465	1,931,275	1,830,388

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Notes to the Consolidated Financial Statements

b)   The income/expense from the equity method accounting of investments was recorded in the income statement, under “Equity in the Earnings (Losses) of Unconsolidated Companies”, and correspond to R$ 187,667 thousand in the year ending on December 31, 2014 (R$ 43,016 thousand on December 31, 2013) and R$ 57,188 thousand in the 4th quarter of 2014 (R$ 43,852 thousand in the 3rd quarter of 2014).

Companies	R$ thousand
	Capital Stock	Shareholders’ equity adjusted	Number of shares/ quotas held (in thousands)		Equity interest consolidated on capital stock	Adjusted income	Equity accounting adjustments (1)
							2014			2013
			Common	Preferred			4th Quarter	3rd quarter	December 31 YTD	December 31 YTD
IRB-Brasil Resseguros S.A. (2)	1,453,080	3,015,733	212	-	20.51%	725,860	39,900	38,004	148,874	18,166
BES Investimento do Brasil S.A. - Banco de Investimento	420,000	690,010	12,734	12,734	20.00%	54,455	2,838	884	10,891	6,047
Integritas Participações S.A. (2)	545,638	737,740	22,581	-	25.17%	31,315	3,403	1,767	7,882	6,700
Other (2)							11,047	3,197	20,020	12,103
Equity in the earnings (losses) of unconsolidated companies							57,188	43,852	187,667	43,016

(1)  The adjustment considers income calculated periodically by the companies and includes equity variations by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable; and

(2)  Based on financial information from the previous month.

Bradesco     176

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Notes to the Consolidated Financial Statements

14)  PREMISES AND EQUIPMENT

	R$ thousand
	Annual rate of depreciation	Cost	Depreciation	Cost net of depreciation
				2014		2013
				December 31	September 30	December 31
Property and equipment:
- Buildings	4%	1,072,129	(510,116)	562,013	562,717	583,458
- Land	-	406,095	-	406,095	406,110	405,426
Facilities, furniture and equipment in use	10%	4,571,391	(2,420,096)	2,151,295	2,019,285	2,082,667
Security and communication systems	10%	506,447	(183,277)	323,170	258,136	167,140
Data processing systems	20 to 50%	5,574,051	(4,175,426)	1,398,625	1,296,644	1,404,996
Transportation systems	20%	86,102	(40,155)	45,947	48,393	23,558
Total on December 31, 2014		12,216,215	(7,329,070)	4,887,145
Total on September 30, 2014		11,811,698	(7,220,413)		4,591,285
Total on December 31, 2013		11,688,241	(7,020,996)			4,667,245

The Bradesco Organization’s premises and equipment have an unrecorded surplus of R$ 5,284,088 thousand (R$ 5,297,410 thousand on September 30, 2014 and R$ 5,307,740 thousand on December 31, 2013). This is due to an increase in their market price, based on valuations by independent experts in 2014, 2013 and 2012.

The total consolidated fixed assets to net worth ratio is 13.2% (13.0% on September 30, 2014 and 15.2% on December 31, 2013) when considering the consolidated balance sheet of the wider economic group (the “Economic-Financial Consolidation”). When considering only the financial companies within the economic group (the “Financial Consolidation”), the fixed assets to net worth ratio is 47.2% (46.8% on September 30, 2014 and 45.4% on December 31, 2013), whereas the maximum limit is 50%.

The difference between the fixed assets to net worth ratios in the economic-financial consolidation and in the financial consolidation is due to the inclusion of non-financial subsidiaries which have high liquidity and low fixed assets to net worth ratio, in the economic-financial consolidation, with the consequent decrease in the fixed assets to net worth ratio. Whenever necessary, we may reallocate funds to the financial companies through the payment of dividends/interest on shareholders’ equity or a corporate restructuring, with the aim of managing this ratio.

The 4th quarter of 2014 contains impairment charges under “Premises and equipment” totaling R$ 802 thousand (R$ 8,400 thousand in the 4th quarter of 2013), basically, in “Facilities, furniture and equipment in use”.

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Notes to the Consolidated Financial Statements

15)  INTANGIBLE ASSETS

a)   Goodwill

The goodwill recorded from investment acquisitions totaled R$ 2,348,114 thousand, net of accumulated amortization, as applicable, of which: (i) R$ 409,973 thousand recorded in Permanent Assets - Investments represents the difference between the purchase price and the fair value of the shares received (BM&FBOVESPA and Integritas/Fleury shares), amortized when realized through sale; and (ii) R$ 1,938,141 thousand, net of accumulated amortization, for future performance/customer portfolio, which is amortized over 20 years, where applicable.

In the year ended December 31, 2014, goodwill was amortized totaling R$ 176,646 thousand (R$ 210,901 thousand on December 31, 2013) and R$ 50,069 thousand in the 4th quarter of 2014 (R$ 44,989 thousand in the 3rd quarter of 2014) (Note 29).

b)   Intangible assets

Acquired intangible assets consist of:

	R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				2014		2013
				December 31	September 30	December 31
Acquisition of banking services rights	Contract (4)	4,386,936	(2,360,996)	2,025,940	2,088,851	2,589,021
Software (2)	20% to 50%	8,878,960	(4,796,805)	4,082,155	4,127,653	4,015,462
Future profitability/customer portfolio (3)	Up to 20%	2,717,350	(779,209)	1,938,141	1,808,277	2,005,474
Other (5)	Contract	757,125	(332,367)	424,758	503,075	535,982
Total on December 31, 2014		16,740,371	(8,269,377)	8,470,994
Total on September 30, 2014		16,203,331	(7,675,475)		8,527,856
Total on December 31, 2013		17,740,156	(8,594,217)			9,145,939

(1)  Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;

(2)  Software acquired and/or developed by specialized companies;

(3)  Mainly composed of goodwill on the acquisition of equity interest in Banco Bradescard (currently Banco Ibi) - R$ 770,055 thousand, Odontoprev - R$ 212,039 thousand, Bradescard Mexico (currently Ibi México) - R$ 20,878 thousand, Europ Assistance Serviços de Assistência Personalizados - R$ 12,943 thousand and Cielo/Investees - R$ 567,217 thousand and Banco Bradesco BBI S.A. - R$ 161,652 thousand;

(4)  Based on the pay-back of each agreement; and

(5)  Mainly refers to the 2016 Olympic Games sponsorship program.

Bradesco     178

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Notes to the Consolidated Financial Statements

c)   Changes in intangible assets by type

	R$ thousand
	Acquisition of banking service rights	Software	Future profitability/ customer portfolio	Other	Total
Balance on December 31, 2013	2,589,021	4,015,462	2,005,474	535,982	9,145,939
Additions (reductions)	285,325	1,248,907	109,313	60,562	1,704,107
Expenses due to analysis of asset recoverability – impairment (1)	(244)	(84,562)	-	-	(84,806)
Amortization for the period	(848,162)	(1,097,652)	(176,646)	(171,786)	(2,294,246)
Balance on December 31, 2014	2,025,940	4,082,155	1,938,141	424,758	8,470,994

(1)  The 4th quarter of 2014 contains impairment charges under “Intangible assets” totaling R$ 84,806 thousand.

16)  DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	R$ thousand
	2014						2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
● Demand deposits (1)	33,029,201	-	-	-	33,029,201	33,299,639	40,618,478
● Savings deposits (1)	92,154,815	-	-	-	92,154,815	87,293,425	80,717,805
● Interbank deposits	254,170	88,151	53,598	245,285	641,204	673,585	963,854
● Time deposits (2)	15,764,153	19,519,477	5,655,603	44,848,105	85,787,338	90,614,718	95,762,908
Grand total on December 31, 2014	141,202,339	19,607,628	5,709,201	45,093,390	211,612,558
%	66.7	9.3	2.7	21.3	100.0
Grand total on September 30, 2014	136,516,526	20,343,730	7,600,175	47,420,936		211,881,367
%	64.4	9.6	3.6	22.4		100.0
Grand total on December 31, 2013	134,999,632	18,404,393	12,940,895	51,718,125			218,063,045
%	61.9	8.5	5.9	23.7			100.0

(1)    Classified as “1 to 30 days”, not considering average historical turnover; and

(2)    Considers the actual maturities of investments.

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Notes to the Consolidated Financial Statements

b)   Securities sold under agreements to repurchase

	R$ thousand
	2014						2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
Own portfolio	64,291,907	38,894,340	6,598,146	22,137,746	131,922,139	129,775,173	138,550,172
● Government securities	55,889,403	197,250	28,724	3,160	56,118,537	58,051,338	71,893,795
● Debentures of own issuance	2,306,308	38,624,601	6,569,422	21,344,445	68,844,776	66,960,759	64,390,099
● Foreign	6,096,196	72,489	-	790,141	6,958,826	4,763,076	2,266,278
Third-party portfolio (1)	187,098,495	-	-	-	187,098,495	167,151,431	112,260,838
Unrestricted portfolio (1)	715,969	457,492	-	-	1,173,461	887,559	5,467,786
Grand total on December 31, 2014 (2)	252,106,371	39,351,832	6,598,146	22,137,746	320,194,095
%	78.7	12.3	2.1	6.9	100.0
Grand total on September 30, 2014 (2)	230,958,336	32,064,122	11,907,161	22,884,544		297,814,163
%	77.5	10.8	4.0	7.7		100.0
Grand total on December 31, 2013 (2)	192,050,191	36,479,828	11,213,846	16,534,931			256,278,796
%	74.9	14.2	4.4	6.5			100.0

(1) Represented by government securities; and

(2) Includes R$ 106,239,295 thousand (R$ 95,092,298 thousand on September 30, 2014 and R$ 70,468,200 thousand on December 31, 2013) of investment funds in purchase and sale commitments with Bradesco, whose quota holders are subsidiaries included in the consolidated financial statements (Notes 8a, b, c and d).

Bradesco     180

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Notes to the Consolidated Financial Statements

c)   Funds from issuance of securities

	R$ thousand
	2014						2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
Securities -Brazil:
- Mortgage bonds	33,535	170,247	201,133	-	404,915	505,994	604,105
- Letters of credit for real estate	331,617	5,126,315	3,938,658	2,466,115	11,862,705	11,647,542	5,995,699
- Letters of credit for agribusiness	565,118	2,185,356	3,260,659	2,559,446	8,570,579	4,676,898	4,371,017
- Financial bills	2,137,709	15,086,654	10,265,029	27,471,671	54,961,063	49,671,559	35,208,325
Subtotal	3,067,979	22,568,572	17,665,479	32,497,232	75,799,262	66,501,993	46,179,146
Securities - Overseas:
- MTN Program Issues (1)	89,647	2,106,367	187,483	3,906,809	6,290,306	6,063,411	8,429,928
- Securitization of future flow of money orders received from overseas (Note 16d)	5,575	396,632	396,633	1,690,671	2,489,511	2,479,639	3,061,988
- Issuance costs	-	-	-	(13,692)	(13,692)	(13,888)	(17,069)
Subtotal	95,222	2,502,999	584,116	5,583,788	8,766,125	8,529,162	11,474,847
Structured operations certificates	29,451	91,623	42,364	96,608	260,046	251,703	-
Grand total on December 31, 2014	3,192,652	25,163,194	18,291,959	38,177,628	84,825,433
%	3.8	29.7	21.6	44.9	100.0
Grand total on September 30, 2014	1,394,831	16,349,007	24,500,874	33,038,146		75,282,858
%	1.9	21.7	32.5	43.9		100.0
Grand total on December 31, 2013	2,855,025	9,289,359	8,634,955	36,874,654			57,653,993
%	4.9	16.1	15.0	64.0			100.0

(1)  Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long terms.

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Notes to the Consolidated Financial Statements

d)    Since 2003, Bradesco has used certain agreements to optimize its funding and liquidity management activities by using an SPE - Special Purpose Entity. This SPE, known as International Diversified Payment Rights Company, is financed with long-term debt and settled through future cash flows from underlying assets which basically include flows from current payment orders and future remittances made by individuals and companies located overseas to beneficiaries in Brazil for which the Bank acts as a paying agent.

Long-term securities issued by the SPE and sold to investors are settled with proceeds from the payment order flows. Bradesco is obliged to redeem these securities in specific cases of delinquency or if the SPE discontinues operations.

Funds from the sale of current and future payment order flows, received by the SPE, must be maintained in a specific bank account until a minimum amount has been reached.

Below are the main features of the notes issued by the SPE:

	R$ thousand
	Date of issue	Amount of the operation	Maturity	Total
				2014		2013
				December 31	September 30	December 31
Securitization of future flow of payment orders received from overseas	6.11.2007	481,550	5.20.2014	-	-	36,156
	6.11.2007	481,550	5.20.2014	-	-	36,129
	12.20.2007	354.260	11.20.2014	-	-	70,047
	12.17.2009	133,673	11.20.2014	-	-	43,754
	3.6.2008	836,000	5.22.2017	596,861	611,927	761,361
	12.19.2008	1,168,500	2.20.2019	1,060,833	1,040,019	1,169,543
	12.17.2009	133,673	2.20.2017	83,280	86,430	110,164
	12.17.2009	89,115	2.20.2020	94,204	91,245	99,672
	8.20.2010	307,948	8.21.2017	231,696	235,182	286,108
	9.29.2010	170,530	8.21.2017	132,422	134,414	163,520
	11.16.2011	88,860	11.20.2018	99,260	102,386	115,480
	11.16.2011	133,290	11.22.2021	190,955	178,036	170,054
Total		4,378,949		2,489,511	2,479,639	3,061,988

e)     Cost for market funding and inflation and interest adjustments of technical reserves for insurance, pension plans and capitalization bonds

	R$ thousand
	2014			2013
	4th Quarter	3rd quarter	December 31 YTD	December 31 YTD
Savings deposits	1,452,945	1,413,506	5,440,263	4,112,323
Time deposits	2,362,566	2,429,720	9,591,350	8,289,627
Securities sold under agreements to repurchase	7,879,859	7,056,151	25,942,384	21,195,259
Funds from issuance of securities	2,295,328	2,101,298	7,435,603	4,436,949
Other funding expenses	120,815	117,161	464,468	405,091
Subtotal	14,111,513	13,117,836	48,874,068	38,439,249
Cost for inflation and interest adjustment of technical reserves of insurance, pension plans and capitalization bonds	2,866,282	2,437,088	10,376,435	5,858,966
Total	16,977,795	15,554,924	59,250,503	44,298,215

Bradesco     182

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Notes to the Consolidated Financial Statements

17)  BORROWING AND ON-LENDING

a)     Borrowing

	R$ thousand
	2014						2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
In Brazil - other institutions	8,415	-	-	11,743	20,158	20,009	13,509
Overseas	2,582,336	6,749,480	3,783,100	2,083,518	15,198,434	15,052,353	15,217,347
Grand total on December 31, 2014	2,590,751	6,749,480	3,783,100	2,095,261	15,218,592
%	17.0	44.3	24.9	13.8	100.0
Grand total on September 30, 2014	2,098,768	6,940,385	4,108,899	1,924,310		15,072,362
%	13.9	46.0	27.3	12.8		100.0
Grand total on December 31, 2013	1,996,402	8,729,025	3,469,320	1,036,109			15,230,856
%	13.1	57.3	22.8	6.8			100.0

b)    On-lending

	R$ thousand
	2014						2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
In Brazil	1,060,487	5,504,325	6,569,815	29,160,950	42,295,577	41,251,702	40,681,143
- National Treasury	-	-	151,096	-	151,096	128,451	23,735
- BNDES	336,709	1,714,203	2,005,811	8,216,720	12,273,443	12,127,892	12,332,733
- CEF	1,773	4,590	5,508	8,262	20,133	24,760	39,814
- FINAME	721,697	3,785,532	4,406,136	20,935,968	29,849,333	28,969,006	28,283,241
- Other institutions	308	-	1,264	-	1,572	1,593	1,620
Overseas	91,060	197,887	1,195,020	-	1,483,967	237,093	182,853
Grand total on December 31, 2014	1,151,547	5,702,212	7,764,835	29,160,950	43,779,544
%	2.6	13.0	17.7	66.7	100.0
Grand total on September 30, 2014	1,179,150	5,189,937	6,576,002	28,543,706		41,488,795
%	2.8	12.5	15.9	68.8		100.0
Grand total on December 31, 2013	1,258,343	5,665,229	5,479,804	28,460,620			40,863,996
%	3.1	13.9	13.4	69.6			100.0

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Notes to the Consolidated Financial Statements

c)     Borrowing and on-lending expenses

	R$ thousand
	2014			2013
	4th Quarter	3rd quarter	December 31 YTD	December 31 YTD
Borrowing:
- In Brazil	4,762	2,901	10,053	29,975
- Overseas	40,537	37,596	138,365	131,635
Subtotal borrowing	45,299	40,497	148,418	161,610
On-lending in Brazil:
- National Treasury	2,921	2,078	5,248	1,309
- BNDES	180,271	176,948	703,085	697,834
- CEF	418	405	1,945	3,263
- FINAME	189,717	188,421	710,845	857,454
- Other institutions	28	9	53	329
On-lending overseas:
- Payables to foreign bankers (Note 11a)	402,929	515,410	890,723	1,135,656
- Other expenses with foreign on-lending	3,865,456	4,682,343	6,219,411	5,348,079
- Exchange variation from investments overseas	(2,162,641)	(2,601,623)	(3,507,294)	(2,799,653)
Subtotal on-lending	2,479,099	2,963,991	5,024,016	5,244,271
Total	2,524,398	3,004,488	5,172,434	5,405,881

18)  PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES - TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), claiming to offset PIS against Gross Operating Income, paid under Decree-Laws no 2445/88 and no 2449/88, regarding the payment that exceeded the amount due under Supplementary Law      no 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations - tax and social security

Bradesco Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recorded provisions based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, where the loss is deemed probable.

Management considers that the provision is sufficient to cover losses generated by the respective lawsuits.

Liability related to litigation is held until the conclusion to the lawsuit, represented by judicial decisions, with no further appeals or due to the statute of limitation.

               I -   Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid overtime, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

Bradesco     184

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Notes to the Consolidated Financial Statements

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not cause significant impact on Bradesco Organization’s financial position.

It is worth mentioning the significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances is due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recorded in provisions, taking into consideration the claims where the Bank is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits on cognizance stage, until the Court issues a final decision on the right under litigation.

             III -   Legal obligations - provision for tax risks

The Bradesco Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-          PIS and COFINS – R$ 1,818,412 thousand (R$ 1,649,507 thousand on September 30, 2014 and R$ 2,474,009 thousand on December 31, 2013): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law no 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-        INSS Autonomous Brokers – R$ 1,531,540 thousand (R$ 1,471,067 thousand on September 30, 2014 and R$ 1,313,647 thousand on December 31, 2013): discussing the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law no 84/96 and subsequent regulations/amendments, at 20.0% with an additional 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law no 8212/91, as new wording in Law no 9876/99;

185             Economic and Financial Analysis Report – December 2014

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Notes to the Consolidated Financial Statements

-        IRPJ/Credit Losses – R$ 2,059,542 thousand (R$ 1,881,757 thousand on September 30, 2014 and R$ 1,756,396 thousand on December 31, 2013): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless if they comply with the terms and conditions provided for in Articles 9 to 14 of Law no 9430/96 that only apply to temporary losses;

-        PIS – EC 17/97 - R$ 321,748 thousand (R$ 318,357 thousand on June 30, 2014): for the period from July 1997 to February 1998, request to calculate and pay PIS contributions as established by LC 07/70 (PIS Repique) and not as established by EC 17/97 (PIS on Gross Operating Income); and

-        PIS – R$ 320,067 thousand (R$ 317,246 thousand on September 30, 2014 and R$ 310,127 thousand on December 31, 2013): we are requesting the authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, corresponding to the surplus paid over that calculated on the tax base established in the Constitution, i.e., gross operating income, as defined in the income tax legislation – (set out in Article 44 of Law no 4506/64), which excludes interest income.

            IV -   Provisions by nature

	R$ thousand
	2014		2013
	December 31	September 30	December 31
Labor claims	2,737,447	2,859,976	2,537,405
Civil claims	3,941,689	3,999,740	3,823,499
Subtotal (1)	6,679,136	6,859,716	6,360,904
Provision for tax risks (2)	7,571,986	7,371,100	7,728,691
Total	14,251,122	14,230,816	14,089,595

(1)  Note 20b; and

(2)  Classified under “Other liabilities - tax and social security” (Note 20a).

              V -   Changes in provisions

	R$ thousand
	2014
	Labor (1)	Civil	Tax (2) (3)
Balance on December 31, 2013	2,537,405	3,823,499	7,728,691
Adjustment for inflation	312,300	365,271	527,818
Provisions, net of reversals and write-offs	1,217,056	576,926	(572,480)
Payments	(1,329,314)	(824,007)	(112,043)
Balance on December 31, 2014	2,737,447	3,941,689	7,571,986

(1)  Includes the constitution of labor provisions concerning the change in calculation methodology, originating from acquired banks, with unique characteristics, based on the updated recent loss history, totaling R$ 488,300 thousand;

(2)  Includes: (i) the reversal of the tax provision related to the COFINS case totaling R$ 1,378,103 thousand, following a favorable outcome for the Bradesco Organization and (ii) the establishment of tax provisions for the PIS case – EC 17/97, totaling R$ 212,888 thousand; and

(3)  Mainly include legal liabilities.

Bradesco     186

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Notes to the Consolidated Financial Statements

c)   Contingent liabilities classified as possible losses

The Bradesco Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recorded as a liability in the financial statements. The main proceedings in this category are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$ 1,840,272 thousand (R$ 1,794,587 thousand on September 30, 2014 and R$ 1,434,155 thousand on December 31, 2013) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; b) 2006-2010 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$ 4,264,479 thousand (R$ 3,831,988 thousand on September 30, 2014 and R$ 1,567,042 thousand on December 31, 2013); c) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$ 1,034,018 thousand (R$ 550,255 thousand on September 30, 2014, and R$ 526,261 thousand on December 31, 2013); d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2010, and differences in depreciation and operating expenses and income, amounting to R$ 1,226,665 thousand (R$ 473,869 thousand on September 30, 2014 and R$ 460,380 thousand on December 31, 2013); and e) IRPJ, CSLL, PIS and COFINS deficiency note, amounting to R$ 348,129 thousand (R$ 344,286 thousand on September 30, 2014 and R$ 323,697 thousand on December 31, 2013), on alleged tax-exempt gain, when BOVESPA shares were merged into Nova Bolsa (BM&FBOVESPA), in 2008; f) IRPJ and CSSL, amounting to R$ 378,664 thousand relating to profit of subsidiaries based overseas, for the calendar years of 2008 and 2009.

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Notes to the Consolidated Financial Statements

19)  SUBORDINATED DEBT

					R$ thousand
					2014		2013
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	December 31	September 30	December 31
In Brazil:
Subordinated CDB:
2014 (2)	6	-	R$	112.0% of CDI rate	-	1,844,433	1,695,101
				IPCA + (6.92% p.a. - 8.55% p.a.)
2015	6	1,274,696	R$	108.0% to 112.0% of CDI rate	2,677,464	2,581,348	2,321,721
2016	6	500	R$	IPCA + 7.1292% p.a.	952	919	833
2019	10	20,000	R$	IPCA + 7.76% p.a.	40,986	39,526	35,665
Financial bills:
				IGPM + 6.3874% p.a.
				IPCA + (6.7017% p.a. - 6.8784% p.a.)
				Fixed rate of 13.0949% p.a.
2016	6	102,018	R$	108.0% to 110.0% of CDI rate	166,069	160,837	146,686
				100.0% of CDI rate + (1.2685%p.a. - 1.3656% p.a.)
				IGPM + (5.7745% p.a. – 6.9588% p.a.)
				IPCA + (5.6030% p.a. - 7.5482% p.a.)
				Fixed rate (11.7493% p.a. – 13.8609% p.a.)
2017	6	8,630,999	R$	104.0% to 112.5% of CDI rate	9,904,746	9,662,731	9,494,902
				100.0% of CDI rate + (0.7855%p.a. - 1.3061% p.a.)
				IGPM + (4.0147% p.a. – 6.2626% p.a.)
				IPCA + (3.6712% p.a. - 6.2822% p.a.)
				Fixed rate (9.3991% p.a. – 12.1754% p.a.)
2018	6	8,262,799	R$	105.0% to 112.2% of CDI rate	9,036,475	8,999,864	8,741,001
				IGPM + (3.6320% p.a. – 4.0735% p.a.)
				IPCA + (3.2983% p.a. - 4.4268% p.a.)
				Fixed rate (9.3207% p.a. – 10.3107% p.a.)
2019	6	21,858	R$	109.3% to 109.5% of CDI rate	26,148	25,446	23,599

Bradesco     188

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Notes to the Consolidated Financial Statements

					R$ thousand
					2014		2013
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	December 31	September 30	December 31
				IPCA + 7.4163% p.a.
2017	7	40,100	R$	Fixed rate of 13.1763% p.a.	72,358	69,987	63,491
				IGPM + 6.6945% p.a.
2018	7	141,050	R$	IPCA + (5.9081% p.a. - 7.3743% p.a.)	216,409	209,223	192,648
				100.0% of CDI rate + (1.0079% p.a. – 1.0412% p.a.)
				IGPM rate + 4.1768 p.a.
				IPCA + (4.0262% p.a. - 6.1757% p.a.)
				Fixed rate (10.1304% p.a. – 11.7550% p.a.)
2019	7	3,172,835	R$	110.5% to 112.2% of CDI rate	3,294,514	3,364,164	3,248,804
2020	7	1,700	R$	IPCA + 4.2620% p.a.	2,036	1,980	1,831
2018	8	50,000	R$	IGPM + 7.0670% p.a.	82,323	79,417	74,087
				IGPM + 5.8351% p.a.
				IPCA + (5.8950% p.a. - 6.3643% p.a.)
2019	8	12,735	R$	Fixed rate of 13.3381% p.a.	19,329	18,715	17,061
				IGPM + 5.5341% p.a.
				IPCA + (3.9941% p.a. - 6.1386% p.a.)
				Fixed rate (11.1291% p.a. – 11.8661% p.a.)
2020	8	28,556	R$	110.0% to 110.7% of CDI rate	37,726	36,614	33,616
2021	8	1,236	R$	IPCA + (3.7004% p.a. - 4.3419% p.a.)	1,486	1,447	1,341
2021	9	7,000	R$	111.0% of CDI rate	8,898	8,633	7,940
				IGPM + (6.0358% p.a. - 6.6244% p.a.)
				IPCA + (5.8789% p.a. - 7.1246% p.a.)
				Fixed rate of 12.7513% p.a.
2021	10	19,200	R$	109.0% of CDI rate	27,976	27,098	24,836
				IGPM + (3.9270% p.a. - 4.2994% p.a.)
				IPCA + (4.1920% p.a. - 6.0358% p.a.)
				Fixed rate (10.3489% p.a. – 12.4377% p.a.)
2022	10	54,143	R$	110.0% to 111.3% of CDI rate	70,401	68,373	62,974
				IGPM + (3.5855% p.a. – 3.9984% p.a.)
				IPCA + (3.9292% p.a. - 4.9620% p.a.)
2023	10	688,064	R$	Fixed rate (10.6804% p.a. – 10.8971% p.a.)	810,721	788,248	740,605
CDB pegged to loans:
2015 to 2016	1 to 2	2,772	R$	100.0% of CDI rate	3,073	3,489	4,623
Subtotal in Brazil					26,500,090	27,992,492	26,933,365
Overseas:
2014 (1)	10	-	Euro	Rate of 8.00% p.a.	-	-	737,936
2019	10	1,333,575	US$	Rate of 6.75% p.a.	2,026,515	1,838,939	1,786,928
2021	11	2,766,650	US$	Rate of 5.90% p.a.	4,349,977	3,961,673	3,840,823
2022	11	1,886,720	US$	Rate of 5.75% p.a.	2,967,773	2,702,858	2,619,662
Issuance costs on funding					(22,688)	(31,565)	(33,711)
Subtotal overseas					9,321,577	8,471,905	8,951,638
Grand total					35,821,667	36,464,397	35,885,003

(1)  Subordinated debt transactions that matured in April 2014; and

(2)  Subordinated debt transactions that matured in November 2014.

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Notes to the Consolidated Financial Statements

20)  OTHER LIABILITIES

a)   Tax and social security

	R$ thousand
	2014		2013
	December 31	September 30	December 31
Provision for tax risk (Note 18b IV)	7,571,986	7,371,100	7,728,691
Provision for deferred income tax (Note 34f)	3,291,978	3,240,207	3,187,945
Taxes and contributions on profit payable	4,290,860	3,706,387	3,685,703
Taxes and contributions payable	1,041,316	1,030,787	1,247,385
Total	16,196,140	15,348,481	15,849,724

b)   Sundry

	R$ thousand
	2014		2013
	December 31	September 30	December 31
Credit card operations	18,094,072	16,050,168	16,781,768
Sundry creditors	9,053,390	7,515,246	6,378,177
Civil and labor provisions (Note 18b IV)	6,679,136	6,859,716	6,360,904
Provision for payments	5,894,823	6,123,946	5,226,193
Loan assignment obligations	4,948,920	4,320,900	-
Liabilities for acquisition of assets and rights	1,054,651	971,602	1,248,129
Other (1)	2,432,442	2,302,303	1,973,679
Total	48,157,434	44,143,881	37,968,850

(1)  On December 31, 2014, it includes provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which was identified within the excess provision, and totaling R$ 421,596 thousand (R$ 367,495 thousand on September 30, 2014 and R$ 337,623 on December 31, 2013) (Note 10g).

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Notes to the Consolidated Financial Statements

21)  INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a)   Technical reserves by account

	R$ thousand
	Insurance (1)			Life and pension plans (2) (3)			Capitalization bonds			Total
	2014		2013	2014		2013	2014		2013	2014		2013
	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31
Current and long-term liabilities
Mathematical reserve for unvested benefits	798,859	788,329	756,961	120,906,070	113,064,451	104,970,618	-	-	-	121,704,929	113,852,780	105,727,579
Mathematical reserve for vested benefits	171,416	171,336	166,736	6,985,943	6,804,196	6,447,716	-	-	-	7,157,359	6,975,532	6,614,452
Mathematical reserve for capitalization bonds	-	-	-	-	-	-	5,979,268	5,747,032	5,215,073	5,979,268	5,747,032	5,215,073
Reserve for claims incurred but not reported (IBNR)	1,606,139	1,534,700	1,370,964	1,056,836	1,131,405	1,185,023	-	-	-	2,662,975	2,666,105	2,555,987
Unearned premium reserve	4,066,840	4,134,330	3,213,684	277,958	292,181	263,077	-	-	-	4,344,798	4,426,511	3,476,761
Complementary reserve for coverage	-	-	-	1,624,285	1,366,643	1,470,235	-	-	-	1,624,285	1,366,643	1,470,235
Reserve for unsettled claims	4,161,997	4,081,312	3,716,644	1,097,502	1,018,470	1,263,808	-	-	-	5,259,499	5,099,782	4,980,452
Reserve for financial surplus	-	-	-	426,239	414,861	395,227	-	-	-	426,239	414,861	395,227
Reserve for draws and redemptions	-	-	-	-	-	-	631,378	660,552	600,122	631,378	660,552	600,122
Other reserves	1,897,000	1,898,713	1,875,749	1,482,137	2,766,160	3,232,581	97,216	94,372	84,893	3,476,353	4,759,245	5,193,223
Total reserves	12,702,251	12,608,720	11,100,738	133,856,970	126,858,367	119,228,285	6,707,862	6,501,956	5,900,088	153,267,083	145,969,043	136,229,111

191             Economic and Financial Analysis Report – December 2014

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Notes to the Consolidated Financial Statements

b)    Technical reserves by product

	R$ thousand
	Insurance			Life and pension plans			Capitalization bonds			Total
	2014		2013	2014		2013	2014		2013	2014		2013
	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31
Health	6,622,586	6,380,339	5,877,726	-	-	-	-	-	-	6,622,586	6,380,339	5,877,726
Auto/RCF	3,195,820	3,335,792	2,721,359	-	-	-	-	-	-	3,195,820	3,335,792	2,721,359
DPVAT/Retrocession (4)	242,246	261,732	210,426	3,955	3,934	554,609	-	-	-	246,201	265,666	765,035
Life	14,726	14,887	14,834	6,410,820	6,476,261	5,543,216	-	-	-	6,425,546	6,491,148	5,558,050
Basic lines	2,626,873	2,615,970	2,276,393	-	-	-	-	-	-	2,626,873	2,615,970	2,276,393
Unrestricted Benefits Generating Plan - PGBL - in contribution phase	-	-	-	20,916,893	20,398,594	19,389,474	-	-	-	20,916,893	20,398,594	19,389,474
Long-Term Life Insurance - VGBL - in contribution phase	-	-	-	86,977,487	80,127,747	74,053,885	-	-	-	86,977,487	80,127,747	74,053,885
Pension plans	-	-	-	19,547,815	19,851,831	19,687,101	-	-	-	19,547,815	19,851,831	19,687,101
Capitalization bonds	-	-	-	-	-	-	6,707,862	6,501,956	5,900,088	6,707,862	6,501,956	5,900,088
Total technical reserves	12,702,251	12,608,720	11,100,738	133,856,970	126,858,367	119,228,285	6,707,862	6,501,956	5,900,088	153,267,083	145,969,043	136,229,111

Bradesco     192

                     Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Guarantees for technical reserves

	R$ thousand
	Insurance			Life and pension plans			Capitalization bonds			Total
	2014		2013	2014		2013	2014		2013	2014		2013
	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31
Total technical reserves	12,702,251	12,608,720	11,100,738	133,856,970	126,858,367	119,228,285	6,707,862	6,501,956	5,900,088	153,267,083	145,969,043	136,229,111
(-) Deferred acquisition costs that reduce unearned premium reserve (PPNG)	(270,631)	(263,639)	(213,353)	-	-	-	-	-	-	(270,631)	(263,639)	(213,353)
(-) Portion corresponding to contracted reinsurance	(871,011)	(908,629)	(841,829)	(12,612)	(14,532)	(6,048)	-	-	-	(883,623)	(923,161)	(847,877)
(-) Deposits retained at IRB and court deposits	(2,318)	(2,318)	(2,330)	-	-	(54,704)	-	-	-	(2,318)	(2,318)	(57,034)
(-) Receivables	(891,065)	(1,011,577)	(775,873)	-	-	-	-	-	-	(891,065)	(1,011,577)	(775,873)
(-) Unearned premium reserve – Health Insurance (5)	(949,029)	(905,676)	(774,247)	-	-	-	-	-	-	(949,029)	(905,676)	(774,247)
(-) Reserves from DPVAT agreements (4)	(236,239)	(255,477)	(203,994)	-	-	(550,668)	-	-	-	(236,239)	(255,477)	(754,662)
To be insured	9,481,958	9,261,404	8,289,112	133,844,358	126,843,835	118,616,865	6,707,862	6,501,956	5,900,088	150,034,178	142,607,195	132,806,065

Investment fund quotas (VGBL and PGBL)	-	-	-	107,894,380	100,526,341	93,443,359	-	-	-	107,894,380	100,526,341	93,443,359
Investment fund quotas (excluding VGBL and PGBL)	7,980,702	6,121,178	6,155,469	20,080,415	16,084,846	20,251,406	1,825,193	4,144,227	3,602,178	29,886,310	26,350,251	30,009,053
Government securities	5,046,582	4,117,080	3,486,879	10,228,007	10,024,497	5,281,167	5,177,471	2,004,487	1,978,141	20,452,060	16,146,064	10,746,187
Private securities	105,943	105,872	101,109	173,684	174,185	194,651	42,729	41,885	95,610	322,356	321,942	391,370
Shares	2,956	4,487	5,029	1,296,157	1,364,333	1,048,629	305,184	328,248	388,824	1,604,297	1,697,068	1,442,482
Total technical reserve guarantees	13,136,183	10,348,617	9,748,486	139,672,643	128,174,202	120,219,212	7,350,577	6,518,847	6,064,753	160,159,403	145,041,666	136,032,451

(1)     “Other reserves” - Insurance basically refers to technical reserves of the “personal health” portfolio;

(2)     Includes personal insurance and pension plans;

(3)     “Other reserves” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled”, “Reserve for related expenses”;  In the 4th quarter of 2014, in compliance with SUSEP Circular Letter no 462, of January 2013, the “Other Technical Reserves (OPT)” balance was reversed;

(4)     In January 2014, the shutdown of DPVAT insurance consortia was requested; and

(5)     Deduction set forth in Article 4 of ANS Normative Resolution no 314/12.

193             Economic and Financial Analysis Report – December 2014

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

d)   Insurance, pension plan contribution and capitalization bond retained premiums

	R$ thousand
	2014			2013
	4th Quarter	3rd quarter	December 31 YTD	December 31 YTD
Written premiums	7,075,823	7,201,071	27,391,271	23,177,258
Pension plan contributions (including VGBL)	9,371,359	4,383,620	23,769,693	22,307,218
Capitalization bond income	1,432,086	1,415,612	5,342,565	4,638,788
Granted coinsurance premiums	(24,171)	(25,726)	(135,729)	(153,485)
Refunded premiums	(49,502)	(70,567)	(216,212)	(218,195)
Net written premiums	17,805,595	12,904,010	56,151,588	49,751,584
Reinsurance premiums	(73,063)	(104,404)	(354,041)	(225,581)
Insurance, pension plan and capitalization bond retained premiums	17,732,532	12,799,606	55,797,547	49,526,003

22)  NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	R$ thousand
	2014		2013
	December 31	September 30	December 31
Banco Bradesco BBI S.A.	12,838	104,134	131,205
Other (1)	379,674	385,506	474,230
Total	392,512	489,640	605,435

(1)  Mainly related to the non-controlling interest in Odontoprev S.A.

23)  SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	2014		2013
	December 31	September 30	December 31
Common shares	2,103,637,129	2,103,637,129	2,103,637,129
Preferred shares	2,103,636,910	2,103,636,910	2,103,636,910
Subtotal	4,207,274,039	4,207,274,039	4,207,274,039
Treasury (common shares)	(2,898,610)	(2,898,610)	(2,898,610)
Treasury (preferred shares)	(8,984,870)	(8,984,870)	(7,866,270)
Total outstanding shares	4,195,390,559	4,195,390,559	4,196,509,159

b)    Changes in capital stock in number of shares

	Common shares	Preferred shares	Total
Number of outstanding shares as at December 31, 2013	2,100,738,519	2,095,770,640	4,196,509,159
Shares acquired and not canceled	-	(1,118,600)	(1,118,600)
Number of outstanding shares as at December 31, 2014	2,100,738,519	2,094,652,040	4,195,390,559

Bradesco     194

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)    Interest on shareholders’ equity/dividends

Preferred shares have no voting rights, but are entitled to all other rights and advantages given to common shares and, in compliance with Bradesco’s Bylaws, have priority for repayment of capital and an additional ten percent (10%) interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law no 6404/76, amended by Law no 10303/01.

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or dividends amounting to at least 30% of the net income for the year, adjusted in accordance with Brazilian Corporate Law.

Interest on shareholders’ equity is calculated based on the shareholders’ equity limited to the variation in the Federal Government Long-Term Interest Rates (TJLP), subject to available profits before deductions, or transfer to retained earnings or profit reserves for the amounts equivalent or greater than twice its value.

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax, in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on February 10, 2014 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2013, for the amount of R$ 853,858 thousand, at R$ 0.193826693 per common share and R$ 0.213209362 per preferred share, which was paid on March 7, 2014.

The Board of Directors’ Meeting held on June 24, 2014 approved the Board of Executive Officers’ proposal to pay shareholders’ supplementary interest on shareholders’ equity and dividends for the first half-year of 2014, totaling R$ 829,000 thousand, at R$ 0.188201395 per common share and R$ 0.207021535 per preferred share, which was paid on July 18, 2014.

The Board of Directors’ Meeting held on December 22, 2014 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2014, for the amount of R$ 2,600,300 thousand, at R$ 0.590325800 (net of 15% withholding income tax - R$ 0.501776930) per common share and R$ 0.649358380 (net of 15% withholding income tax - R$ 0.551954623) per preferred share, which will be paid on March 6, 2015.

Interest on shareholders’ equity and dividends for the year ending December 31, 2014 is calculated as follows:

	R$ thousand	% (1)
Net income for the year	15,088,818
(-) Legal reserve	(754,442)
Adjusted calculation basis	14,334,376
Monthly and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	3,595,008
Withholding income tax on interest on shareholders’ equity	(539,251)
Interim dividends paid and/ or provisioned	1,459,572
Interest on shareholders’ equity (net)/dividends accumulated in 2014	4,515,329	31.50
Interest on shareholders’ equity (net)/dividends accumulated in 2013	3,594,300	31.50

(1)  Percentage of interest on shareholders’ equity/dividends after adjustments.

195             Economic and Financial Analysis Report – December 2014

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Interest on shareholders’ equity was paid or recorded in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recorded in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recorded in provision
	Common shares	Preferred shares
Monthly interest on shareholders’ equity paid	0.225815	0.248397	972,752	145,913	826,839
Intermediate interest on shareholders’ equity paid	0.188254	0.207078	829,998	124,500	705,498
Supplementary interest on shareholders’ equity paid	0.322576	0.354834	1,421,300	213,195	1,208,105
Supplementary dividends paid	0.193790	0.213169	853,858	-	853,858
December 31, 2013 YTD Total	0.930435	1.023478	4,077,908	483,608	3,594,300
Monthly interest on shareholders’ equity paid	0.225816	0.248397	994,708	149,206	845,502
Supplementary interest on shareholders’ equity provisioned (1)	0.590326	0.649358	2,600,300	390,045	2,210,255
Interim dividends paid (2)	0.188201	0.207022	829,000	-	829,000
Supplementary dividends provisioned	0.143154	0.157469	630,572	-	630,572
December 31, 2014 Total	1.147497	1.262246	5,054,580	539,251	4,515,329

(1)  To be paid on March 6, 2015; and

(2)  Paid on July 18, 2014.

d)     Treasury shares

The Board of Directors’ Meeting held on June 25, 2013 resolved to renew the term for the share buy-back program based on the previous conditions, which remained in force until June 26, 2014. The Board of Directors’ Meeting held on June 24, 2014 resolved to renew the term for the share buy-back program, based on the previous conditions. It is valid until June 26, 2015.

A total of 2,898,610 common shares and 8,984,870 preferred shares had been acquired, totaling R$ 298,015 thousand until December 31, 2014, and remain in treasury. The minimum, medium and maximum cost per common share is R$ 23.62221, R$ 25.41203 and R$ 27.14350, and per preferred share is R$ 25.23185, R$ 27.16272 and R$ 33.12855, respectively. The fair value was R$ 34.32 per common share and R$ 35.06 per preferred share on December 31, 2014.

24)  FEE AND COMMISSION INCOME

	R$ thousand
	2014			2013
	4th Quarter	3rd quarter	December 31 YTD	December 31 YTD
Credit card income	2,130,809	1,990,712	7,803,795	6,876,661
Checking account	1,079,804	1,025,028	4,020,631	3,607,887
Loans	694,596	688,275	2,581,673	2,244,882
Asset management	657,344	653,008	2,449,818	2,323,521
Collections	398,057	399,857	1,565,709	1,471,005
Consortium management	239,974	227,792	880,373	722,462
Underwriting / Financial Advisory Services	120,865	134,345	636,407	568,402
Custody and brokerage services	136,410	138,314	520,290	510,785
Payments	86,568	89,272	372,205	353,265
Other	242,910	240,092	959,183	780,729
Total	5,787,337	5,586,695	21,790,084	19,459,599

Bradesco     196

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

25)  PAYROLL AND RELATED BENEFITS

	R$ thousand
	2014			2013
	4th Quarter	3rd quarter	December 31 YTD	December 31 YTD
Salaries	1,682,819	1,653,681	6,415,885	6,017,209
Benefits	778,614	738,942	2,918,997	2,701,970
Social security charges	637,969	626,360	2,434,495	2,293,667
Employee profit sharing	309,196	327,596	1,256,427	1,115,330
Provision for labor claims (1)	216,482	665,535	1,284,797	806,257
Training	50,899	40,179	144,658	126,836
Total	3,675,979	4,052,293	14,455,259	13,061,269

(1)  The 3rd quarter of 2014 and the December 31, 2014 YTD include the constitution of additional labor provisions for claims originating from acquired banks, with unique characteristics following the change in the calculation methodology, , based on the updated recent loss history, totaling R$ 488,300 thousand.

26)  OTHER ADMINISTRATIVE EXPENSES

	R$ thousand
	2014			2013
	4th Quarter	3rd quarter	December 31 YTD	December 31 YTD
Outsourced services	1,109,245	973,880	3,910,403	3,665,502
Depreciation and amortization	535,872	487,898	1,933,000	1,746,523
Communication	388,008	382,306	1,524,016	1,608,216
Data processing	369,313	340,355	1,371,663	1,297,411
Advertising and marketing	401,346	184,088	934,182	792,519
Rental	239,621	225,237	894,620	830,841
Transport	180,833	192,911	776,218	832,345
Financial system services	193,428	195,785	773,850	732,381
Asset maintenance	200,031	168,808	700,218	661,094
Security and surveillance	141,399	140,171	558,664	494,585
Supplies	88,569	85,227	341,511	310,151
Water, electricity and gas	64,914	54,237	237,418	224,990
Travel	53,814	37,116	155,550	138,011
Other	262,603	195,842	903,708	1,094,935
Total	4,228,996	3,663,861	15,015,021	14,429,504

27)  TAX EXPENSES

	R$ thousand
	2014			2013
	4th Quarter	3rd quarter	December 31 YTD	December 31 YTD
Contribution for Social Security Financing (COFINS)	678,936	582,852	2,827,390	2,744,974
Social Integration Program (PIS) contribution	113,059	97,705	503,543	489,975
Tax on Services (ISSQN)	147,496	141,480	571,850	531,829
Municipal Real Estate Tax (IPTU) expenses	8,195	11,020	60,793	53,883
Other	63,824	77,119	268,283	208,301
Total	1,011,510	910,176	4,231,859	4,028,962

197             Economic and Financial Analysis Report – December 2014

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Notes to the Consolidated Financial Statements

28)  OTHER OPERATING INCOME

	R$ thousand
	2014			2013
	4th Quarter	3rd quarter	December 31 YTD	December 31 YTD
Other interest income	526,504	532,215	1,916,915	1,596,283
Reversal of other operating provisions (1)	165,316	1,627,705	1,976,951	2,615,863
Gains on sale of goods	1,858	1,669	10,270	87,626
Revenues from recovery of charges and expenses	80,593	51,669	179,308	110,905
Other	293,823	337,559	1,054,013	983,575
Total	1,068,094	2,550,817	5,137,457	5,394,252

(1)  Includes: (i) in the 3rd quarter of 2014 and in the December 31, 2014 YTD, the reversal of tax provision related to the COFINS case, following a favorable outcome for the Bradesco Organization (Note 18b (v)); and (ii) in the December 31, 2013 YTD, effect of the reversal of provision previously recorded, relating to the adhesion to the tax liability installment and cash payment program.

29)  OTHER OPERATING EXPENSES

	R$ thousand
	2014			2013
	4th Quarter	3rd quarter	December 31 YTD	December 31 YTD
Other finance costs	1,390,841	1,127,692	4,910,678	4,363,067
Sundry losses	472,348	488,350	1,755,229	1,628,011
Commissions on loans and financing	355,149	318,525	1,339,331	1,355,198
Discount granted	344,825	388,146	1,329,192	1,073,612
Intangible assets amortization	223,122	211,816	848,162	922,438
Goodwill amortization (Note 15a)	50,069	44,989	176,646	210,901
Other (1)	365,597	516,557	1,808,484	1,864,837
Total	3,201,951	3,096,075	12,167,722	11,418,064

(1)     Includes: (i) in the 3rd quarter of 2014 and in the December 31, 2014 YTD, the constitution of tax provision related to the PIS case – EC 17/97 (Note 18b (v)); and (ii) in the 4th quarter of 2014, in the December 31, 2014 YTD and in the December 31, 2013 YTD, expenses due to analysis of asset recoverability – impairment (Notes 14 and 15c).

30)  NON-OPERATING INCOME (LOSS)

	R$ thousand
	2014			2013
	4th Quarter	3rd quarter	December 31 YTD	December 31 YTD
Gain/loss on sale and write-off of assets and investments (1)	(132,643)	(93,724)	(366,729)	(126,959)
Recording/reversal of non-operating provisions	(59,041)	(27,958)	(211,641)	(183,347)
Other	14,032	27,609	62,606	67,973
Total	(177,652)	(94,073)	(515,764)	(242,333)

(1)  The 4th quarter of 2014, the December 31, 2014 YTD and the December 31, 2013 YTD include results originating from the sale of BM&FBovespa shares.

Bradesco     198

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

31)  RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)      Related party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	R$ thousand
	2014		2013	2014			2013
	December 31	September 30	December 31	4th Quarter	3rd quarter	December 31 YTD	December 31 YTD
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)
Interest on shareholders’ equity and dividends:	(1,019,589)	(696,563)	(724,226)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(750,925)	(513,017)	(533,391)	-	-	-	-
Fundação Bradesco	(268,664)	(183,546)	(190,835)	-	-	-	-
Demand deposits/Savings accounts:	(19,670)	(19,035)	(19,426)	(178)	(207)	(798)	(602)
BBD Participações S.A.	(8)	(2)	(3)	-	-	-	-
Nova Cidade de Deus Participações S.A.	(6)	(9)	(11)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(5)	(11)	(10)	-	-	-	-
Key Management Personnel	(19,651)	(19,013)	(19,402)	(178)	(207)	(798)	(602)
Time deposits:	(133,122)	(119,773)	(140,390)	(1,933)	(1,920)	(8,444)	(6,920)
Cidade de Deus Companhia Comercial de Participações	(59,941)	(50,824)	(61,332)	(19)	(15)	(71)	(51)
Key Management Personnel	(73,181)	(68,949)	(79,058)	(1,914)	(1,905)	(8,373)	(6,869)
Securities sold under agreements to repurchase:	(411,574)	(451,122)	(812,459)	(10,795)	(13,939)	(60,387)	(48,557)
Cidade de Deus Companhia Comercial de Participações	(290,413)	(282,611)	(657,308)	(7,802)	(7,852)	(34,926)	(31,077)
BBD Participações S.A.	(29,118)	(54,125)	(1,715)	(555)	(3,078)	(13,041)	(1,448)
Key Management Personnel	(92,043)	(114,386)	(153,436)	(2,438)	(3,009)	(12,420)	(16,032)
Funds from issuance of securities:	(619,551)	(631,864)	(564,862)	(16,460)	(15,196)	(59,746)	(36,113)
Key Management Personnel	(619,551)	(631,864)	(564,862)	(16,460)	(15,196)	(59,746)	(36,113)
Rental of branches:	-	-	-	(371)	(371)	(1,485)	(1,408)
Fundação Bradesco	-	-	-	(371)	(371)	(1,485)	(1,408)
Subordinated debts:	-	-	(754)	-	-	(27)	(56)
Fundação Bradesco	-	-	(754)	-	-	(27)	(56)

199             Economic and Financial Analysis Report – December 2014

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Compensation for key Management personnel

Each year, the Annual Shareholders’ Meeting approves:

•       The annual grand total amount of management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2014, the maximum amount of R$ 355,100 thousand was set for Management compensation and R$ 354,600 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution no 3921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

	R$ thousand
	2014			2013
	4th Quarter	3rd quarter	December 31 YTD	December 31 YTD
Salaries	75,307	82,285	319,743	326,132
INSS contributions	16,811	18,392	71,611	73,123
Total	92,118	100,677	391,354	399,255

Post-employment benefits

	R$ thousand
	2014			2013
	4th Quarter	3rd quarter	December 31 YTD	December 31 YTD
Defined contribution supplementary pension plans	82,040	79,327	322,726	322,926
Total	82,040	79,327	322,726	322,926

Bradesco does not offer its key Management personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution no 3989/11.

Other information

I)    Under current law, financial institutions are not allowed to grant loans or advances to:

a)   Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

b)   Individuals or corporations that own more than 10% of their capital; and

c)   Corporations in which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10% of equity.

Therefore, no loans or advances are granted by financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

Bradesco     200

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

II)   Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	2014		2013
	December 31	September 30	December 31
● Common shares	0.72%	0.72%	0.73%
● Preferred shares	1.04%	1.04%	1.02%
● Total shares (1)	0.88%	0.88%	0.87%

(1)  On December 31, 2014, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 2.98% of common shares, 1.08% of preferred shares and 2.03% of all shares.

32)  FINANCIAL INSTRUMENTS

a)      Risk Management

Risk management is highly strategic due to the increasing complexity of services and products and the globalization of the Organization’s business. The dynamic markets lead Bradesco to an ongoing improvement of this activity in the pursuit of best practices. For that reason, Bradesco was authorized by Bacen to use its internal market risk models, which were already in force, to calculate regulatory capital as of January 2013.

The Organization controls risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees from all Organization levels, from the business areas to the Board of Directors.

The management process allows the risks to be proactively identified, measured, mitigated, monitored and reported, which is necessary in view of the Organization’s complex financial products and activity profile.

Credit risk management

Credit risk refers to the possibility of losses as a result of the non-compliance by the borrower or counterparty with their financial obligations under agreed terms, as well as to the reduction in the value of a loan agreement resulting from a deterioration of the borrower’s risk rating, reduced earnings or remuneration, the advantageous terms / conditions given in a renegotiation, recovery costs and other values related to the counterparty’s non-compliance with its financial obligations.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations to preserve the integrity and autonomy of the processes.

The Organization controls its exposure to credit risk, which mainly results from loans, securities and derivative financial instruments. Credit risk also stems from financial obligations related to credit commitments or financial guarantees.

In order not to compromise the quality of the portfolio, it includes all aspects related to the lending process, concentration, guarantee requirement, terms, among others.

The Organization continuously maps all activities that can generate exposure to credit risk, with their respective ratings related to probability and magnitude, as well as the identification of their managers, measurement and mitigation plans.

201             Economic and Financial Analysis Report – December 2014

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Market risk management

Market risk is represented by the possibility of financial losses due to fluctuating prices and interest rates of the Organization’s financial instruments as its asset and liability portfolios may have mismatched maturities, currencies and indexes.

Market risk is carefully identified, measured, mitigated, controlled and reported. The Organization’s market risk exposure profile is in line with the guidelines established by the governance process, with limits monitored independently on a timely basis.

All transactions exposing the Organization to market risk are mapped, measured and classified by probability and importance, and the whole process is approved by the corporate governance structure.

The process of market risk management is performed at the corporate level. This process involves several areas, with specific assignments, ensuring an efficient structure, with the measurement and control of market risk being performed centrally and independently. The management process, approved by the Board of Directors, is reviewed at least annually by the Committees and by the Board of Directors.

In line with the Corporate Governance practices, aiming to preserve and strengthen the management of market and liquidity risks in the Organization, and to meet the provisions of CMN Resolution no 3464/07, the Board of Directors approved the Market and Liquidity Risk Management Policy, whose review is performed at least annually by the competent Committees and by the Board of Directors, providing the main guidelines for acceptance, control and management of market and liquidity risks. In addition to this policy, the Organization has specific rules to regulate the market and liquidity risk management process.

Bradesco     202

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Below is the statement of financial position by currency

	R$ thousand
	2014				2013
	December 31			September 30	December 31
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	1,016,969,347	951,180,903	65,788,444	62,861,510	60,859,376
Funds available	14,645,611	10,940,495	3,705,116	3,719,338	2,964,380
Interbank investments	202,412,056	201,583,100	828,956	376,055	3,582,928
Securities and derivative financial instruments	346,357,966	332,333,827	14,024,139	14,755,092	12,546,864
Interbank and interdepartmental accounts	52,003,976	52,003,976	-	-	-
Loan and leasing	296,407,031	259,364,898	37,042,133	34,229,293	33,073,614
Other receivables and assets	105,142,707	94,954,607	10,188,100	9,781,732	8,691,590
Permanent assets	15,070,604	14,964,649	105,955	40,241	43,739
Investments	1,712,465	1,709,812	2,653	2,774	351
Premises and equipment and leased assets	4,887,145	4,868,575	18,570	13,820	14,911
Intangible assets	8,470,994	8,386,262	84,732	23,647	28,477
Total	1,032,039,951	966,145,552	65,894,399	62,901,751	60,903,115

Liabilities
Current and long-term liabilities	949,846,520	871,066,053	78,780,467	74,538,988	71,949,294
Deposits	211,612,558	181,661,816	29,950,742	28,313,491	25,158,874
Securities sold under agreements to repurchase	320,194,095	313,235,269	6,958,826	4,763,076	2,266,279
Funds from issuance of securities	84,825,433	76,059,307	8,766,126	8,529,162	11,474,847
Interbank and interdepartmental accounts	5,957,419	4,200,026	1,757,393	2,216,677	1,871,243
Borrowing and on-lending	58,998,136	41,996,474	17,001,662	15,590,658	15,646,131
Derivative financial instruments	3,281,863	2,461,020	820,843	3,223,980	346,724
Technical reserve for insurance, pension plans and capitalization bonds	153,267,083	153,266,238	845	798	1,076
Other liabilities:
- Subordinated debts	35,821,667	26,500,090	9,321,577	8,471,905	8,951,638
- Other	75,888,266	71,685,813	4,202,453	3,429,241	6,232,482
Deferred income	292,669	292,669	-	-	-
Non-controlling interests in subsidiaries	392,512	392,512	-	-	-
Shareholders’ equity	81,508,250	81,508,250	-	-	-
Total	1,032,039,951	953,259,484	78,780,467	74,538,988	71,949,294

Net position of assets and liabilities			(12,886,068)	(11,637,237)	(11,046,179)
Net position of derivatives (2)			(17,327,187)	(14,907,527)	(11,555,704)
Other net off-balance-sheet accounts (3)			(1,012,215)	(1,019,834)	(170,905)
Net exchange position (liability)			(31,225,470)	(27,564,598)	(22,772,788)

(1)  Amounts originally recorded and/or indexed mainly in USD;

(2)  Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and

(3)  Other commitments recorded in off-balance-sheet accounts.

203             Economic and Financial Analysis Report – December 2014

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors	R$ thousand
	2014		2013
	December 31	September 30	December 31
Fixed rates	20,368	28,488	18,626
IGPM/IPCA	10,495	25,317	15,158
Exchange coupon	6,048	4,897	4,999
Foreign currency	8,640	1,866	10,387
Equities	3,737	8	476
Sovereign/Eurobonds and Treasuries	5,526	3,341	6,310
Other	1,995	1,504	1,055
Correlation/diversification effect	(20,260)	(12,345)	(16,069)
VaR (Value at Risk)	36,549	53,076	40,942

Amounts net of tax.

Sensitivity analysis

The Trading Portfolio is also monitored daily by sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule no 475/08.

Note that the impact of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization because a portion of loans held in the Banking Portfolio are financed by demand and/or savings deposits, which are “natural hedges” for future variations in interest rates, moreover, interest rate variations do not represent a material impact on the Institution’s result, as Loans are held to maturity. In addition, due to our strong presence in the insurance and pension plan market, Bradesco holds a large volume of assets on which price adjustments would also impact the linked technical reserves.

Bradesco     204

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Sensitivity Analysis - Trading and Banking Portfolios

		R$ thousand
		Trading and Banking portfolios (1)
		2014						2013
		December 31			September 30			December 31
		Scenarios			Scenarios			Scenarios
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(6,653)	(2,026,998)	(3,924,153)	(6,383)	(1,843,646)	(3,560,810)	(7,177)	(1,942,202)	(3,739,065)
Price indexes	Exposure subject to variations in price index coupon rates	(9,382)	(1,370,926)	(2,568,347)	(10,742)	(1,488,367)	(2,778,693)	(14,665)	(2,100,989)	(3,876,937)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(526)	(57,069)	(106,625)	(508)	(51,455)	(96,819)	(371)	(49,769)	(91,023)
Foreign currency	Exposure subject to exchange rate variations	(7,430)	(142,382)	(272,480)	(2,551)	(37,923)	(70,130)	(11,161)	(253,210)	(482,709)
Equities	Exposure subject to variation in stock prices	(17,898)	(447,446)	(894,892)	(16,414)	(410,359)	(820,718)	(22,002)	(550,045)	(1,100,090)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(898)	(40,715)	(79,422)	(535)	(28,158)	(54,696)	(764)	(50,300)	(96,883)
Other	Exposure not classified in other definitions	(1,100)	(28,795)	(57,591)	(1,286)	(32,162)	(64,324)	(397)	(9,939)	(19,877)
Total excluding correlation of risk factors		(43,887)	(4,114,331)	(7,903,510)	(38,419)	(3,892,070)	(7,446,190)	(56,537)	(4,956,454)	(9,406,584)
Total including correlation of risk factors		(32,947)	(3,412,335)	(6,546,331)	(28,873)	(3,549,489)	(6,795,077)	(39,608)	(4,078,197)	(7,698,477)

(1)  Amounts net of tax.

205             Economic and Financial Analysis Report – December 2014

a

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

The sensitivity analysis of the Trading Portfolio, which represents exposures that may have a material impact on the Organization’s results, is presented below. Note that results show the impact for each scenario on a static portfolio position. However, the market is highly dynamic which results in continuous changes in these positions. Moreover, as previously mentioned, the Organization has an ongoing process of market risk management, which constantly seeks to adjust positions to mitigate related risks according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in a certain position. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

Sensitivity Analysis - Trading Portfolio

		R$ thousand
		Trading portfolio (1)
		2014						2013
		December 31			September 30			December 31
		Scenarios			Scenarios			Scenarios
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(1,171)	(366,067)	(712,658)	(951)	(283,265)	(549,986)	(1,161)	(314,600)	(610,764)
Price indexes	Exposure subject to variations in price index coupon rates	(569)	(80,643)	(157,231)	(976)	(126,606)	(246,050)	(714)	(101,267)	(196,397)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(435)	(47,993)	(89,385)	(495)	(51,874)	(97,405)	(378)	(51,033)	(93,293)
Foreign currency	Exposure subject to exchange rate variations	(3,418)	(85,185)	(170,367)	(995)	(25,172)	(50,386)	(6,050)	(148,787)	(297,318)
Equities	Exposure subject to variation in stock prices	(651)	(16,264)	(32,529)	(2)	(49)	(97)	(920)	(23,008)	(46,016)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(574)	(29,250)	(56,730)	(368)	(25,898)	(49,878)	(590)	(43,582)	(83,593)
Other	Exposure not classified in other definitions	(1,121)	(27,687)	(55,374)	(1,052)	(26,293)	(52,586)	(20)	(505)	(1,010)
Total excluding correlation of risk factors		(7,939)	(653,089)	(1,274,274)	(4,839)	(539,157)	(1,046,388)	(9,833)	(682,782)	(1,328,391)
Total including correlation of risk factors		(5,250)	(434,142)	(843,678)	(2,030)	(397,300)	(769,569)	(7,434)	(509,080)	(991,248)

(1)  Amounts net of tax.

Bradesco     206

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Sensitivity analyses were carried out based on scenarios prepared for the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1:  Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1% variation on prices. For example: for a Real/US dollar exchange rate of R$ 2.65 a scenario of R$ 2.67 was used, while for a 1-year fixed interest rate of 12.96%, a 12.97% scenario was applied;

Scenario 2:  25% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$ 2.65 a scenario of R$ 3.31 was used, while for a 1-year fixed interest rate of 12.96%, a 16.20% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3:  50% stresses were determined based on market information. For example: for a Real/US dollar quote of R$ 2.65 a scenario of R$ 3.97 was used, while for a 1-year fixed interest rate of 12.96%, a 19.44% scenario was applied; The scenarios for other risk factors also account for 50% stresses in the respective curves or prices.

Liquidity Risk

Liquidity Risk is the possibility of the institution not being able to fully meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution not being able to trade a position at market price due to its significant size when compared to the usually traded volume or due to some market discontinuation.

It is crucial to measure and monitor this risk, so that the Organization can settle its obligations in a timely and reliable way.

The process of liquidity risk management is performed at the corporate level. It involves several areas with specific assignments, ensuring an efficient structure. Liquidity risk is measured and controlled centrally and independently and includes the daily monitoring of the composition of available funds, compliance with the minimum liquidity level, and the contingency plan for stress situations.

One of the objectives of the Organization’s Policy on Market and Liquidity Risk Management, approved by the Board of Directors, is to lay down the rules, criteria and procedures that guarantee the establishment of the Minimum Liquidity Reserve (RML) for the Organization, as well as the strategy and action plans for liquidity crisis situations.

As part of the criteria and procedures approved, the Organization establishes a minimum liquidity reserve to be held and the types of assets eligible for this reserve. Moreover, instruments for managing liquidity in a normal scenario and in a crisis scenario and the strategies to be implemented in each case are established.

207             Economic and Financial Analysis Report – December 2014

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

The statement of financial position by maturity is as follows

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	600,233,817	96,757,763	61,306,317	258,671,450	-	1,016,969,347
Funds available	14,645,611	-	-	-	-	14,645,611
Interbank investments (2)	196,372,793	4,437,072	829,397	772,794	-	202,412,056
Securities and derivative financial instruments (1) (2)	267,155,663	12,554,282	5,441,312	61,206,709	-	346,357,966
Interbank and interdepartmental accounts	51,386,822	-	-	617,154	-	52,003,976
Loan and leasing	27,640,518	66,280,297	48,574,759	153,911,457	-	296,407,031
Other receivables and assets	43,032,410	13,486,112	6,460,849	42,163,336	-	105,142,707
Permanent assets	242,931	1,217,319	1,459,543	9,624,238	2,526,573	15,070,604
Investments	-	-	-	-	1,712,465	1,712,465
Premises and equipment	64,057	320,264	384,317	3,712,412	406,095	4,887,145
Intangible assets	178,874	897,055	1,075,226	5,911,826	408,013	8,470,994
Total on December 31, 2014	600,476,748	97,975,082	62,765,860	268,295,688	2,526,573	1,032,039,951
Total on September 30, 2014	577,071,401	90,256,649	57,006,604	260,284,360	2,745,398	987,364,412
Total on December 31, 2013	522,283,069	86,122,429	63,274,418	233,552,295	2,907,074	908,139,285

Liabilities
Current and long-term liabilities	593,686,111	102,648,699	46,926,587	206,585,123	-	949,846,520
Deposits (3)	141,202,339	19,607,628	5,709,201	45,093,390	-	211,612,558
Securities sold under agreements to repurchase (2)	252,106,371	39,351,832	6,598,146	22,137,746	-	320,194,095
Funds from issuance of securities	3,192,652	25,163,194	18,291,959	38,177,628	-	84,825,433
Interbank and interdepartmental accounts	5,957,419	-	-	-	-	5,957,419
Borrowing and on-lending	3,742,298	12,451,692	11,547,935	31,256,211	-	58,998,136
Derivative financial instruments	1,554,246	336,416	247,455	1,143,746	-	3,281,863
Technical reserves for insurance, pension plans and capitalization bonds (3)	124,116,146	4,220,711	1,585,279	23,344,947	-	153,267,083
Other liabilities:
- Subordinated debts	182,774	773,767	1,905,575	32,959,551	-	35,821,667
- Other	61,631,866	743,459	1,041,037	12,471,904	-	75,888,266
Deferred income	292,669	-	-	-	-	292,669
Non-controlling interests in subsidiaries	-	-	-	-	392,512	392,512
Shareholders’ equity	-	-	-	-	81,508,250	81,508,250
Total on December 31, 2014	593,978,780	102,648,699	46,926,587	206,585,123	81,900,762	1,032,039,951
Total on September 30, 2014	549,185,052	90,222,680	60,724,046	207,500,878	79,731,756	987,364,412
Total on December 31, 2013	494,220,602	85,950,279	48,027,066	208,396,101	71,545,237	908,139,285

Net assets on December 31, 2014 YTD	6,497,968	1,824,351	17,663,624	79,374,189	-	-
Net assets on September 30, 2014 YTD	27,886,349	27,920,318	24,202,876	76,986,358	-	-
Net assets on December 31, 2013 YTD	28,062,467	28,234,617	43,481,969	68,638,163	-	-

(1)   Investments in investment funds are classified as 1 to 30 days;

(2)   Repurchase agreements are classified according to the maturity of the transactions; and

(3)   Demand and savings deposits and technical reserves for insurance, pension plans and capitalization bonds comprising “VGBL” and “PGBL” products are classified as 1 to 30 days, without considering average historical turnover.

Bradesco     208

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Operational Risk

Operational risk is the possibility of losses resulting from failure, deficiency or inadequacy of internal processes, people and systems, or from external events. This definition includes legal risk associated with the activities undertaken by the Organization.

The process of operational risk management is performed at the corporate level. This process involves several areas, with specific assignments, ensuring an efficient structure, with the measurement and control of operational risk being performed centrally and independently.

Among the plans to mitigate operational risk, we highlight that the most important is business continuity management, which consists of formal plans to be adopted during moments of crisis to guarantee the recovery and continuation of business as well as preventing loss.

Internal Controls

The existence, effectiveness and implementation of controls that ensure acceptable risk levels in the Organization's processes are certified, and the results are reported to the Audit Committee and to the Compliance and Internal Controls Committee, as well as to the Board of Directors, aiming to provide assurance regarding the proper conduct of business and the achievement of the established goals, in accordance with applicable external laws and regulations, policies, internal rules and procedures, codes of conduct and self-regulation.

The effectiveness of the Organization’s internal controls is supported by trained professionals, well-defined and implemented processes, and technology compatible with the business needs.

The Compliance and Internal Controls Policy and the Internal Control System Standards are aligned with the main control frameworks, such as COSO - Committee of Sponsoring Organizations of the Treadway Commission and COBIT - Control Objectives for Information and Related Technology, which cover aspects related to Business and Information Technology, respectively.

209             Economic and Financial Analysis Report – December 2014

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Below is the Capital Adequacy Ratio:

Calculation basis - Capital Adequacy Ratio	R$ thousand
	Capital Adequacy Ratio (Basel III) - Financial (1)
	2014		2013
	December 31	September 30	December 31
Tier I capital	77,198,803	74,127,110	70,808,081
Common equity	77,198,803	74,127,110	70,808,081
Shareholders’ equity	81,508,250	79,242,116	70,939,802
Non-controlling interests	-	-	197,679
Prudential adjustments (1)	(4,309,447)	(5,115,006)	(329,400)
Tier II capital	21,405,720	21,698,075	24,995,582
Subordinated debt	21,405,720	21,698,075	24,995,582
Capital (a)	98,604,523	95,825,185	95,803,663

- Credit risk	544,797,829	534,165,459	526,108,312
- Market risk	21,435,660	23,607,303	27,333,949
- Operational risk	30,979,716	30,979,716	23,334,834
Risk-weighted assets – RWA (b)	597,213,205	588,752,478	576,777,095

Capital adequacy ratio (a/b)	16.5%	16.3%	16.6%
Tier I capital	12.9%	12.6%	12.3%
- Principal capital	12.9%	12.6%	12.3%
Tier II capital	3.6%	3.7%	4.3%

(1)  Pursuant to CMN Resolution no 4192/13.

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Notes to the Consolidated Financial Statements

b)      Fair value

The book value, net of loss provisions of the main financial instruments is shown below:

Portfolio	R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Fair value	In income statement			In shareholders’ equity
	2014		2014		2013	2014		2013
	December 31		December 31	September 30	December 31	December 31	September 30	December 31
Securities and derivative financial instruments (Notes 3e, 3f and 8)	346,357,966	348,428,463	1,253,027	2,243,680	(274,411)	2,070,497	2,336,821	1,476,686
- Adjustment of available-for-sale securities (Note 8cII)			(817,470)	(93,141)	(1,751,097)	-	-	-
- Adjustment of held-to-maturity securities (Note 8d item 7)			2,070,497	2,336,821	1,476,686	2,070,497	2,336,821	1,476,686
Loan and leasing (Notes 2, 3g and 10) (1)	346,643,597	345,281,511	(1,362,086)	(1,351,853)	(788,732)	(1,362,086)	(1,351,853)	(788,732)
Investments (Notes 3j and 13) (2)	1,712,465	20,919,205	19,206,740	18,157,445	15,176,913	19,206,740	18,157,445	15,176,913
Treasury shares (Note 23d)	298,015	414,490	-	-	-	116,475	116,469	52,347
Time deposits (Notes 3n and 16a)	85,787,338	85,379,150	408,188	378,430	348,623	408,188	378,430	348,623
Funds from issuance of securities (Note 16c)	84,825,433	84,985,115	(159,682)	(220,831)	(124,140)	(159,682)	(220,831)	(124,140)
Borrowing and on-lending (Notes 17a and 17b)	58,998,136	58,933,052	65,084	(44,621)	(122,989)	65,084	(44,621)	(122,989)
Subordinated debts (Note 19)	35,821,667	35,890,228	(68,561)	(164,112)	(347,213)	(68,561)	(164,112)	(347,213)
Unrealized gains excluding tax			19,342,710	18,998,138	13,868,051	20,276,655	19,207,748	15,671,495

(1)  Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and

(2)  Primarily includes the surplus of interest in subsidiaries and affiliates (Cielo, Odontoprev and Fleury).

Determination of the fair value of financial instruments:

•       Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price at the reporting date. If no quoted market price is available, amounts are estimated based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

•       Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are consistent with the market at the reporting date; and

•       Time deposits, funds from issuance of securities, borrowing and on lending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

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Notes to the Consolidated Financial Statements

c)      Capital Management

The primary objective Capital Management structure is to providing the necessary conditions for a continuous process of capital assessment, monitoring and control, contributing to the achievement of the Organization’s strategic objectives. The following are considered: the business environment and a prospective and consistent vision for capital adequacy planning. This structure is composed of the Statutory, Non-Statutory and Executive Committees that assist the Board of Directors and the Board of Executive Officers in decision making.

The process of assessing capital adequacy is carried out so as to ensure that the Organization has a solid Reference Equity base to support the development of activities and cope with risks, whether in normal or in extreme market conditions, as well as meeting managerial and regulatory requirements in capital management.

33)  EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor an Unrestricted Benefit Pension Plan (PGBL) for employees and directors. PGBL is a private defined contribution pension plan that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE).

The PGBL scheme is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. The Securities Dealer Company (DTVM) is responsible for the financial management of the FIE funds.

The PGBL Supplementary Pension Plan was reformulated in October 2014, with contributions from employees and directors of Bradesco and its subsidiaries equal to at least 4% of their salaries. Contributions from Bradesco and its subsidiaries increased from 4% to 5% of salary, plus the percentage destined for death and disability coverages. The contributions concerning participants who in 2001 chose to migrate from the benefit plan defined for PGBL were maintained at the same levels of the previous benefit plan.

Actuarial obligations of the defined contribution plan (PGBL) are fully covered by the plan assets of the corresponding FIE.

In addition to the aforementioned plan (PGBL), participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the plan. For participants of the defined benefit plan (retirees and pensioners), whether they migrated to the PGBL plan or not, the present value of the actuarial plan obligation is fully covered by the plan assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social - Bases (related to the former employees of Baneb).

Banco Bradesco BBI S.A. (formerly Banco BEM S.A.) sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof).

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada do Banco do Estado do Ceará (Cabec), exclusively to former employees of Banco BEC S.A.

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In accordance with CPC 33 (R1) – Employee Benefit, as approved by CVM Resolution no 600/09, Bradesco and its subsidiaries, as sponsors of these plans, taking into consideration the economic and actuarial study, calculated their actuarial commitments using a real interest rate and recognizing their obligations in the financial statements.

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

Below are the main premises adopted by the independent actuary in the actuarial evaluation of our plans, based on CPC 33 (R1):

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Risk factors	On December 31
	2014	2013
Nominal discount rate	11.74% p.a.	12.22% p.a.
Nominal rate of minimum expected return on assets	11.74% p.a.	12.22% p.a.
Nominal rate of future salary growth	5.20% p.a.	5.40% p.a.
Nominal rate of increase of social security and plans’ benefits	5.20% p.a.	5.40% p.a.
Inflation rate	5.20% p.a.	5.40% p.a.
Biometric table - general mortality	AT2000	AT2000
Biometric table - entry into disability	By plan	By plan
Expected turnover rate	-	-
Likelihood of entry into retirement	100% on 1st eligibility for a benefit through the plan	100% on 1st eligibility for a benefit through the plan

Based on the assumptions above and according to CPC 33 (R1), the present value of actuarial liabilities of the benefit plans and its assets to cover these obligations, on December 31, 2014, represented: (i) R$ 1,070,636 for the plan’s net assets (R$ 995,591 thousand on December 31, 2013); (ii) R$ 1,182,761 thousand in actuarial liabilities (R$ 1,082,613 thousand on December 31, 2013); and (iii) deficiency amounting to R$ 112,125 thousand (deficiency of R$ 87,022 thousand on December 31, 2013).

The table below, relative to the sensitivity analysis of the obligation of benefit plans, demonstrates the impact on actuarial exposure (11.74% p.a.) due to the change of the discount rate premise by 1 p.p.:

Discount rate	Sensitivity analysis	Effect on actuarial liabilities	Effect on present value of obligations
12.74%	Increase of 1 p.p.	reduction	(111,950)
10.74%	Decrease of 1 p.p.	increase	132,811

At its overseas units, Bradesco provides its employees and administrators with pension plans that allows financial resources to be accumulated throughout the participant’s career, in compliance with local regulations.

Expenses related to contributions made in the year ended December 31, 2014 totaled R$ 622,807 thousand (R$ 622,160 thousand on December 31, 2013) and R$ 159,485 thousand in the 4th quarter of 2014 (R$ 152,692 thousand in the 3rd quarter of 2014).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including: health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$ 3,063,655 thousand in the year ended December 31, 2014 (R$ 2,828,806 thousand on December 31, 2013) and R$ 829,512 thousand in the 4th quarter of 2014 (R$ 779,121 thousand in the 3rd quarter of 2014).

Bradesco     214

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Notes to the Consolidated Financial Statements

34)  INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

	R$ thousand
	2014			2013
	4th Quarter	3rd quarter	December 31 YTD	December 31 YTD
Income before income tax and social contribution	4,477,337	3,648,655	20,537,774	14,150,289
Total income tax and social contribution at rates of 25% and 15%, respectively (1)	(1,790,935)	(1,459,462)	(8,215,110)	(5,660,116)
Effect on the tax calculation:
Equity in the earnings (losses) of unconsolidated companies	22,875	17,541	75,067	17,206
Net non-deductible expenses of nontaxable income	(36,346)	(19,278)	(123,333)	328,737
Prior-period tax credits:	-	-	-	462,270
Interest on shareholders’ equity (paid and payable)	359,099	452,145	1,438,003	1,289,620
Other amounts (2)	985,132	1,264,835	1,489,209	1,520,470
Income tax and social contribution for the period	(460,175)	255,781	(5,336,164)	(2,041,813)

(1)  The social contribution rate for companies of the financial and insurance sectors was increased to 15%, in accordance with Law no 11727/08, remaining at 9% for other companies (Note 3h); and

(2)  Includes, primarily, the exchange variation of overseas investments and tax incentives.

b)   Breakdown of income tax and social contribution in the income statement

	R$ thousand
	2014			2013
	4th Quarter	3rd quarter	December 31 YTD	December 31 YTD
Current taxes:
Income tax and social contribution payable	(1,152,994)	(1,197,963)	(8,492,027)	(6,112,249)
Deferred taxes:
Amount recorded/realized in the period on temporary differences	(420,823)	1,110,236	2,668,774	1,259,971
Use of opening balances of:
Social contribution loss	11,129	25,947	(349,092)	(132,577)
Income tax loss	80,210	34,588	(551,315)	(215,049)
Temporary additions (Note 34a)	-	-	-	462,270
Recording in the period on:
Social contribution loss	456,737	108,706	590,194	1,181,811
Income tax loss	565,566	174,267	797,302	1,514,010
Total deferred taxes	692,819	1,453,744	3,155,863	4,070,436
Income tax and social contribution for the period	(460,175)	255,781	(5,336,164)	(2,041,813)

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Notes to the Consolidated Financial Statements

c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12.31.2013	Amount recorded	Amount realized	Balance on 12.31.2014	Balance on 9.30.2014
Allowance for loan losses	15,348,782	6,462,522	3,758,458	18,052,846	17,906,350
Civil provisions	1,517,934	529,980	477,692	1,570,222	1,592,675
Tax provisions	2,299,080	514,543	618,437	2,195,186	2,090,760
Labor provisions	999,063	619,543	522,489	1,096,117	1,146,917
Provision for devaluation of securities and investments	533,645	26,829	130,908	429,566	452,778
Provision for devaluation of foreclosed assets	221,934	158,663	102,741	277,856	259,569
Adjustment to fair value of trading securities	183,169	215,367	181,580	216,956	4,395
Amortization of goodwill	777,244	10,649	509,486	278,407	286,740
Provision for interest on shareholders’ equity (1)	-	-	-	-	780,487
Other	2,096,941	1,928,389	1,495,920	2,529,410	2,546,718
Total deductible taxes on temporary differences	23,977,792	10,466,485	7,797,711	26,646,566	27,067,389
Income tax and social contribution losses in Brazil and overseas	4,045,282	1,387,496	900,407	4,532,371	3,418,729
Subtotal (2)	28,023,074	11,853,981	8,698,118	31,178,937	30,486,118
Adjustment to fair value of available-for-sale securities (2)	1,241,130	541,635	727,431	1,055,334	718,265
Social contribution - Provisional Measure no 2158-35/01	140,197	-	26,414	113,783	113,783
Total deferred tax assets (Note 11b)	29,404,401	12,395,616	9,451,963	32,348,054	31,318,166
Deferred tax liabilities (Note 34f)	3,187,945	1,211,770	1,107,737	3,291,978	3,240,207
Deferred tax assets, net of deferred tax liabilities	26,216,456	11,183,846	8,344,226	29,056,076	28,077,959
- Percentage of net deferred tax assets on capital (Note 32a)	27.4%			29.5%	29.3%
- Percentage of net deferred tax assets over total assets	2.9%			2.8%	2.8%

(1)  Deferred taxes on interest on shareholders’ equity is recorded up to the authorized tax limit; and

(2)  Deferred tax assets from companies in the financial and insurance sectors were established considering the increase in the social contribution rate, determined by Law no 11727/08 (Note 3h).

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Notes to the Consolidated Financial Statements

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution and deferred social contribution - Provisional Measure no 2158-35

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Social contribution - Provisional Measure no 2158-35	Total
	Income tax	Social contribution	Income tax	Social contribution
2015	3,546,411	2,101,782	215,334	238,616	80,528	6,182,671
2016	3,528,292	2,092,701	441,715	261,438	32,733	6,356,879
2017	3,463,976	2,047,009	750,385	444,170	522	6,706,062
2018	2,573,657	1,520,332	1,026,230	747,131	-	5,867,350
2019	3,699,236	2,073,170	19,274	388,078	-	6,179,758
Total	16,811,572	9,834,994	2,452,938	2,079,433	113,783	31,292,720

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

The present value of deferred tax assets, calculated based on the average funding interest rate net of tax effects, amounts to R$ 28,650,754 thousand (R$ 29,306,102 thousand on September 30, 2014 and R$ 26,444,826 thousand on December 31, 2013), of which R$ 24,427,619 thousand (R$ 26,039,308 thousand on September 30, 2014 and R$ 22,629,784 thousand on December 31, 2013) refers to temporary differences, R$ 4,112,722 thousand (R$ 3,159,509 thousand on September 30, 2014 and R$ 3,684,786 thousand on December 31, 2013) to tax losses and negative basis of social contribution and R$ 110,413 thousand (R$ 107,285 thousand on September 30, 2014 and R$ 130,256 thousand on December 31, 2013) of deferred social contribution, Provisional Measure no 2158-35.

e)   Unrecognized deferred tax assets

On December 31, 2014, deferred tax assets of R$ 1,927 thousand (R$ 1,927 thousand on September 30, 2014 and R$ 1,927 thousand on December 31, 2013) were not recorded, but they will be when they meet the regulatory requirements and/or present prospects of realization according to studies and analyses prepared by the Management and in accordance with Bacen regulations.

f)    Deferred tax liabilities

	R$ thousand
	2014		2013
	December 31	September 30	December 31
Mark-to-market adjustment to securities and derivative financial instruments	969,078	826,877	536,478
Difference in depreciation	784,378	880,682	1,340,059
Judicial deposit and others	1,538,522	1,532,648	1,311,408
Total	3,291,978	3,240,207	3,187,945

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law no 11727/08 (Note 3h).

35)  OTHER INFORMATION

a)   The Bradesco Organization manages investment funds and portfolios with net assets of R$ 488,730,084 thousand as of December 31, 2014 (R$ 486,941,677 thousand at September 30, 2014 and R$ 435,363,444 thousand on December 31, 2013).

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Notes to the Consolidated Financial Statements

b)    Consortium funds

	R$ thousand
	2014		2013
	December 31	September 30	December 31
Monthly estimate of funds receivable from consortium members	429,312	411,457	361,036
Contributions payable by the group	20,816,191	20,067,816	17,706,357
Consortium members - assets to be included	18,741,580	18,007,206	15,836,920
Credits available to consortium members	4,133,159	4,054,089	3,765,379

	In units
	2014		2013
	December 31	September 30	December 31
Number of groups managed	3,429	3,390	3,274
Number of active consortium members	1,061,848	1,021,090	924,245
Number of assets to be included	531,378	483,962	450,401

c)     The changes made in the reserve requirements in 2014 are as follows:

Description	Procedures
Reserve requirement on time deposits	The rate was 44% until 6.2.2014 (Group A) and 6.9.2014 (Group B), and thereafter it was adjusted to 45% of the calculation basis.
Reserve requirement on time deposits

Bacen remunerates balance, limited to the lower among the following amounts:

I – the reserve requirement discounted from deductions forecasted by Bacen. Such deductions do not exceed 60% of the liabilities.

II – the reserve requirement multiplied by the percentage of:

- 82% as of the calculation period started on 1.13.2014;

- 100% as of the calculation period started on 3.17.2014;

- 50% as of the calculation period started on 8.4.2014;

- 40% as of the calculation period started on 8.25.2014; and

- 100% as of the calculation period started on 8.10.2015.

A restriction on the acceptance of financial bills for deduction of compulsory collection; these are now limited to the balance of financial bills on 7.25.2014.

Until 8.25.2014, the limit of assets for deduction of reserve requirements was 50%, and was raised to 60%, with the deduction of the value of assets corresponding to credit acquisition operations, CDC (vehicles and motorcycles) and financial bills.

The deduction of financing and leasing operations for light commercial vehicles was permitted until 8.25.2014, relative to operations contracted between 5.22.2014 and 9.14.2012, and those contracted starting on 7.28.2014. After this date, the criteria was changed to 5 times the positive variation, compared with the average for the 1st half-year.

Until 7.25.2014, 58 financial groups were considered eligible, as vendors for the acquisition of financial bills and credit assignment. Following the change, only 13 financial groups (with reserve for redemption (PR) above R$ 3.5 billion) were ineligible.

Deduction for credit transactions derived from working capital was permitted starting as at 10.27.2014. The criterion was 5 times the positive variation, compared with the average for the 1st half-year.

d)    As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN.

The accounting standards which have been approved by CMN include the following:

•       Resolution no 3566/08 – Impairment of Assets (CPC 01);

•       Resolution no 3604/08 – Statement of Cash Flows (CPC 03);

•       Resolution no 3750/09 – Related Party Disclosures (CPC 05);

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Notes to the Consolidated Financial Statements

•       Resolution no 3823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution no 3973/11 – Subsequent Event (CPC 24);

•       Resolution no 3989/11 – Share-based Payment (CPC 10);

•       Resolution no 4007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23); and

•       Resolution no 4144/12 – Conceptual Framework for Preparing and Presenting Financial Statements.

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be used prospectively or retrospectively.

CMN Resolution no 3786/09 and Bacen Circular Letters no 3472/09 and no 3516/10 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), in compliance with international standards issued by the International Accounting Standards Board (IASB).

As required by CMN Resolution, on March 31, 2014, Bradesco published its consolidated financial statements for December 31, 2013 and 2012 on its website, in accordance with IFRS standards. The net income and equity of the financial statements disclosed in IFRS have not been substantially different from those presented in the financial statements, in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank (Bacen). As there were no substantial differences between the two sets of financial statements (GAAPs) in the year ended December 31, 2013, the Management believes that the net profit and net equity for the year ended December 31, 2014, are not materially different in the two GAAPs.

e)     On May 14, 2014, Law no 12973/14 was published, which converted Provisional Measure no 627/13. This Law amends the Federal Tax Legislation regarding Corporate Income Tax - IRPJ, the Social Contribution on Net Profits - CSLL, the Contribution to PIS/PASEP and the Contribution to the Social Security Financing - COFINS. These are the main issues contemplated by Law no 12973/14:

•       revocation of the Transition Tax System (RTT), controlling the adjustments arising from new accounting methods and criteria following the alignment of Brazilian accounting rules to the international standards;

•       taxation of companies domiciled in Brazil, for increases in the equity of overseas subsidiaries and unconsolidated companies resulting from profit in these entities;

•       special installment payment of PIS/PASEP and COFINS Contributions.

The aforementioned Law was regulated through Normative Instructions nos 1,515, of November 24, 2014 and 1,520, of December 4, 2014. Our assessment shows that there will be no significant future impacts on our Consolidated Financial Statements.

f)      On November 19, 2014, our jointly-controlled subsidiary, Cielo S.A. (Cielo), and Banco do Brasil S.A. (Bank of Brazil), announced an agreement for the establishment of a joint venture (“JV”) that will manage transactions related to credit and debit card operations under the Ourocard Payment Arrangement (“Ourocard Arrangement”). Valued at R$ 11.6 billion, this joint venture will have 70% of its capital held by Cielo and 30% by Banco do Brasil. Banco do Brasil will contribute with assets related to Ourocard Arrangement and Cielo will contribute R$ 8.1 billion in financing, which will be obtained through the issuance of debentures.

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Notes to the Consolidated Financial Statements

g)    On January 20, 2015, Law no 13097/15 was published, which converted Provisional Measure no 656/14. Among other things, this legislation changes the limits on the deductibility criteria for credit losses on contracts past-due after October 8, 2014 (Article 9 of Law no 9430/96). The limits remain the same for contracts past-due held until October 7, 2014.

h)    There were no subsequent events that need to be adjusted or disclosed for the consolidated financial statements as of December 31, 2014.

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Management Bodies

Reference Date: January 27, 2015

Board of Directors	Department Directors (continued)	Ethical Conduct Committee
	José Luis Elias	Milton Matsumoto - Coordinator
Chairman	José Ramos Rocha Neto	Carlos Alberto Rodrigues Guilherme
Lázaro de Mello Brandão	Layette Lamartine Azevedo Júnior	Domingos Figueiredo de Abreu
	Lúcio Rideki Takahama	Marco Antonio Rossi
Vice-Chairman	Luiz Carlos Brandão Cavalcanti Junior	Alexandre da Silva Glüher
Luiz Carlos Trabuco Cappi	Marcelo Frontini	Josué Augusto Pancini
	Marcelo Santos Dall’Occo	André Rodrigues Cano
Members	Marcos Aparecido Galende	Octavio de Lazari Junior
Antônio Bornia	Marcos Daré	Clayton Camacho
Mário da Silveira Teixeira Júnior	Marlene Morán Millan	Frederico William Wolf
João Aguiar Alvarez	Marlos Francisco de Souza Araujo	Glaucimar Peticov
Denise Aguiar Alvarez	Octavio Manoel Rodrigues de Barros	Rogério Pedro Câmara
Carlos Alberto Rodrigues Guilherme	Paulo Aparecido dos Santos	Nairo José Martinelli Vidal Júnior
Milton Matsumoto	Paulo Faustino da Costa
José Alcides Munhoz	Rogério Pedro Câmara	Integrated Risk Management
	Waldemar Ruggiero Júnior	and Capital Allocation Committee
Board of Executive Officers	Walkiria Schirrmeister Marquetti	Alexandre da Silva Glüher - Coordinator
Executive Officers		Domingos Figueiredo de Abreu
Chief Executive Officer	Directors	Aurélio Conrado Boni
Luiz Carlos Trabuco Cappi	Antonio Chinellato Neto	Sérgio Alexandre Figueiredo Clemente
	Antonio Daissuke Tokuriki	Marco Antonio Rossi
Executive Vice-Presidents	Cláudio Borges Cassemiro	Josué Augusto Pancini
Domingos Figueiredo de Abreu	Edson Marcelo Moreto	Maurício Machado de Minas
Aurélio Conrado Boni	João Sabino	Alfredo Antônio Lima de Menezes
Sérgio Alexandre Figueiredo Clemente	Marcio Henrique Araujo Parizotto	Luiz Carlos Angelotti
Marco Antonio Rossi	Paulo Manuel Taveira de Oliveira Ferreira	Gedson Oliveira Santos
Alexandre da Silva Glüher	Roberto de Jesus Paris	Marlos Francisco de Souza Araujo
Josué Augusto Pancini
Maurício Machado de Minas	Regional Officers	Sustainability Committee
	Alex Silva Braga	Luiz Carlos Angelotti - Coordinator
Managing Directors	Almir Rocha	Carlos Alberto Rodrigues Guilherme
Alfredo Antônio Lima de Menezes	André Ferreira Gomes	Milton Matsumoto
André Rodrigues Cano	Antonio Gualberto Diniz	Domingos Figueiredo de Abreu
Luiz Carlos Angelotti	Antonio Piovesan	Aurélio Conrado Boni
Marcelo de Araújo Noronha	Carlos Alberto Alástico	Sérgio Alexandre Figueiredo Clemente
Nilton Pelegrino Nogueira	Delvair Fidêncio de Lima	Marco Antonio Rossi
André Marcelo da Silva Prado	Francisco Aquilino Pontes Gadelha	Alexandre da Silva Glüher
Luiz Fernando Peres	Francisco Assis da Silveira Junior	Josué Augusto Pancini
	Geraldo Dias Pacheco	Maurício Machado de Minas
Deputy Directors	João Alexandre Silva	Moacir Nachbar Junior
Altair Antônio de Souza	Leandro José Diniz	Paulo Faustino da Costa
Denise Pauli Pavarina	Luis Carlos Furquim Vermieiro
Moacir Nachbar Junior	Mauricio Gomes Maciel	Executive Disclosure Committee
Octavio de Lazari Junior	Osmar Sanches Biscuola	Luiz Carlos Angelotti - Coordinator
	Wilson Reginaldo Martins	Domingos Figueiredo de Abreu
Department Directors		Marco Antonio Rossi
Alexandre Rappaport	Compensation Committee	Alexandre da Silva Glüher
Amilton Nieto	Lázaro de Mello Brandão - Coordinator	Moacir Nachbar Junior
André Bernardino da Cruz Filho	Luiz Carlos Trabuco Cappi	Antonio José da Barbara
Antonio Carlos Melhado	Antônio Bornia	Marcelo Santos Dall’Occo
Antonio José da Barbara	Mário da Silveira Teixeira Júnior	Marcos Aparecido Galende
Arnaldo Nissental	Carlos Alberto Rodrigues Guilherme	Marlos Francisco de Souza Araujo
Aurélio Guido Pagani	Milton Matsumoto	Paulo Faustino da Costa
Bruno D’Avila Melo Boetger	Sérgio Nonato Rodrigues (non-Management member)	Haydewaldo R. Chamberlain da Costa
Cassiano Ricardo Scarpelli
Clayton Camacho	Audit Committee	Fiscal Council
Diaulas Morize Vieira Marcondes Junior	Carlos Alberto Rodrigues Guilherme - Coordinator	Sitting Members
Edilson Wiggers	Osvaldo Watanabe	João Carlos de Oliveira - Coordinator
Eurico Ramos Fabri	Paulo Roberto Simões da Cunha	Nelson Lopes de Oliveira
Fernando Antônio Tenório		José Maria Soares Nunes
Fernando Roncolato Pinho	Compliance and Internal Control Committee	Domingos Aparecido Maia
Frederico William Wolf	Mário da Silveira Teixeira Júnior - Coordinator	Luiz Carlos de Freitas
Gedson Oliveira Santos	Carlos Alberto Rodrigues Guilherme
Glaucimar Peticov	Milton Matsumoto	Deputy Members
Guilherme Muller Leal	Domingos Figueiredo de Abreu	Renaud Roberto Teixeira
Hiroshi Obuchi	Marco Antonio Rossi	Jorge Tadeu Pinto de Figueiredo
João Albino Winkelmann	Alexandre da Silva Glüher	Nilson Pinhal
João Carlos Gomes da Silva	Frederico William Wolf	João Batistela Biazon
Joel Antonio Scalabrini	Gedson Oliveira Santos	Oswaldo de Moura Silveira
Johan Albino Ribeiro	Johan Albino Ribeiro
Jorge Pohlmann Nasser	Rogério Pedro Câmara

General Accounting Department
Marcos Aparecido Galende		Ombudsman Department
Accountant - CRC 1SP201309/O-6		Nairo José Martinelli Vidal Júnior - Ombudsman

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Independent Auditors’ Report on the Consolidated Financial Statements

To the

Board of Directors and Shareholders

Banco Bradesco S.A.

Osasco – SP

We have audited the accompanying consolidated financial statements of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated statement of financial position as at December 31, 2014, the consolidated statements of income, changes in equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Bradesco’s Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank and for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to Bradesco’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bradesco’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the above-mentioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A., as at December 31, 2014, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank.

Other matters

Consolidated statement of value added

We have also audited the consolidated statement of value added (DVA), preparation of which is the responsibility of the Banco Bradesco S.A’s Management, for the year ended December 31, 2014, which presentation is required by publicly-held companies under the Brazilian Corporate Law. The aforementioned statement was subject to the same auditing procedures described above and, in our opinion, is fairly presented, in all material respects, in relation to the financial statements taken as a whole.

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Independent Auditors’ Report on the Consolidated Financial Statements

Review of the amounts related to the 3rd and fourth quarters of 2014

The consolidated balance sheet information as of September 30, 2014 and the related consolidated statements of income, cash flows, value added and the statement of changes in shareholders’ equity for the 3rd and 4th quarters of 2014, which are presented herein by the Bradesco’s Management as supplemental information, were reviewed by us, on which we issued reports that did not contain any modifications, dated October 29, 2014 for the information from September 30, 2014, and the 3rd quarter of 2014, and January 28, 2015 for the information of the 4th quarter of 2014.

Osasco, January 28, 2015

Original report in Portuguese signed by KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

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Audit Committee Report Summary

Corporate Governance and Related Responsibilities

Banco Bradesco S.A.’s Board of Directors has opted for a single Audit Committee for all companies belonging to the Financial Conglomerate, including those belonging to Grupo Bradesco Seguros.

The Audit Committee is a statutory advisory body, linked directly to the Board of Directors. Currently, it consists of one advisor and two other members, appointed each year by the Board of Directors, based on criteria established in the applicable laws and regulations.

The Board is responsible for defining and implementing data collection processes and procedures in order to prepare the financial statements of the companies comprising the Bradesco Organization, observing the accounting practices adopted in Brazil, which are applicable to institutions authorized to operate by the Brazilian Central Bank, and observing the standards set out by the National Monetary Council of the Brazilian Central Bank, Securities and Exchange Commission (CVM), National Private Insurance Council (CNSP), Insurance Superintendency (Susep), and by the National Supplementary Healthcare Agency (ANS).

The Board is also responsible for processes, policies and internal control procedures designed to safeguard the company’s assets, timely recognition of liabilities, and mitigation of the Bradesco Organization’s risk factors to acceptable levels.

The Independent Auditing is responsible for examining the financial statements and issuing a report on their compliance with generally accepted accounting principles. In addition, as a result of its work for the purpose of issuing said report, the Independent Auditing develops a report of recommendations regarding accounting procedures and internal controls, without prejudice to other reports which it is also responsible for preparing, such as the report on limited reviews of quarterly information required by the CVM.

The Internal Auditing (General Inspectorate Department) is responsible for assessing the quality of the Bradesco Organization’s internal control systems and its compliance with policies and procedures defined by the Board, including those adopted in the preparation of accounting and financial reports.

The Audit Committee’s duties and responsibilities are to assess the quality and effectiveness of the Internal and Independent Audits, the effectiveness and sufficiency of the Bradesco Organization’s internal control systems, and to analyze the financial statements, issuing relevant recommendations, as applicable.

The tasks of the Audit Committee also includes those required by Sarbanes-Oxley for companies registered with the U.S. Securities and Exchange Commission and listed on the New York Stock Exchange.

The rules of the Audit Committee are available at www.bradesco.com.br, area of Corporate Governance.

Activities related to the fiscal year of 2014

The Committee has participated in 222 meetings with the business, control and risk management areas, and with the internal and independent auditors, verifying, through different sources, information related to aspects considered relevant or critical.

The Audit Committee work program for the 2014 financial year focused on the main business processes and products associated to the Bradesco Organization. The most relevant aspects include:

•       procedures for the development and disclosure of financial reports to shareholders and external users of accounting and financial information;

•       credit and operational risk management and control systems, preparation to use internal models in line with the conditions laid down by the New Basel Capital Accord (Basel II and III) and applicable regulations set forth by the Brazilian Central Bank; and

•       improvements in the internal control systems arising from projects related to Technology and Risk Management.

Internal Control Systems

Based on the work program and schedule established for 2014, the Audit Committee gathered information about the main processes within the Organization, evaluating their quality and the directors’ commitment of the leaders with their continuous improvement.

As a result of meetings held with the departments of the Bradesco Organization, the Audit Committee had the opportunity to offer the Board of Directors suggestions to improve the processes, as well as to monitor the implementations of recommendations for improvement identified during the audit work, and in discussions with the business and control areas.

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Audit Committee Report Summary

Based on observations and collected information, the Audit Committee has determined that the Bradesco Organization’s internal control system is suitable for the size and complexity of its business, and is structured in such a way as to ensure the efficiency of its operations, of the systems that generate the financial reports, as well as compliance with internal and external requirements applicable to the transactions.

Independent Audit

The independent audit work plan for the 2014 financial year was discussed with KPMG Auditores Independentes (KPMG), and during the year, the audit teams responsible for the services have presented the results and main findings to the Audit Committee.

The relevant items mentioned in the report on the study and evaluation of accounting and internal control systems, prepared in connection with the examination of financial statements and their recommendations for improving these systems, were discussed with the Committee, which requested monitoring the implementations of the improvements to be made in the responsible areas.

Based on the plan presented by the auditors and in subsequent discussions on the results, the Committee considers that the work conducted by the teams were suited to the Organization's business.

Internal Audit

The Committee requested the Internal Audit to consider, in its planning for 2014, several works in line with the topics covered on the Committee’s agenda.

During 2014, the teams responsible for executing the planned activities reported and discussed with the Audit Committee the main conclusions on the vision of process and associated risks.

Based on the discussions on the Internal Audit’s work plan focused on risks, processes and in the evaluation of its results, the Audit Committee considers that the Internal Audit has responded adequately to the Committee’s demands and to the needs and requirements of the Organization and the regulatory authorities.

Consolidated Financial Statements

The Committee has met with the General Accounting, Planning, Budget and Control, and Internal Audit departments, as well as with the Independent Auditors (KPMG) to evaluate the quarterly, semi-annual and annual financial statements. At these meetings, the Committee analyzed and evaluated aspects related to the preparation of individual and consolidated interim balance sheets and balance sheets, notes, and the financial reports published in association with the consolidated financial statements.

The Committee also considered the accounting practices adopted by Bradesco in the preparation of financial statements, and its compliance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank, as well as its compliance with the applicable legislation.

Before disclosing the Quarterly information (ITRs) and the semi-annual and annual balance sheets, the Committee met with KPMG to evaluate aspects related to the auditors’ independence and the control environment in the preparation of the figures to be disclosed.

Based on the reviews and discussions referred to above, the Audit Committee recommends to the Board of Directors to approve the audited financial statements related to the year ending December 31, 2014.

Cidade de Deus, Osasco, São Paulo, January 28, 2015

CARLOS ALBERTO RODRIGUES GUILHERME

 (Coordinator)

OSVALDO WATANABE

PAULO ROBERTO SIMÕES DA CUNHA

(Financial Expert)

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Fiscal Council's Report

The members of the Fiscal Council, in exercise of their legal and statutory duties, have examined the Board of Director’s Report and Financial statements of Banco Bradesco S.A. (Bradesco), for the year ended December 31, 2014, and based on: (i) the Independent Auditors’ Report, dated January 28, 2015; II) the technical study of feasibility of realization of tax credits, drafted by Bradesco’s Board of Directors, following determinations established by CVM Instruction no371/02; National Monetary Council Resolution no3059/02; and Circular Letter no 3171/02, of the Central Bank of Brazil, whose values are stated in the respective Explanatory Notes; (iii) meetings with independent auditors; (iv) in the reports of Bradesco’s Audit Committee; (v) the analysis of documents and, substantially on the information received; and (vi) periodic meetings with Bradesco’s directors and managers, have concluded that the examined documents adequately reflect the assets and liabilities, the financial position and the activities performed by Bradesco in 2014, corroborating the opinion of the Audit Committee, that the internal controls are appropriate for the size and complexity of its businesses, which are structured in compliance with internal and external standards to which they are subjected, and supported by systems that generate financial reports aimed at ensuring operational efficiency.

In face of the above, the members of the Fiscal Council hereby express their opinion that the documents examined are fit to be examined and approved at Bradesco’s Annual Shareholders' Meeting.

Cidade de Deus, Osasco, São Paulo, January 28, 2015.

João Carlos de Oliveira

Nelson Lopes de Oliveira

José Maria Soares Nunes

Domingos Aparecido Maia

Luiz Carlos de Freitas

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 6, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.